abbvie

People.
Passion.
Possibilities.

2024
Annual Report
on Form 10-K

2025
Notice of Annual Meeting
& Proxy Statement

Alison, Migraine

Stockholder Information

AbbVie Inc. Corporate Headquarters
1 North Waukegan Road
North Chicago, IL 60064
847-932-7900
abbvie.com

Investor Relations
Department ZZ05, AP34

Corporate Secretary
Department V364, AP34

Stock Listing
The ticker for AbbVie's common stock is ABBV. The principal market for the AbbVie common stock is the New York Stock Exchange. AbbVie common stock is also listed on the Chicago Stock Exchange.

Annual Meeting
The Annual Meeting will be held on Friday, May 9, 2025, at 9 a.m. CT. Please see the proxy statement for information about how to attend the virtual Annual Meeting.

Dividend Reinvestment Plan
The AbbVie Dividend Reinvestment Plan offers registered stockholders an opportunity to purchase additional shares, commission-free, through automatic cash investments. Interested persons may contact the transfer agent.

Transfer Agent
EQ Shareholder Services
P.O. Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com
877-881-5970
651-450-4064

AbbVie's mission is to discover and deliver innovative medicines and solutions that solve serious health issues today and address the medical challenges of tomorrow. We strive to have a remarkable impact on people's lives across several key therapeutic areas including immunology, oncology, neuroscience, and eye care—and products and services in our Allergan Aesthetics portfolio.

For more information about AbbVie, please visit us at **abbvie.com**.

Follow @abbvie on LinkedIn, Facebook, Instagram, X (formerly Twitter) and YouTube.

People are at the heart of every decision we make at AbbVie. From discovery to delivery. From manufacturing to marketing. Each decision makes a difference.



About our cover patient

"There's a stigma around migraines, but don't let that stop you from getting treatment."

Dealing with debilitating migraines for most of her life, Alison tried many things. She's hopeful that with more time and research, more can be done to help her, and people like her, live on their own terms.

Alison, Colorado
Migraine

About AbbVie

~55K
employees in more than 70 countries

~175
countries where our products help people and patients

9
product or indication approvals in 2024**

~90
active clinical and device programs

>75
conditions treated

$10.8B*
in adjusted R&D investment in 2024

>235K
U.S. patients provided medicine at no cost through our patient assistance program in 2024

*Reflects a non-GAAP measure and is adjusted for certain items, which are reconciled in Appendix B

**Compounds, devices or indications in development individually or under collaboration or license agreements



Dear Shareholders,

AbbVie is embarking on a new phase of growth and 2024 was a year of significant progress. Rooted firmly in our core values and company principles, we remain dedicated to fostering a culture of innovation, excellence and patient-centricity. This commitment is what grounds us for future growth and will enable AbbVie to deliver substantial shareholder returns. Over the past decade, we have increased our quarterly dividend by more than 235% and expanded our market capitalization by $210 billion. I am confident that our strategic direction and diverse portfolio will drive our growth in 2025 and beyond.

AbbVie demonstrated strong performance in 2024, achieving total net revenues of $56.3 billion. We executed our top commercial priorities, advanced our pipeline and strengthened our business through strategic transactions. Our five key areas — immunology, neuroscience, oncology, aesthetics and eye care — have allowed us to rapidly return to sales growth. Both Skyrizi and Rinvoq have performed exceptionally well, generating more than $17.6 billion in combined sales in 2024. Our oncology portfolio recorded sales of $6.5 billion, while global net revenues from neuroscience approached $9 billion. The aesthetics portfolio contributed net revenues of nearly $5.2 billion. Our diversified growth platform is on track to deliver robust mid-single-digit revenue growth in 2025. This will allow us to surpass our previous peak revenue in just the second full year following the U.S. Humira loss of exclusivity, an unprecedented feat in our industry.

In 2024, we raised our adjusted R&D investment to $10.8 billion[1]. This has enabled advances in our pipeline with important regulatory approvals and promising data readouts across immunology, oncology, neuroscience and aesthetics. These include recent approvals for Skyrizi in ulcerative colitis, Epkinly in later lines of follicular lymphoma, Elahere for FR-alpha positive, platinum-resistant ovarian cancer, Vyalev for advanced Parkinson's disease, and new indications for Botox and Juvéderm. We also deepened our pipeline by entering into approximately 20 collaborations, licensing agreements or other asset acquisitions, and closing the ImmunoGen and Cerevel Therapeutics transactions.

Our culture is a key contributor to our success. It unites us with a shared purpose and helps us stay true to our mission to deliver innovative medicines to our patients and uplift communities around the world. As a result of our strong culture, AbbVie was named one of the World's 25 Best Workplaces for the eighth year in a row by Great Place to Work U.S. and Fortune, ranking #3 overall and #1 in Biopharma. In addition, the AbbVie Foundation launched new partnerships to accelerate community-led, innovative solutions to advance health initiatives in underserved communities. During our annual Week of Possibilities, more than 13,000 employees volunteered across nearly 60 countries and territories, and our Employee Giving Campaign garnered over $22 million for approximately 12,000 nonprofit organizations. I continue to be inspired by our employees as they help drive positive change around the globe.

At AbbVie, we continue to be resilient and relentless in our pursuit of medicines that will ultimately transform patient care. Our future is very bright, and I am confident that we will build on AbbVie's track record of success and continue to make a remarkable impact for our patients, customers, employees, shareholders and communities.

Sincerely,

Robert A. Michael, Chief Executive Officer

---

[1] Adjusted research and development investment is a non-GAAP measure, which is reconciled in Appendix B.



abbvie

A Message from AbbVie's Lead Independent Director

Dear AbbVie Shareholder,

As we approach the 2025 Annual Meeting, I have the privilege of reflecting on a remarkable year of change for AbbVie. With the company well-positioned to build on our strong track record of success, AbbVie's longtime CEO, Rick Gonzalez, retired from the CEO role and became executive chairman in July 2024, and Rob Michael, a 30+ year leader at the company, assumed the role of AbbVie's second CEO. This transition was the result of years of planning by the board. We announced in February that Rob would assume the position of Chairman in July. Rob's extensive experience, skills, and vision have equipped him to lead AbbVie, and the board is confident in his leadership as we embark on this next phase of growth.

At the same time, I was honored to be appointed AbbVie's second lead independent director, succeeding Glenn Tilton in the role. I look forward to leveraging my executive and public company board experience, including as a director at AbbVie since 2013, to help lead the board as we oversee AbbVie's efforts to address some of the world's greatest health challenges.

In my new independent leadership role, I am committed to continuing the board's robust oversight of key matters, including the company's strategy, commercial execution, and culture, as well as other areas of evolving risk such as those relating to artificial intelligence and the increasingly complex geopolitical environment. In particular, the independent directors of the board continue to work closely with Rob, Rick, and other leaders from across the company to oversee the strategy and execution related to AbbVie's growth platform.

Over the past year, I have been fortunate to receive feedback from many AbbVie stakeholders, including investors and employees, and to hear their perspectives directly on key topics ranging from business strategy to management and board succession planning to corporate governance and ESG matters. On behalf of the full board, I would like to express my appreciation for this valuable feedback and your continued trust and confidence. We look forward to continuing this open dialogue as we deliver on AbbVie's mission to make a remarkable impact on patients' lives.

Sincerely,

Roxanne S. Austin

Roxanne S. Austin
Lead Independent Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-35565

abbvie
AbbVie Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0375147
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1 North Waukegan Road
North Chicago, Illinois 60064-6400
(847) 932-7900

(Address, including zip code, and telephone number of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	ABBV	New York Stock Exchange
		Chicago Stock Exchange
0.750% Senior Notes due 2027	ABBV27	New York Stock Exchange
2.125% Senior Notes due 2028	ABBV28	New York Stock Exchange
2.625% Senior Notes due 2028	ABBV28B	New York Stock Exchange
2.125% Senior Notes due 2029	ABBV29	New York Stock Exchange
1.250% Senior Notes due 2031	ABBV31	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by checkmark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

The aggregate market value of the 1,750,076,739 shares of voting stock held by non-affiliates of the registrant, computed by reference to the closing price as reported on the New York Stock Exchange, as of the last business day of AbbVie Inc.'s most recently completed second fiscal quarter (June 30, 2024), was $300,173,162,268. AbbVie has no non-voting common equity.

Number of common shares outstanding as of January 31, 2025: 1,765,354,859

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2025 AbbVie Inc. Proxy Statement are incorporated by reference into Part III. The Definitive Proxy Statement will be filed on or about March 24, 2025.

ABBVIE INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2024
TABLE OF CONTENTS

ITEM 1. BUSINESS

Overview

AbbVie or "the company" refer to AbbVie Inc., or AbbVie Inc. and its consolidated subsidiaries, as the context requires. AbbVie is a global, diversified research-based biopharmaceutical company positioned for success with a comprehensive product portfolio that has leadership positions across immunology, oncology, aesthetics, neuroscience and eye care. AbbVie uses its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world's most complex and serious diseases. AbbVie was incorporated in Delaware on April 10, 2012. On January 1, 2013, AbbVie became an independent, publicly-traded company as a result of the distribution by Abbott Laboratories (Abbott) of 100% of the outstanding common stock of AbbVie to Abbott's shareholders.

Segments

AbbVie operates as a single global business segment dedicated to the research and development, manufacturing, commercialization and sale of innovative medicines and therapies. This operating structure enables the Chief Executive Officer, as Chief Operating Decision Maker (CODM), to allocate resources and assess business performance on a global basis in order to achieve established long-term strategic goals. Consistent with this structure, a global research and development and supply chain organization is responsible for the discovery, development, manufacturing and supply of products. Commercial efforts that coordinate the marketing, sales and distribution of these products are organized by geographic region or therapeutic area. All of these activities are supported by a global corporate administrative staff. The determination of a single business segment is consistent with the consolidated financial information regularly reviewed by the CODM for purposes of assessing performance, allocating resources and planning and forecasting future periods. See Note 16, "Segment and Geographic Area Information" to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" and the sales information related to AbbVie's key products and geographies included under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Products

AbbVie's portfolio of products includes a broad line of therapies that address some of the world's most complex and serious diseases.

Immunology products. AbbVie maintains an extensive immunology portfolio across rheumatology, dermatology and gastroenterology. AbbVie's immunology products address unmet needs for patients with autoimmune diseases. These products are:

Humira. Humira (adalimumab) is a biologic therapy administered as a subcutaneous injection. It is approved to treat the following autoimmune diseases in the United States, Canada and Mexico (collectively, North America) and in the European Union:

Condition	Principal Markets
Rheumatoid arthritis (moderate to severe)	North America, European Union
Psoriatic arthritis	North America, European Union
Ankylosing spondylitis	North America, European Union
Crohn's disease (moderate to severe)	North America, European Union
Plaque psoriasis (moderate to severe chronic)	North America, European Union
Juvenile idiopathic arthritis (moderate to severe polyarticular)	North America, European Union
Ulcerative colitis (moderate to severe)	North America, European Union
Non-radiographic axial spondyloarthritis	European Union
Pediatric Crohn's disease (moderate to severe)	North America, European Union
Hidradenitis suppurativa (moderate to severe)	North America, European Union
Pediatric enthesitis-related arthritis	European Union
Non-infectious intermediate, posterior and panuveitis	North America, European Union
Pediatric ulcerative colitis (moderate to severe)	North America, European Union
Pediatric uveitis	North America, European Union

Humira is also approved in Japan for the treatment of intestinal Behçet's disease, generalized pustular psoriasis, and pyoderma gangrenosum.

Humira is sold in numerous other markets worldwide, including Japan, China, Brazil and Australia.

Skyrizi. Skyrizi (risankizumab) is an interleukin-23 (IL-23) inhibitor that selectively blocks IL-23 by binding to its p19 subunit. It is a biologic therapy approved to treat the following autoimmune diseases in North America, the European Union and Japan:

Condition	Principal Markets
Plaque psoriasis (moderate to severe)	North America, European Union, Japan
Psoriatic arthritis	North America, European Union, Japan
Crohn's disease (moderate to severe)	North America, European Union, Japan
Ulcerative colitis (moderate to severe)	U.S., Canada, European Union, Japan

Skyrizi is also approved in Japan for the treatment of erythrodermic psoriasis in patients who have an inadequate response to conventional therapies, for generalized pustular psoriasis, and for palmoplantar pustulosis in patients who have an inadequate response to conventional therapies.

Skyrizi is approved in multiple countries globally, including the United States, Canada and the European Union, for the treatment of moderate to severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. In psoriatic disease (psoriasis or psoriatic arthritis), Skyrizi is administered as a quarterly subcutaneous injection following two induction doses. When administered for Crohn's disease and ulcerative colitis, Skyrizi is given in three induction doses via IV infusion, followed by subcutaneous injection via an on-body injector every eight weeks.

Rinvoq. Rinvoq (upadacitinib) is an oral, once-daily selective and reversible JAK inhibitor that is approved to treat the following inflammatory diseases in North America, the European Union and Japan:

Condition	Principal Markets
Rheumatoid arthritis (moderate to severe)	North America, European Union, Japan
Psoriatic arthritis	North America, European Union, Japan
Ankylosing spondylitis	North America, European Union, Japan

Condition	Principal Markets
Atopic dermatitis (moderate to severe)	North America, European Union, Japan
Non-radiographic axial spondyloarthritis	U.S., Canada, European Union, Japan
Ulcerative colitis (moderate to severe)	North America, European Union, Japan
Crohn's disease (moderate to severe)	U.S., Canada, European Union, Japan
Active polyarticular juvenile idiopathic arthritis	U.S.

In the United States, Rinvoq is indicated for the treatment of moderate to severe active rheumatoid arthritis, for active psoriatic arthritis in adults and children 2 years of age and older, for moderate to severe active ulcerative colitis, for active ankylosing spondylitis and for active non-radiographic axial spondyloarthritis in adult patients who have an inadequate response or intolerance to one or more TNF blockers. It is also indicated for the treatment of Crohn's disease in adult patients who have an inadequate response or intolerance to one or more TNF blockers and for moderate to severe atopic dermatitis in adults and children 12 years of age and older whose disease is not adequately controlled with other systemic drug products, including biologics, or when use of those therapies are inadvisable.

In the European Union, Rinvoq is indicated for the treatment of moderate to severe rheumatoid arthritis in adults, for active psoriatic arthritis in adults who have an inadequate response or intolerance to disease-modifying anti-rheumatic medicines (DMARDs), and for active axial spondyloarthritis in adults. It is also indicated for the treatment of Crohn's disease in adult patients who have an inadequate response or intolerance to one or more TNF blockers and for moderate to severe atopic dermatitis in adults and children 12 years of age and older, and for moderately to severely active ulcerative colitis in adults.

RINVOQ is sold in numerous other markets worldwide, including China, Brazil, and Australia. In the United States, a liquid formulation (RINVOQ LQ) is also approved for use in pediatric patients with psoriatic arthritis and polyarticular juvenile idiopathic arthritis.

Oncology products. AbbVie's oncology products target some of the most complex and difficult-to-treat cancers. These products are:

Imbruvica. Imbruvica (ibrutinib) is an oral, once-daily therapy that inhibits a protein called Bruton's tyrosine kinase. Imbruvica was one of the first medicines to receive a United States Food and Drug Administration (FDA) approval after being granted a Breakthrough Therapy Designation and is one of the few therapies to receive four separate designations. Imbruvica currently is approved for the treatment of adult patients with blood cancers such as chronic lymphocytic leukemia (CLL), as well as certain forms of non-Hodgkin lymphoma. Imbruvica is approved in adult and pediatric patients one year and older with chronic graft versus host disease after failure of one or more lines of systemic therapy.

Venclexta/Venclyxto. Venclexta (venetoclax) is a B-cell lymphoma 2 (BCL-2) inhibitor used to treat blood cancers. Venclexta is approved by the FDA for adults with CLL or small lymphocytic lymphoma. In addition, Venclexta is approved in combination with azacitidine, or decitabine, or low-dose cytarabine to treat adults with newly-diagnosed acute myeloid leukemia who are 75 years of age or older or have other medical conditions that prevent the use of standard chemotherapy.

Elahere. Elahere (mirvetuximab soravtansine-gynx) is an antibody-drug conjugate (ADC) used to treat certain types of cancer. Elahere is approved in both the United States and the European Union for the treatment of adult patients with FRα positive, platinum-resistant epithelial ovarian, fallopian tube, or primary peritoneal cancer, who have received one to three prior systemic treatment regimens.

Epkinly. Epkinly (epcoritamab) is a product used to treat adults with certain types of diffuse large B-cell lymphoma (DLBCL) and high-grade B-cell lymphoma that has recurred or that does not respond to previous treatment after receiving two or more treatments. Epkinly is administered as a subcutaneous injection. Epkinly is also approved to treat adults with relapsed or refractory follicular lymphoma.

Aesthetics products. AbbVie's Aesthetics portfolio consists of facial injectables, plastics and regenerative medicine, body contouring and skincare products, which hold market-leading positions in the U.S. and in key markets around the world. These products are:

Botox Cosmetic.   Botox Cosmetic is an acetylcholine release inhibitor and a neuromuscular blocking agent indicated for treatment in four areas: temporary improvement in the appearance of moderate to severe glabellar lines (frown lines between the eyebrows), moderate to severe crow's feet, moderate to severe forehead lines in adults and moderate to severe platysma bands. Botox Cosmetic is approved for use in all major markets around the world and is approved for the treatment of masseter muscle prominence in China.

The Juvederm Collection of Fillers.   The Juvederm Collection of Fillers is a portfolio of hyaluronic acid-based dermal fillers with a variety of approved indications in the U.S. and in other major markets around the world to augment or treat volume loss in the temples, undereye, cheeks, chin, lips and lower face.

Other aesthetics.   Other aesthetics products include, but are not limited to, Alloderm regenerative dermal tissue, CoolSculpting body contouring technology, Natrelle breast implants, the SkinMedica skincare line, Latisse eyelash solution and DiamondGlow dermabrasion technology.

Neuroscience products. AbbVie's neuroscience products address some of the most difficult-to-treat neurologic diseases. These products are:

Botox Therapeutic.   Botox Therapeutic (onabotulinumtoxinA injection) is an acetylcholine release inhibitor and a neuromuscular blocking agent that is injected into muscle tissue. In the United States, it is approved to treat numerous indications, including chronic migraine, overactive bladder in adults who have an inadequate response to an anticholinergic medication, and urinary incontinence due to detrusor overactivity associated with a neurologic condition in adults who have an inadequate response to an anticholinergic medication. In addition, Botox Therapeutic is approved to treat spasticity in patients two years of age and older, cervical dystonia in adults, as well as other conditions. Botox is marketed in other countries around the world and licenses will vary. Botox Therapeutic is marketed by GSK in Japan.

Vraylar.   Vraylar (cariprazine) is a dopamine D3-preferring D3/D2 receptor partial agonist and a 5-HT1A receptor partial agonist. Vraylar is indicated for acute and maintenance treatment of schizophrenia in adults, acute treatment of manic or mixed episodes associated with bipolar disorder in adults, acute treatment of depressive episodes associated with bipolar I disorder in adults and as an adjunctive treatment in major depressive disorder.

Duopa and Duodopa (carbidopa and levodopa).   AbbVie's levodopa-carbidopa intestinal gel for the treatment of advanced Parkinson's disease is marketed as Duopa in the United States and as Duodopa outside of the United States.

Ubrelvy.   Ubrelvy (ubrogepant) is a calcitonin gene-related peptide receptor antagonist indicated for the acute treatment of migraine with or without aura in adults. Ubrelvy is commercialized in the United States, Israel, Saudi Arabia, United Arab Emirates and Canada.

Qulipta.   Qulipta (atogepant) is a calcitonin gene-related peptide receptor antagonist indicated for the preventive treatment of episodic and chronic migraine in adults. Qulipta is commercialized in the United States and Canada and is approved in the European Union under the brand name Aquipta.

Other neuroscience.   Other neuroscience products include Vyalev/Produodopa, a subcutaneous 24-hour infusion of levodopa-based therapy approved for the treatment of motor fluctuations in adults with advanced Parkinson's disease, as well as other products.

Eye care products. AbbVie's eye care products address unmet needs and new approaches to help preserve and protect patients' vision. These products are:

Ozurdex.   Ozurdex (dexamethasone intravitreal implant) is a corticosteroid implant that slowly releases medication over time. Injected directly into the back of the eye, it dissolves naturally and does not need to be removed. Ozurdex is indicated for the treatment of adult patients with visual impairment due to diabetic macular oedema (DME), adult patients with macular oedema following either Branch Retinal Vein Occlusion (BRVO) or Central Retinal Vein Occlusion (CRVO) and patients with inflammation of the posterior segment of the eye presenting as non-infectious uveitis. Ozurdex® is commercially available in the United States and numerous markets around the world.

Lumigan/Ganfort.   Lumigan (bimatoprost ophthalmic solution) 0.01% is a once daily, topical prostaglandin analog indicated for the reduction of elevated intraocular pressure (IOP) in patients with open angle glaucoma (OAG) or ocular hypertension (OHT). Ganfort is a once daily topical fixed combination of bimatoprost 0.03% and timolol 0.5% for the reduction of IOP in adult patients with OAG or OHT. Lumigan is sold in the United States and numerous markets around the world, while Ganfort is approved in the European Union and some markets in South America, the Middle East and Asia.

Alphagan/Combigan.   Alphagan (brimonidine tartrate ophthalmic solution) is an alpha-adrenergic receptor agonist indicated for the reduction of elevated IOP in patients with open-angle glaucoma or ocular hypertension. Combigan (brimonidine tartrate/timolol maleate ophthalmic solution) is approved for reducing elevated IOP in patients with glaucoma who require additional or adjunctive IOP-lowering therapy. Both Alphagan and Combigan are available for sale in the United States and numerous markets around the world.

Restasis.   Restasis is a calcineurin inhibitor immunosuppressant indicated to increase tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation associated with keratoconjunctivitis sicca. Restasis is approved in the United States and a number of other markets in South America, the Middle East and Asia.

Other eye care.   Other eye care products include Refresh/Optive, Xen and Durysta.

Other key products. AbbVie's other key products include, among other things, treatments for patients with hepatitis C virus (HCV), metabolic and hormone products that target a number of conditions, including exocrine pancreatic insufficiency and hypothyroidism, as well as endocrinology products for the palliative treatment of advanced prostate cancer, treatment of endometriosis and central precocious puberty and for the preoperative treatment of patients with anemia caused by uterine fibroids. These products are:

Mavyret/Maviret.   Mavyret (glecaprevir/pibrentasvir) is approved in the United States and European Union (Maviret) for the treatment of adult and pediatric patients (12 years and older or weighing at least 45 kilograms) with chronic HCV genotype 1-6 infection without cirrhosis and with compensated cirrhosis (Child-Pugh A). It is also indicated for the treatment of adult and pediatric patients (12 years and older or weighing at least 45 kilograms) with HCV genotype 1 infection, who previously have been treated with a regimen containing an HCV NS5A inhibitor or an NS3/4A protease inhibitor, but not both.

Creon.   Creon (pancrelipase) is a pancreatic enzyme therapy for exocrine pancreatic insufficiency, a condition that occurs in patients with cystic fibrosis, chronic pancreatitis and several other conditions. AbbVie has the rights to sell Creon only in the United States.

Linzess/Constella.   Linzess (linaclotide) is a once-daily guanylate cyclase-C agonist used in adults to treat irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation. The product is marketed as Linzess in the United States and as Constella outside of the United States.

Marketing, Sales and Distribution Capabilities

AbbVie utilizes a combination of dedicated commercial resources, regional commercial resources and distributorships to market, sell and distribute its products worldwide. AbbVie directs its primary marketing efforts toward securing the prescription, or recommendation, of its brand of products by physicians, external experts and other health care providers. Managed care providers (for example, health maintenance organizations and pharmacy benefit managers), hospitals and state and federal government agencies (for example, State Medicaid programs, the United States Department of Veterans Affairs and the United States Department of Defense) are also important customers. AbbVie also markets directly to consumers themselves, although in the United States many of the company's products must be sold pursuant to a prescription. Outside of the United States, AbbVie focuses its promotional and market access efforts on external experts, payers, physicians and health systems. AbbVie also provides patient support programs closely related to its products.

AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies and independent retailers from AbbVie-owned distribution centers and public warehouses. Certain products (including aesthetic products and devices) are also sold directly to physicians and other licensed healthcare providers. Although AbbVie's business does not have significant seasonality, AbbVie's product revenues may be affected by end customer and retail buying patterns, fluctuations in wholesaler inventory levels and other factors.

In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to retailers, pharmacies, patients or other customers. In 2024, three wholesale distributors (McKesson Corporation, Cardinal Health, Inc. and Cencora, Inc.) accounted for substantially all of AbbVie's pharmaceutical product sales in the United States. No individual wholesaler accounted for greater than 39% of AbbVie's 2024 gross revenues in the United States. Outside the United States, AbbVie sells products primarily to wholesalers or through distributors, and depending on the market works through largely centralized national payers systems to agree on reimbursement terms.

Certain products are co-marketed or co-promoted with other companies. AbbVie has no single customer that, if the customer were lost, would have a material adverse effect on the company's business. No material portion of AbbVie's business is subject to renegotiation of profits or termination of contracts at the election of the government. Orders are generally filled on a current basis and order backlog is not material to AbbVie's business.

Competition

The markets for AbbVie's products are highly competitive. AbbVie competes with other research-based pharmaceuticals and biotechnology companies that discover, manufacture, market and sell proprietary pharmaceutical products, therapies and biologics. For example, AbbVie's immunology products compete with anti-TNF products, JAK inhibitors and other competitive products intended to treat a number of disease states, and AbbVie's oncology products compete with BTK inhibitors and other competitive products intended to treat certain cancers. In addition, in the past few years, a number of other companies have started to develop, have successfully developed and/or are currently marketing products that are being positioned as competitors to Botox. The search for technological innovations in pharmaceutical products is a significant aspect of competition. The introduction of new products by competitors and changes in medical practices and procedures can result in product obsolescence. Price is also a competitive factor. In addition, the substitution of generic and biosimilar pharmaceutical products for branded pharmaceutical products creates competitive pressures on AbbVie's products that do not have patent protection. New products or treatments brought to market by AbbVie's competitors could cause revenues for AbbVie's products to decrease due to price reductions and sales volume decreases.

Biosimilars. Competition for AbbVie's biologic products is affected by the approval of follow-on biologics, also known as "biosimilars." Biologics have added major therapeutic options for the treatment of many diseases, including some for which therapies were unavailable or inadequate. The cost of developing and producing biologic therapies is typically dramatically higher than for small molecule medications, and many biologic medications are used for ongoing treatment of chronic diseases, such as rheumatoid arthritis or inflammatory bowel disease, or for the treatment of previously untreatable cancer. Significant investments in biologics infrastructure and manufacturing are necessary to produce biologic products.

Humira faces direct biosimilar competition globally, and AbbVie will continue to face competitive pressure from these biologics and from orally administered products.

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act (the FFDCA), the Public Health Service Act (PHSA) and the regulations implementing these statutes. The enactment of federal health care reform legislation in March 2010 provided a pathway for approval of biosimilars under the PHSA, but the approval process for, and science behind, biosimilars is complex. Approval by the FDA is dependent upon many factors, including a showing that the biosimilar is "highly similar" to the original product and has no clinically meaningful differences from the original product in terms of safety, purity and potency. The types of data that could ordinarily be required in an application to show similarity may include analytical data, bioequivalence studies and studies to demonstrate chemical similarity, animal studies (including toxicity studies) and clinical studies.

Furthermore, the law provides that only a biosimilar product that is determined to be "interchangeable" will be considered by the FDA as substitutable for the original biologic product without the intervention of the health care provider who prescribed the original biologic product. To prove that a biosimilar product is interchangeable, the applicant must demonstrate that the product can be expected to produce the same clinical results as the original biologic product in any given patient, and if the product is administered more than once in a patient, that safety risks and potential for diminished efficacy of alternating or switching between the use of the interchangeable biosimilar biologic product and the original biologic product is no greater than the risk of using the original biologic product without switching. The law continues to be interpreted and implemented by the FDA. As a result, its full ultimate impact, implementation and meaning remains subject to uncertainty.

Intellectual Property Protection and Regulatory Exclusivity

Generally, upon approval, products may be entitled to certain kinds of exclusivity under applicable intellectual property and regulatory regimes. AbbVie's intellectual property is materially valuable to the company, and AbbVie seeks patent protection, where available, in all significant markets and/or countries for each product in development. In the United States, the expiration date for patents is 20 years after the filing date. Given that patents relating to pharmaceutical products are often obtained early in the development process and given the amount of time needed to complete clinical trials and other development activities required for regulatory approval, the length of time between product launch and patent expiration is significantly less than 20 years. The Drug Price Competition and Patent Term Restoration Act of 1984 (commonly known as the Hatch-Waxman Act) permits a patent holder to seek a patent extension, commonly called a "patent term restoration," for patents on products (or processes for making the product) regulated by the FFDCA. The length of the patent extension is roughly based on 50 percent of the period of time from the filing of an Investigational New Drug Application (NDA) for a compound to the submission of the NDA for such compound, plus 100 percent of the time period from NDA submission to regulatory approval. The extension, however, cannot exceed five years and the patent term remaining after regulatory approval cannot exceed 14 years. Biological products licensed under the PHSA are similarly eligible for terms of patent restoration.

Pharmaceutical products may be entitled to other forms of legal or regulatory exclusivity upon approval. The scope, length and requirements for each of these exclusivities vary both in the United States and in other jurisdictions. In the United States, if the FDA approves a conventional drug product that contains an active ingredient not previously approved, the product is typically entitled to five years of non-patent regulatory exclusivity. Specific conditions of use approved for individual products may also be entitled to three years of exclusivity if approval was based on the FDA's reliance on new clinical studies essential to approval submitted by the NDA applicant. If the NDA applicant studies the product for use by children, the FDA may grant pediatric exclusivity, which extends by 180 days all existing exclusivities (patent and regulatory) related to the product. For products that are either used to treat conditions that afflict a relatively small population or for which there is not a reasonable expectation that the research and development costs will be recovered, the FDA may designate the pharmaceutical as an orphan drug and grant it seven years of exclusivity. Other types of regulatory exclusivity may also be available, such as Generating New Antibiotic Incentives Now (GAIN) exclusivity, which can provide new antibiotic or new antifungal drugs an additional five years of exclusivity to be added to certain exclusivities already provided for by law.

Applicable laws and regulations dictate the scope of any exclusivity to which a product or particular characteristics of a product is entitled upon approval in any particular country. In certain instances, regulatory exclusivity may offer protection where patent protection is no longer available or for a period of time in excess of patent protection. It is not possible to estimate for each product in development the total period and scope of exclusivity to which it may become entitled until regulatory approval is obtained or sometimes even later. However, given the length of time required to complete clinical development of a pharmaceutical product, the periods of exclusivity that might be achieved in any individual case would not generally be expected to exceed a minimum of three years and a maximum of 14 years. These estimates do not consider other factors, such as the difficulty of recreating the manufacturing process for a particular product or other proprietary knowledge that may delay the introduction of a generic or other follow-on product after the expiration of applicable patent and other regulatory exclusivity periods.

Biologics may be entitled to exclusivity under the Biologics Price Competition and Innovation Act, which was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act. The law provides a pathway for approval of biosimilars following the expiration of 12 years of regulatory exclusivity for the innovator biologic and a potential additional 180 day-extension term for conducting pediatric studies. Biologics are also eligible for orphan drug exclusivity, as discussed above. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity and enforceability. The European Union has also created a pathway for approval of biosimilars and has published guidelines for approval of certain biosimilar products. The more complex nature of biologics and biosimilar products has led to close regulatory scrutiny over follow-on biosimilar products, which can reduce the effect of biosimilars on sales of the innovator biologic as compared to the sales erosion caused by generic versions of small molecule pharmaceutical products.

AbbVie owns or has licensed rights to a substantial number of patents and patent applications. AbbVie licenses or owns a patent portfolio of thousands of patent families, each of which includes United States patent applications and/or issued patents and may also contain the non-United States counterparts to these patents and applications.

These patents and applications, including various patents that expire during the period 2025 to the mid 2040s, in aggregate are believed to be of material importance in the operation of AbbVie's business. However, AbbVie believes that no single patent, license, trademark (or related group of patents, licenses, or trademarks), are material in relation to the company's business as a whole.

In addition, the following patents, licenses and trademarks are significant: those related to risankizumab (which is sold under the trademark Skyrizi) and those related to upadacitinib (which is sold under the trademark Rinvoq). The United States composition of matter patents covering risankizumab and upadacitinib are expected to expire in 2033.

AbbVie may rely, in some circumstances, on trade secrets to protect its technology. AbbVie seeks to protect its technology and product candidates, in part, by confidentiality agreements with its employees, consultants, advisors, contractors and collaborators. These agreements may be breached and AbbVie may not have adequate remedies for any breach. In addition, AbbVie's trade secrets may otherwise become known or be independently discovered by competitors. To the extent that AbbVie's employees, consultants, advisors, contractors and collaborators use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Licensing, Acquisitions and Other Arrangements

In addition to its independent efforts to develop and market products, AbbVie enters into arrangements such as acquisitions, option-to-acquire agreements, licensing arrangements, option-to-license arrangements, strategic alliances, co-promotion arrangements, co-development and co-marketing agreements and joint ventures. The acquisitions and option-to-acquire agreements typically include, among other terms and conditions, non-refundable purchase price payments or option fees, option exercise payments, milestones or earn-outs and other customary terms and obligations. The licensing and other arrangements typically include, among other terms and conditions, non-refundable upfront license fees, option fees and option exercise payments, milestone payments and royalty and/or profit sharing obligations. See Note 5, "Licensing, Acquisitions and Other Arrangements—Other Licensing & Acquisitions Activity," to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data."

Third Party Agreements

AbbVie has agreements with third parties for process development, product distribution, analytical services and manufacturing of certain products. AbbVie procures certain products and services from a limited number of suppliers and, in some cases, a single supply source. In addition, AbbVie has agreements with third parties for active pharmaceutical ingredient and product manufacturing, formulation and development services, fill, finish and packaging services, transportation and distribution and logistics services for certain products. AbbVie does not believe that these manufacturing-related agreements are material because AbbVie's business is not substantially dependent on any individual agreement. In most cases, AbbVie maintains alternate supply relationships that it can utilize without undue disruption of its manufacturing processes if a third party fails to perform its contractual obligations. AbbVie seeks to maintain sufficient inventory of product to minimize the impact of any supply disruption.

AbbVie is also party to certain collaborations and other arrangements, as discussed in Note 5, "Licensing, Acquisitions and Other Arrangements—Other Licensing & Acquisitions Activity," to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data."

Sources and Availability of Raw Materials

AbbVie purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world. In addition, certain medical devices and components necessary for the manufacture of AbbVie products are provided by unaffiliated third party suppliers. AbbVie has robust business continuity and supplier monitoring programs.

Research and Development Activities

AbbVie makes a significant investment in research and development and has numerous compounds (and complementary devices) in clinical development, including potential treatments for complex, life-threatening diseases. AbbVie's ability to discover and develop new compounds is enhanced by the company's use of integrated discovery and development project teams, which include chemists, biologists, physicians and pharmacologists who work on the same compounds as a team. AbbVie also partners with third parties, such as biotechnology companies, other pharmaceutical companies and academic institutions to identify and prioritize promising new treatments that complement and enhance AbbVie's existing portfolio. AbbVie also supplements its research and development efforts with acquisitions.

The research and development process generally begins with discovery research which focuses on the identification of a molecule that has a desired effect against a given disease. If preclinical testing of an identified compound proves successful, the compound moves into clinical development which generally includes the following phases:

- Phase 1—involves the first human tests in a small number of healthy volunteers or patients to assess safety, tolerability and doses for later phases.

- Phase 2—tests different doses of the drug in a disease state in order to assess efficacy.

- Phase 3—tests a drug that demonstrates favorable results in the earlier phases in a significantly larger patient population to further demonstrate efficacy and safety in order to meet requirements to enable global approval.

Preclinical data and clinical trials from all of the development phases provide the data required to prepare and submit an NDA, a Biological License Application (BLA) or other submission for regulatory approval to the FDA or similar government agencies outside the United States. The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions.

The research and development process from discovery through a new drug launch typically takes 8 to 12 years and can be even longer. The research and development of new pharmaceutical products has a significant amount of inherent uncertainty. There is no guarantee when, or if, a molecule will receive the regulatory approval required to launch a new drug or indication.

In addition to the development of new products, delivery devices and new formulations, research and development projects also may include Phase 4 trials, sometimes called post-marketing studies. For such projects, clinical trials are designed and conducted to collect additional data regarding, among other parameters, the benefits and risks of an approved drug.

Regulation—Discovery and Clinical Development

United States. Securing approval to market a new pharmaceutical product in the United States requires substantial effort and financial resources and takes several years to complete. The applicant must complete preclinical tests and submit protocols to the FDA before commencing clinical trials. Clinical trials are intended to establish the safety and efficacy of the pharmaceutical product and typically are conducted in sequential phases, although the phases may overlap or be combined. If the required clinical testing is successful, the results are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. The FDA reviews an NDA or BLA to determine whether a product is safe and effective for its intended use and whether its manufacturing is compliant with current Good Manufacturing Practices (cGMP).

Compliance with regulatory requirements is assured through periodic, announced or unannounced inspections by the FDA and other regulatory authorities, and these inspections associated with clinical development may include the sponsor, investigator sites, laboratories, hospitals and manufacturing facilities of AbbVie's subcontractors or other third-party manufacturers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, including rejection of an NDA or BLA.

Even if an NDA or a BLA receives approval, the applicant must comply with post-approval requirements. For example, holders of an approval must report adverse reactions, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional materials and activities. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and certain changes to the manufacturing procedures and finished product must be submitted and approved by the FDA prior to implementation. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural and record keeping requirements. In addition, as a condition of approval, the FDA may require post-marketing testing and surveillance to further assess and monitor the product's safety or efficacy after commercialization, which may require additional clinical trials, patient registries, observational data or additional work on chemistry, manufacturing and controls. Any post-approval regulatory obligations, and the cost of complying with such obligations, could expand in the future. Further, the FDA continues to regulate product labeling, and prohibits the promotion of products for unapproved or "off-label" uses along with other labeling restrictions.

Outside the United States. AbbVie is subject to similar regulatory requirements outside the United States for approval and marketing of pharmaceutical products. AbbVie must obtain approval of a clinical trial application or product from applicable supervising regulatory authorities before it can commence clinical trials or marketing of the product in target markets. The approval requirements and process for each country can vary, and the time required to obtain approval may be longer or shorter than that required for FDA approval in the United States. For example, AbbVie may submit marketing authorizations in the European Union under either a centralized or decentralized procedure. The centralized procedure is mandatory for the approval of biotechnology products and many pharmaceutical products and provides for a single marketing authorization that is valid for all European Union member states. Under the centralized procedure, a single marketing authorization application is submitted to the European Medicines Agency. After the agency evaluates the application, it makes a recommendation to the European Commission, which then makes the final determination on whether to approve the application. The decentralized procedure provides for mutual recognition of individual national approval decisions and is available for products that are not subject to the centralized procedure.

In Japan, applications for approval of a new product are made through the Pharmaceutical and Medical Devices Agency (PMDA). Japan-specific trials and/or bridging studies to demonstrate that the non-Japanese clinical data applies to Japanese patients are usually required. After completing a comprehensive review, the PMDA reports to the Ministry of Health, Labour and Welfare, which then approves or denies the application.

Similarly, applications for a new product in China are submitted to the Center for Drug Evaluation of the National Medical Products Administration for technical review and approval of a product for marketing in China. Clinical data in Chinese subjects are usually required to support approval in China, requiring the inclusion of China in global pivotal studies, or a separate China/Asian clinical trial.

The regulatory process in many emerging markets continues to evolve. Many emerging markets, including those in Asia, generally require regulatory approval to have been obtained in a large developed market (such as the United States or Europe) before the country will begin or complete its regulatory review process. Similar to the requirements in Japan and China, certain countries (notably South Korea, Taiwan, India and Russia) also generally require that clinical studies that include data from patients in those countries be conducted in order to support local regulatory approval.

The requirements governing the conduct of clinical trials and product licensing also vary. In addition, post-approval regulatory obligations such as adverse event reporting and cGMP compliance generally apply and may vary by country. For example, after a marketing authorization has been granted in the European Union, periodic safety reports must be submitted and other pharmacovigilance measures may be required (such as Risk Management Plans).

Regulation—Commercialization, Distribution and Manufacturing

The manufacturing, marketing, sale, promotion and distribution of AbbVie's products are subject to comprehensive government regulation. Government regulation by various national, regional, federal, state and local agencies, both in the United States and other countries, addresses (among other matters) inspection of, and controls over, research and laboratory procedures, clinical investigations, product approvals and manufacturing, labeling, packaging, marketing and promotion, pricing and reimbursement, sampling, distribution, quality control, post-marketing surveillance, record keeping, storage and disposal practices. AbbVie's operations are also affected by trade regulations in many countries that limit the import of raw materials and finished products and by laws and regulations that seek to prevent corruption and bribery in the marketplace (including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act, which provide guidance on corporate interactions with government officials) and require safeguards for the protection of personal data. In addition, AbbVie is subject to laws and regulations pertaining to health care fraud and abuse, including state and federal anti-kickback and false claims laws in the United States. Prescription drug manufacturers such as AbbVie are also subject to taxes, as well as application, product, user and other fees.

Compliance with these laws and regulations is costly and materially affects AbbVie's business. Among other effects, health care regulations substantially increase the time, difficulty and costs incurred in obtaining and maintaining approval to market newly developed and existing products. AbbVie expects compliance with these regulations to continue to require significant technical expertise and capital investment to ensure compliance. Failure to comply can delay the release of a new product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product's production and sale and other civil or criminal sanctions, including fines and penalties.

In addition to regulatory initiatives, AbbVie's business can be affected by ongoing studies of the utilization, safety, efficacy and outcomes of health care products and their components that are regularly conducted by industry participants, government agencies and others. These studies can lead to updates to the data regarding utilization, safety and efficacy of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of, or limitations on, marketing of such products domestically or worldwide, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

Access to human health care products continues to be a subject of oversight, investigation and action by governmental agencies, legislative bodies and private organizations in the United States and other countries. A major focus is cost containment. Efforts to reduce health care costs are also being made in the private sector, notably by health care payers and providers, which have instituted various cost reduction and containment measures. AbbVie expects insurers and providers to continue attempts to reduce the cost of health care products. Outside the United States, many countries control the price of health care products directly or indirectly, through reimbursement, payment, pricing, coverage limitations, or compulsory licensing. Political and budgetary pressures in the United States and in other countries may also heighten the scope and severity of pricing pressures on AbbVie's products for the foreseeable future.

United States. Specifically, U.S. federal laws require pharmaceutical manufacturers to pay certain statutorily-prescribed rebates to state Medicaid programs on prescription drugs reimbursed under state Medicaid plans, and the efforts by states to seek additional rebates may affect AbbVie's business. Similarly, the Veterans Health Care Act of 1992, as a prerequisite to participation in Medicaid and other federal health care programs, requires that manufacturers extend additional discounts on pharmaceutical products to various federal agencies, including the United States Department of Veterans Affairs, Department of Defense and Public Health Service entities and institutions. In addition, recent legislative changes would require similarly discounted prices to be offered to TRICARE program beneficiaries. The Veterans Health Care Act of 1992 also established the 340B drug discount program, which requires pharmaceutical manufacturers to provide products at reduced prices to various designated health care entities and facilities.

In the United States, most states also have generic substitution legislation requiring or permitting a dispensing pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed. In addition, the federal government follows a diagnosis-related group (DRG) payment system for certain institutional services provided under Medicare or Medicaid and has implemented a prospective payment system (PPS) for services delivered in hospital outpatient, nursing home and home health settings. DRG and PPS entitle a health care facility to a fixed reimbursement based on the diagnosis and/or procedure rather than actual costs incurred in patient treatment, thereby increasing the incentive for the facility to limit or control expenditures for many health care products. Medicare reimburses Part B drugs based on average sales price plus a certain percentage to account for physician administration costs, which have been reduced in the hospital outpatient setting. Medicare enters into contracts with private plans to negotiate prices for most patient-administered medicine delivered under Part D.

Under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (together, the Affordable Care Act), AbbVie pays a fee related to its pharmaceuticals sales to government programs. In addition, through the end of 2024 AbbVie provided a discount of 70% for branded prescription drugs sold to patients who fell into the Medicare Part D coverage gap, or "donut hole."

The Affordable Care Act also includes provisions known as the Physician Payments Sunshine Act, which require manufacturers of drugs and biologics covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data to the Centers for Medicare and Medicaid Services for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level in the United States, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring disclosure of interactions with health care professionals. Failure to report appropriate data may result in civil or criminal fines and/or penalties.

The Inflation Reduction Act of 2022 (the IRA) requires: (i) the government to set prices for select high expenditure Medicare Part D drugs (prices effective beginning in 2026) and Part B drugs (prices effective beginning in 2028) that are more than nine years (for small-molecule drugs) or 13 years (for biological products) from their FDA approval, (ii) manufacturers to pay a rebate for Medicare Part B and Part D drugs when prices for those drugs increase faster than inflation beginning in 2022 for Part D and 2023 for Part B, and (iii) a Medicare Part D redesign replacing the current coverage gap provisions and establishing a $2,000 cap for out-of-pocket costs for Medicare beneficiaries beginning in 2025, with manufacturers being responsible for 10% of costs up to the $2,000 cap and 20% after that cap is reached. In August 2023, the U.S. Department of Health and Human Services (HHS), through the Centers for Medicare & Medicaid Services (the CMS), selected Imbruvica as one of the first 10 medicines subject to government-set prices beginning in 2026. In August 2024, the CMS published Medicare Part D prices that will be applicable to these medicines, including Imbruvica, beginning January 1, 2026. In January 2025, HHS, through the CMS, selected Vraylar and Linzess as two of the 15 medicines subject to government-set prices beginning in 2027. It is possible that more of our products, including products that generate substantial revenues, could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiration of intellectual property protections. The effect of reducing prices and reimbursement could significantly impact revenues for certain of our products.

European Union. The European Union has adopted directives and other legislation governing labeling, advertising, distribution, supply, pharmacovigilance and marketing of pharmaceutical products.

Such legislation provides mandatory standards throughout the European Union and permits member states to supplement these standards with additional regulations. European governments also regulate pharmaceutical product prices through their control of national health care systems that fund a large part of the cost of such products to consumers. As a result, patients are unlikely to use a pharmaceutical product that is not reimbursed by the government. In many European countries, the government either regulates the pricing of a new product at launch or subsequent launch through direct price controls or reference pricing. In recent years, many countries have also imposed new or additional cost containment measures on pharmaceutical products. Differences between national pricing regimes create price differentials within the European Union that can lead to significant parallel trade in pharmaceutical products.

Most governments also promote generic substitution by mandating or permitting a pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed and by permitting or mandating that health care professionals prescribe generic versions in certain circumstances. Many governments are also following a similar path for biosimilar therapies. In addition, governments use reimbursement lists to limit the pharmaceutical products that are eligible for reimbursement by national health care systems.

Japan. In Japan, the National Health Insurance system maintains a Drug Price List specifying which pharmaceutical products are eligible for reimbursement, and the Ministry of Health, Labour and Welfare sets the prices of the products on this list. The government generally introduces price cut rounds every other year and also mandates price decreases for specific products. New products judged innovative or useful, that are indicated for pediatric use, or that target orphan or small population diseases, however, may be eligible for a pricing premium. The government has also promoted the use of generics, where available.

Emerging Markets. Many emerging markets take steps to reduce pharmaceutical product prices, in some cases through direct price controls and in others through the promotion of generic/biosimilar alternatives to branded pharmaceuticals.

Since AbbVie markets its products worldwide, certain products of a local nature and variations of product lines must also meet other local regulatory requirements. Certain additional risks are inherent in conducting business outside the United States, including price and currency exchange controls, changes in currency exchange rates, limitations on participation in local enterprises, expropriation, nationalization and other governmental action.

Regulation—Medical Devices

Medical devices are subject to regulation by the FDA, state agencies and foreign government health authorities. FDA regulations, as well as various U.S. federal and state laws, govern the development, clinical testing, manufacturing, labeling, record keeping and marketing of medical device products agencies in the United States. AbbVie's medical device product candidates, including AbbVie's breast implants, must undergo rigorous clinical testing and an extensive government regulatory clearance or approval process prior to sale in the United States and other countries. The lengthy process of clinical development and submissions for clearance or approval, and the continuing need for compliance with applicable laws and regulations, require the expenditure of substantial resources. Regulatory clearance or approval, when and if obtained, may be limited in scope, and may significantly limit the indicated uses for which a product may be marketed. Cleared or approved products and their manufacturers are subject to ongoing review, and discovery of previously unknown problems with products may result in restrictions on their manufacture, sale and/or use or require their withdrawal from the market.

United States. AbbVie's medical device products are subject to extensive regulation by the FDA in the United States. Unless an exemption applies, each medical device AbbVie markets in the United States must have a 510(k) clearance or a Premarket Approval Application (PMA) in accordance with the FFDCA and its implementing regulations. The FDA classifies medical devices into one of three classes, depending on the degree of risk associated with each medical device and the extent of controls that are needed to ensure safety and effectiveness. Devices deemed to pose a lower risk are placed in either Class I or Class II, and devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed to be not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. In general, a Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA, and any changes to the device subsequent to initial FDA approval must also be reviewed and approved by the FDA. The majority of AbbVie's medical device products, including AbbVie's breast implants, are regulated as Class III medical devices. A Class III device may have significant additional obligations imposed in its conditions of approval, and the time in which it takes to obtain approval can be long. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the FDA and other regulatory authorities, and these inspections may include the manufacturing facilities of AbbVie's subcontractors or other third-party manufacturers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters or untitled letters; fines, injunctions and civil penalties; recall or seizure of AbbVie' products; operating restrictions, partial suspension or total shutdown of production; refusing AbbVie' request for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMA approvals that are already granted; and criminal prosecution.

A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) premarket notification. Clinical trials generally require submission of an application for an investigational device exemption (IDE), which must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. A study sponsor must obtain approval for its IDE from the FDA, and it must also obtain approval of its study from the Institutional Review Board overseeing the trial. The results of clinical testing may not be sufficient to obtain approval of the investigational device.

Once a device is approved, the manufacture and distribution of the device remains subject to continuing regulation by the FDA, including Quality System Regulation requirements, which involve design, testing, control, documentation and other quality assurance procedures during the manufacturing process. Medical device manufacturers and their subcontractors are required to register their establishments and list their manufactured devices with the FDA and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with regulatory requirements. Manufacturers must also report to the FDA if their devices may have caused or contributed to a death or serious injury or malfunctioned in a way that could likely cause or contribute to a death or serious injury, or if the manufacturer conducts a field correction or product recall or removal to reduce a risk to health posed by a device or to remedy a violation of the FFDCA that may present a health risk. Further, the FDA continues to regulate device labeling, and prohibits the promotion of products for unapproved or "off-label" uses along with other labeling restrictions.

European Union. Medical device products that are marketed in the European Union must comply with the requirements of the Medical Device Regulation (the MDR), which came into effect in May 2021. The MDR provides for regulatory oversight with respect to the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices to ensure that medical devices marketed in the European Union are safe and effective for their intended uses. Medical devices that comply with the MDR are entitled to bear a Conformité Européenne marking evidencing such compliance and may be marketed in the European Union. Failure to comply with these domestic and international regulatory requirements could affect AbbVie's ability to market and sell AbbVie's products in these countries.

Environmental Matters

AbbVie believes that its operations comply in all material respects with applicable laws and regulations concerning environmental protection. Regulations under federal and state environmental laws impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. AbbVie's capital expenditures for pollution control in 2024 were approximately $13 million and operating expenditures were approximately $35 million. In 2025, capital expenditures for pollution control are estimated to be approximately $15 million and operating expenditures are estimated to be approximately $37 million.

Abbott was identified as one of many potentially responsible parties in investigations and/or remediations at several locations in the United States, including Puerto Rico, under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Some of these locations were transferred to AbbVie in connection with the separation and distribution, and AbbVie has become a party to these investigations and remediations. Abbott was also engaged in remediation at several other sites, some of which have been transferred to AbbVie in connection with the separation and distribution, in cooperation with the Environmental Protection Agency or similar agencies. While it is not feasible to predict with certainty the final costs related to those investigations and remediation activities, AbbVie believes that such costs, together with other expenditures to maintain compliance with applicable laws and regulations concerning environmental protection, should not have a material adverse effect on the company's financial position, cash flows, or results of operations.

Employees

AbbVie employed approximately 55,000 employees in over 70 countries as of January 31, 2025. Outside the United States, some of AbbVie's employees are represented by unions or works councils. AbbVie believes that it has good relations with its employees.

Human Capital Management

Attracting, retaining and providing meaningful growth and development opportunities to AbbVie's employees is critical to the company's success in making a remarkable impact on people's lives around the world. AbbVie leverages numerous resources to identify and enhance strategic and leadership capability, foster employee engagement and create a culture where talent is productive and engaged. AbbVie invests in its employees through competitive compensation, benefits and employee support programs and offers best-in-class development and leadership opportunities. AbbVie has developed a deep talent base through ongoing investment in functional and leadership training and by sourcing world-class external talent, ensuring a sustainable talent pipeline.

Attracting and Developing Talent. Attracting and developing high-performing talent is essential to AbbVie's continued success. AbbVie implements detailed talent attraction strategies, with an emphasis on STEM skill sets and other critical skillsets, including drug discovery, clinical development, market access and business development. AbbVie seeks candidates with diverse backgrounds, experiences, and perspectives to enhance innovation and problem-solving. AbbVie also invests in competitive compensation and benefits programs. In addition to offering a comprehensive suite of benefits ranging from medical and dental coverage to retirement, disability and life insurance programs, AbbVie also provides health promotion programs, mental health awareness campaigns and employee assistance programs in several countries, financial wellness support, on-site health screenings and immunizations in several countries and on-site fitness and rehabilitation centers. AbbVie has on-site health care clinics at certain locations, offering convenient and affordable access to quality healthcare, flu shots and vaccines. In addition, the AbbVie Employee Assistance Fund (a part of the AbbVie Foundation) supports two programs for global employees: the AbbVie Possibilities Scholarship for children of employees, which is an annual merit-based scholarship for use at accredited colleges, universities or vocational-technical schools; and the Employee Relief Program, which is financial assistance to support short term needs of employees when faced with large-scale disasters (e.g. a hurricane), individual disasters (e.g. a home fire) or financial hardship (e.g. the death of a spouse). Finally, AbbVie empowers managers and their teams with tools, tips and guidelines on effectively managing workloads and managing teams from a distance.

New AbbVie employees are given a tailored onboarding experience for faster integration and to support performance. One of AbbVie's mentorship programs allows employees to self-nominate as mentors or mentees and facilitates meaningful relationships supporting employees' career and development goals.

AbbVie also provides structured, broad-based development opportunities, focusing on high-performance skills and leadership training. AbbVie's talent philosophy holds leaders accountable for building a high-performing organization, and the company provides development opportunities for all levels of leadership. AbbVie's Learn, Develop, Perform program offers year-long, self-directed leadership education, supplemented with tools and resources, and leverages leaders as role models and teachers. In addition, a foundational success factor to AbbVie's leadership pipeline is the company's Professional Development Programs, which attract graduates, postgraduates and post-doctoral talent to participate in formal development programs lasting up to three years, with the objective of strengthening functional and leadership capabilities.

Culture. AbbVie's shared principles of transforming lives, acting with integrity, driving innovation, embracing diversity and inclusion, and serving the community form the core of the company's culture. AbbVie articulates the behaviors associated with these values in the Ways We Work, a core set of working behaviors that emphasize how the company achieves results is equally as important as achieving them. The Ways We Work are designed to ensure that every AbbVie employee is aware of the company's cultural expectations. AbbVie integrates the Ways We Work into all talent processes, forming the basis for assessing performance, prioritizing development and ultimately rewarding employees. AbbVie believes its culture creates strong engagement, which is measured regularly through a confidential, third-party all-employee survey, and this engagement supports AbbVie's mission of making a remarkable impact on people's lives.

Diversity & Inclusion. A cornerstone of AbbVie's human capital management approach is to prioritize fostering an inclusive workforce where all employees have equal opportunity to succeed. AbbVie is committed to equal employment opportunity and non-discrimination in all aspects of employment. Further, AbbVie is committed to pay equity and conducts pay equity analyses annually. A critical component of AbbVie's strategy is to instill an inclusive mindset in all AbbVie leaders and employees, so the company continues to realize the full value of its workforce from recruitment through retirement. AbbVie's Employee Resource Groups also help the company nurture an inclusive culture by building community and creating connections.

Internet Information

Copies of AbbVie's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through AbbVie's investor relations website (*investors.abbvie.com*) as soon as reasonably practicable after AbbVie electronically files the material with, or furnishes it to, the Securities and Exchange Commission (SEC).

AbbVie's corporate governance guidelines, outline of directorship qualifications, code of business conduct and the charters of AbbVie's audit committee, compensation committee, nominations and governance committee and public policy and sustainability committee are all available on AbbVie's investor relations website (*investors.abbvie.com*).

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and other information in this Form 10-K in evaluating AbbVie and AbbVie's common stock. Any of the following risks could materially and adversely affect AbbVie's results of operations, financial condition or cash flows. The risk factors generally have been separated into two groups: risks related to AbbVie's business and risks related to AbbVie's common stock. Based on the information currently known to it, AbbVie believes that the following information identifies the most significant risk factors affecting it in each of these categories of risks. However, the risks and uncertainties AbbVie faces are not limited to those set forth in the risk factors described below and may not be in order of importance or probability of occurrence. Additional risks and uncertainties not presently known to AbbVie or that AbbVie currently believes to be immaterial may also adversely affect its business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on AbbVie's business, results of operations, financial condition or cash flows. In such case, the trading price of AbbVie's common stock could decline.

Risks Related to AbbVie's Business

The expiration or loss of patent protection and licenses, including the loss of exclusivity for any of our products and increased competition from generics and biosimilars, may adversely affect AbbVie's revenues and operating earnings.

AbbVie relies on patent, trademark and other intellectual property protection in the discovery, development, manufacturing and sale of its products. In particular, patent protection is, in the aggregate, important in AbbVie's marketing of pharmaceutical products in the United States and most major markets outside of the United States. Patents covering AbbVie products normally provide market exclusivity, which is important for the profitability of many of AbbVie's products.

As patents for certain of its products expire, AbbVie could face competition from lower priced generic or biosimilar products. The expiration or loss of patent protection for a product typically is followed promptly by substitutes that may significantly reduce sales for that product in a short amount of time. If AbbVie's competitive position is compromised because of generics, biosimilars or otherwise, it could have a material adverse effect on AbbVie's business and results of operations. In addition, proposals emerge from time to time for legislation to further encourage the early and rapid approval of generic drugs or biosimilars. Any such proposals that are enacted into law could increase the impact of generic or biosimilar competition.

Large pharmaceutical companies and generics manufacturers of pharmaceutical products continue to expand into the biotechnology field and form partnerships to pursue biosimilars. Companies have developed and are developing biosimilars that compete with AbbVie's biologic products. As competitors obtain marketing approval for biosimilars referencing AbbVie's biologic products, AbbVie's products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences. Expiration of or successful challenges to AbbVie's applicable patent rights could also trigger competition from other products, assuming any relevant exclusivity period has expired. As a result, AbbVie could face increased litigation and administrative proceedings with respect to the validity and/or scope of patents relating to its biologic products.

A significant portion of AbbVie's revenues and operating earnings are derived from several major products. Specifically, Skyrizi, Humira and Rinvoq each represented greater than 10% of AbbVie's total net revenues and, in aggregate, these products accounted for approximately 47% of total net revenues in 2024. Humira has faced competition from biosimilar products in the United States following the loss of exclusivity in 2023. AbbVie anticipates such loss will continue to cause a significant decline in Humira's revenue and could adversely affect AbbVie's revenues and operating earnings.

AbbVie's principal patents and trademarks are described in greater detail in Item 1, "Business—Intellectual Property Protection and Regulatory Exclusivity" and Item 7, "Management's Discussion and

Analysis of Financial Condition and Results of Operations—Results of Operations," and litigation regarding these patents is described in Item 3, "Legal Proceedings."

AbbVie's major products could lose patent protection earlier than expected, which could adversely affect AbbVie's revenues and operating earnings.

Third parties or government authorities may challenge or seek to invalidate or circumvent AbbVie's patents and patent applications. For example, manufacturers of generic pharmaceutical products file, and may continue to file, Abbreviated New Drug Applications with the FDA seeking to market generic forms of AbbVie's products prior to the expiration of relevant patents owned or licensed by AbbVie by asserting that the patents are invalid, unenforceable and/or not infringed. In addition, petitioners have filed, and may continue to file, challenges to the validity of AbbVie's patents under the 2011 Leahy-Smith America Invents Act, which created *inter partes* review and post grant review procedures for challenging patent validity in administrative proceedings at the United States Patent and Trademark Office.

Although most of the challenges to AbbVie's intellectual property have come from other businesses, governments have and are expected to also challenge intellectual property rights. For example, court decisions and potential legislation relating to patents, such as legislation regarding biosimilars, and other regulatory initiatives may result in further erosion of intellectual property protection. In addition, certain governments outside the United States have indicated that compulsory licenses to patents may be sought to further their domestic policies or on the basis of national emergencies, such as HIV/ AIDS. If triggered, compulsory licenses may diminish or eliminate sales and profits from those jurisdictions and negatively affect AbbVie's results of operations.

AbbVie normally responds to challenges by vigorously defending its patents, including by filing patent infringement lawsuits. Patent litigation, administrative proceedings and other challenges to AbbVie's patents are costly and unpredictable and may deprive AbbVie of market exclusivity for a patented product. To the extent AbbVie's intellectual property is successfully challenged, circumvented or weakened, or to the extent such intellectual property does not allow AbbVie to compete effectively, AbbVie's business will suffer. To the extent that countries do not enforce AbbVie's intellectual property rights or require compulsory licensing of AbbVie's intellectual property, AbbVie's revenues and operating earnings will be reduced.

A third party's intellectual property may prevent AbbVie from selling its products or have a material adverse effect on AbbVie's profitability and financial condition.

Third parties may claim that an AbbVie product infringes upon their intellectual property. In addition, in its pursuit of valid business opportunities, AbbVie may be required to challenge intellectual property rights held by others that it believes were improperly granted. Resolving an intellectual property infringement or other claim can be costly and time consuming and may require AbbVie to enter into license agreements. AbbVie cannot guarantee that it would be able to obtain license agreements on commercially reasonable terms. A successful claim of patent or other intellectual property infringement could subject AbbVie to significant damages or an injunction preventing the manufacture, sale, or use of the affected AbbVie product or products. Any of these events could have a material adverse effect on AbbVie's profitability and financial condition.

AbbVie's research and development efforts may not succeed in developing products and technologies that can be successfully commercialized, which may cause its revenues and profitability to decline.

To remain competitive, AbbVie must continue to launch new products and new indications and/or brand extensions for existing products. Such launches must generate revenue sufficient both to cover its substantial research and development costs and to replace revenues of profitable products that are lost to or displaced by competing products or therapies. Failure to do so would have a material adverse effect on AbbVie's revenue and profitability. Accordingly, AbbVie commits substantial effort, funds and other resources to research and development and must make ongoing substantial expenditures without any assurance that its efforts will be commercially successful. A high rate of failure in the biopharmaceutical industry is inherent in the research and development of new products, and failure can occur at any point in the research and development process, including after significant resources have been invested. Products that appear promising in development may fail to reach the market for numerous reasons, including failure to demonstrate effectiveness, safety concerns, superior safety or efficacy of competing therapies, failure to achieve positive clinical or pre-clinical outcomes beyond the current standards of care, inability to obtain necessary regulatory approvals or delays in the approval of new products and new indications, limited scope of approved uses, excessive costs to manufacture or the failure to obtain or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Decisions about research studies made early in the development process of a pharmaceutical product candidate can affect the marketing strategy once such candidate receives regulatory approval. More detailed studies may demonstrate additional benefits that can help in the marketing, but they also consume time and resources and may delay submitting the pharmaceutical product candidate for regulatory approval. AbbVie cannot guarantee that a proper balance of speed and testing will be made with respect to each pharmaceutical product candidate or that decisions in this area would not adversely affect AbbVie's results of operations.

Even if AbbVie successfully develops and markets new products or enhancements to its existing products, they may be quickly rendered obsolete by changing clinical preferences, changing industry standards, or competitors' innovations. AbbVie's innovations may not be accepted quickly in the marketplace because of existing clinical practices or uncertainty over third-party reimbursement. AbbVie cannot state with certainty when or whether any of its products under development will be launched, whether it will be able to develop, license, or otherwise acquire compounds or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause AbbVie's products to become obsolete, causing AbbVie's revenues and operating results to suffer.

AbbVie is subject to cost-containment efforts and pricing pressures that could cause a reduction in revenues and operating earnings, and changes in the terms of rebate and chargeback programs, which are common in the pharmaceuticals industry, could have a material adverse effect on AbbVie's operations.

Cost-containment efforts by governments and private organizations are described in greater detail in Item 1, "Business—Regulation—Commercialization, Distribution and Manufacturing." To the extent these cost containment efforts are not offset by greater demand, increased patient access to health care, or other factors, AbbVie's revenues and operating earnings will be reduced. In the United States, European Union member states and other countries, AbbVie's business has experienced downward pressure on product pricing, and this pressure could increase in the future.

AbbVie is subject to increasing public and legislative pressure with respect to pharmaceutical pricing. In the United States, practices of managed care groups, and institutional and governmental purchasers, as well as federal laws and regulations related to Medicare and Medicaid, contribute to pricing pressures. In particular, the IRA will have the effect of reducing prices and reimbursements for certain of our products, which could significantly impact AbbVie's results of operations. Under the IRA, the U.S Department of Health and Human Services can effectively set prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D. Generally, these government prices can apply as soon as nine years (for small-molecule drugs) or 13 years (for biological products) from their FDA approval and will be capped at a statutory ceiling price that is likely to represent a significant discount from average prices to wholesalers and direct purchasers. In August 2023, HHS, through the CMS, selected Imbruvica as one of the first 10 medicines subject to government-set prices beginning in 2026. In August 2024, the CMS published Medicare Part D prices that will be applicable to these medicines, including Imbruvica, beginning January 1, 2026. In January 2025, HHS, through the CMS, selected Vraylar and Linzess as two of the 15 medicines subject to government-set prices in Medicare Part D beginning in 2027. It is possible that more of our products, including products that generate substantial revenues, could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiration of intellectual property protections. In addition, beginning in January 2025, under the IRA, the 70% coverage gap discount program was replaced by a 10%

manufacturer discount for all Medicare Part D beneficiaries that have met their deductible and incurred out of pocket drug costs below a $2,000 threshold and a 20% discount for beneficiaries that have incurred out of pocket drug costs above the $2,000 threshold under the new Part D benefit redesign. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties, which could be significant. The IRA has and will continue to meaningfully impact AbbVie's business strategies and those of others in the pharmaceutical industry. The full impact of the IRA on AbbVie's business and the pharmaceutical industry, including the implications to us of our or a competitor's product being selected for price setting, remains uncertain.

AbbVie continues to evaluate the impact that the IRA may have on the company. The potential for continuing changes to the health care system in the United States and the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid and private sector beneficiaries may result in additional pricing pressures.

In major markets worldwide, governments play a significant role in funding health care services and determining the pricing and reimbursement of pharmaceutical products. Consequently, in those markets, AbbVie is subject to government decision-making and budgetary actions with respect to its products. In particular, many European countries have ongoing government-mandated price reductions for many pharmaceutical products, and AbbVie anticipates continuing pricing pressures in Europe. Differences between countries' pricing regulations could lead to third-party cross-border trading in AbbVie's products that results in a reduction in revenues and operating earnings.

Rebates related to government programs, such as fee-for-service Medicaid or Medicaid managed care programs, arise from laws and regulations. AbbVie cannot predict with certainty if additional government initiatives to contain health care costs or other factors could lead to new or modified regulatory requirements that include higher or incremental rebates or discounts. Other rebate and discount programs arise from contractual agreements with private payers. Various factors, including market factors and the ability of private payers to control patient access to products, may provide payers the leverage to negotiate higher or additional rebates or discounts that could have a material adverse effect on AbbVie's operations.

A portion of AbbVie's near-term pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of its products.

AbbVie depends on alliances and joint ventures with pharmaceutical and biotechnology companies for a portion of the products in its near-term pharmaceutical pipeline. Failures by these parties to meet their contractual, regulatory, or other obligations to AbbVie, or any disruption in the relationships between AbbVie and these third parties, could have an adverse effect on AbbVie's pharmaceutical pipeline and business. In addition, AbbVie's collaborative relationships for research and development extend for many years and may give rise to disputes regarding the relative rights, obligations and revenues of AbbVie and its collaboration partners, including the ownership of intellectual property and associated rights and obligations. Such disputes could result in AbbVie's loss of intellectual property rights or protection, delay the development and sale of potential pharmaceutical products, affect the effective sale and delivery of AbbVie's commercialized products and lead to lengthy and expensive litigation, administrative proceedings or arbitration.

Biologics carry unique risks and uncertainties, which could have a negative impact on AbbVie's business and results of operations.

The successful discovery, development, manufacturing and sale of biologics is a long, expensive and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited and current governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. As a result, manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture and sell biologics—including Humira, Skyrizi, Botox and Creon—could have a negative impact on AbbVie's business and results of operations.

New products and technological advances by AbbVie's competitors may negatively affect AbbVie's results of operations.

AbbVie competes with other research-based pharmaceutical and biotechnology companies that research, develop, manufacture, market and sell proprietary pharmaceutical products and biologics. All of these competitors may introduce new products or develop technological advances that compete with AbbVie's products in therapeutic areas such as immunology, oncology, aesthetics, neuroscience and eye care. In addition, as AbbVie products lose exclusivity, competition surrounding such products will increase and generic and biosimilar products will increasingly penetrate the markets. Furthermore, consolidation among certain pharmaceutical and biotechnology companies can enhance such advantages. These advantages may make it difficult for us to compete with them successfully to discover, develop and market new products and for our current products to compete with new products or indications they may bring to market. AbbVie cannot predict with certainty the timing or impact of the introduction by competitors of new products or technological advances. Such competing products may be safer, more effective, more effectively marketed or sold, have lower prices or better insurance coverage or reimbursement levels, or have superior performance features than AbbVie's products, and this may negatively impact AbbVie's business and results of operations.

The manufacture of many of AbbVie's products is a highly exacting and complex process requiring critical environmental controls, and if AbbVie or one of its suppliers encounters problems manufacturing AbbVie's products, AbbVie's business could suffer.

The manufacture of many of AbbVie's products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for AbbVie's products, changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, physical limitations that could inhibit continuous supply, labor shortages, supply chain disruption, pandemics, man-made or natural disasters and environmental factors. If problems arise during the production of a batch of product, such batch of product may have to be discarded and AbbVie may experience product shortages or incur added expenses. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

AbbVie uses raw materials and components in its pharmaceutical and biologic manufacturing processes, including those sourced from single suppliers around the world, and an interruption in the supply of those raw materials and components could adversely affect AbbVie's business and results of operations.

AbbVie uses raw materials and components in its pharmaceutical and biologic manufacturing processes that may be sourced from single suppliers. The failure of AbbVie's suppliers, and particularly its single-source suppliers, to fulfill their contractual obligations in a timely manner or as a result of regulatory noncompliance or physical disruption at a manufacturing site may impair AbbVie's ability to deliver its products to customers on a timely and competitive basis, which could adversely affect AbbVie's business and results of operations. Increases in demand on any of AbbVie's suppliers could result in delays and disruptions in the manufacturing, distribution and sale of its products and/or product shortages, leading to lost revenue. Finding an alternative supplier could take a significant amount of time and involve significant expense due to the nature of the products and the need to obtain regulatory approvals. AbbVie cannot guarantee that it will be able to reach agreement with alternative providers or that regulatory authorities would approve AbbVie's use of such alternatives. Business interruption insurance may not provide adequate compensation in the case of a failure by a supplier.

Certain aspects of AbbVie's operations are highly dependent upon third party service providers.

AbbVie relies on suppliers, vendors and other third party service providers to research, develop, manufacture, commercialize, promote and sell its products. In addition, AbbVie relies on third party service providers for support of its information technology services. Reliance on third party manufacturers reduces AbbVie's oversight and control of the manufacturing process. Some of these third party providers are subject to legal and regulatory requirements, privacy and security risks and market risks of their own. The failure of a critical third party service provider to meet its obligations could have a material adverse impact on AbbVie's operations and results. If any third party service providers have violated or are alleged to have violated any laws or regulations during the performance of their obligations to AbbVie, it is possible that AbbVie could suffer financial and reputational harm or other negative outcomes, including possible legal consequences.

Significant safety or efficacy issues could arise for AbbVie's products, which could have a material adverse effect on AbbVie's revenues and financial condition.

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. Following regulatory approval, these products will be used over longer periods of time in many patients. Additional, and perhaps more extensive, studies may also be conducted, which may be sponsored by AbbVie but could also be sponsored by competitors, insurance companies, government institutions, scientists, investigators or other interested parties. If new safety or efficacy issues are reported or if new scientific information becomes available (including results of post-marketing Phase 4 trials), or if governments change standards regarding safety, efficacy or labeling, AbbVie may be required to amend the conditions of use for a product. For example, AbbVie may voluntarily provide or be required to provide updated information on a product's label or narrow its approved indication, either of which could reduce the product's market acceptance. If safety or efficacy issues with an AbbVie product arise, sales of the product could be halted by AbbVie or by regulatory authorities and regulatory action could be taken by such regulatory authorities. Safety or efficacy issues affecting suppliers' or competitors' products also may reduce the market acceptance of similar AbbVie products.

New data about AbbVie's products, or products similar to its products, could negatively impact demand for AbbVie's products due to actual or perceived safety issues or uncertainty regarding efficacy and, in some cases, could result in product withdrawal. Furthermore, new data and information, including information about product misuse, may lead government agencies, professional societies, practice management groups or organizations involved with various diseases to publish guidelines or recommendations related to the use of AbbVie's products or the use of related therapies or place restrictions on sales. Such guidelines or recommendations may lead to lower sales of AbbVie's products.

AbbVie is subject to product liability claims and other lawsuits that may adversely affect its business, results of operations and reputation.

In the ordinary course of business, AbbVie is the subject of product liability claims and lawsuits alleging that AbbVie's current or historical products or the products of other companies that it promotes have resulted or could result in an unsafe condition for or injury to patients. Product liability claims and lawsuits and safety alerts or product recalls, regardless of their ultimate outcome, may have a material adverse effect on AbbVie's business, results of operations and reputation and on its ability to attract and retain customers. Consequences may also include additional costs, a decrease in market share for the product in question, lower revenue and exposure to other claims. Additionally, some of these matters involve numerous plaintiffs and parties seeking large or indeterminate financial claims and may remain unresolved for several years. AbbVie evaluates its risks and has determined that the cost of obtaining product liability insurance outweighs the likely benefits of the coverage that is available and, as such, AbbVie's product liability losses are self-insured.

AbbVie is also the subject of other claims, legal proceedings and investigations in the ordinary course of business, which relate to intellectual property, commercial, securities and other matters.

Adverse outcomes in such claims, legal proceedings and investigations may also adversely affect AbbVie's business, results of operations and reputation. See Note 15, "Legal Proceedings and Contingencies" to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data." AbbVie cannot predict with certainty the outcome of these proceedings.

AbbVie is subject to governmental regulations, and it can be costly to comply with these regulations and to develop compliant products and processes.

AbbVie's products are subject to rigorous regulation by numerous international, supranational, federal and state authorities, as described in Item 1, "Business—Regulation—Discovery and Clinical Development," "Business—Regulation—Commercialization, Distribution and Manufacturing," and "Business—Regulation—Medical Devices." The process of obtaining regulatory approvals to market a pharmaceutical product can be costly and time consuming, and approvals may not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs.

The U.S. healthcare industry, in particular, is highly regulated and subject to frequent and substantial regulatory changes. It is expected that the U.S. healthcare industry will continue to be subject to increasing regulation as well as political and legal action, as future proposals to reform the healthcare system are considered by federal, state and local governments. Changes in healthcare policy may introduce additional and significant changes to healthcare regulation and the healthcare industry. AbbVie cannot predict with certainty when additional changes in the healthcare industry in general, or the pharmaceutical industry in particular, will occur, or what the impact of such changes may be.

In addition, AbbVie cannot guarantee that it will remain compliant with applicable regulatory requirements once approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. AbbVie must incur expense and spend time and effort to ensure compliance with these complex regulations.

Possible regulatory actions could result in substantial modifications to AbbVie's business practices and operations; refunds, recalls or seizures of AbbVie's products; a total or partial shutdown of production in one or more of AbbVie's or its suppliers' facilities while AbbVie or its supplier remedies the alleged violation; the inability to obtain future approvals; and withdrawals or suspensions of current products from the market. Any of these events could disrupt AbbVie's business and have a material adverse effect on its business and results of operations.

Laws and regulations affecting government benefit programs could impose new obligations on AbbVie, require it to change its business practices, and restrict its operations.

The health care industry is subject to federal, state and international laws and regulations pertaining to government benefit program reimbursements, rebates, price reporting and regulation and health care fraud and abuse. In the United States, these laws include anti-kickback and false claims laws, the Medicaid Rebate Statute, the Veterans Health Care Act, the U.S. Physician Payments Sunshine Act, the TRICARE program, the government pricing rules applicable to the Medicaid, Medicare Part B, 340B Drug Pricing Program and individual state laws relating to pricing and sales and marketing practices. Violations of such laws and regulations may be punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid and Veterans Administration health programs. Such violations may also lead to product recalls and seizures, interruption of production leading to product shortages, import bans or denials of import certifications, delays or denials in the approvals of new products or supplemental approvals of current products pending resolution of the issues, and reputational harm, any of which would adversely affect AbbVie's business. These laws and regulations are broad in scope and are subject to change and evolving interpretations, which could require AbbVie to incur substantial costs associated with compliance or to alter one or more of its sales or marketing practices. In addition, violations of these laws and regulations, or allegations of such violations, could impose new obligations on AbbVie, require it to change its business practices and restrict its operations.

The international nature of AbbVie's business subjects it to additional business risks that may cause its revenue and profitability to decline.

AbbVie's business is subject to risks associated with doing business internationally, including in emerging markets. Net revenues outside of the United States made up approximately 24% of AbbVie's total net revenues in 2024. The risks associated with AbbVie's operations outside the United States include:

- fluctuations in currency exchange rates;

- changes in medical reimbursement policies and programs and pricing restrictions;

- multiple legal and regulatory requirements that are subject to change and that could restrict AbbVie's ability to manufacture, market and sell its products;

- differing local product preferences and product requirements;

- trade protection measures and import or export licensing requirements;

- international trade disruptions or disputes;

- difficulty in establishing, staffing and managing operations;

- differing labor regulations;

- potentially negative consequences from changes in or interpretations of tax laws;

- political and economic instability;

- conflicts or crises in individual countries or regions, including terrorist activities or wars;

- sovereign debt issues;

- price and currency exchange controls, limitations on participation in local enterprises, expropriation, nationalization and other governmental action and regulation;

- inflation, recession and fluctuations in interest rates;

- restrictions on transfers of funds;

- potential deterioration in the economic position and credit quality of certain non-U.S. countries; and

- potential penalties or other adverse consequences for violations of anti-corruption, anti-bribery and other similar laws and regulations, including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

If AbbVie does not effectively and profitably commercialize its products, AbbVie's revenues and financial condition could be adversely affected.

AbbVie must effectively and profitably commercialize its principal products by creating and meeting continued market demand; achieving market acceptance and generating product sales; ensuring that the active pharmaceutical ingredient(s) for a product and the finished product are manufactured in sufficient quantities and in compliance with requirements of the FDA and similar foreign regulatory agencies and with acceptable quality and pricing to meet commercial demand; and ensuring that the entire supply chain efficiently and consistently delivers AbbVie's products to its customers. The commercialization of AbbVie products may not be successful due to, among other things, unexpected challenges from competitors, new safety issues or concerns being reported that may impact or narrow approved indications, the relative price of AbbVie's product as compared to alternative treatment options and changes to a product's label that further restrict its marketing. If the commercialization of AbbVie's principal products is unsuccessful, AbbVie's revenues and financial condition could be adversely affected.

AbbVie may acquire other businesses, license rights to technologies or products, form alliances, or dispose of assets, which could cause it to incur significant expenses and could negatively affect profitability.

AbbVie from time to time pursues acquisitions, technology licensing arrangements, joint ventures and strategic alliances, and/or disposes of some of its assets, as part of its business strategy. AbbVie may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If AbbVie is successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. AbbVie may not be able to integrate acquisitions successfully into its existing business and could incur or assume significant debt and unknown or contingent liabilities. AbbVie could also experience negative effects on its reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. These effects could cause a deterioration of AbbVie's credit rating and result in increased borrowing costs and interest expense.

Additionally, changes in AbbVie's structure, operations, revenues, costs, or efficiency resulting from major transactions such as acquisitions, divestitures, mergers, alliances, joint ventures, restructurings or other strategic initiatives, may result in greater than expected costs, may take longer than expected to complete or encounter other difficulties, including the need for regulatory approval where appropriate.

AbbVie is dependent on wholesale distributors for distribution of its products in the United States and, accordingly, its business and results of operations could be adversely affected if they encounter financial or other difficulties.

In 2024, three wholesale distributors (McKesson Corporation, Cardinal Health, Inc. and Cencora, Inc.) accounted for substantially all of AbbVie's pharmaceutical product sales in the United States. If one of its significant wholesale distributors encounters financial or other difficulties, such distributor may decrease the amount of business that it does with AbbVie, and AbbVie may be unable to collect all the amounts that the distributor owes it on a timely basis or at all, which could adversely affect AbbVie's business and results of operations.

AbbVie has debt obligations that could adversely affect its business and its ability to meet its obligations.

The amount of debt that AbbVie has incurred and intends to incur could have important consequences to AbbVie and its investors. These consequences include, among other things, requiring a portion of AbbVie's cash flow from operations to make interest payments on this debt and reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow AbbVie's business. To the extent AbbVie incurs additional indebtedness or interest rates increase, these risks could increase further. In addition, AbbVie's cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and AbbVie may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

AbbVie may need additional financing in the future to meet its capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all.

AbbVie may need additional financing in the future to meet its capital needs or to make opportunistic acquisitions. For example, it may need to increase its investment in research and development activities. The capital and credit markets may experience extreme volatility and disruption, which may lead to uncertainty and liquidity issues for both borrowers and investors, and AbbVie may be unable to obtain any desired additional financing on terms favorable to it, if at all. If AbbVie loses its investment grade credit rating or adequate funds are not available on acceptable terms, AbbVie may be unable to fund its expansion, successfully develop or enhance products, or respond to competitive pressures, any of which could negatively affect AbbVie's business. If AbbVie raises additional funds by issuing debt or entering into credit facilities, it may be subject to limitations on its operations due to restrictive covenants. Failure to comply with these covenants could adversely affect AbbVie's business.

AbbVie depends on information technology and a failure of, or significant disruption to, those systems, or a failure to adequately adopt emerging technologies such as artificial intelligence, could have a material adverse effect on AbbVie's business.

AbbVie relies on sophisticated software applications and complex information technology systems (including cloud services) to operate its business, which are inherently vulnerable to malicious intrusion, random attack, loss of data privacy, disruption, degradation or breakdown. Certain of these applications and systems are managed, hosted, provided or used by third parties. Data privacy or security breaches of our internal systems or those of our information technology vendors may in the future result in the failure of critical business operations. Such breaches may cause sensitive data, including intellectual property, trade secrets or personal information belonging to AbbVie, its patients, customers, employees or business partners, to be exposed to unauthorized persons or to the public. To date, neither AbbVie's business nor operations have been materially impacted by such incidents, however, the healthcare industry remains a target of cyber-attacks. Cybersecurity attacks and incidents are increasing in their frequency, sophistication and intensity and, due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. AbbVie's investments in the protection of its data and information technology and its efforts to monitor its systems on an ongoing basis may be insufficient to prevent compromises in AbbVie's information technology systems that could have a material adverse effect on AbbVie's business. Such adverse consequences could include loss of revenue or the loss of critical or sensitive information from AbbVie's or third-party providers' databases or information technology systems and could also result in legal, financial, reputational or business harm to AbbVie and potentially substantial remediation costs. In addition, AbbVie's cyber insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of AbbVie systems or those of our third-party vendors.

Additionally, AbbVie utilizes artificial intelligence (AI) and other emerging technologies in select applications to support its operations. These technologies may present opportunities for AbbVie's business but may also entail risks, including that AI-generated analyses utilized by AbbVie could be deficient or exacerbate regulatory, cybersecurity or other significant risks. Further, our failure to effectively implement these technologies could hinder our ability to compete, as competitors' advancements in AI may lead to more efficient operations.

AbbVie's balances of intangible assets, including developed product rights and goodwill acquired, are subject to impairment testing and may result in impairment charges, which may adversely affect AbbVie's results of operations and financial condition.

A significant amount of AbbVie's total assets is related to acquired intangibles and goodwill. As of December 31, 2024, the carrying value of AbbVie's developed product rights and other intangible assets was $60.1 billion and the carrying value of AbbVie's goodwill was $35.0 billion.

AbbVie's developed product rights are stated at cost, less accumulated amortization. AbbVie determines original fair value and amortization periods for developed product rights based on its assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Significant adverse changes to any of these factors require AbbVie to perform an impairment test on the affected asset and, if evidence of impairment exists, require AbbVie to take an impairment charge with respect to the asset. For assets that are not impaired, AbbVie may adjust the remaining useful lives. Such a charge could adversely affect AbbVie's results of operations and financial condition.

AbbVie's other significant intangible assets include in-process research and development (IPR&D) intangible projects, acquired in recent business combinations, which are indefinite-lived intangible assets. For IPR&D assets, the risk of failure is significant, and there can be no certainty that these assets ultimately will yield successful products. AbbVie's ability to realize value on these significant investments is often contingent upon, among other things, regulatory approvals and market conditions. As such, IPR&D assets may become impaired and/or be written off at some point in the future if the associated research and development effort is abandoned or is curtailed.

Goodwill and AbbVie's IPR&D intangible assets are tested for impairment annually, or when events occur, or circumstances change that could potentially reduce the fair value of the reporting unit or intangible asset. Impairment testing compares the fair value of the reporting unit or intangible asset to its carrying amount. A goodwill or IPR&D impairment, if any, would be recorded in operating income and could have a material adverse effect on AbbVie's results of operations and financial condition.

Failure to attract, develop and retain highly qualified personnel could affect AbbVie's ability to successfully develop and commercialize products.

AbbVie's success is largely dependent on its continued ability to attract, develop and retain diverse, highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical research and development, governmental regulation and commercialization. Competition for qualified personnel in the biopharmaceutical field is intense and increasing. AbbVie cannot be sure that it will be able to attract and retain quality personnel or that the costs of doing so will not materially increase.

The illegal distribution and sale by third parties of counterfeit or unregistered versions of AbbVie products could have a material adverse impact on its reputation, business and results of operations.

Third parties may illegally obtain, distribute, and sell counterfeit or illegally diverted from their intended market versions of AbbVie products. These versions of product would not meet AbbVie's rigorous manufacturing, testing, distribution and quality standards. A patient who receives a counterfeit, stolen, or diverted drug may be at risk for a number of dangerous health consequences. The prevalence of counterfeit/diverted medicines is an industry-wide issue due to a variety of factors, including the adoption of e-commerce, greatly enhancing consumers' ability to obtain prescriptions and other medical treatments via the internet in lieu of traditional brick and mortar pharmacies. This can expose patients to greater risks as the internet is a preferred vehicle for dangerous counterfeit/diverted product offers and scams because of the anonymity it affords. AbbVie's reputation and business could suffer harm as a result of counterfeit or diverted drugs sold under its brand name which may also result in reduced revenues that could negatively affect our results of operation.

Other factors can have a material adverse effect on AbbVie's profitability and financial condition.

Many other factors can affect AbbVie's results of operations, cash flows and financial condition, including:

- changes in or interpretations of laws and regulations, including changes in accounting standards, taxation requirements, product marketing application standards, data privacy laws, particularly in the European Union and the United States and environmental laws;

- differences between the fair value measurement of assets and liabilities and their actual value, particularly for pension and post-employment benefits, stock-based compensation, intangibles and goodwill; and for contingent liabilities such as litigation and contingent consideration, the absence of a recorded amount, or an amount recorded at the minimum, compared to the actual amount;

- changes in the rate of inflation (including the cost of raw materials, commodities and supplies), interest rates, market value of AbbVie's equity investments and the performance of investments held by it or its employee benefit trusts;

- changes in the creditworthiness of counterparties that transact business with or provide services to AbbVie or its employee benefit trusts;

- environmental liabilities in connection with AbbVie's manufacturing processes and distribution logistics, including the handling of hazardous materials;

- changes in the ability of third parties that provide information technology, accounting, human resources, payroll and other outsourced services to AbbVie to meet their contractual obligations to AbbVie;

- the failure, perceived failure, or pursuit of achieving environmental, social and governance objectives;

- information loss or damage to AbbVie's reputation, brand, image or goodwill due to increased use of social media platforms;

- business interruptions stemming from natural disasters, such as climate change, earthquakes, hurricanes, flooding, fires, or efforts taken by third parties to prevent or mitigate such disasters; and

- changes in business, economic and political conditions, including: war, political instability, terrorist attacks, the threat of future terrorist activity and related military action; natural disasters; pandemics and epidemics, the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and pressure from third-party interest groups.

Risks Related to AbbVie's Common Stock

AbbVie cannot guarantee the timing, amount, or payment of dividends on its common stock or the repurchase of its common stock.

Although AbbVie expects to pay regular cash dividends, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of AbbVie's board of directors. The board's decisions regarding the payment of dividends will depend on many factors, such as AbbVie's financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. For more information, see Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities." AbbVie's ability to pay dividends and repurchase shares under its stock repurchase program will depend on its ongoing ability to generate cash from operations and access capital markets. AbbVie cannot guarantee that it will continue to pay a dividend in the future.

An AbbVie stockholder's percentage of ownership in AbbVie may be diluted in the future.

In the future, a stockholder's percentage ownership in AbbVie may be diluted because of equity issuances for capital market transactions, equity awards that AbbVie will be granting to AbbVie's directors, officers and employees, acquisitions or other purposes. AbbVie anticipates its compensation committee will grant additional stock options or other stock-based awards to its employees. Such awards will have a dilutive effect on AbbVie's earnings per share, which could adversely affect the market price of AbbVie's common stock. From time to time, AbbVie will issue additional options or other stock-based awards to its employees under AbbVie's employee benefits plans.

In addition, AbbVie's amended and restated certificate of incorporation authorizes AbbVie to issue, without the approval of AbbVie's stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over AbbVie's common stock respecting dividends and distributions, as AbbVie's board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of AbbVie's common stock. For example, AbbVie could grant the holders of preferred stock the right to elect some number of AbbVie's directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences AbbVie could assign to holders of preferred stock could affect the residual value of the common stock.

Certain provisions in AbbVie's amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of AbbVie, which could decrease the trading price of AbbVie's common stock.

AbbVie's amended and restated certificate of incorporation and amended and restated by-laws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by encouraging prospective acquirors to negotiate with AbbVie's board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of AbbVie's stockholders to call a special meeting;

- the division of AbbVie's board of directors into three classes of directors, with each class serving a staggered three-year term;

- a provision that stockholders may only remove directors for cause;

- the ability of AbbVie's directors, and not stockholders, to fill vacancies on AbbVie's board of directors; and

- the requirement that the affirmative vote of stockholders holding at least 80% of AbbVie's voting stock is required to amend certain provisions in AbbVie's amended and restated certificate of incorporation and AbbVie's amended and restated by-laws relating to the number, term and election of AbbVie's directors, the filling of board vacancies, the calling of special meetings of stockholders and director and officer indemnification provisions.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15% of the corporation's outstanding voting stock.

AbbVie believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with AbbVie's board of directors and by providing AbbVie's board of directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that AbbVie's board of directors determines is not in the best interests of AbbVie and AbbVie's stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words "believe," "expect," "anticipate," "project" and similar expressions and uses of future or conditional verbs, generally identify "forward looking statements," which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, information included under Item 1, "Business," Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain forward looking statements. Where, in any forward looking statement, an expectation or belief as to future results or events is expressed or implied, such expectation or belief is based on the current plans and expectations of AbbVie management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include, but are not limited to, the matters described under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." AbbVie does not undertake, and specifically declines, any obligation to update the forward-looking statements included in this Annual Report on Form 10-K to reflect events or circumstances after the date hereof, unless AbbVie is required by applicable securities law to do so.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We rely on complex information technology systems and various software applications to operate our business. We have developed a comprehensive cybersecurity program designed to protect our systems and the confidentiality, integrity and availability of our data.

We have implemented processes that are intended to govern, manage and reduce cybersecurity risks. We maintain a global incident response plan and disaster recovery management plan, each designed to protect against, identify, detect, respond to and recover from an incident. These plans anticipate an array of potential scenarios and provide for the assembly of a cybersecurity incident response team in the event of a cyber incident. The incident response team is a cross-functional group that may be composed of both company personnel and external service providers, and which is tailored to a particular incident so that individuals with appropriate experience and expertise are available. We regularly conduct exercises to help ensure the plans' effectiveness and our overall preparedness.

We also have invested in tools and technologies to protect our and our patients' and customers' data and information technology, and we regularly monitor our information technology systems and infrastructure to identify and assess cybersecurity risks. We have designed a Threat Intelligence function that actively looks for emerging threats and risks that target the pharmaceutical industry generally or AbbVie specifically. We rely in part on third parties (including assessors, consultants, advisors and others) in connection with our processes for assessing, identifying, managing and reducing cyber risks.

In addition, we have implemented a cybersecurity awareness program designed to educate and train our entire employee network on how to identify and report cybersecurity threats. Training programs are conducted on a periodic basis and are focused on giving employees information to manage and defend against the most relevant and prevalent cybersecurity risks to AbbVie. We also provide specialized training for employees in specialized information technology roles and for business functions who may be impacted by a cyber incident. We conduct regular drills, such as tabletop exercises, to help with our overall preparedness.

We take measures to regularly update and improve our cybersecurity program, including conducting independent program assessments, penetration testing and scanning of our systems for vulnerabilities.

We follow the National Institute of Standards and Technology (NIST) Cybersecurity Framework and undergo a third-party assessment every two years to measure the maturity of our cybersecurity program against the NIST Cybersecurity Framework. In addition, we periodically engage third-party advisors to assess the effectiveness and capabilities of our cybersecurity program, strengthen our cybersecurity policies and practices and identify potential vulnerabilities of our systems.

With respect to third-party service providers, our information security program includes conducting due diligence of relevant service providers' information security programs prior to onboarding. We also contractually require third-party service providers with access to our information technology systems, sensitive business data or personally identifiable information to implement and maintain appropriate security controls and contractually restrict their ability to use our data, including personally identifiable information, for purposes other than to provide services to us, except as required by law. To oversee the risks associated with these service providers, we work with them to help ensure that their cybersecurity protocols are appropriate to the risk presented by their access to or use of our systems and/or data, including notification and coordination concerning incidents occurring on third-party systems that may affect us. These relevant service providers are contractually required to notify us promptly of information security incidents that may affect our systems or data, including personally identifiable information. While we conduct due diligence on the security and business controls of our third-party service providers and take steps to monitor their compliance with our security requirements, we may not have the ability in all cases to effectively monitor or oversee the implementation of these control measures.

As of December 31, 2024, cybersecurity risks have not materially affected our business, strategy, results of operations, or financial condition. Although we have invested in the protection of our data and information technology and monitor our systems on an ongoing basis, there can be no assurance that such efforts will in the future prevent material compromises to our information technology systems that could have a material adverse effect on our business. We maintain cybersecurity insurance coverage to mitigate our financial exposure to certain incidents. For additional information about our cybersecurity risks, see Item 1A, "Risk Factors—AbbVie depends on information technology and a failure of, or significant disruption to, those systems could have a material adverse effect on AbbVie's business."

Our board of directors has risk oversight responsibility for AbbVie and administers this responsibility both directly and with assistance from its committees. Each of the committees periodically reports to the board of directors on its risk oversight activities. Cybersecurity is a critical component of our enterprise risk management program, which is designed to be business aligned, risk-focused and multi-faceted to protect our and our patients', customers' and business partners' data. Our board of directors is actively involved in reviewing our information security and technology risks and opportunities (including cybersecurity) and discusses these topics on a regular basis.

The Audit Committee, comprised solely of independent directors, oversees our enterprise risk management program and assists the board of directors in fulfilling its oversight responsibility with respect to our information security and technology risks (including cybersecurity), which are fully integrated into our enterprise risk management program. The Audit Committee reviews and discusses our information security and technology risks (such as cybersecurity), including our information security and risk management programs.

Our cybersecurity program is led by our Chief Information Security Officer, who is responsible for assessing and managing our information security and technology risks (including cybersecurity). He has more than 25 years of experience in information security and information technology risk management, holding chief information security officer positions with Fortune 500 companies in the retail, healthcare and life sciences industries. He has also served on the Health-ISAC board of directors and is a Certified Information System Security Professional (CISSP).

Our Chief Information Security Officer meets regularly with our information technology teams as well as other members of management to review and discuss our cybersecurity and other information technology risks and opportunities. Our global incident response plan sets forth a detailed security incident management and reporting protocol, with escalation timelines and responsibilities.

The Audit Committee receives regular updates from the Chief Information Security Officer and other members of management on our cybersecurity program, including on information security and technology risks, program assessments, and risk management practices. Our Chief Information Security Officer and other senior information technology executives also provides similar topical updates to the full board of directors at least annually.

ITEM 2. PROPERTIES

AbbVie's corporate offices are located at 1 North Waukegan Road, North Chicago, Illinois 60064-6400. As of December 31, 2024, AbbVie owns or leases approximately 602 facilities worldwide, containing an aggregate of approximately 19.7 million square feet of floor space dedicated to production, distribution and administration. AbbVie's significant manufacturing facilities are in the following locations:

United States	Outside the United States
Abbott Park, Illinois*	Campoverde di Aprilia, Italy
Barceloneta, Puerto Rico	Clonshaugh, Ireland
Branchburg, New Jersey*	Cork, Ireland
Cincinnati, Ohio	La Aurora, Costa Rica
Dublin, California*	Ludwigshafen, Germany
Irvine, California	Pringy, France
North Chicago, Illinois	Singapore*
Waco, Texas	Sligo, Ireland
Worcester, Massachusetts*	Westport, Ireland*
Wyandotte, Michigan*	

_____

* Leased property.

AbbVie believes its facilities are suitable and provide adequate production capacity for its current and projected operations. There are no material encumbrances on AbbVie's owned properties.

AbbVie distributes products through a network of central and regional distribution centers, with its central distribution centers located in the U.S. and Europe. AbbVie also has research and development facilities in the United States located at: Abbott Park, Illinois; Branchburg, New Jersey; Cambridge, Massachusetts; Irvine, California; Madison, New Jersey; North Chicago, Illinois; Pleasanton, California; South San Francisco, California; Waltham, Massachusetts, and Worcester, Massachusetts. Outside the United States, AbbVie's principal research and development facilities are located in Ludwigshafen, Germany.

ITEM 3. LEGAL PROCEEDINGS

Information pertaining to legal proceedings is provided in Note 15, "Legal Proceedings and Contingencies" to the Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data," and is incorporated by reference herein.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Age	Position
Richard A. Gonzalez	71	Executive Chairman of the Board and Retired Chief Executive Officer
Robert A. Michael	54	Chief Executive Officer
Scott T. Reents	57	Executive Vice President, Chief Financial Officer
Nicholas J. Donoghoe, M.D.	44	Executive Vice President, Chief Business and Strategy Officer
Timothy J. Richmond	58	Executive Vice President, Chief Human Resources Officer
Azita Saleki-Gerhardt, Ph.D.	61	Executive Vice President, Chief Operations Officer
Perry C. Siatis	50	Executive Vice President, General Counsel and Secretary
Jeffrey R. Stewart	56	Executive Vice President, Chief Commercial Officer
Roopal Thakkar, M.D.	53	Executive Vice President, Research & Development and Chief Scientific Officer
Kevin K. Buckbee	59	Senior Vice President, Controller

Mr. Gonzalez is the Executive Chairman of the Board. Mr. Gonzalez served as Chairman and Chief Executive Officer of AbbVie from 2013 to June 2024. He served as Abbott's Executive Vice President of the pharmaceutical products group from July 2010 to December 2012, and was responsible for Abbott's worldwide pharmaceutical business, including commercial operations, research and development, and manufacturing. He also served as President, Abbott Ventures Inc., Abbott's medical technology investment arm, from 2009 to 2011. Mr. Gonzalez joined Abbott in 1977 and held various management positions before briefly retiring in 2007, including: Abbott's President and Chief Operating Officer; President, Chief Operating Officer of Abbott's Medical Products Group; Senior Vice President and President of Abbott's former Hospital Products Division; Vice President and President of Abbott's Health Systems Division; and Divisional Vice President and General Manager for Abbott's Diagnostics Operations in the United States and Canada. On February 13, 2025, the Board of Directors of AbbVie unanimously elected Mr. Michael to succeed Mr. Gonzalez as Chairman of the Board of Directors, effective July 1, 2025, at which time Mr. Gonzalez will retire from the Board.

Mr. Michael is AbbVie's Chief Executive Officer, a position he has held since July 2024, and serves on its Board of Directors. Mr. Michael previously served as President and Chief Operating Officer from July 2023 to June 2024, as Vice Chairman and President from June 2022 to July 2023, as Vice Chairman, Finance and Commercial Operations and Chief Financial Officer from June 2021 to June 2022, as Executive Vice President, Chief Financial Officer from 2019 to 2021, as Senior Vice President, Chief Financial Officer from 2018 to 2019 and as Vice President, Controller from 2017 to 2018. He served as AbbVie's Vice President, Treasurer from 2015 to 2016, as Vice President, Controller, Commercial Operations from 2013 to 2015 and as Vice President, Financial Planning and Analysis from 2012 to 2013. At Abbott, Mr. Michael served as Division Controller, Nutrition Supply Chain from 2010 to 2012. Mr. Michael joined Abbott in 1993 and was first appointed as an AbbVie corporate officer in March 2017. On February 13, 2025, the Board of Directors of AbbVie unanimously elected Mr. Michael to succeed Mr. Gonzalez as Chairman of the Board of Directors, effective July 1, 2025, at which time Mr. Gonzalez will retire from the Board.

Mr. Reents is AbbVie's Executive Vice President, Chief Financial Officer. He previously served as Senior Vice President, Chief Financial Officer from June 2022 to November 2022, as Vice President, Tax and Treasury from 2019 to June 2022, and as Vice President, Tax from 2013 to 2019. Mr. Reents joined Abbott in 2008 and was first appointed as an AbbVie corporate officer in June 2022.

Dr. Donoghoe is AbbVie's Executive Vice President, Chief Business and Strategy Officer. He has previously served as AbbVie's Senior Vice President, Chief Operating Officer, R&D from 2022 to 2023, as Senior Vice President, Portfolio Innovation from 2021 to 2022, as Senior Vice President, Global Strategy and Operations, Allergan Aesthetics, from 2020 to 2021, and as Senior Vice President, Enterprise Innovation from 2019 to 2020. Prior to joining AbbVie in 2019, he served as a Partner at McKinsey & Company where he was a leader of the firm's Pharma and Biotechnology practice for over a decade.

Mr. Richmond is AbbVie's Executive Vice President, Chief Human Resources Officer. He served as Senior Vice President, Human Resources from 2013 to 2018. Mr. Richmond served as Abbott's Divisional Vice President of Compensation & Benefits from 2008 to 2012, as Group Vice President of Talent and Rewards from 2007 to 2008 and as Divisional Vice President of Talent Acquisition from 2006 to 2007. Mr. Richmond joined Abbott in 2006 and was first appointed as an AbbVie corporate officer in December 2012.

Dr. Saleki-Gerhardt is AbbVie's Executive Vice President, Chief Operations Officer. She served as Executive Vice President, Operations from 2018 to July 2023, and as Senior Vice President, Operations from 2013 to 2018. Dr. Saleki-Gerhardt served as Abbott's Vice President, Pharmaceuticals Manufacturing and Supply from 2011 to 2012, and as Divisional Vice President, Quality Assurance, Global Pharmaceutical Operations from 2008 to 2011. Dr. Saleki-Gerhardt joined Abbott in 1993 and was first appointed as an AbbVie corporate officer in December 2012. She serves on the board of Entegris Inc.

Mr. Siatis is AbbVie's Executive Vice President, General Counsel and Secretary. Mr. Siatis previously served as Senior Vice President, Deputy General Counsel from September 2021 until October 2022. From 2013 until 2021, Mr. Siatis also served in various roles including as Senior Vice President, Legal and Chief Ethics and Compliance Officer; Senior Vice President of Legal Transactions and R&D/Alliance Management and Chief Ethics and Compliance Officer; and Vice President, Biologic Strategic Development and Legal Regulatory. Mr. Siatis joined Abbott in 2005 and was first appointed as an AbbVie corporate officer in October 2022.

Mr. Stewart is AbbVie's Executive Vice President, Chief Commercial Officer. He previously served as Senior Vice President, U.S. Commercial Operations from 2018 to 2020 and as AbbVie's President, Commercial Operations from 2013 to 2018. Prior to AbbVie's separation from Abbott, he served as Vice President, Abbott Proprietary Pharmaceutical Division, United States. Mr. Stewart joined Abbott in 1992 and was first appointed as an AbbVie corporate officer in December 2018.

Dr. Thakkar serves as AbbVie's Executive Vice President, Research & Development and Chief Scientific Officer. He previously served as Senior Vice President of Development and Regulatory Affairs and Chief Medical Officer at AbbVie from 2022 until 2023, as Vice President, Global Regulatory Affairs and R&D Quality Assurance from 2019 to 2022, and as Vice President, Global Regulatory Affairs from 2015 to 2019. Dr. Thakkar joined Abbott in 2003 and was first appointed as a corporate officer in December 2023.

Mr. Buckbee is AbbVie's Senior Vice President, Controller. Mr. Buckbee previously served as AbbVie's Vice President, Controller, Global Commercial Operations from January 2016 until March 2023, and as Vice President, Controller, U.S. Commercial Operations from AbbVie's separation from Abbott in 2013 until December 2015. Mr. Buckbee joined Abbott in 1991 and held several positions in the finance organization.

The executive officers of AbbVie are elected annually by the board of directors. All other officers are elected by the board or appointed by the Chairman of the Board. All officers are either elected at the first meeting of the board of directors held after the annual stockholder meeting or appointed by the Chairman of the Board after that board meeting. Each officer holds office until a successor has been duly elected or appointed and qualified or until the officer's death, resignation, or removal. There are no family relationships between any of the executive officers listed above.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Principal Market

The principal market for AbbVie's common stock is the New York Stock Exchange (Symbol: ABBV). AbbVie's common stock is also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges.

Stockholders

There were 56,544 stockholders of record of AbbVie common stock as of January 31, 2025.

Performance Graph

The following graph compares the cumulative total returns of AbbVie, the S&P 500 Index and the NYSE Arca Pharmaceuticals Index for the period from December 31, 2019 through December 31, 2024. This graph assumes $100 was invested in AbbVie common stock and each index on December 31, 2019 and also assumes the reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF CUMULATIVE TOTAL RETURN

This performance graph is furnished and shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any of AbbVie's filings under the Securities Act of 1933, as amended.

Dividends

On October 30, 2024, AbbVie's board of directors declared an increase in the company's quarterly dividend from $1.55 per share to $1.64 per share, payable on February 14, 2025, to stockholders of record as of January 15, 2025. The timing, declaration, amount of and payment of any dividends by AbbVie in the future is within the discretion of its board of directors and will depend upon many factors, including AbbVie's financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of AbbVie's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by its board of directors. Moreover, if AbbVie determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1, 2024 – October 31, 2024	978[1]	$194.17[1]	—	$3,849,610,303
November 1, 2024 – November 30, 2024	844[1]	$202.62[1]	—	$3,849,610,303
December 1, 2024 – December 31, 2024	2,028,292[1]	$173.82[1]	2,000,000	$3,502,031,203
Total	2,030,114[1]	$173.84[1]	2,000,000	$3,502,031,203

(1) In addition to AbbVie shares repurchased on the open market under a publicly announced program, if any, these shares also included the shares purchased on the open market for the benefit of participants in the AbbVie Employee Stock Purchase Plan — 978 in October; 844 in November; and 28,292 in December.

These shares do not include the shares surrendered to AbbVie to satisfy minimum tax withholding obligations in connection with the vesting or exercise of stock-based awards.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial condition of AbbVie Inc. (AbbVie or the company). This commentary should be read in conjunction with the Consolidated Financial Statements and accompanying notes appearing in Item 8, "Financial Statements and Supplementary Data." This section of Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

EXECUTIVE OVERVIEW

Company Overview

AbbVie is a global, diversified research-based biopharmaceutical company positioned for success with a comprehensive product portfolio that has leadership positions across immunology, oncology, aesthetics, neuroscience and eye care. AbbVie uses its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world's most complex and serious diseases.

On August 1, 2024, AbbVie completed the acquisition of Cerevel Therapeutics Holdings, Inc. (Cerevel Therapeutics). The acquisition complements AbbVie's neuroscience portfolio, adding a wide range of potentially best-in-class assets that may transform standards of care across psychiatric and neurological disorders where significant unmet needs remain for patients. See Note 5 to the Consolidated Financial Statements for additional information on the acquisition. Subsequent to the acquisition date, AbbVie's consolidated financial statements include the assets, liabilities, operating results and cash flows of Cerevel Therapeutics.

On July 1, 2024, Robert A. Michael, AbbVie's then President and Chief Operating Officer, succeeded Richard A. Gonzalez as the company's Chief Executive Officer (CEO). Mr. Gonzalez, who has served as CEO since the company's formation in 2013, retired from the role of CEO and became Executive Chairman of the board of directors, effective July 1, 2024. Additionally, the board has appointed Mr. Michael as a member of the board of directors effective July 1, 2024. On February 13, 2025, the board of directors of AbbVie unanimously elected Mr. Michael to succeed Mr. Gonzalez as Chairman of the board of directors, effective July 1, 2025, at which time Mr. Gonzalez will retire from the board.

On February 12, 2024, AbbVie completed the acquisition of ImmunoGen, Inc. (ImmunoGen). The acquisition of ImmunoGen further builds on AbbVie's existing solid tumor pipeline of novel targeted therapies and next-generation immuno-oncology assets, which have the potential to create new treatment possibilities across multiple solid tumors and hematologic malignancies. AbbVie and ImmunoGen's combined capabilities represent an opportunity to deliver potentially transformative antibody-drug conjugate (ADC) therapies to patients. See Note 5 to the Consolidated Financial Statements for additional information on the acquisition. Subsequent to the acquisition date, AbbVie's consolidated financial statements include the assets, liabilities, operating results and cash flows of ImmunoGen.

AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies and independent retailers from AbbVie-owned distribution centers and public warehouses. Certain products (including aesthetic products and devices) are also sold directly to physicians and other licensed healthcare providers. In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to retailers, pharmacies, patients or other customers. Outside the United States, AbbVie sells products primarily to wholesalers or through distributors, and depending on the market works through largely centralized national payers systems to agree on reimbursement terms. Certain products are co-marketed or co-promoted with other companies. AbbVie operates as a single global business segment and has approximately 55,000 employees.

2025 Strategic Objectives

AbbVie's mission is to discover and develop innovative medicines and products that solve serious health issues today and address the medical challenges of tomorrow while achieving top-tier financial performance through outstanding execution. AbbVie intends to execute its strategy and advance its mission in a number of ways, including: (i) maximizing the benefits of a diversified revenue base with multiple long-term growth drivers; (ii) leveraging AbbVie's commercial strength and international infrastructure across therapeutic areas and ensuring strong commercial execution of new product launches; (iii) continuing to invest in and expand its pipeline in support of opportunities in immunology, oncology, aesthetics, neuroscience and eye care as well as continued investment in key on-market products; (iv) generating substantial operating cash flows to support investment in innovative research and development, and return cash to shareholders via a strong and growing dividend while also continuing to repay debt. In addition, AbbVie anticipates several regulatory submissions and data readouts from key clinical trials in the next 12 months.

AbbVie expects to achieve its strategic objectives through:

- Maximizing revenue growth of our key on-market products, including Skyrizi, Rinvoq, Venclexta, Elahere, Vraylar, Ubrelvy, Qulipta, Vyalev/Produodopa, Botox and Juvederm Collection.

- Advancing our research and development pipeline by delivering late-stage pipeline milestones, achieving key proof-of-concept objectives across therapeutic areas and continuing to invest in key on-market product indication expansion.

- Maximizing the value of key acquisitions as well as continuing to invest in external innovation.

- Continuing to effectively manage the impact of Humira biosimilar erosion.

- The favorable impact of pipeline products and indications recently approved or currently under regulatory review where approval is expected in 2025. These products are described in greater detail in the section labeled "Research and Development" included as part of this Item 7.

2024 Financial Results

AbbVie's strategy has focused on delivering strong financial results, maximizing the benefits of a diversified revenue base, advancing and investing in its pipeline and returning value to shareholders while ensuring a strong, sustainable growth business over the long term. The company's financial performance in 2024 included delivering worldwide net revenues of $56.3 billion, operating earnings of $9.1 billion, diluted earnings per share of $2.39 and cash flows from operations of $18.8 billion. Worldwide net revenues increased by 4% on a reported and 5% on a constant currency basis.

Diluted earnings per share in 2024 was $2.39 and included the following after-tax costs: (i) $6.5 billion related to the amortization of intangible assets; (ii) $3.7 billion for the change in fair value of contingent consideration liabilities; (iii) $3.5 billion related to intangible asset impairment; (iv) $978 million of acquisition and integration expenses; and (v) $721 million for charges related to litigation matters. These costs were partially offset by an income tax benefit of $1.8 billion primarily related to the settlement of income tax examinations. Additionally, financial results reflected continued funding to support all stages of AbbVie's pipeline assets and continued investment in AbbVie's on-market brands.

Regulation

The Inflation Reduction Act of 2022 has and will continue to have a significant impact on how drugs are covered and paid for under the Medicare program, including through the creation of financial penalties for drugs whose price increases outpace inflation, the redesign of Medicare Part D benefits to shift a greater portion of the costs to manufacturers, and through government price-setting for certain Medicare Part B and Part D drugs. In 2023, Imbruvica was selected as one of the first 10 medicines subject to government-set prices beginning in 2026. In 2024, the CMS published Medicare Part D prices that will be applicable to the 10 selected drugs, including Imbruvica, beginning in 2026. In January 2025, HHS, through the CMS, selected Vraylar and Linzess as two of the 15 medicines subject to government-set prices beginning in 2027. It is possible that more of our products, including products that generate substantial revenues, could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiration of intellectual property protections. The effect of reducing prices and reimbursement for certain of our products would significantly impact our results of operations. See Part I, Item 1 "Business—Regulation—Commercialization, Distribution and Manufacturing," Part I, Item 1A "Risk Factors" and Note 7 to the consolidated financial statements for additional information.

Research and Development

Research and innovation are the cornerstones of AbbVie's business as a global biopharmaceutical company. AbbVie's long-term success depends to a great extent on its ability to continue to discover and develop innovative products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies.

AbbVie's pipeline currently includes approximately 90 compounds, devices or indications in development individually or under collaboration or license agreements and is focused on important specialties including immunology, oncology, aesthetics, neuroscience and eye care. Of these programs, approximately 50 are in mid- and late-stage development.

The following sections summarize transitions of significant programs from mid-stage development to late-stage development as well as developments in significant late-stage and registrational programs. AbbVie expects multiple mid-stage programs to transition into late-stage programs in the next 12 months.

Significant Programs and Developments

Immunology

Rinvoq

- In January 2024, AbbVie initiated a Phase 3 clinical trial to evaluate Rinvoq in adults and adolescents with non-segmental vitiligo who are eligible for systemic therapy.

- In April 2024, AbbVie announced positive top-line results from its Phase 3 SELECT-GCA trial for Rinvoq in combination with a 26-week steroid taper regimen in patients with giant cell arteritis (GCA) achieved its primary endpoint.

- In April 2024, AbbVie announced positive top-line results from the head-to-head Phase 3b/4 Level-Up trial evaluating Rinvoq compared to dupilumab in adolescent and adult patients with moderate to severe atopic dermatitis. In the study, Rinvoq demonstrated superiority to dupilumab on the primary endpoint and all ranked secondary endpoints.

- In June 2024, AbbVie announced that the U.S. Food and Drug Administration (FDA) has approved Rinvoq for the treatment of pediatric patients two years of age and older with active polyarticular juvenile idiopathic arthritis (pJIA) as well as psoriatic arthritis (PsA), provided they have had an inadequate response or intolerance to one or more tumor necrosis factor (TNF) blockers.

- In July 2024, AbbVie announced that it submitted applications for a new indication to the FDA and European Medicines Agency (EMA) for Rinvoq for the treatment of adult patients with GCA.

Skyrizi

- In June 2024, AbbVie announced that the FDA approved Skyrizi for adults with moderately to severely active ulcerative colitis (UC).

- In July 2024, AbbVie announced that the European Commission (EC) approved Skyrizi for the treatment of adult patients with moderately to severely active UC who have had an inadequate response to, lost response to, or were intolerant to conventional therapy or a biologic therapy.

Lutikizumab

- In January 2024, AbbVie announced Phase 2 results showing adults with moderate to severe hidradenitis suppurativa (HS) who had previously failed anti-TNF therapy who received lutikizumab achieved higher response rates than placebo in the primary endpoint of achieving HS Clinical Response at week 16.

- In July 2024, AbbVie initiated a Phase 3 clinical trial to evaluate lutikizumab in adult and adolescent patients with moderate to severe HS.

Oncology

Epkinly

- In March 2024, AbbVie initiated a Phase 3 clinical trial to evaluate Epkinly in combination with rituximab and lenalidomide in patients with previously untreated follicular lymphoma (FL).

- In June 2024, AbbVie announced that the FDA approved Epkinly for the treatment of adults with relapsed or refractory (R/R) FL after two or more lines of prior therapy. This indication is approved under the FDA's Accelerated Approval program based on overall response rate (ORR) and durability of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

- In August 2024, AbbVie announced that the EC granted conditional marketing authorization for Tepkinly as a monotherapy for the treatment of adult patients with R/R FL after two or more lines of prior therapy.

Elahere

- In March 2024, AbbVie announced that the FDA granted full approval for Elahere for the treatment of adult patients with folate receptor alpha (FRα)-positive, platinum-resistant epithelial ovarian, fallopian tube or primary peritoneal cancer, who have received one to three prior systemic treatment regimens.

- In June 2024, AbbVie announced positive topline results from the Phase 2 PICCOLO trial evaluating Elahere monotherapy in heavily pre-treated patients with FRα-positive, platinum-sensitive ovarian cancer. The study met its primary endpoint and no new safety concerns were identified.

- In November 2024, AbbVie announced the EC granted marketing authorization for Elahere for the treatment of adult patients with FRα-positive, platinum-resistant high grade serous epithelial ovarian, fallopian tube or primary peritoneal cancer who have received one to three prior systemic treatment regimens.

Navitoclax

- In April 2024, AbbVie announced its decision to discontinue the Phase 3 TRANSFORM-2 study evaluating navitoclax, a BCL-XL/BCL-2 inhibitor, plus ruxolitinib in patients with R/R myelofibrosis following evaluation of the totality of data from the Phase 3 TRANSFORM-1 trial and feedback from regulators.

ABBV-383

- In June 2024, AbbVie initiated the Phase 3 CERVINO clinical trial to evaluate ABBV-383 monotherapy compared with standard available therapies in adult patients with R/R multiple myeloma who have received at least two lines of prior therapy.

Teliso-V

- In September 2024, AbbVie announced submission of a Biologics License Application to the FDA for accelerated approval of Teliso-V in adult patients with previously treated, locally advanced or metastatic epidermal growth factor receptor (EGFR) wild type, nonsquamous non-small cell lung cancer (NSCLC) with c-Met protein overexpression.

ABBV-400

- In December 2024, AbbVie initiated a Phase 3 trial to evaluate ABBV-400 monotherapy compared to trifluridine, tipiracil and bevacizumab in adult participants with c-Met over-expressed refractory metastatic colorectal cancer (mCRC).

Aesthetics

Juvederm Collection

- In March 2024, AbbVie announced the FDA approval of Juvederm Voluma XC for injection in the temple region to improve moderate to severe temple hollowing in adults over the age of 21.

Botox Cosmetic

- In September 2024, AbbVie announced that Botox Cosmetic is now available for the treatment of masseter muscle prominence (MMP) in China.

- In October 2024, AbbVie announced that the FDA approved Botox Cosmetic for temporary improvement in the appearance of moderate to severe vertical bands connecting the jaw and neck (platysma bands) in adults.

Neuroscience

Vyalev/Produodopa

- In January 2024, AbbVie announced the launch of Produodopa (ABBV-951) in the European Union for the treatment of advanced Parkinson's disease with severe motor fluctuations and hyperkinesia (excessive movement) or dyskinesia (involuntary movement), and when available combinations of Parkinson's medicinal products have not given satisfactory results.

- In June 2024, AbbVie announced it received a Complete Response Letter (CRL) from the FDA for the New Drug Application (NDA) for ABBV-951 for the treatment of motor fluctuations in adults with advanced Parkinson's disease. In its letter, the FDA cited observations that were identified during inspection of a third-party manufacturer listed in the NDA. The CRL did not identify any issues related to the safety, efficacy or labeling of ABBV-951, including the device, and did not request that AbbVie conduct additional efficacy or safety trials related to the drug or device-related testing.

- In October 2024, AbbVie announced that the FDA approved Vyalev (ABBV-951) as the first and only subcutaneous 24-hour infusion of levodopa-based therapy for the treatment of motor fluctuations in adults with advanced Parkinson's disease.

Tavapadon

- In September 2024, AbbVie announced positive top-line results from its Phase 3 TEMPO-1 trial for tavapadon as a monotherapy in early Parkinson's disease.

- In December 2024, AbbVie announced positive top-line results from its pivotal Phase 3 TEMPO-2 trial evaluating tavapadon as a flexible-dose monotherapy in early Parkinson's disease.

Emraclidine

- In November 2024, AbbVie announced that its two Phase 2 EMPOWER trials investigating emraclidine as a once-daily, oral monotherapy treatment for adults with schizophrenia who are experiencing an acute exacerbation of psychotic symptoms, did not meet their primary endpoint of showing a statistically significant reduction (improvement) in the change from baseline in the Positive and Negative Syndrome Scale total score compared to the placebo group at week 6.

RESULTS OF OPERATIONS

Net Revenues

The comparisons presented at constant currency rates reflect comparative local currency net revenues at the prior year's foreign exchange rates. This measure provides information on the change in net revenues assuming that foreign currency exchange rates had not changed between the prior and current periods. AbbVie believes that the non-GAAP measure of change in net revenues at constant currency rates, when used in conjunction with the GAAP measure of change in net revenues at actual currency rates, may provide a more complete understanding of the company's operations and can facilitate analysis of the company's results of operations, particularly in evaluating performance from one period to another.

| | | | | Percent change | | | |
| | | | | At actual currency rates | | At constant currency rates | |
years ended (dollars in millions)	2024	2023	2022	2024	2023	2024	2023
United States	$43,029	$41,883	$45,713	2.7%	(8.4)%	2.7%	(8.4)%
International	13,305	12,435	12,341	7.0%	0.8%	11.1%	3.4%
Net revenues	$56,334	$54,318	$58,054	3.7%	(6.4)%	4.6%	(5.9)%

The following table details AbbVie's worldwide net revenues:

| | | | | | Percent change | | | |
| | | | | | At actual currency rates | | At constant currency rates | |
years ended December 31 (dollars in millions)		2024	2023	2022	2024	2023	2024	2023
Immunology								
Humira	United States	$ 7,142	$12,160	$18,619	(41.3)%	(34.7)%	(41.3)%	(34.7)%
	International	1,851	2,244	2,618	(17.5)%	(14.3)%	(13.2)%	(11.8)%
	Total	$ 8,993	$14,404	$21,237	(37.6)%	(32.2)%	(36.9)%	(31.9)%
Skyrizi	United States	$10,086	$ 6,753	$ 4,484	49.3%	50.6%	49.3%	50.6%
	International	1,632	1,010	681	61.6%	48.3%	65.4%	50.3%
	Total	$11,718	$ 7,763	$ 5,165	50.9%	50.3%	51.4%	50.6%
Rinvoq	United States	$ 4,259	$ 2,824	$ 1,794	50.8%	57.4%	50.8%	57.4%
	International	1,712	1,145	728	49.6%	57.3%	57.0%	60.7%
	Total	$ 5,971	$ 3,969	$ 2,522	50.4%	57.4%	52.5%	58.4%
Oncology								
Imbruvica	United States	$ 2,448	$ 2,665	$ 3,426	(8.1)%	(22.2)%	(8.1)%	(22.2)%
	Collaboration revenues	899	931	1,142	(3.5)%	(18.5)%	(3.5)%	(18.5)%
	Total	$ 3,347	$ 3,596	$ 4,568	(6.9)%	(21.3)%	(6.9)%	(21.3)%
Venclexta	United States	$ 1,234	$ 1,087	$ 1,009	13.5%	7.8%	13.5%	7.8%
	International	1,349	1,201	1,000	12.3%	20.1%	18.0%	22.3%
	Total	$ 2,583	$ 2,288	$ 2,009	12.9%	13.9%	15.9%	15.0%
Elahere[a]	United States	$ 477	$ —	$ —	n/m	n/m	n/m	n/m
	International	2	—	—	n/m	n/m	n/m	n/m
	Total	$ 479	$ —	$ —	n/m	n/m	n/m	n/m
Epkinly	Collaboration revenues	$ 118	$ 28	$ —	>100.0%	n/m	>100.0%	n/m
	International	28	3	—	>100.0%	n/m	>100.0%	n/m
	Total	$ 146	$ 31	$ —	>100.0%	n/m	>100.0%	n/m
Aesthetics								
Botox Cosmetic	United States	$ 1,682	$ 1,670	$ 1,654	0.7%	1.0%	0.7%	1.0%
	International	1,038	1,012	961	2.7%	5.3%	6.7%	9.7%
	Total	$ 2,720	$ 2,682	$ 2,615	1.4%	2.6%	2.9%	4.2%
Juvederm Collection	United States	$ 469	$ 519	$ 548	(9.6)%	(5.4)%	(9.6)%	(5.4)%
	International	708	859	880	(17.6)%	(2.4)%	(13.4)%	1.9%
	Total	$ 1,177	$ 1,378	$ 1,428	(14.6)%	(3.6)%	(12.0)%	(0.9)%
Other Aesthetics	United States	$ 1,118	$ 1,060	$ 1,122	5.5%	(5.6)%	5.5%	(5.6)%
	International	161	174	168	(7.1)%	3.3%	(1.0)%	8.1%
	Total	$ 1,279	$ 1,234	$ 1,290	3.7%	(4.4)%	4.6%	(3.8)%

years ended December 31 (dollars in millions)		2024	2023	2022	Percent change			
					At actual currency rates		At constant currency rates	
					2024	2023	2024	2023
Neuroscience								
Botox Therapeutic	United States	$ 2,718	$ 2,476	$ 2,255	9.8%	9.8%	9.8%	9.8%
	International	565	515	464	9.8%	11.1%	14.0%	15.5%
	Total	$ 3,283	$ 2,991	$ 2,719	9.8%	10.0%	10.5%	10.8%
Vraylar	United States	$ 3,260	$ 2,755	$ 2,037	18.4%	35.2%	18.4%	35.2%
	International	7	4	1	57.8%	>100.0%	58.6%	>100.0%
	Total	$ 3,267	$ 2,759	$ 2,038	18.4%	35.4%	18.4%	35.4%
Duodopa	United States	$ 96	$ 97	$ 95	(1.8)%	3.0%	(1.8)%	3.0%
	International	351	371	363	(5.3)%	2.1%	(5.4)%	1.8%
	Total	$ 447	$ 468	$ 458	(4.6)%	2.3%	(4.7)%	2.1%
Ubrelvy	United States	$ 981	$ 803	$ 680	22.1%	18.2%	22.1%	18.2%
	International	25	12	—	>100.0%	>100.0%	>100.0%	>100.0%
	Total	$ 1,006	$ 815	$ 680	23.4%	19.9%	23.4%	19.9%
Qulipta	United States	$ 628	$ 405	$ 158	55.3%	>100.0%	55.3%	>100.0%
	International	30	3	—	>100.0%	>100.0%	>100.0%	>100.0%
	Total	$ 658	$ 408	$ 158	61.3%	>100.0%	61.3%	>100.0%
Other Neuroscience	United States	$ 224	$ 254	$ 456	(11.6)%	(44.4)%	(11.6)%	(44.4)%
	International	114	22	19	>100.0%	20.2%	>100.0%	24.4%
	Total	$ 338	$ 276	$ 475	22.4%	(41.9)%	22.7%	(41.7)%
Eye Care								
Ozurdex	United States	$ 138	$ 143	$ 139	(4.1)%	2.7%	(4.1)%	2.7%
	International	356	329	289	8.3%	14.0%	10.7%	15.9%
	Total	$ 494	$ 472	$ 428	4.5%	10.3%	6.2%	11.6%
Lumigan/Ganfort	United States	$ 187	$ 173	$ 242	7.5%	(28.4)%	7.5%	(28.4)%
	International	242	259	272	(6.4)%	(4.8)%	(3.9)%	(3.6)%
	Total	$ 429	$ 432	$ 514	(0.9)%	(15.9)%	0.6%	(15.3)%
Alphagan/Combigan	United States	$ 95	$ 121	$ 202	(21.8)%	(40.1)%	(21.8)%	(40.1)%
	International	153	151	144	1.5%	4.9%	7.6%	10.4%
	Total	$ 248	$ 272	$ 346	(8.8)%	(21.4)%	(5.4)%	(19.1)%
Restasis	United States	$ 172	$ 382	$ 621	(55.2)%	(38.5)%	(55.2)%	(38.5)%
	International	52	54	45	(3.0)%	19.3%	2.1%	25.3%
	Total	$ 224	$ 436	$ 666	(48.7)%	(34.6)%	(48.1)%	(34.2)%
Other Eye Care	United States	$ 472	$ 433	$ 399	8.9%	9.0%	8.9%	9.0%
	International	375	370	348	1.5%	6.1%	6.1%	8.7%
	Total	$ 847	$ 803	$ 747	5.5%	7.6%	7.6%	8.8%
Other Key Products								
Mavyret	United States	$ 595	$ 659	$ 755	(9.7)%	(12.7)%	(9.7)%	(12.7)%
	International	716	771	786	(7.2)%	(1.9)%	(4.5)%	1.0%
	Total	$ 1,311	$ 1,430	$ 1,541	(8.3)%	(7.2)%	(6.9)%	(5.7)%
Creon	United States	$ 1,383	$ 1,268	$ 1,278	9.1%	(0.8)%	9.1%	(0.8)%
Linzess/Constella	United States	$ 916	$ 1,073	$ 1,003	(14.6)%	7.1%	(14.6)%	7.1%
	International	38	35	32	7.5%	8.8%	7.2%	9.7%
	Total	$ 954	$ 1,108	$ 1,035	(13.9)%	7.1%	(13.9)%	7.1%
All other		$ 3,032	$ 3,035	$ 4,137	—%	(26.7)%	1.4%	(25.7)%
Total net revenues		$56,334	$54,318	$58,054	3.7%	(6.4)%	4.6%	(5.9)%

n/m—Not meaningful

(a) Net revenues include ImmunoGen product revenues after the acquisition closing date of February 12, 2024.

The following discussion and analysis of AbbVie's net revenues by product is presented on a constant currency basis.

Global Humira sales decreased 37% in 2024. In the United States, Humira sales decreased 41% in 2024 primarily driven by direct biosimilar competition following loss of exclusivity on January 31, 2023. Internationally, Humira revenues decreased 13% in 2024 primarily driven by the continued impact of direct biosimilar competition.

Net revenues for Skyrizi increased 51% in 2024 primarily driven by continued strong market share uptake as well as market growth across all indications.

Net revenues for Rinvoq increased 53% in 2024 primarily driven by continued strong market share uptake as well as market growth across all indications.

Net revenues for Imbruvica represent product revenues in the United States and collaboration revenues outside of the United States related to AbbVie's 50% share of Imbruvica profit. AbbVie's global Imbruvica revenues decreased 7% in 2024 primarily driven by decreased demand and lower market share in the United States as well as decreased collaboration revenues.

Net revenues for Venclexta increased 16% in 2024 primarily driven by continued market share uptake and market growth across all indications.

Net revenues for Elahere were $479 million in 2024 for the period subsequent to the completion of the ImmunoGen acquisition.

Net revenues for Botox Cosmetic increased 3% in 2024. In the United States, Botox Cosmetic net revenues increased 1% primarily driven by favorable pricing, partially offset by the unfavorable impact of customer inventory destocking and decreased consumer demand. Internationally, Botox Cosmetic net revenues increased 7% primarily driven by favorable pricing and increased consumer demand across key international markets.

Net revenues for Juvederm Collection decreased 12% in 2024 primarily driven by the unfavorable impact of decreased consumer demand and customer inventory destocking.

Net revenues for Botox Therapeutic increased 11% in 2024 primarily driven by continued market share uptake as well as market growth.

Net revenues for Vraylar increased 18% in 2024 primarily driven by continued market share uptake as well as market growth.

Net revenues for Ubrelvy increased 23% in 2024 primarily driven by continued market share uptake as well as market growth.

Net revenues for Qulipta increased 61% in 2024 primarily driven by continued strong market share uptake as well as market growth.

Gross Margin

				Percent change	
years ended December 31 (dollars in millions)	2024	2023	2022	2024	2023
Gross margin	$39,430	$33,903	$40,640	16%	(17)%
as a percent of net revenues	70%	62%	70%		

Gross margin as a percentage of net revenues in 2024 increased compared to 2023. Gross margin percentage for 2024 was favorably impacted by lower intangible asset impairment charges and lower amortization of intangibles. Intangible asset impairment charges were $3.6 billion in 2023.

Selling, General and Administrative

				Percent change	
years ended December 31 (dollars in millions)	2024	2023	2022	2024	2023
Selling, general and administrative	$14,752	$12,872	$15,260	15%	(16)%
as a percent of net revenues	26%	24%	26%		

Selling, general and administrative (SG&A) expenses as a percentage of net revenues increased in 2024 compared to 2023. SG&A expense was unfavorably impacted by litigation reserve charges of $910 million in 2024 compared to income of $485 million in 2023 and acquisition and integration costs incurred in connection with the ImmunoGen and Cerevel Therapeutics acquisitions including cash-settled, post-closing expense for both ImmunoGen and Cerevel Therapeutics employee incentive awards. The SG&A expense percentage increase in 2024 was partially offset by the favorable impact of leverage from revenue growth. See Note 5 to the Consolidated Financial Statements for additional information.

Research and Development

				Percent change	
years ended December 31 (dollars in millions)	2024	2023	2022	2024	2023
Research and development	$12,791	$7,675	$6,510	67%	18%
as a percent of net revenues	23%	14%	11%		

Research and development (R&D) expenses as a percentage of net revenues increased in 2024 compared to 2023. R&D expense percentage for 2024 was unfavorably impacted by the intangible asset impairment charge of $4.5 billion related to emraclidine compared to an intangible asset impairment charge of $630 million in 2023, increased funding to support all stages of the company's pipeline assets and acquisition and integration costs incurred in connection with the ImmunoGen and Cerevel Therapeutics acquisitions including cash-settled, post-closing expense for employee incentive awards. See Note 5 to the Consolidated Financial Statements for additional information.

Acquired IPR&D and Milestones

years ended December 31 (in millions)	2024	2023	2022
Upfront charges	$2,627	$582	$445
Development milestones	130	196	252
Acquired IPR&D and milestones	$2,757	$778	$697

Acquired IPR&D and milestones expense in 2024 included charges related to the upfront payments of $1.4 billion to acquire Aliada Therapeutics Holdings, Inc. (Aliada) and $250 million to acquire Celsius Therapeutics. See Note 5 to the Consolidated Financial Statements for additional information.

Other Operating Expense (Income), Net

Other operating expense (income), net included a gain of $169 million in 2023 related to a development liability associated with an asset divested as part of the acquisition of Allergan, Inc. (Allergan) in 2020.

Other Non-Operating Expenses

years ended December 31 (in millions)	2024	2023	2022
Interest expense	$2,808	$2,224	$2,230
Interest income	(648)	(540)	(186)
Interest expense, net	$2,160	$1,684	$2,044
Net foreign exchange loss	$ 21	$ 146	$ 148
Other expense, net	3,240	4,677	2,448

Interest expense in 2024 increased compared to 2023 primarily due to the incremental interest associated with financing the ImmunoGen and Cerevel Therapeutics acquisitions. See Note 10 to the Consolidated Financial Statements for additional information related to debt issued to finance the ImmunoGen and Cerevel Therapeutics acquisitions.

Interest income in 2024 increased compared to 2023 primarily due to a higher average cash and cash equivalents balance and the impact of higher interest rates.

Other expense, net included charges related to changes in fair value of contingent consideration liabilities of $3.8 billion in 2024 and $5.1 billion in 2023. The fair value of contingent consideration liabilities is impacted by the passage of time and multiple other inputs, including the probability of success of achieving regulatory/commercial milestones, discount rates, the estimated amount of future sales of the acquired products and other market-based factors. In 2024, the change in fair value reflected higher estimated Skyrizi sales and the passage of time, partially offset by higher discount rates. In 2023, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake, the passage of time and lower discount rates.

Income Tax Expense

The effective income tax rate was (15%) in 2024, 22% in 2023 and 12% in 2022. The effective income tax rate fluctuates year to year due to the allocation of the company's taxable earnings among jurisdictions, as well as certain discrete factors and events in each year, including changes in tax law and business development activities. The effective income tax rates in 2024, 2023 and 2022 differed from the statutory tax rate principally due to the impact of foreign operations with lower income tax rates in locations outside the United States, the U.S. global minimum tax, changes in fair value of contingent consideration, tax audits and settlements, tax credits and incentives in the United States, Puerto Rico and other foreign tax jurisdictions, and business development activities. The effective income tax rate in 2024 was lower than prior periods due to the resolutions of various tax positions pertaining to multiple prior tax years, including the closing of U.S. IRS examinations covering three tax years, partially offset by increases in unrecognized tax benefits pertaining to prior years. The lower effective income tax rate in 2024 also reflects an increase due to acquisition costs related to certain business development activities and a decrease related to changes in fair value of contingent consideration. The effective income tax rate in 2023 was higher than prior periods due to increased changes in fair value of contingent consideration, intangible asset impairments and the impacts of the transition from the Puerto Rico excise tax to an income tax.

In 2022, Puerto Rico enacted Act 52-2002 (the Puerto Rico Act) allowing for a transition from a Puerto Rico excise tax levied on gross inventory purchases to an income-based tax beginning in 2023. The company completed the transition requirements of the Puerto Rico Act in 2022, resulting in the remeasurement of certain deferred tax assets and liabilities based on income tax rates at which they are expected to reverse in the future. The net tax benefit recognized in 2022 from the remeasurement of deferred taxes related to the Puerto Rico Act was $323 million.

Our net earnings and cash flows could be affected by future tax policy and law changes in the jurisdictions in which we operate, including changes in tax law related to the projects undertaken by the Organization for Economic Cooperation and Development (OECD). These projects include a global minimum tax rate of 15%, referred to as "Pillar Two", and the creation of a new global system to tax income based on the location to which products are sold, referred to as "Pillar One." Numerous countries have agreed to a statement in support of the OECD model rules and European Union member states have agreed to implement Pillar Two. This implementation includes aspects of legislation that were effective starting in 2024. Significant details around the provision are still emerging. These potential changes increase tax uncertainty and may adversely impact income tax expense in future years. We will continue to monitor pending legislation and implementation by individual countries and evaluate the potential impact on our business in future periods.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

years ended December 31 (in millions)	2024	2023	2022
Cash flows provided by (used in)			
Operating activities	$ 18,806	$ 22,839	$ 24,943
Investing activities	(20,820)	(2,009)	(623)
Financing activities	(5,211)	(17,222)	(24,803)

Operating cash flows in 2024 decreased compared to the prior year primarily due to the timing of working capital and higher contingent consideration payments classified as operating cash flows, partially offset by increased results from operations driven by higher net revenues. Operating cash flows also reflected AbbVie's contributions to its defined benefit plans of $326 million in 2024 and $366 million in 2023.

Investing cash flows in 2024 included $18.5 billion cash consideration paid to acquire ImmunoGen and Cerevel Therapeutics offset by cash acquired of $952 million, net sales and maturities of investment securities of $482 million, payments made for other acquisitions and investments of $3.0 billion and capital expenditures of $974 million. Investing cash flows in 2023 included payments made for other acquisitions and investments of $1.2 billion, capital expenditures of $777 million and net purchases of investments securities totaling $22 million.

Financing cash flows in 2024 included the issuance of unsecured senior notes totaling $15.0 billion aggregate principal which were used to finance the acquisitions of ImmunoGen and Cerevel Therapeutics. Additionally, financing cash flows included the issuance and repayment of $5.0 billion under the term loan credit agreement and repayments of $3.8 billion aggregate principal amount of 2.60% senior notes, €1.5 billion aggregate principal amount of 1.38% senior euro notes, €700 million aggregate principal amount of 1.25% senior euro notes, $1.0 billion aggregate principal amount of 3.85% senior notes, $99 million of secured term notes assumed from ImmunoGen in conjunction with the acquisition and settlement of $400 million aggregate amount of 2.5% convertible senior notes assumed from Cerevel Therapeutics. During the quarter ended December 31, 2024, the company refinanced its $2.0 billion floating rate three-year term loan. As part of the refinancing, the company repaid the existing $2.0 billion term loan due May 2025 and borrowed $2.0 billion under a new term loan due April 2027.

Financing cash flows in 2023 included repayment of $1.0 billion floating rate three-year term loan, $1.0 billion aggregate principal amount of the company's 2.85% senior notes and $350 million aggregate principal amount of the company's 2.80% senior notes. During the quarter ended December 31, 2023 the company also repaid €500 million aggregate principal amount of 1.50% senior euro notes and $1.3 billion aggregate principal amount of 3.75% senior notes at maturity.

Financing cash flows also included cash dividend payments of $11.0 billion in 2024 and $10.5 billion in 2023. The increase in cash dividend payments was primarily driven by an increase of the dividend rate.

The company's stock repurchase authorization permits purchases of AbbVie shares from time to time in open-market or private transactions at management's discretion. The program has no time limit and can be discontinued at any time. AbbVie repurchased 7 million shares for $1.3 billion in 2024 and 10 million shares for $1.6 billion in 2023. AbbVie's remaining stock repurchase authorization was $3.5 billion as of December 31, 2024. On February 16, 2023, AbbVie's board of directors authorized a $5.0 billion increase to the existing stock repurchase authorization.

During 2024, the company issued and redeemed $7.7 billion of commercial paper. Subsequent to December 31, 2024, AbbVie issued commercial paper borrowings of which $3.3 billion were outstanding as of date of filing of this Annual Report on Form 10-K. There were no commercial paper borrowings outstanding as of December 31, 2024 and December 31, 2023. AbbVie may issue additional commercial paper or retire commercial paper to meet liquidity requirements as needed.

Credit Risk

AbbVie monitors economic conditions, the creditworthiness of customers and government regulations and funding, both domestically and abroad. AbbVie regularly communicates with its customers regarding the status of receivable balances, including their payment plans and obtains positive confirmation of the validity of the receivables. AbbVie establishes an allowance for credit losses equal to the estimate of future losses over the contractual life of outstanding accounts receivable. AbbVie may also utilize factoring arrangements to mitigate credit risk, although the receivables included in such arrangements have historically not been a significant amount of total outstanding receivables.

Credit Facility, Access to Capital and Credit Ratings

Credit Facility

In December 2023, in connection with the acquisitions of ImmunoGen and Cerevel Therapeutics, AbbVie entered into a $9.0 billion 364-day bridge credit agreement and $5.0 billion 364-day term loan credit agreement. In February 2024, AbbVie borrowed and repaid $5.0 billion under the term loan credit agreement. AbbVie also issued $15.0 billion aggregate principal amount of unsecured senior notes in February 2024. Subsequent to the issuance of these senior notes, AbbVie terminated both the bridge and term loan credit agreements in the first quarter of 2024.

AbbVie currently has an existing $5.0 billion five-year revolving credit facility that matures in March 2028. Subsequent to December 31, 2024, in addition to the existing revolving credit facility, AbbVie entered into a new $3.0 billion five-year revolving credit facility that matures in January 2030. The revolving credit facilities enable the company to borrow funds on an unsecured basis at variable interest rates and contain various covenants. At December 31, 2024, the company was in compliance with all covenants, and commitment fees under the credit facility were insignificant. No amounts were outstanding under the company's credit facilities as of December 31, 2024 and December 31, 2023.

Access to Capital

The company intends to fund short-term and long-term financial obligations as they mature through cash on hand, future cash flows from operations or has the ability to issue additional debt. The company's ability to generate cash flows from operations, issue debt or enter into financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for the company's products or in the solvency of its customers or suppliers, deterioration in the company's key financial ratios or credit ratings, or other material unfavorable changes in business conditions. At the current time, the company believes it has sufficient financial flexibility to issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms to support the company's growth objectives.

Credit Ratings

In August 2024, Moody's Investors Service (Moody's) affirmed its A3 senior unsecured long-term rating. At the same time, Moody's revised its outlook to positive from stable. There were no other changes in the company's credit ratings during 2024. Unfavorable changes to the ratings may have an adverse impact on future financing arrangements. However, they would not affect the company's ability to draw on its credit facility and would not result in an acceleration of scheduled maturities of any of the company's outstanding debt.

Future Cash Requirements

Contractual Obligations

The following table summarizes AbbVie's estimated material contractual obligations as of December 31, 2024:

(in millions)	Total	Current	Long-term
Long-term debt, including current portion	$66,841	$6,771	$60,070
Interest on long-term debt[a]	36,040	2,764	33,276
Contingent consideration liabilities[b]	21,666	2,589	19,077

(a) Includes estimated future interest payments on long-term debt. Interest payments on debt are calculated for future periods using forecasted interest rates in effect at the end of 2024. Projected interest payments include the related effects of interest rate swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2024. See Note 10 to the Consolidated Financial Statements for additional information regarding the company's debt instruments and Note 11 for additional information on the interest rate swap agreements outstanding at December 31, 2024.

(b) Includes contingent consideration liabilities which are recorded at fair value on the consolidated balance sheet. Potential contingent consideration payments that exceed the fair value recorded on the consolidated balance sheet are not included in the table of contractual obligations. See Note 11 to the Consolidated Financial Statements for additional information regarding these liabilities.

AbbVie enters into certain unconditional purchase obligations and other commitments in the normal course of business. There have been no changes to these commitments that would have a material impact on the company's ability to meet either short-term or long-term future cash requirements.

Income Taxes

Future income tax cash requirements include a one-time transition tax liability on a mandatory deemed repatriation of previously untaxed earnings of foreign subsidiaries resulting from U.S. tax reform enacted in 2017. The one-time transition tax liability was $2.2 billion as of December 31, 2024 and is payable in two future annual installments.

Liabilities for unrecognized tax benefits totaled $5.0 billion as of December 31, 2024. It is not possible to reliably estimate the timing of the future cash outflows related to these liabilities. See Note 14 to the Consolidated Financial Statements for additional information on these unrecognized tax benefits.

Quarterly Cash Dividend

On October 30, 2024, AbbVie announced that its board of directors declared an increase in the company's quarterly dividend from $1.55 per share to $1.64 per share beginning with the dividend payable on February 14, 2025 to stockholders of record as of January 15, 2025. This reflects an increase of approximately 5.8% over the previous quarterly rate. The timing, declaration, amount of and payment of any dividends by AbbVie in the future is within the discretion of its board of directors and will depend upon many factors, including AbbVie's financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of AbbVie's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by its board of directors.

Collaborations, Licensing and Other Arrangements

AbbVie enters into collaborative, licensing and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 5 to the Consolidated Financial Statements for additional information on these collaboration arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. A summary of the company's significant accounting policies is included in Note 2 to the Consolidated Financial Statements. Certain of these policies are considered critical as these most significantly impact the company's financial condition and results of operations and require the most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results may vary from these estimates.

Revenue Recognition

AbbVie recognizes revenue when control of promised goods or services is transferred to the company's customers, in an amount that reflects the consideration AbbVie expects to be entitled to in exchange for those goods or services. Sales, value add and other taxes collected concurrent with revenue-producing activities are excluded from revenue. AbbVie generates revenue primarily from product sales. For the majority of sales, the company transfers control, invoices the customer and recognizes revenue upon shipment to the customer.

Rebates

AbbVie provides rebates to pharmacy benefit managers, state government Medicaid programs, insurance companies that administer Medicare drug plans, wholesalers, group purchasing organizations and other government agencies and private entities.

Rebate and chargeback accruals are accounted for as variable consideration and are recorded as a reduction to revenue in the period the related product is sold. Provisions for rebates and chargebacks totaled $59.3 billion in 2024, $56.8 billion in 2023 and $41.4 billion in 2022. Rebate amounts are typically based upon the volume of purchases using contractual or statutory prices, which may vary by product and by payer. For each type of rebate, the factors used in the calculations of the accrual for that rebate include the identification of the products subject to the rebate, the applicable price terms and the estimated lag time between sale and payment of the rebate, which can be significant.

In order to establish its rebate and chargeback accruals, the company uses both internal and external data to estimate the level of inventory in the distribution channel and the rebate claims processing lag time for each type of rebate. To estimate the rebate percentage or net price, the company tracks sales by product and by customer or payer. The company evaluates inventory data reported by wholesalers, available prescription volume information, product pricing, historical experience and other factors in order to determine the adequacy of its reserves. AbbVie regularly monitors its reserves and records adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the reserve is appropriate. Historically, adjustments to rebate accruals have not been material to net earnings.

The following table is an analysis of the three largest accruals for rebates and chargebacks, which comprise approximately 92% of the total consolidated rebate and chargebacks recorded as reductions to revenues in 2024.

(in millions)	Medicaid and Medicare Rebates	Managed Care Rebates	Wholesaler Chargebacks
Balance as of December 31, 2021	$ 3,816	$ 3,097	$ 902
Provisions	11,713	14,119	13,070
Payments	(10,331)	(12,974)	(12,829)
Balance as of December 31, 2022	5,198	4,242	1,143
Provisions	15,153	23,978	14,191
Payments	(15,054)	(21,200)	(14,162)
Balance as of December 31, 2023	5,297	7,020	1,172
Provisions	15,866	24,127	14,782
Payments	(13,756)	(25,622)	(14,797)
Balance as of December 31, 2024	$ 7,407	$ 5,525	$ 1,157

Other Allowances

Other allowances include cash discounts, product returns, sales incentives and other adjustments, which are accounted for as variable consideration and are recorded as a reduction to revenue in the same period the related product is sold. Reserves for cash discounts and sales incentives are readily determinable because the company's experience of payment history is fairly consistent. Product returns can be reliably estimated based on the company's historical return experience. Cash discounts totaled $2.0 billion in 2024, $2.0 billion in 2023 and $1.8 billion in 2022.

Pension and Other Post-Employment Benefits

AbbVie engages outside actuaries to assist in the determination of the obligations and costs under the pension and other post-employment benefit plans that are direct obligations of AbbVie. The valuation of the funded status and the net periodic benefit cost for these plans are calculated using actuarial assumptions. The significant assumptions, which are reviewed annually, include the discount rate, the expected long-term rate of return on plan assets and the health care cost trend rates and are disclosed in Note 12 to the Consolidated Financial Statements.

The discount rate is selected based on current market rates on high-quality, fixed-income investments at December 31 each year. AbbVie employs a yield-curve approach for countries where a robust bond market exists. The yield curve is developed using high-quality bonds. The yield-curve approach reflects the plans' specific cash flows (i.e., duration) in calculating the benefit obligations by applying the corresponding individual spot rates along the yield curve. AbbVie reflects the plans' specific cash flows and applies them to the corresponding individual spot rates along the yield curve in calculating the service cost and interest cost portions of expense. For certain plans, AbbVie reviews various indices such as corporate bond and government bond benchmarks to estimate the discount rate.

AbbVie's assumed discount rates have a significant effect on the amounts reported for defined benefit pension and other post-employment plans as of December 31, 2024. A 50 basis point change in the assumed discount rate would have had the following effects on AbbVie's calculation of net periodic benefit costs in 2025 and projected benefit obligations as of December 31, 2024:

(in millions) (brackets denote a reduction)	50 basis point	
	Increase	Decrease
Defined benefit plans		
Net periodic benefit cost	$ (25)	$ 39
Projected benefit obligation	(596)	664
Other post-employment plans		
Net periodic benefit cost	$ (5)	$ 6
Projected benefit obligation	(46)	51

The expected long-term rate of return is based on the asset allocation, historical performance and the current view of expected future returns. AbbVie considers these inputs with a long-term focus to avoid short-term market influences. The current long-term rate of return on plan assets for each plan is supported by the historical performance of the trust's actual and target asset allocation. AbbVie's assumed expected long-term rate of return has a significant effect on the amounts reported for defined benefit pension plans as of December 31, 2024 and will be used in the calculation of net periodic benefit cost in 2025. A one percentage point change in assumed expected long-term rate of return on plan assets would increase or decrease the net period benefit cost of these plans in 2025 by $109 million.

The health care cost trend rate is selected by reviewing historical trends and current views on projected future health care cost increases. The current health care cost trend rate is supported by the historical trend experience of each plan. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans as of December 31, 2024 and will be used in the calculation of net periodic benefit cost in 2025.

Income Taxes

AbbVie accounts for income taxes under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Litigation

The company is subject to contingencies, such as various claims, legal proceedings and investigations regarding product liability, intellectual property, commercial, securities and other matters that arise in the normal course of business. See Note 15 to the Consolidated Financial Statements for additional information. Loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount within a probable range is recorded. Accordingly, AbbVie is often initially unable to develop a best estimate of loss and therefore, the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected.

Valuation of Goodwill and Intangible Assets

AbbVie has acquired and may continue to acquire significant intangible assets in connection with business combinations that AbbVie records at fair value. Transactions involving the purchase or sale of intangible assets occur between companies in the pharmaceuticals industry and valuations are usually based on a discounted cash flow analysis incorporating the stage of completion. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. In-process research and development (IPR&D) acquired in a business combination is capitalized as an indefinite-lived intangible asset until regulatory approval is obtained, at which time it is accounted for as a definite-lived asset and amortized over its estimated useful life, or discontinuation, at which point the intangible asset will be written off. IPR&D acquired in transactions that are not business combinations is expensed immediately, unless deemed to have an alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life.

AbbVie reviews the recoverability of definite-lived intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Goodwill and indefinite-lived intangible assets are reviewed for impairment annually or when an event occurs that could result in an impairment. See Note 2 to the Consolidated Financial Statements for additional information.

Annually, the company tests its goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. Some of the factors considered in the assessment include general macro-economic conditions, conditions specific to the industry and market, cost factors, the overall financial performance and whether there have been sustained declines in the company's share price. If the company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. AbbVie tests indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. If the company concludes it is more likely than not that the fair value is less than its carrying amount, a quantitative impairment test is performed.

For its quantitative impairment tests, the company uses an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, the selection of an appropriate discount rate, asset groupings and other assumptions and estimates. The estimates and assumptions used are consistent with the company's business plans and a market participant's views. The use of alternative estimates and assumptions could increase or decrease projected cash flows and the estimated fair value of the related intangible assets. Future changes to these estimates and assumptions could have a material impact on the company's results of operations. Actual results may differ from the company's estimates.

Contingent Consideration

The fair value measurements of contingent consideration liabilities are determined as of the acquisition date based on significant unobservable inputs, including the discount rate, estimated probabilities and timing of achieving specified development, regulatory and commercial milestones and the estimated amount of future sales of the acquired products. Contingent consideration liabilities are revalued to fair value at each subsequent reporting date until the related contingency is resolved. The potential contingent consideration payments are estimated by applying a probability-weighted expected payment model for contingent milestone payments and a Monte Carlo simulation model for contingent royalty payments, which are then discounted to present value. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of certain of these inputs, which are disclosed in Note 11 to the Consolidated Financial Statements. Changes to the inputs described above could have a material impact on the company's financial position and results of operations in any given period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company is exposed to risk that its earnings, cash flows and equity could be adversely impacted by changes in foreign exchange rates and interest rates. Certain derivative instruments are used when available on a cost-effective basis to hedge the company's underlying economic exposures. See Note 11 to the Consolidated Financial Statements for additional information regarding the company's financial instruments and hedging strategies.

Foreign Currency Risk

AbbVie's primary net foreign currency exposures are the Euro, Japanese yen, Canadian dollar and British pound. The following table reflects the total foreign currency forward exchange contracts outstanding at December 31, 2024 and 2023:

	2024			2023		
as of December 31 (in millions)	Contract amount	Weighted average exchange rate	Fair and carrying value receivable/ (payable)	Contract amount	Weighted average exchange rate	Fair and carrying value receivable/ (payable)
Receive primarily U.S. dollars in exchange for the following currencies:						
Euro	$10,590	1.094	$183	$10,707	1.107	$ (99)
Canadian dollar	1,042	1.365	39	1,244	1.329	(8)
Japanese yen	836	148.386	40	726	139.636	2
British pound	461	1.271	(1)	505	1.271	(1)
All other currencies	2,308	n/a	17	2,742	n/a	(31)
Total	$15,237		$278	$15,924		$(137)

The company estimates that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar, with all other variables held constant, would decrease the fair value of foreign exchange forward contracts by $1.5 billion at December 31, 2024. If realized, this appreciation would negatively affect earnings over the remaining life of the contracts. However, gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce the earnings and stockholders' equity volatility relating to foreign exchange. A 10% appreciation is believed to be a reasonably possible near-term change in foreign currencies.

As of December 31, 2024, the company has unsecured senior Euro notes outstanding, which are exposed to foreign currency risk. The company designated €3.1 billion aggregate principal amount of these foreign currency denominated notes as hedges of its net investments in certain foreign subsidiaries and affiliates. As a result, any foreign currency translation gains or losses related to the Euro notes will be included in accumulated other comprehensive loss. See Note 10 to the Consolidated Financial Statements for additional information regarding the senior Euro notes and Note 11 to the Consolidated Financial Statements for additional information regarding the net investment hedging program.

Interest Rate Risk

The company estimates that an increase in interest rates of 100 basis points would adversely impact the fair value of AbbVie's interest rate swap contracts by approximately $140 million at December 31, 2024. If realized, the fair value reduction would affect earnings over the remaining life of the contracts. The company estimates that an increase of 100 basis points in long-term interest rates would decrease the fair value of long-term debt by $4.6 billion at December 31, 2024. A 100 basis point change is believed to be a reasonably possible near-term change in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AbbVie Inc. and Subsidiaries

Consolidated Statements of Earnings

years ended December 31 (in millions, except per share data)	2024	2023	2022
Net revenues	$56,334	$54,318	$58,054
Cost of products sold	16,904	20,415	17,414
Selling, general and administrative	14,752	12,872	15,260
Research and development	12,791	7,675	6,510
Acquired IPR&D and milestones	2,757	778	697
Other operating expense (income), net	(7)	(179)	56
Total operating costs and expenses	47,197	41,561	39,937
Operating earnings	9,137	12,757	18,117
Interest expense, net	2,160	1,684	2,044
Net foreign exchange loss	21	146	148
Other expense, net	3,240	4,677	2,448
Earnings before income tax expense	3,716	6,250	13,477
Income tax expense (benefit)	(570)	1,377	1,632
Net earnings	4,286	4,873	11,845
Net earnings attributable to noncontrolling interest	8	10	9
Net earnings attributable to AbbVie Inc.	$ 4,278	$ 4,863	$11,836
Per share data			
Basic earnings per share attributable to AbbVie Inc.	$ 2.40	$ 2.73	$ 6.65
Diluted earnings per share attributable to AbbVie Inc.	$ 2.39	$ 2.72	$ 6.63
Weighted-average basic shares outstanding	1,769	1,768	1,771
Weighted-average diluted shares outstanding	1,773	1,773	1,778

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

years ended December 31 (in millions)	2024	2023	2022
Net earnings	$ 4,286	$4,873	$11,845
Foreign currency translation adjustments, net of tax expense (benefit) of $(39) in 2024, $15 in 2023 and $(10) in 2022	(1,008)	407	(943)
Net investment hedging activities, net of tax expense (benefit) of $133 in 2024, $(109) in 2023 and $152 in 2022	484	(399)	555
Pension and post-employment benefits, net of tax expense (benefit) of $206 in 2024, $(6) in 2023 and $272 in 2022	824	(30)	1,088
Cash flow hedging activities, net of tax expense (benefit) of $16 in 2024, $(19) in 2023 and $5 in 2022	80	(84)	—
Other comprehensive income (loss)	$ 380	$ (106)	$ 700
Comprehensive income	4,666	4,767	12,545
Comprehensive income attributable to noncontrolling interest	8	10	9
Comprehensive income attributable to AbbVie Inc.	$ 4,658	$4,757	$12,536

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Balance Sheets

as of December 31 (in millions, except share data)	2024	2023
Assets		
Current assets		
Cash and equivalents	$ 5,524	$ 12,814
Short-term investments	31	2
Accounts receivable, net	10,919	11,155
Inventories	4,181	4,099
Prepaid expenses and other	4,927	4,932
Total current assets	25,582	33,002
Investments	279	304
Property and equipment, net	5,134	4,989
Intangible assets, net	60,068	55,610
Goodwill	34,956	32,293
Other assets	9,142	8,513
Total assets	$135,161	$134,711
Liabilities and Equity		
Current liabilities		
Current portion of long-term debt and finance lease obligations	$ 6,804	$ 7,191
Accounts payable and accrued liabilities	31,945	30,650
Total current liabilities	38,749	37,841
Long-term debt and finance lease obligations	60,340	52,194
Deferred income taxes	2,579	1,952
Other long-term liabilities	30,129	32,327
Commitments and contingencies		
Stockholders' equity		
Common stock, $0.01 par value, 4,000,000,000 shares authorized, 1,831,594,494 shares issued as of December 31, 2024 and 1,823,046,087 as of December 31, 2023	18	18
Common stock held in treasury, at cost, 66,337,508 shares as of December 31, 2024 and 57,105,354 as of December 31, 2023	(8,201)	(6,533)
Additional paid-in capital	21,333	20,180
Accumulated deficit	(7,900)	(1,000)
Accumulated other comprehensive loss	(1,925)	(2,305)
Total stockholders' equity	3,325	10,360
Noncontrolling interest	39	37
Total equity	3,364	10,397
Total liabilities and equity	$135,161	$134,711

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Statements of Equity

years ended December 31 (in millions)	Common shares outstanding	Common stock	Treasury stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Noncontrolling interest	Total
Balance at December 31, 2021	1,768	$18	$(3,143)	$18,305	$ 3,127	$(2,899)	$28	$ 15,436
Net earnings attributable to AbbVie Inc.	—	—	—	—	11,836	—	—	11,836
Other comprehensive income, net of tax	—	—	—	—	—	700	—	700
Dividends declared	—	—	—	—	(10,179)	—	—	(10,179)
Purchases of treasury stock	(10)	—	(1,487)	—	—	—	—	(1,487)
Stock-based compensation plans and other	11	—	36	940	—	—	—	976
Change in noncontrolling interest	—	—	—	—	—	—	5	5
Balance at December 31, 2022	1,769	18	(4,594)	19,245	4,784	(2,199)	33	17,287
Net earnings attributable to AbbVie Inc.	—	—	—	—	4,863	—	—	4,863
Other comprehensive loss, net of tax	—	—	—	—	—	(106)	—	(106)
Dividends declared	—	—	—	—	(10,647)	—	—	(10,647)
Purchases of treasury stock	(12)	—	(1,978)	—	—	—	—	(1,978)
Stock-based compensation plans and other	9	—	39	935	—	—	—	974
Change in noncontrolling interest	—	—	—	—	—	—	4	4
Balance at December 31, 2023	1,766	18	(6,533)	20,180	(1,000)	(2,305)	37	10,397
Net earnings attributable to AbbVie Inc.	—	—	—	—	4,278	—	—	4,278
Other comprehensive income, net of tax	—	—	—	—	—	380	—	380
Dividends declared	—	—	—	—	(11,178)	—	—	(11,178)
Purchases of treasury stock	(9)	—	(1,703)	—	—	—	—	(1,703)
Stock-based compensation plans and other	8	—	35	1,153	—	—	—	1,188
Change in noncontrolling interest	—	—	—	—	—	—	2	2
Balance at December 31, 2024	1,765	$18	$(8,201)	$21,333	$ (7,900)	$(1,925)	$39	$ 3,364

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Consolidated Statements of Cash Flows

years ended December 31 (in millions) (brackets denote cash outflows)	2024	2023	2022
Cash flows from operating activities			
Net earnings	$ 4,286	$ 4,873	$ 11,845
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation	764	752	778
Amortization of intangible assets	7,622	7,946	7,689
Deferred income taxes	(1,449)	(2,889)	(1,931)
Change in fair value of contingent consideration liabilities	3,771	5,128	2,761
Payments of contingent consideration liabilities	(1,995)	(870)	(164)
Stock-based compensation	911	747	671
Acquired IPR&D and milestones	2,757	778	697
Gain on divestitures	—	—	(172)
Non-cash litigation reserve adjustments, net of cash payments	508	(443)	2,243
Impairment of intangible assets	4,476	4,229	770
Other, net	(63)	(225)	(150)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	207	66	(1,455)
Inventories	(319)	(417)	(686)
Prepaid expenses and other assets	361	(188)	(264)
Accounts payable and other liabilities	177	3,840	1,769
Income tax assets and liabilities, net	(3,208)	(488)	542
Cash flows from operating activities	18,806	22,839	24,943
Cash flows from investing activities			
Acquisition of businesses, net of cash acquired	(17,493)	—	(255)
Other acquisitions and investments	(3,024)	(1,223)	(539)
Acquisitions of property and equipment	(974)	(777)	(695)
Purchases of investment securities	(73)	(77)	(1,438)
Sales and maturities of investment securities	555	55	1,530
Other, net	189	13	774
Cash flows from investing activities	(20,820)	(2,009)	(623)
Cash flows from financing activities			
Proceeds from issuance of other short-term borrowings	5,008	—	—
Repayments of other short-term borrowings	(5,008)	—	—
Proceeds from issuance of long-term debt	16,963	—	2,000
Repayments of long-term debt and finance lease obligations	(9,613)	(4,149)	(14,433)
Debt issuance costs	(99)	(38)	—
Dividends paid	(11,025)	(10,539)	(10,043)
Purchases of treasury stock	(1,708)	(1,972)	(1,487)
Proceeds from the exercise of stock options	214	180	262
Payments of contingent consideration liabilities	—	(752)	(1,132)
Other, net	57	48	30
Cash flows from financing activities	(5,211)	(17,222)	(24,803)
Effect of exchange rate changes on cash and equivalents	(65)	5	(62)
Net change in cash and equivalents	(7,290)	3,613	(545)
Cash and equivalents, beginning of year	12,814	9,201	9,746
Cash and equivalents, end of year	$ 5,524	$ 12,814	$ 9,201
Other supplemental information			
Interest paid, net of portion capitalized	$ 2,811	$ 2,469	$ 2,546
Income taxes paid	4,064	4,702	2,988

The accompanying notes are an integral part of these consolidated financial statements.

AbbVie Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 Background

Background

The principal business of AbbVie Inc. (AbbVie or the company) is the discovery, development, manufacturing and sale of a broad line of therapies that address some of the world's most complex and serious diseases. AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies and independent retailers from AbbVie-owned distribution centers and public warehouses. Certain products (including aesthetic products and devices) are also sold directly to physicians and other licensed healthcare providers. In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to retailers, pharmacies, patients or other customers. Outside the United States, AbbVie sells products primarily to wholesalers or through distributors, and depending on the market works through largely centralized national payers systems to agree on reimbursement terms.

AbbVie was incorporated in Delaware on April 10, 2012. On January 1, 2013, AbbVie became an independent, publicly-traded company as a result of the distribution by Abbott Laboratories (Abbott) of 100% of the outstanding common stock of AbbVie to Abbott's shareholders.

AbbVie completed its previously announced acquisitions of ImmunoGen, Inc. (ImmunoGen) on February 12, 2024 and Cerevel Therapeutics Holdings, Inc. (Cerevel Therapeutics) on August 1, 2024. See Note 5 and Note 10 for additional information regarding these acquisitions.

Note 2 Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for rebates, pension and other post-employment benefits, income taxes, litigation, valuation of goodwill and intangible assets and contingent consideration liabilities.

Basis of Consolidation

The consolidated financial statements include the accounts of AbbVie and all of its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities, where AbbVie is determined to be the primary beneficiary. Investments in companies over which AbbVie has a significant influence but not a controlling interest are accounted for using the equity method with AbbVie's share of earnings or losses reported in other expense, net in the consolidated statements of earnings. Intercompany balances and transactions are eliminated. Certain reclassifications have been made to conform the prior period consolidated financial statements to the current period presentation.

Revenue Recognition

AbbVie recognizes revenue when control of promised goods or services is transferred to the company's customers, in an amount that reflects the consideration AbbVie expects to be entitled to in exchange for those goods or services. Sales, value add and other taxes collected concurrent with revenue-producing activities are excluded from revenue. AbbVie generates revenue primarily from product sales. For the majority of sales, the company transfers control, invoices the customer and recognizes revenue upon shipment to the customer. The company recognizes shipping and handling costs as an expense in cost of products sold when the company transfers control to the customer. Payment terms vary depending on the type and location of the customer, are based on customary commercial terms and are generally less than one year. AbbVie does not adjust revenue for the effects of a significant financing component for contracts where AbbVie expects the period between the transfer of the good or service and collection to be one year or less.

Cash discounts, rebates and chargebacks, sales incentives, product returns and certain other adjustments are accounted for as variable consideration. Provisions for variable consideration are based on current pricing, executed contracts, government pricing legislation and historical data and are provided for in the period the related revenues are recorded. Rebate amounts are typically based upon the volume of purchases using contractual or statutory prices, which may vary by product and by payer. For each type of rebate, factors used in the calculation of the accrual include the identification of the products subject to the rebate, the applicable price terms and the estimated lag time between sale and payment of the rebate, which can be significant.

In addition to revenue from contracts with customers, the company also recognizes certain collaboration revenues. See Note 6 for additional information related to the collaborations with Janssen Biotech, Inc. and Genentech, Inc. Additionally, see Note 16 for disaggregation of revenue by product and geography.

Research and Development Expenses

Internal R&D costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed.

Acquired IPR&D and Milestones Expenses

In an asset acquisition, payments incurred prior to regulatory approval to acquire rights to in-process R&D projects are expensed as acquired IPR&D and milestones expense in the consolidated statements of earnings unless the project has an alternative future use. These costs include upfront and development milestone payments related to R&D collaborations, licensing arrangements, or other asset acquisitions that provide rights to develop, manufacture and/or sell pharmaceutical products. Where contingent development milestone payments are due to third parties, prior to regulatory approval, the payment obligations are expensed when the milestone results are achieved. Regulatory and commercial milestone payments made to third parties subsequent to regulatory approval are capitalized as intangible assets and amortized to cost of products sold over the remaining useful life of the related product.

Business Combinations

AbbVie utilizes the acquisition method of accounting for business combinations. This method requires, among other things, that results of operations of acquired companies are included in AbbVie's results of operations beginning on the acquisition date and that assets acquired and liabilities assumed are recognized at fair value as of the acquisition date. Any excess of the fair value of consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Contingent consideration liabilities are recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent consideration liabilities are recognized in other expense, net in the consolidated statements of earnings. The fair value of assets acquired and liabilities assumed in certain cases may be subject to revision based on the final determination of fair value during a period of time not to exceed 12 months from the acquisition date. Legal costs, due diligence costs, business valuation costs and all other business acquisition costs are expensed when incurred.

In a business combination, the fair value of IPR&D projects acquired is capitalized and accounted for as indefinite-lived intangible assets until the underlying project receives regulatory approval, at which point the intangible asset will be accounted for as a definite-lived intangible asset, or discontinuation, at which point the intangible asset will be written off. R&D costs incurred by the company after the acquisition are expensed to R&D as incurred.

Collaborations and Other Arrangements

The company enters into collaborative agreements with third parties to develop and commercialize drug candidates. Collaborative activities may include joint research and development and commercialization of new products. AbbVie generally receives certain licensing rights under these arrangements. These collaborations often require upfront payments and may include additional milestone, research and development cost sharing, royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development and commercialization. Upfront payments associated with collaborative arrangements and subsequent payments made to the partner for the achievement of development milestones prior to regulatory approval are expensed to acquired IPR&D and milestones expense in the consolidated statements of earnings. Regulatory and commercial milestone payments made to the partner subsequent to regulatory approval are capitalized as intangible assets and amortized to cost of products sold over the estimated useful life of the related asset. Royalties are expensed to cost of products sold in the consolidated statements of earnings when incurred.

Advertising

Costs associated with advertising are expensed as incurred and are included in selling, general and administrative (SG&A) expense in the consolidated statements of earnings. Advertising expenses were $2.1 billion in 2024, $2.2 billion in 2023 and $2.0 billion in 2022.

Pension and Other Post-Employment Benefits

AbbVie records annual expenses relating to its defined benefit pension and other post-employment benefit plans based on calculations which utilize various actuarial assumptions including discount rates, rates of return on assets, compensation increases, turnover rates and health care cost trend rates. AbbVie reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. Actuarial gains and losses are deferred in accumulated other comprehensive income (loss) (AOCI), net of tax and are amortized over the remaining service attribution periods of the employees under the corridor method. Differences between the expected long-term return on plan assets and the actual annual return are generally amortized to net periodic benefit cost over a five-year period.

Income Taxes

Income taxes are accounted for under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. A valuation allowance is established or maintained when, based on currently available information, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Cash and Equivalents

Cash and equivalents include money market funds and time deposits with original maturities of three months or less.

Investments

Investments consist primarily of equity securities, held-to-maturity debt securities, marketable debt securities and time deposits. Investments in equity securities that have readily determinable fair values are recorded at fair value. Investments in equity securities that do not have readily determinable fair values are recorded at cost and are remeasured to fair value based on certain observable price changes or impairment events as they occur. Held-to-maturity debt securities are recorded at cost. Gains or losses on investments are included in other expense, net in the consolidated statements of earnings. Investments in marketable debt securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in AOCI on the consolidated balance sheets until realized, at which time the gains or losses are recognized in earnings.

AbbVie periodically assesses its marketable debt securities for impairment and credit losses. When a decline in the fair value of marketable debt security is due to credit related factors, an allowance for credit losses is recorded with a corresponding charge to other expense, net in the consolidated statements of earnings. When AbbVie determines that a non-credit related impairment has occurred, the amortized cost basis of the investment, net of allowance for credit losses, is written down with a charge to other expense, net in the consolidated statements of earnings and an available-for-sale investment's unrealized loss is reclassified from AOCI to other expense, net in the consolidated statements of earnings. Realized gains and losses on sales of investments are computed using the first-in, first-out method adjusted for any impairments and credit losses that were recorded in net earnings.

Accounts Receivable

Accounts receivable are stated at amortized cost less allowance for credit losses. The allowance for credit losses reflects the best estimate of future losses over the contractual life of outstanding accounts receivable and is determined on the basis of historical experience, specific allowances for known troubled accounts, other currently available information including customer financial condition and both current and forecasted economic conditions.

Inventories

Inventories are valued at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs. Inventories consisted of the following:

as of December 31 (in millions)	2024	2023
Finished goods	$1,173	$1,356
Work-in-process	1,951	1,643
Raw materials	1,057	1,100
Inventories	$4,181	$4,099

Property and Equipment, Net

as of December 31 (in millions)	2024	2023
Land	$ 284	$ 286
Buildings	2,895	2,827
Equipment	7,995	7,449
Construction in progress	1,093	1,073
Property and equipment, gross	12,267	11,635
Less accumulated depreciation	(7,133)	(6,646)
Property and equipment, net	$ 5,134	$ 4,989

Depreciation for property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. The estimated useful life for buildings ranges from 10 to 50 years. Buildings include leasehold improvements which are amortized over the lesser of the remainder of the lease term or the useful life of the leasehold improvement. The estimated useful life for equipment ranges from 2 to 25 years. Equipment includes certain computer software and software development costs incurred in connection with developing or obtaining software for internal use and is amortized over 3 to 10 years. Depreciation expense was $764 million in 2024, $752 million in 2023 and $778 million in 2022.

Leases

Short-term leases with a term of 12 months or less are not recorded on the balance sheet. For leases commencing or modified in 2019 or later, AbbVie does not separate lease components from non-lease components.

The company records lease liabilities based on the present value of lease payments over the lease term. AbbVie generally uses an incremental borrowing rate to discount its lease liabilities, as the rate implicit in the lease is typically not readily determinable. Certain lease agreements include renewal options that are under the company's control. AbbVie includes optional renewal periods in the lease term only when it is reasonably certain that AbbVie will exercise its option.

Variable lease payments include payments to lessors for taxes, maintenance, insurance and other operating costs as well as payments that are adjusted based on an index or rate. The company's lease agreements do not contain any significant residual value guarantees or restrictive covenants.

Litigation and Contingencies

Loss contingency provisions are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. When a best estimate cannot be made, the minimum loss contingency amount in a probable range is recorded. Legal fees are expensed as incurred. AbbVie accrues for product liability claims on an undiscounted basis. The liabilities are evaluated quarterly and adjusted if necessary as additional information becomes available. Receivables for insurance recoveries for product liability claims, if any, are recorded as assets on an undiscounted basis when it is probable that a recovery will be realized.

Goodwill and Intangible Assets

Intangible assets acquired in a business combination are recorded at fair value using a discounted cash flow model. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital and terminal values of market participants. Definite-lived intangibles are amortized over their estimated useful lives using the estimated pattern of economic benefit. AbbVie reviews the recoverability of definite-lived intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. AbbVie first compares the projected undiscounted cash flows to be generated by the asset to its carrying value. If the undiscounted cash flows of an intangible asset are less than the carrying value, the intangible asset is written down to its fair value. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest level for which cash flows are largely independent of the cash flows of other assets and liabilities.

Goodwill and indefinite-lived assets are not amortized but are subject to an impairment review annually and more frequently when indicators of impairment exist. An impairment of goodwill could occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit. An impairment of indefinite-lived intangible assets would occur if the fair value of the intangible asset is less than the carrying value.

The company tests its goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. If the company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. AbbVie tests indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount. If the company concludes it is more likely than not that the fair value is less than its carrying amount, a quantitative impairment test is performed. For its quantitative impairment tests, the company uses an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, the selection of an appropriate discount rate, asset groupings and other assumptions and estimates. The estimates and assumptions used are consistent with the company's business plans and a market participant's views. The use of alternative estimates and assumptions could increase or decrease projected cash flows and the estimated fair value of the related intangible assets. Future changes to these estimates and assumptions could have a material impact on the company's results of operations. Actual results may differ from the company's estimates.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using period-end exchange rates. The U.S.

dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income. The net assets of subsidiaries in highly inflationary economies are remeasured as if the functional currency were the reporting currency. The remeasurement is recognized in net foreign exchange loss in the consolidated statements of earnings.

Derivatives

All derivative instruments are recognized as either assets or liabilities at fair value on the consolidated balance sheets and are classified as current or long-term based on the scheduled maturity of the instrument.

For derivatives formally designated as hedges, the company assesses at inception and quarterly thereafter whether the hedging derivatives are highly effective in offsetting changes in the fair value or cash flows of the hedged item. The changes in fair value of a derivative designated as a fair value hedge and of the hedged item attributable to the hedged risk are recognized in earnings immediately. The effective portions of changes in the fair value of a derivative designated as a cash flow hedge are reported in AOCI and are subsequently recognized in earnings consistent with the underlying hedged item. If it is determined that a derivative is no longer highly effective as a hedge, the company discontinues hedge accounting prospectively. If a hedged forecasted transaction becomes probable of not occurring, any gains or losses are reclassified from AOCI to earnings. Derivatives that are not designated as hedges are adjusted to fair value through current earnings.

The company also uses derivative instruments or foreign currency denominated debt to hedge its net investments in certain foreign subsidiaries and affiliates. Realized and unrealized gains and losses from these hedges are included in AOCI.

Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in the investing section of the consolidated statements of cash flows.

Recent Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted

ASU No. 2024-03

In November 2024, the Financial Accounting Standards Board (FASB) issued *Accounting Standards Update (ASU) No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40*). The standard requires further disaggregation of relevant expense captions in a separate note to the financial statements. The standard is effective for AbbVie starting in annual periods in 2027 and interim periods beginning in 2028, with early adoption permitted. AbbVie is currently assessing the impact of adopting this guidance on its consolidated financial statements.

ASU No. 2023-09

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740)*. The standard requires disaggregation of the effective rate reconciliation into standard categories, enhances disclosure of income taxes paid, and modifies other income tax-related disclosures. The standard is effective for AbbVie starting in annual periods in 2025. AbbVie is currently assessing the impact of adopting this guidance on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

ASU No. 2023-07

In November 2023, the FASB issued ASU No. 2023-07 *Segment Reporting—Improving Reportable Segment Disclosures (Topic 280)*. The standard requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. AbbVie adopted the standard in the fourth quarter of 2024. The adoption did not have a material impact on its consolidated financial statements. See Note 16 for additional information.

Note 3 Supplemental Financial Information

Interest Expense, Net

years ended December 31 (in millions)	2024	2023	2022
Interest expense	$2,808	$2,224	$2,230
Interest income	(648)	(540)	(186)
Interest expense, net	$2,160	$1,684	$2,044

Accounts Payable and Accrued Liabilities

as of December 31 (in millions)	2024	2023
Sales rebates	$14,304	$13,627
Dividends payable	2,936	2,783
Accounts payable	2,945	3,688
Current portion of contingent consideration liabilities	2,589	1,952
Salaries, wages and commissions	1,986	1,802
Royalty and license arrangements	527	360
Other	6,658	6,438
Accounts payable and accrued liabilities	$31,945	$30,650

Other Long-Term Liabilities

as of December 31 (in millions)	2024	2023
Contingent consideration liabilities	$19,077	$17,938
Liabilities for unrecognized tax benefits	5,049	6,681
Income taxes payable	1,261	2,182
Pension and other post-employment benefits	1,234	1,538
Other	3,508	3,988
Other long-term liabilities	$30,129	$32,327

Note 4 Earnings Per Share

AbbVie grants certain restricted stock units (RSUs) that are considered to be participating securities. Due to the presence of participating securities, AbbVie calculates earnings per share (EPS) using the more dilutive of the treasury stock or the two-class method. For all periods presented, the two-class method was more dilutive.

The following table summarizes the impact of the two-class method:

(in millions, except per share data)	Years ended December 31,		
	2024	2023	2022
Basic EPS			
Net earnings attributable to AbbVie Inc.	$4,278	$4,863	$11,836
Earnings allocated to participating securities	40	43	54
Earnings available to common shareholders	$4,238	$4,820	$11,782
Weighted average basic shares of common stock outstanding	1,769	1,768	1,771
Basic earnings per share attributable to AbbVie Inc.	$ 2.40	$ 2.73	$ 6.65
Diluted EPS			
Net earnings attributable to AbbVie Inc.	$4,278	$4,863	$11,836
Earnings allocated to participating securities	40	43	54
Earnings available to common shareholders	$4,238	$4,820	$11,782
Weighted average shares of common stock outstanding	1,769	1,768	1,771
Effect of dilutive securities	4	5	7
Weighted average diluted shares of common stock outstanding	1,773	1,773	1,778
Diluted earnings per share attributable to AbbVie Inc.	$ 2.39	$ 2.72	$ 6.63

Certain shares issuable under stock-based compensation plans were excluded from the computation of EPS because the effect would have been antidilutive. The number of common shares excluded was insignificant for all periods presented.

Note 5 Licensing, Acquisitions and Other Arrangements

Acquisition of Cerevel Therapeutics Holdings, Inc.

On August 1, 2024, AbbVie completed its previously announced acquisition of Cerevel Therapeutics. Cerevel Therapeutics is a clinical-stage biotechnology company focused on the discovery and development of differentiated therapies for neuroscience diseases. Cerevel Therapeutics neuroscience pipeline includes multiple clinical-stage and preclinical candidates with the potential to treat several diseases including schizophrenia, Parkinson's disease and mood disorders. Under the terms of the agreement, AbbVie acquired all outstanding shares of Cerevel Therapeutics for $45.00 per share in cash. The total fair value of the consideration transferred to owners of Cerevel Therapeutics common stock was $8.7 billion ($8.3 billion, net of cash acquired).

The acquisition of Cerevel Therapeutics has been accounted for as a business combination using the acquisition method of accounting. The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The valuation of assets acquired and liabilities assumed has not yet been finalized as of December 31, 2024. As a result, AbbVie recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date. Finalization of the valuation during the measurement period could result in a change in the amounts recorded for the acquisition date fair value of intangible assets, goodwill and income taxes among other items. The completion of the valuation will occur no later than one year from the acquisition date.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date:

(in millions)	
Assets acquired and liabilities assumed	
Cash and equivalents	$ 361
Short-term investments	382
Prepaid expenses and other current assets	9
Property and equipment, net	25
Investments	121
Intangible assets, net	8,100
Other noncurrent assets	31
Current portion of long-term debt	(400)
Accounts payable and accrued liabilities	(100)
Long-term debt	(246)
Deferred income taxes	(1,292)
Other long-term liabilities	(31)
Total identifiable net assets	6,960
Goodwill	1,702
Total assets acquired and liabilities assumed	$ 8,662

Intangible assets relate to $8.1 billion of acquired in-process research and development (IPR&D) associated with products that have not yet received regulatory approval. The estimated fair values of identifiable intangible assets were determined using the "income approach" which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of these asset valuations include the estimated net cash flows for each year for each asset or product, the appropriate discount rate necessary to measure the risk inherent in each future cash flow stream, the life cycle of each asset, the potential regulatory and commercial success risk, competitive trends impacting the asset and each cash flow stream, as well as other factors.

The current portion of long-term debt assumed by AbbVie consists of $345 million aggregate principal of 2.5% convertible senior notes due 2027. Upon acquisition, the convertible senior notes became callable and note holders could redeem the convertible senior notes for cash at a premium. As of the acquisition date, the convertible senior notes were recognized as current portion of long-term debt on the consolidated balance sheets at an aggregate fair value of $400 million. Following the acquisition date, the company repaid the convertible senior notes and there were no amounts outstanding as of December 31, 2024.

Long-term debt assumed by AbbVie relates to funding agreements entered into by Cerevel Therapeutics prior to the acquisition. Under the agreements, Cerevel Therapeutics received funding to support development of tavapadon and agreed to repay regulatory milestones, sales milestones and royalties contingent upon approval of tavapadon by the U.S. Food and Drug Administration (FDA). The funding agreements were accounted for as financing arrangements and the fair value of the related financing liability was $246 million as of the acquisition date. The estimated fair value of the financing liability was determined using a probability-weighted expected payment model for regulatory milestone payments and a Monte Carlo simulation model for sales milestones and royalty payments, which are then discounted to present value. Assumptions inherent in the development of fair value include discount rates, estimated probabilities and timing of achieving milestones and estimated amounts of future sales. See Note 10 and Note 11 for additional information.

Goodwill was calculated as the excess of the consideration transferred over the fair value of net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recognized from the acquisition of Cerevel Therapeutics represents expected synergies, including the ability to: (i) expand AbbVie's neuroscience pipeline, (ii) leverage AbbVie's commercial, regulatory and clinical expertise to maximize Cerevel Therapeutic's assets and (iii) enhance AbbVie's existing neuroscience discovery capabilities. The goodwill is not deductible for tax purposes.

AbbVie also assumed a licensing agreement entered into by Cerevel Therapeutics with Pfizer Inc. (Pfizer) prior to the acquisition. Under the agreement, Cerevel Therapeutics was granted an exclusive global license under certain Pfizer patent rights to develop, manufacture and commercialize compounds included in Cerevel Therapeutic's pipeline. AbbVie could make additional payments of up to $1.6 billion upon achievement of certain regulatory and commercial milestones for all programs. Additionally, AbbVie will pay tiered royalties on net revenues.

Following the acquisition date, the operating results of Cerevel Therapeutics have been included in the consolidated financial statements. For the period from the acquisition date through December 31, 2024, operating losses attributable to Cerevel Therapeutics were $4.9 billion, inclusive of an intangible asset impairment charge of $4.5 billion related to emraclidine. See Note 7 for additional information. Operating losses attributable to Cerevel Therapeutics also included $161 million of cash-settled, post-closing expense for Cerevel Therapeutics employee incentive awards. AbbVie issued 0.3 million RSUs to holders of Cerevel Therapeutics equity awards based on a conversion factor described in the transaction agreement. Stock compensation expense related to RSUs issued at the acquisition date was not significant.

Acquisition-related expenses, which were comprised primarily of regulatory, financial advisory and legal fees, totaled $44 million for the year ended December 31, 2024 and were included in selling, general and administrative (SG&A) expense in the consolidated statements of earnings.

Acquisition of ImmunoGen, Inc.

On February 12, 2024, AbbVie completed its previously announced acquisition of ImmunoGen. ImmunoGen is a commercial-stage biotechnology company focused on the discovery, development and commercialization of antibody-drug conjugates (ADC) for cancer patients. ImmunoGen's oncology portfolio includes its flagship cancer therapy Elahere, a first-in-class ADC approved for platinum-resistant ovarian cancer, and a pipeline of promising next-generation ADC's targeting hematologic malignancies and solid tumors. The combination accelerates AbbVie's entry into the solid tumor space and strengthens its oncology pipeline. Under the terms of the agreement, AbbVie acquired all outstanding shares of ImmunoGen for $31.26 per share in cash. The total fair value of the consideration transferred to owners of ImmunoGen common stock was $9.8 billion ($9.2 billion, net of cash acquired).

The acquisition of ImmunoGen has been accounted for as a business combination using the acquisition method of accounting. The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The valuation of assets acquired and liabilities assumed was finalized during the three months ended December 31, 2024.

The following table summarizes the final fair value of assets acquired and liabilities assumed as of the acquisition date:

(in millions)	
Assets acquired and liabilities assumed	
Cash and equivalents	$ 591
Accounts receivable	171
Inventories	211
Prepaid expenses and other current assets	40
Property and equipment, net	7
Intangible assets, net	
Developed product rights	7,200
License agreements	125
Acquired in-process research and development	1,280
Other noncurrent assets	273
Current portion of long-term debt	(99)
Accounts payable and accrued liabilities	(312)
Deferred income taxes	(899)
Other long-term liabilities	(47)
Total identifiable net assets	8,541
Goodwill	1,249
Total assets acquired and liabilities assumed	$9,790

The fair value step-up adjustment to inventories of $179 million was amortized to cost of products sold when the inventory was sold to customers during the year ended December 31, 2024.

Intangible assets relate to $7.3 billion of definite-lived intangible assets and $1.3 billion of acquired IPR&D associated with products that have not yet received regulatory approval. The acquired definite-lived intangible assets consist of developed product rights and license agreements and are being amortized over a weighted-average estimated useful life of approximately 12 years using the estimated pattern of economic benefit. The estimated fair values of identifiable intangible assets were determined using the "income approach" which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of these asset valuations include the estimated net cash flows for each year for each asset or product, the appropriate discount rate necessary to measure the risk inherent in each future cash flow stream, the life cycle of each asset, the potential regulatory and commercial success risk, competitive trends impacting the asset and each cash flow stream, as well as other factors.

Other noncurrent assets primarily consist of $250 million of deferred tax assets.

The current portion of long-term debt assumed by AbbVie was repaid concurrent with the acquisition at the fair value of $99 million. See Note 10 for additional information.

Goodwill was calculated as the excess of the consideration transferred over the fair value of net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recognized from the acquisition of ImmunoGen represents expected synergies including, the ability to: (i) expand AbbVie's product portfolio as well as the potential to increase revenue from future growth platforms, (ii) accelerate AbbVie's clinical and commercial presence in the solid tumor space within oncology, (iii) leverage the respective strengths of each company, and (iv) enhance AbbVie's existing ADC development efforts. The goodwill is not deductible for tax purposes.

Following the acquisition date, the operating results of ImmunoGen have been included in the consolidated financial statements. For the period from the acquisition date through December 31,

2024, net revenues attributable to ImmunoGen were $578 million and operating losses attributable to ImmunoGen were $682 million, inclusive of $349 million of cash-settled, post-closing expense for ImmunoGen employee incentive awards, $179 million of inventory fair value step-up amortization and $157 million of intangible asset amortization. AbbVie also issued 0.3 million RSUs to holders of ImmunoGen equity awards based on a conversion factor described in the transaction agreement. Stock compensation expense related to RSUs issued at the acquisition date was not significant.

Acquisition-related expenses, which were comprised primarily of regulatory, financial advisory and legal fees, totaled $59 million for the year ended December 31, 2024 and were included in SG&A expense in the consolidated statements of earnings.

Pro Forma Financial Information

The following table presents the unaudited pro forma combined results of AbbVie, ImmunoGen and Cerevel Therapeutics for 2024 and 2023 as if the acquisitions of ImmunoGen and Cerevel Therapeutics had occurred on January 1, 2023:

years ended December 31 (in millions)	2024	2023
Net revenues	$56,389	$54,691
Net earnings	4,564	2,862

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of AbbVie, ImmunoGen and Cerevel Therapeutics. In order to reflect the occurrence of the acquisitions on January 1, 2023 as required, the unaudited pro forma financial information includes adjustments to reflect incremental amortization expense to be incurred based on the fair values of the identifiable intangible assets acquired; the incremental cost of products sold related to the fair value adjustments associated with acquisition date inventory; the additional interest expense associated with the issuance of debt to finance the acquisition; and the reclassification of acquisition-related costs incurred during the year ended December 31, 2024 to the year ended December 31, 2023. The unaudited pro forma financial information is not necessarily indicative of what the consolidated results of operations would have been had the acquisitions been completed on January 1, 2023. In addition, the unaudited pro forma financial information is not a projection of future results of operations of the combined company nor does it reflect the expected realization of any synergies or cost savings associated with the acquisitions.

Acquisition of DJS Antibodies Ltd

In October 2022, AbbVie entered into an agreement to acquire DJS Antibodies Ltd (DJS) including its lead program DJS-002 and proprietary HEPTAD platform. DJS-002 is an LPAR1 antagonist antibody currently in preclinical studies for the treatment of Idiopathic Pulmonary Fibrosis and other fibrotic diseases. HEPTAD platform is a potential novel approach to antibody discovery with specific capabilities targeting transmembrane protein targets. The aggregate purchase price of $287 million was comprised of a $255 million upfront cash payment and $32 million for the acquisition date fair value of contingent consideration liabilities, for which AbbVie may owe up to $95 million in future payments upon achievement of certain development milestones. The transaction was accounted for as a business combination using the acquisition method of accounting. As of the acquisition date, AbbVie acquired $233 million of intangible assets for in-process research and development, $22 million of intangible assets for developed product rights and $60 million of deferred tax liabilities. Other assets and liabilities assumed were insignificant. The acquisition resulted in the recognition of $92 million of goodwill which is not deductible for tax purposes.

Other Licensing & Acquisitions Activity

Cash outflows related to other acquisitions and investments totaled $3.0 billion in 2024, $1.2 billion in 2023 and $539 million in 2022. AbbVie recorded acquired IPR&D and milestones expense of $2.8 billion in 2024, $778 million in 2023 and $697 million in 2022. Significant arrangements impacting 2024, 2023 and 2022, some of which require contingent milestone payments, are summarized below.

Nimble Therapeutics, Inc.

Subsequent to December 31, 2024, AbbVie completed its previously announced acquisition of Nimble Therapeutics, Inc. (Nimble). Nimble is a biotechnology company dedicated to delivering on the promise of oral peptide therapeutics and its lead asset, an investigational oral peptide IL23R inhibitor, is in preclinical development for the treatment of psoriasis. Under the terms of the agreement, AbbVie made an upfront cash payment of approximately $200 million at closing to acquire all outstanding equity of Nimble. AbbVie could make additional future payments of up to $130 million upon the achievement of certain development milestones. The accounting impact of this acquisition will be included in the consolidated financial statements beginning in the first quarter of 2025.

Aliada Therapeutics Holdings, Inc.

In December 2024, AbbVie completed its previously announced acquisition of Aliada Therapeutics Holdings, Inc. (Aliada) including its lead program ALIA-1758 and accounted for the transaction as an asset acquisition. ALIA-1758 is an anti-pyroglutamate amyloid beta (3pE-Aβ) antibody in development for the treatment of Alzheimer's Disease. Under the terms of the agreement, AbbVie made an upfront cash payment of approximately $1.4 billion to acquire all outstanding equity of Aliada which was recorded in acquired IPR&D and milestones expense in the consolidated statement of earnings in the fourth quarter of 2024.

Celsius Therapeutics, Inc.

In June 2024, AbbVie acquired Celsius Therapeutics, Inc. (Celsius Therapeutics) including its lead pipeline asset CEL383. Celsius Therapeutics is a clinical-stage biotechnology company focused on the discovery and development of precision medicine in inflammatory bowel disease. The transaction was accounted as an asset acquisition as CEL383 represented substantially all of the fair value of the gross assets acquired. The upfront payment of $250 million was recorded in acquired IPR&D and milestones expense in the consolidated statement of earnings in the second quarter of 2024.

Syndesi Therapeutics SA

In February 2022, AbbVie acquired Syndesi Therapeutics SA and its portfolio of novel modulators of the synaptic vesicle protein 2A, including its lead molecule ABBV-552, previously named SDI-118, and accounted for the transaction as an asset acquisition. ABBV-552 is a small molecule, which is being evaluated to target nerve terminals to enhance synaptic efficiency. Under the terms of the agreement, AbbVie made an upfront payment of $130 million which was recorded in acquired IPR&D and milestones expense in the consolidated statement of earnings in the first quarter of 2022. The agreement also includes additional future payments of up to $870 million upon the achievement of certain development, regulatory and commercial milestones.

Juvise Pharmaceuticals

In June 2022, AbbVie and Laboratories Juvise Pharmaceuticals (Juvise) entered into an asset purchase agreement where Juvise acquired worldwide commercial rights of a mature brand Pylera, which is used for the treatment of peptic ulcers with an infection by the bacterium Helicobacter pylori. The transaction was accounted for as the sale of an asset. Upon completion of the transaction, AbbVie received net cash proceeds of $215 million and recognized a pre-tax gain of $172 million which was recorded in other operating income in the consolidated statement of earnings in the second quarter of 2022.

Other Arrangements

In addition to the significant arrangements described above, AbbVie entered into several other arrangements resulting in charges related to upfront payments of $975 million in 2024, $582 million in 2023 and $315 million in 2022. In connection with the other individually insignificant early-stage arrangements entered into in 2024, AbbVie could make additional payments of up to $10.1 billion upon the achievement of certain development, regulatory and commercial milestones. Acquired IPR&D

and milestones expense also included development milestones of $130 million in 2024, $196 million in 2023 and $252 million in 2022.

Note 6 Collaborations

The company has ongoing transactions with other entities through collaboration agreements. The following represent the significant collaboration agreements impacting 2024, 2023 and 2022.

Collaboration with Janssen Biotech, Inc.

In December 2011, Pharmacyclics, a wholly-owned subsidiary of AbbVie, entered into a worldwide collaboration and license agreement with Janssen Biotech, Inc. and its affiliates (Janssen), one of the Janssen Pharmaceutical companies of Johnson & Johnson, for the joint development and commercialization of Imbruvica, a novel, orally active, selective covalent inhibitor of Bruton's tyrosine kinase and certain compounds structurally related to Imbruvica, for oncology and other indications, excluding all immune and inflammatory mediated diseases or conditions and all psychiatric or psychological diseases or conditions, in the United States and outside the United States.

The collaboration provides Janssen with an exclusive license to commercialize Imbruvica outside of the United States and co-exclusively with AbbVie in the United States. Both parties are responsible for the development, manufacturing and marketing of any products generated as a result of the collaboration. The collaboration has no set duration or specific expiration date and provides for potential future development, regulatory and approval milestone payments of up to $200 million to AbbVie. The collaboration also includes a cost sharing arrangement for associated collaboration activities. Except in certain cases, Janssen is responsible for approximately 60% of collaboration development costs and AbbVie is responsible for the remaining 40% of collaboration development costs.

In the United States, both parties have co-exclusive rights to commercialize the products; however, AbbVie is the principal in the end-customer product sales. AbbVie and Janssen share pre-tax profits and losses equally from the commercialization of products. Sales of Imbruvica are included in AbbVie's net revenues. Janssen's share of profits is included in AbbVie's cost of products sold. Other costs incurred under the collaboration are reported in their respective expense line items, net of Janssen's share.

Outside the United States, Janssen is responsible for and has exclusive rights to commercialize Imbruvica. AbbVie and Janssen share pre-tax profits and losses equally from the commercialization of products. AbbVie's share of profits is included in AbbVie's net revenues. Other costs incurred under the collaboration are reported in their respective expense line items, net of Janssen's share.

The following table shows the profit and cost sharing relationship between Janssen and AbbVie:

years ended December 31 (in millions)	2024	2023	2022
United States—Janssen's share of profits (included in cost of products sold)	$1,140	$1,245	$1,607
International—AbbVie's share of profits (included in net revenues)	899	931	1,142
Global—AbbVie's share of other costs (included in respective line items)	162	228	268

AbbVie's receivable from Janssen, included in accounts receivable, net, was $237 million at December 31, 2024 and $236 million at December 31, 2023. AbbVie's payable to Janssen, included in accounts payable and accrued liabilities, was $282 million at December 31, 2024 and $307 million at December 31, 2023.

Collaboration with Genentech, Inc.

AbbVie and Genentech, Inc. (Genentech), a member of the Roche Group, are parties to a collaboration and license agreement executed in 2007 to jointly research, develop and commercialize human therapeutic products containing BCL-2 inhibitors and certain other compound inhibitors which includes Venclexta, a BCL-2 inhibitor used to treat certain hematological malignancies. AbbVie shares equally with Genentech all pre-tax profits and losses from the development and commercialization of Venclexta in the United States. AbbVie pays royalties on Venclexta net revenues outside the United States.

AbbVie manufactures and distributes Venclexta globally and is the principal in the end-customer product sales. Sales of Venclexta are included in AbbVie's net revenues. Genentech's share of United States profits is included in AbbVie's cost of products sold. AbbVie records sales and marketing costs associated with the United States collaboration as part of SG&A expenses and global development costs as part of R&D expenses, net of Genentech's share. Royalties paid for Venclexta revenues outside the United States are also included in AbbVie's cost of products sold.

The following table shows the profit and cost sharing relationship between Genentech and AbbVie:

years ended December 31 (in millions)	2024	2023	2022
Genentech's share of profits, including royalties (included in cost of products sold)	$990	$869	$778
AbbVie's share of sales and marketing costs from U.S. collaboration (included in SG&A)	29	41	37
AbbVie's share of development costs (included in R&D)	84	109	121

Note 7 Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill:

(in millions)	
Balance as of December 31, 2022	$32,156
Foreign currency translation adjustments and other	137
Balance as of December 31, 2023	32,293
Additions[a]	2,951
Foreign currency translation adjustments and other	(288)
Balance as of December 31, 2024	$34,956

(a) Goodwill additions related to the acquisitions of ImmunoGen and Cerevel Therapeutics (see Note 5).

The company performs its annual goodwill impairment assessment in the third quarter, or earlier if impairment indicators exist. As of December 31, 2024 and 2023, there were no accumulated goodwill impairment losses.

Intangible Assets, Net

The following table summarizes intangible assets:

	2024			2023		
as of December 31 (in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Definite-lived intangible assets						
Developed product rights	$81,428	$(28,253)	$53,175	$75,142	$(22,455)	$52,687
License agreements	8,315	(6,624)	1,691	8,191	(5,571)	2,620
Total definite-lived intangible assets	89,743	(34,877)	54,866	83,333	(28,026)	55,307
Indefinite-lived intangible assets	5,202	—	5,202	303	—	303
Total intangible assets, net	$94,945	$(34,877)	$60,068	$83,636	$(28,026)	$55,610

Definite-Lived Intangible Assets

The increase in definite-lived intangible assets during 2024 was primarily due to the acquisition of ImmunoGen. The intangible assets will be amortized using the estimated pattern of economic benefit. See Note 5 for additional information regarding the acquisitions.

In the fourth quarter of 2023, the company made a decision to reduce current sales and marketing investment related to both CoolSculpting, a body contouring technology for aesthetic nonsurgical fat reduction, and Liletta, an on-market women's health product. Each of these strategic decisions contributed to significant decreases in the estimated future cash flows for the respective products and represented triggering events that required an evaluation of the underlying definite-lived intangible assets for impairment. The company used a discounted cash flow analysis for both products. For CoolSculpting, the fair value of $290 million was lower than the carrying value of $1.3 billion resulting in a partial impairment of both the gross and net carrying amount. For Liletta, the fair value of $241 million was lower than the carrying value of $561 million resulting in a partial impairment of both the gross and net carrying amount. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $1.4 billion to costs of products sold in the consolidated statement of earnings for the fourth quarter of 2023.

In August 2023, as part of the Inflation Reduction Act of 2022, the company's oncology product Imbruvica sold in the United States (U.S.) was included on the list of products subject to government-set prices by the Centers for Medicare & Medicaid Services. The selection resulted in a significant decrease in the estimated future cash flows for the product and represented a triggering event which required the company to evaluate the underlying definite-lived intangible asset for impairment. The company utilized a discounted cash flow analysis to determine the fair value of $1.9 billion, which was lower than the carrying value of $4.0 billion and resulted in a partial impairment of both the gross and net carrying amount as of August 29, 2023. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $2.1 billion to cost of products sold in the consolidated statement of earnings for the third quarter of 2023.

In September 2022, the company made a strategic decision to reduce ongoing sales and marketing investment related to Vuity, an on-market product to treat presbyopia. This strategic decision contributed to a significant decrease in the estimated future cash flows for the product and represented a triggering event which required the company to evaluate the underlying definite lived-intangible asset for impairment. The company utilized a discounted cash flow analysis to estimate the fair value of the intangible asset resulting in a full impairment of both the gross and net carrying amount. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $770 million to cost of products sold in the consolidated statement of earnings for the third quarter of 2022.

Fair value measurements for the above evaluations were based on Level 3 inputs including estimated net revenues, cost of products sold, R&D costs, selling and marketing costs and discount rate.

Definite-lived intangible assets are amortized over their estimated useful lives, which range between 1 to 16 years with an average of 12 years for developed product rights and 11 years for license agreements. Amortization expense was $7.6 billion in 2024, $7.9 billion in 2023 and $7.7 billion in 2022 and was included in cost of products sold in the consolidated statements of earnings. The anticipated annual amortization expense for definite-lived intangible assets recorded as of December 31, 2024 is as follows:

(in billions)	2025	2026	2027	2028	2029
Anticipated annual amortization expense	$7.3	$6.7	$6.1	$6.3	$5.7

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets represent acquired IPR&D associated with products that have not yet received regulatory approval. The increase in indefinite-lived intangible assets during 2024 was primarily due to the acquisitions of ImmunoGen and Cerevel Therapeutics. See Note 5 for additional information regarding the acquisitions.

The company performs its annual impairment assessment of indefinite-lived intangible assets in the third quarter, or earlier if impairment indicators exist.

In November 2024, the company announced that its two Phase 2 EMPOWER trials investigating emraclidine as a once-daily, oral monotherapy treatment for adults with schizophrenia who are experiencing an acute exacerbation of psychotic symptoms, did not meet their primary endpoint of showing a statistically significant reduction (improvement) in the change from baseline in the Positive and Negative Syndrome Scale total score compared to the placebo group at week 6. The results of these trials represented a triggering event which required the company to evaluate the underlying indefinite-lived intangible asset for impairment which resulted in a significant decrease in the estimated future cash flows for the product. The company utilized a discounted cash flow analysis to determine the fair value of $2.4 billion, which was lower than the carrying value of $6.9 billion and resulted in a partial impairment of the intangible asset carrying amount as of November 11, 2024. The fair value measurement was based on Level 3 inputs including estimated net revenues, cost of products sold, R&D costs, selling and marketing costs and discount rates. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $4.5 billion to research and development expense in the consolidated statement of earnings for the fourth quarter of 2024.

During the first quarter of 2023, the company made a decision to revise the research and development plan for AGN-151607, a novel investigational neurotoxin for the prevention of postoperative atrial fibrillation in cardiac surgery patients. This decision contributed to a delay in the estimated timing of regulatory approval as well as a significant decrease in estimated future cash flows of the product and represented a triggering event which required the company to evaluate the underlying indefinite-lived intangible asset for impairment. The company utilized a discounted cash flow analysis to estimate the fair value which was below the carrying value of the intangible asset. Based on the revised cash flows, the company recorded a pre-tax impairment charge of $630 million to research and development expense in the consolidated statement of earnings for the first quarter of 2023.

Note 8 Restructuring Plans

AbbVie continuously evaluates its operations to identify opportunities to optimize its manufacturing and R&D operations, commercial infrastructure and administrative costs and to respond to changes in its business environment. As a result, AbbVie management periodically approves individual restructuring plans to achieve these objectives. In 2024, 2023 and 2022, no such plans were individually significant. Restructuring charges recorded were $189 million in 2024, $132 million in 2023 and $241 million in 2022 and were primarily related to employee severance and contractual obligations. These charges were recorded in cost of products sold, R&D expense and SG&A expenses in the consolidated statements of earnings based on the classification of the affected employees or operations.

The following table summarizes the cash activity in the restructuring reserve for 2024, 2023 and 2022:

(in millions)	
Accrued balance as of December 31, 2021	$ 33
Charges	193
Payments and other adjustments	(50)
Accrued balance as of December 31, 2022	176
Charges	107
Payments and other adjustments	(87)
Accrued balance as of December 31, 2023	196
Charges	168
Payments and other adjustments	(128)
Accrued balance as of December 31, 2024	$ 236

Allergan Integration Plan

Following the closing of the Allergan acquisition, AbbVie implemented an integration plan designed to reduce costs, integrate and optimize the combined organization and incurred total cumulative charges of $2.5 billion through 2023. These costs consisted of severance and employee benefit costs (cash severance, non-cash severance, including accelerated equity award compensation expense, retention and other termination benefits) and other integration expenses. The Allergan integration plan was substantially complete as of December 31, 2023 and the remaining accrual as of December 31, 2024 is not significant.

The following table summarizes the charges associated with the Allergan acquisition integration plan:

year ended December 31 (in millions)	2023	2022
Cost of products sold	$ 89	$117
Research and development	7	23
Selling, general and administrative	192	399
Total charges	$288	$539

Note 9 Leases

AbbVie's lease portfolio primarily consists of real estate properties, vehicles and equipment. The following table summarizes the amounts and location of operating and finance leases on the consolidated balance sheets:

as of December 31 (in millions)	Balance sheet caption	2024	2023
Assets			
Operating	Other assets	$723	$744
Finance	Property and equipment, net	33	35
Total lease assets		$756	$779
Liabilities			
Operating			
Current	Accounts payable and accrued liabilities	$178	$166
Noncurrent	Other long-term liabilities	697	735
Finance			
Current	Current portion of long-term debt and finance lease obligations	17	15
Noncurrent	Long-term debt and finance lease obligations	23	27
Total lease liabilities		$915	$943

The following table summarizes the lease costs recognized in the consolidated statements of earnings:

years ended December 31 (in millions)	2024	2023	2022
Operating lease cost	$196	$189	$201
Short-term lease cost	65	28	67
Variable lease cost	86	88	71
Total lease cost	$347	$305	$339

In December 2022, the company entered into an agreement to sublease a portion of its Madison, New Jersey office space through the end of the original lease maturity in 2030. As a result of this agreement, the company recognized an impairment loss on its right-of-use asset of $69 million and wrote-off the related leasehold improvements of $37 million. These losses were recorded in SG&A expense in the consolidated statements of earnings for the year ended December 31, 2022. The company used a discounted cash flows method to value the right-of-use asset to determine the impairment amount.

Sublease income and finance lease costs were insignificant in 2024, 2023 and 2022.

The following table presents the weighted-average remaining lease term and weighted-average discount rate for operating and finance leases:

years ended December 31	2024	2023	2022
Weighted-average remaining lease term (years)			
Operating	7	7	8
Finance	5	3	2
Weighted-average discount rate			
Operating	3.3%	3.0%	2.6%
Finance	4.2%	3.6%	1.5%

The following table presents supplementary cash flow information regarding the company's leases:

years ended December 31 (in millions)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$204	$214	$212
Right-of-use assets obtained in exchange for new operating lease liabilities	159	173	235

Finance lease cash flows were insignificant in 2024, 2023 and 2022.

The following table summarizes the future maturities of AbbVie's operating and finance lease liabilities as of December 31, 2024:

(in millions)	Operating leases	Finance leases	Total[a]
2025	$204	$18	$ 222
2026	182	15	197
2027	145	4	149
2028	118	2	120
2029	102	1	103
Thereafter	223	2	225
Total lease payments	974	42	1,016
Less: Interest	99	2	101
Present value of lease liabilities	$875	$40	$ 915

(a) Lease payments recognized as part of lease liabilities for optional renewal periods are insignificant.

Note 10 Debt, Credit Facilities and Commitments and Contingencies

The following table summarizes long-term debt:

as of December 31 (dollars in millions)	2024 Effective interest rate[a]	2024	2023 Effective interest rate[a]	2023
1.25 - 3.85% aggregate notes due 2024	0.65 - 2.69%	$ —	0.65 - 2.69%	$ 7,169
Floating rate term loans due 2025	6.22%	—	5.95%	2,000
3.60% senior notes due 2025	3.66%	3,750	3.66%	3,750
3.80% senior notes due 2025	2.09%	3,021	2.09%	3,021
2.95% senior notes due 2026	3.02%	4,000	3.02%	4,000
3.20% senior notes due 2026	3.28%	2,000	3.28%	2,000
4.549% term loan due 2027	4.61%	2,000	—	—

as of December 31 (dollars in millions)	2024 Effective interest rate[a]	2024	2023 Effective interest rate[a]	2023
0.75% senior euro notes due 2027 (€750 principal)	0.86%	778	0.86%	833
4.80% senior notes due 2027	4.93%	2,250	—	—
4.25% senior notes due 2028	4.38%	1,750	4.38%	1,750
2.125% senior euro notes due 2028 (€750 principal)	2.18%	778	2.18%	833
2.625% senior euro notes due 2028 (€500 principal)	1.20%	519	1.20%	555
3.20% senior notes due 2029	3.25%	5,500	3.25%	5,500
2.125% senior euro notes due 2029 (€550 principal)	1.19%	570	1.19%	611
4.80% senior notes due 2029	4.91%	2,500	—	—
1.25% senior euro notes due 2031 (€650 principal)	1.30%	674	1.30%	722
4.95% senior notes due 2031	5.02%	2,000	—	—
5.05% senior notes due 2034	5.13%	3,000	—	—
4.55% senior notes due 2035	3.52%	1,789	3.52%	1,789
4.50% senior notes due 2035	4.58%	2,500	4.58%	2,500
4.30% senior notes due 2036	4.37%	1,000	4.37%	1,000
4.05% senior notes due 2039	4.11%	4,000	4.11%	4,000
4.40% senior notes due 2042	4.46%	2,600	4.46%	2,600
4.625% senior notes due 2042	4.00%	457	4.00%	457
4.85% senior notes due 2044	4.11%	1,074	4.11%	1,074
5.35% senior notes due 2044	5.39%	750	—	—
4.70% senior notes due 2045	4.73%	2,700	4.73%	2,700
4.75% senior notes due 2045	4.20%	881	4.20%	881
4.45% senior notes due 2046	4.50%	2,000	4.50%	2,000
4.875% senior notes due 2048	4.94%	1,750	4.94%	1,750
4.25% senior notes due 2049	4.29%	5,750	4.29%	5,750
5.40% senior notes due 2054	5.44%	3,000	—	—
5.50% senior notes due 2064	5.53%	1,500	—	—
Fair value hedges		(224)		(266)
Unamortized bond discounts		(130)		(106)
Unamortized deferred financing costs		(266)		(198)
Unamortized bond premiums		555		668
Financing liability		328		—
Other		40		42
Total long-term debt and finance lease obligations		67,144		59,385
Current portion		6,804		7,191
Noncurrent portion		$60,340		$52,194

(a) Excludes the effect of any related interest rate swaps.

Senior notes and floating rate term loans are redeemable prior to maturity at a redemption price equal to the principal amount plus a make-whole premium and AbbVie may redeem these debt securities at par generally between one and six months prior to maturity. At December 31, 2024, the company was in compliance with its senior note covenants and term loan covenants.

Maturities of Long-Term Debt

as of and for the years ending December 31 (in millions)

2025	$ 6,771
2026	6,000
2027	5,028
2028	3,047
2029	8,570
Thereafter	37,425
Total obligations and commitments	66,841
Fair value hedges, unamortized bond premiums/discounts, deferred financing costs, finance lease obligations and financing liability	303
Total long-term debt and finance lease obligations	$67,144

Financing Related to ImmunoGen and Cerevel Therapeutics Acquisitions

In connection with the acquisitions of ImmunoGen and Cerevel Therapeutics, in February 2024, the company issued $15.0 billion aggregate principal amount of unsecured senior notes. The notes are unsecured, unsubordinated obligations of AbbVie and will rank equally in right of payment with all of AbbVie's existing and future unsecured, unsubordinated indebtedness, liabilities and other obligations. AbbVie may redeem the fixed-rate senior notes prior to maturity at a redemption price equal to the greater of the principal amount or the sum of present values of the remaining scheduled payments of principal and interest on the fixed-rate senior notes to be redeemed plus a make-whole premium. AbbVie may also redeem the fixed-rate senior notes at par between one and six months prior to maturity. In connection with the offering, debt issuance costs incurred totaled $99 million and debt discounts totaled $37 million, which are being amortized over the respective terms of the notes to interest expense, net in the consolidated statements of earnings.

AbbVie used the net proceeds received from the issuance of the notes to finance the acquisition of ImmunoGen, repay its term-loan, repay commercial paper borrowings, pay fees and expenses in respect of the foregoing, finance general corporate purposes and, together with cash on hand, fund AbbVie's acquisition of Cerevel Therapeutics. See Note 5 for additional information.

In December 2023, AbbVie entered into a $9.0 billion 364-day bridge credit agreement and $5.0 billion 364-day term loan credit agreement. In February 2024, AbbVie borrowed and repaid $5.0 billion under the term loan credit agreement. Interest charged on this borrowing was based on Secured Overnight Financing Rate Reference Rate (SOFR) +0.975% with an effective interest rate of 6.29%. Subsequent to the $15.0 billion issuance of senior notes, AbbVie terminated both the bridge and term loan credit agreements in the first quarter of 2024. In February 2024, concurrent with the ImmunoGen acquisition, the company assumed and repaid an ImmunoGen senior secured term loan at a fair value of $99 million.

In connection with the acquisition of Cerevel Therapeutics, the company assumed $345 million aggregate principal of 2.5% convertible senior notes due 2027. Upon acquisition, the convertible senior notes became callable and note holders could redeem the convertible senior notes for cash at a premium. As of the acquisition date, the convertible senior notes were recognized as current portion of long-term debt on the consolidated balance sheets at an aggregate fair value of $400 million. Following the acquisition date, the company repaid the convertible senior notes and there were no amounts outstanding as of December 31, 2024.

The company also assumed funding agreements entered into by Cerevel Therapeutics prior to the acquisition. Under the agreements, Cerevel Therapeutics received funding to support development of tavapadon and agreed to repay regulatory milestones, sales milestones and royalties contingent upon approval of tavapadon by the U.S. Food and Drug Administration (FDA). In addition, upon acquisition the company has the option to satisfy payment obligations early by making a payment equal to the amount of funding provided to Cerevel Therapeutics plus a variable premium. In all circumstances, total repayments under the funding agreements will not exceed $531 million in aggregate. The funding agreements were accounted for as financing arrangements and the fair value of the related financing liability was $246 million as of the acquisition date. In conjunction with the funding agreements, AbbVie also assumed security agreements entered into by Cerevel Therapeutics prior to the acquisition pursuant to which Cerevel Therapeutics granted the funding investors a security interest in the assets material to the development and commercialization of tavapadon in the United States.

Repayment and Issuance of Long-Term Debt

In 2024, the company repaid $3.8 billion aggregate principal amount of 2.60% senior notes, €1.5 billion aggregate principal amount of 1.38% senior euro notes, €700 million aggregate principal amount of 1.25% senior euro notes and $1.0 billion aggregate principal amount of 3.85% senior notes. During the quarter ended December 31, 2024, the company refinanced its $2.0 billion floating rate three-year term loan. As part of the refinancing, the company repaid the existing $2.0 billion term loan due May 2025 and borrowed $2.0 billion under a new term loan due April 2027 at a fixed rate of 4.549%. These term notes rank equally with all other unsecured and unsubordinated indebtedness of the company. AbbVie may redeem the fixed-rate term notes between fifteen and twenty-one months at a redemption price equal to the notional amount plus one percent make whole amount and can be redeemed at par after twenty-one months. All other significant terms of the loan remained unchanged after the refinancing.

In 2023, the company repaid a $1.0 billion floating rate three-year term loan, $350 million aggregate principal amount of 2.80% senior notes and $1.0 billion aggregate principal amount of 2.85% senior notes at maturity. During the quarter ended December 31, 2023, the company also repaid €500 million aggregate principal amount of 1.50% senior euro notes and $1.3 billion aggregate principal amount of 3.75% senior notes at maturity.

Short-Term Borrowings

During the twelve months ended December 31, 2024, AbbVie issued and redeemed $7.7 billion of commercial paper. Subsequent to December 31, 2024, AbbVie issued commercial paper borrowings of which $3.3 billion were outstanding as of date of filing of this Annual Report on Form 10-K. There were no commercial paper borrowings outstanding as of December 31, 2024 and December 31, 2023. The weighted average interest rate on commercial paper borrowings was 4.91% for the twelve months ended December 31, 2024.

AbbVie currently has an existing $5.0 billion five-year revolving credit facility that matures in March 2028. Subsequent to December 31, 2024, in addition to the existing revolving credit facility, AbbVie entered into a new $3.0 billion five-year revolving credit facility that matures in January 2030. The revolving credit facilities enable the company to borrow funds on an unsecured basis at variable interest rates and contain various covenants. At December 31, 2024, the company was in compliance with all covenants and commitment fees under the credit facility were insignificant. No amounts were outstanding under the company's credit facilities as of December 31, 2024 and December 31, 2023.

Contingencies and Guarantees

In connection with the separation, AbbVie has indemnified Abbott for all liabilities resulting from the operation of AbbVie's business other than income tax liabilities with respect to periods prior to the distribution date and other liabilities as agreed to by AbbVie and Abbott. AbbVie has no material exposures to off-balance sheet arrangements and no special-purpose entities. In the ordinary course of business, AbbVie has periodically entered into third-party agreements, such as the assignment of product rights, which have resulted in AbbVie becoming secondarily liable for obligations for which AbbVie had previously been primarily liable. Based upon past experience, the likelihood of payments under these agreements is remote.

Note 11 Financial Instruments and Fair Value Measures

Risk Management Policy

The company is exposed to foreign currency exchange rate and interest rate risks related to its business operations. AbbVie's hedging policy attempts to manage these risks to an acceptable level based on the company's judgment of the appropriate trade-off between risk, opportunity and costs. The company uses derivative and nonderivative instruments to reduce its exposure to foreign currency exchange rates. AbbVie also periodically enters into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. Derivative instruments are not used for trading purposes or to manage exposure to changes in interest rates for investment securities, and none of the company's outstanding derivative instruments contain credit risk related contingent features; collateral is generally not required.

Financial Instruments

Various AbbVie foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany transactions denominated in a currency other than the functional currency of the local entity. These contracts, with notional amounts totaling $1.9 billion at December 31, 2024 and $1.8 billion at December 31, 2023, are designated as cash flow hedges and are recorded at fair value. The durations of these forward exchange contracts were generally less than 18 months. Accumulated gains and losses as of December 31, 2024 are reclassified from AOCI and included in cost of products sold at the time the products are sold, generally not exceeding six months from the date of settlement.

In 2019, the company entered into treasury rate lock agreements with notional amounts totaling $10.0 billion to hedge exposure to variability in future cash flows resulting from changes in interest rates related to the issuance of long-term debt in connection with the acquisition of Allergan. The treasury rate lock agreements were designated as cash flow hedges and recorded at fair value. The agreements were net settled upon issuance of the senior notes in 2019 and the resulting net gain was included in AOCI. This gain is reclassified to interest expense, net over the term of the related debt.

The company was a party to interest rate swap contracts designated as cash flow hedges that matured in November 2022. The effect of the hedge contracts was to change a floating-rate interest obligation to a fixed rate for that portion of the floating-rate debt. Realized and unrealized gains or losses were included in AOCI and reclassified to interest expense, net over the lives of the floating-rate debt.

In June 2023, the company entered into a cross-currency swap contract that matured in November 2023 with a notional amount totaling €433 million to hedge the company's exposure to changes in future cash flows of foreign currency denominated debt related to changes in foreign exchange rates. The cross-currency swap contract was designated as a cash flow hedge and effectively converted the interest and principal payments of the related foreign currency denominated debt to U.S. dollars. The unrealized gains and losses on the contract were included in AOCI and reclassified to net foreign exchange loss over the term of the related debt.

The company also enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated debt, trade payables, receivables and intercompany loans. These contracts are not designated as hedges and are recorded at fair value. Resulting gains or losses are reflected in net foreign exchange gains or loss in the consolidated statements of earnings and are generally offset by losses or gains on the foreign currency exposure being managed. These contracts had notional amounts totaling $5.9 billion at December 31, 2024 and $7.9 billion at December 31, 2023.

The company also uses foreign currency forward exchange contracts or foreign currency denominated debt to hedge its net investments in certain foreign subsidiaries and affiliates. The company had an aggregate principal amount of senior Euro notes designated as net investment hedges of €3.1 billion at December 31, 2024 and €5.4 billion December 31, 2023. In addition, the company had foreign currency forward exchange contracts designated as net investment hedges with notional amounts totaling €6.2 billion, SEK1.4 billion, CAD500 million and CHF50 million at December 31, 2024 and €4.9 billion, SEK1.4 billion, CAD750 million and CHF50 million at December 31, 2023. The company uses the spot method of assessing hedge effectiveness for derivative instruments designated as net investment hedges. Realized and unrealized gains and losses from these hedges are included in AOCI and the initial fair value of hedge components excluded from the assessment of effectiveness is recognized in interest expense, net over the life of the hedging instrument.

The company is a party to interest rate swap contracts designated as fair value hedges with notional amounts totaling $3.5 billion at December 31, 2024 and $5.0 billion at December 31, 2023. The effect of the hedge contracts is to change a fixed-rate interest obligation to a floating rate for that portion of the debt. AbbVie records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount.

No amounts are excluded from the assessment of effectiveness for cash flow hedges or fair value hedges.

The following table summarizes the amounts and location of AbbVie's derivative instruments on the consolidated balance sheets:

	Fair value— Derivatives in asset position			Fair value— Derivatives in liability position		
as of December 31 (in millions)	Balance sheet caption	2024	2023	Balance sheet caption	2024	2023
Foreign currency forward exchange contracts						
Designated as cash flow hedges	Prepaid expenses and other	$119	$12	Accounts payable and accrued liabilities	$ 5	$ 32
Designated as net investment hedges	Prepaid expenses and other	4	13	Accounts payable and accrued liabilities	—	66
Designated as net investment hedges	Other assets	148	—	Other long-term liabilities	—	69
Not designated as hedges	Prepaid expenses and other	42	41	Accounts payable and accrued liabilities	30	36
Interest rate swap contracts						
Designated as fair value hedges	Other assets	—	—	Other long-term liabilities	231	293
Total derivatives		$313	$66		$266	$496

While certain derivatives are subject to netting arrangements with the company's counterparties, the company does not offset derivative assets and liabilities within the consolidated balance sheets.

The following table presents the pre-tax amounts of gains (losses) from derivative instruments recognized in other comprehensive income (loss):

years ended in December 31 (in millions)	2024	2023	2022
Foreign currency forward exchange contracts			
Designated as cash flow hedges	$192	$ (2)	$103
Designated as net investment hedges	435	(144)	395
Cross-currency swap contracts designated as cash flow hedges	—	(6)	—
Interest rate swap contracts designated as cash flow hedges	—	—	6

Assuming market rates remain constant through contract maturities, the company expects to reclassify pre-tax gains of $126 million into cost of products sold for foreign currency cash flow hedges and pre-tax gains of $21 million into interest expense, net for treasury rate lock agreement cash flow hedges during the next 12 months.

Related to AbbVie's non-derivative, foreign currency denominated debt designated as net investment hedges, the company recognized in other comprehensive income (loss) pre-tax gains of $305 million in 2024, pre-tax losses of $252 million in 2023 and pre-tax gains of $406 million in 2022.

The following table summarizes the pre-tax amounts and location of derivative instrument net gains (losses) recognized in the consolidated statements of earnings, including the net gains (losses) reclassified out of AOCI into net earnings. See Note 13 for the amount of net gains (losses) reclassified out of AOCI.

years ended December 31 (in millions)	Statement of earnings caption	2024	2023	2022
Foreign currency forward exchange contracts				
Designated as cash flow hedges	Cost of products sold	$ 73	$ 77	$ 82
Designated as net investment hedges	Interest expense, net	123	112	94
Not designated as hedges	Net foreign exchange loss	6	33	(156)
Treasury rate lock agreements designated as cash flow hedges	Interest expense, net	23	24	23
Cross-currency swap contracts designated as cash flow hedges	Net foreign exchange loss	—	(6)	—
Interest rate swap contracts				
Designated as cash flow hedges	Interest expense, net	—	—	(1)
Designated as fair value hedges	Interest expense, net	62	98	(402)
Debt designated as hedged item in fair value hedges	Interest expense, net	(62)	(98)	402

Fair Value Measures

The fair value hierarchy consists of the following three levels:

- Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

- Level 2—Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuations in which all significant inputs are observable in the market; and

- Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company's management about the assumptions market participants would use in pricing the asset or liability.

The following table summarizes the bases used to measure certain assets and liabilities carried at fair value on a recurring basis on the consolidated balance sheet as of December 31, 2024:

		Basis of fair value measurement		
(in millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Cash and equivalents	$ 5,524	$5,179	$345	$ —
Money market funds and time deposits	10	—	10	—
Debt securities	33	—	33	—
Equity securities	98	70	28	—
Foreign currency contracts	313	—	313	—
Total assets	$ 5,978	$5,249	$729	$ —
Liabilities				
Interest rate swap contracts	$ 231	$ —	$231	$ —
Foreign currency contracts	35	—	35	—
Financing liability	328	—	—	328
Contingent consideration	21,666	—	—	21,666
Total liabilities	$22,260	$ —	$266	$21,994

The following table summarizes the bases used to measure certain assets and liabilities carried at fair value on a recurring basis on the consolidated balance sheet as of December 31, 2023:

| | | Basis of fair value measurement | | |
(in millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Cash and equivalents	$12,814	$6,223	$6,591	$ —
Money market funds and time deposits	10	—	10	—
Debt securities	26	—	26	—
Equity securities	111	86	25	—
Foreign currency contracts	66	—	66	—
Total assets	$13,027	$6,309	$6,718	$ —
Liabilities				
Interest rate swap contracts	$ 293	$ —	$ 293	$ —
Foreign currency contracts	203	—	203	—
Contingent consideration	19,890	—	—	19,890
Total liabilities	$20,386	$ —	$ 496	$19,890

Money market funds and time deposits are valued using relevant observable market inputs including quoted prices for similar assets and interest rate curves. Equity securities primarily consist of investments for which the fair values were determined by using the published market prices per unit multiplied by the number of units held, without consideration of transaction costs. The derivatives entered into by the company were valued using observable market inputs including published interest rate curves and both forward and spot prices for foreign currencies.

The financing liability is related to funding agreements entered into by Cerevel Therapeutics prior to the acquisition and assumed by AbbVie. The funding agreements represent financial instruments that are accounted for as financing arrangements and the company elected to account for the financing liability in accordance with the fair value option, as permitted under ASC 825 *Financial Instruments*. The fair value measurement of the financing liability was determined based on significant unobservable inputs. Potential payments are estimated by applying a probability-weighted expected payment model for regulatory milestone payments and a Monte Carlo simulation model for sales milestones and royalty payments, which are then discounted to present value. Changes to the fair value of the financing liability can result from changes to one or a number of inputs, including discount rates, estimated probabilities and timing of achieving milestones and estimated amounts of future sales. The change in fair value recognized in net earnings is recorded in other expense, net in the consolidated statements of earnings and included a charge of $82 million in 2024. The change in fair value attributable to instrument-specific credit risk is recognized in other comprehensive loss and was not significant.

The fair value measurements of the contingent consideration liabilities were determined based on significant unobservable inputs, including the discount rate, estimated probabilities and timing of achieving specified development, regulatory and commercial milestones and the estimated amount of future sales of the acquired products. The potential contingent consideration payments are estimated by applying a probability-weighted expected payment model for contingent milestone payments and a Monte Carlo simulation model for contingent royalty payments, which are then discounted to present value. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of certain of these inputs. Changes to the inputs described above could have a material impact on the company's financial position and results of operations in any given period.

The fair value of the company's contingent consideration liabilities was calculated using the following significant unobservable inputs:

years ended December 31 (in millions)	2024 Range	2024 Weighted Average[a]	2023 Range	2023 Weighted Average[a]
Discount rate	4.6% - 5.2%	4.8%	4.3% - 5.9%	4.5%
Probability of payment for royalties by indication[b]	100%	100%	89% - 100%	99%
Projected year of payments	2025 - 2034	2029	2024 - 2034	2027

(a) Unobservable inputs were weighted by the relative fair value of the contingent consideration liabilities.

(b) Excluding approved indications, the estimated probability of payment was 89% at December 31, 2023.

There have been no transfers of assets or liabilities into or out of Level 3 of the fair value hierarchy. The following table presents the changes in fair value of contingent consideration liabilities which are measured using Level 3 inputs:

years ended December 31 (in millions)	2024	2023	2022
Beginning balance	$19,890	$16,384	$14,887
Additions[a]	—	—	32
Change in fair value recognized in net earnings	3,771	5,128	2,761
Payments	(1,995)	(1,622)	(1,296)
Ending balance	$21,666	$19,890	$16,384

(a) Additions during the year ended December 31, 2022, represent contingent consideration liabilities assumed in the DJS acquisition.

The change in fair value recognized in net earnings is recorded in other expense, net in the consolidated statements of earnings and included charges of $3.8 billion in 2024, $5.1 billion in 2023 and $2.8 billion in 2022. In 2024, the change in fair value reflected higher estimated Skyrizi sales and the passage of time, partially offset by higher discount rates. In 2023, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake, the passage of time and lower discount rates. In 2022, the change in fair value reflected higher estimated Skyrizi sales driven by stronger market share uptake and the passage of time, partially offset by higher discount rates.

Contingent consideration payments of amounts up to the initial acquisition date fair value are classified as cash outflows from financing activities and payments of amounts in excess of the initial acquisition date fair value are classified as cash outflows from operating activities in the consolidated statements of cash flows.

Certain financial instruments are carried at historical cost or some basis other than fair value. The book values, approximate fair values and bases used to measure the approximate fair values of certain financial instruments as of December 31, 2024 are shown in the table below:

(in millions)	Book value	Approximate fair values	Basis of fair value measurement Quoted prices in active markets for identical assets (Level 1)	Basis of fair value measurement Significant other observable inputs (Level 2)	Basis of fair value measurement Significant unobservable inputs (Level 3)
Liabilities					
Current portion of long-term debt and finance lease obligations, excluding fair value hedges	$ 6,797	$ 6,767	$ 6,620	$ 147	$—
Long-term debt and finance lease obligations, excluding fair value hedges and financing liability	60,243	55,836	53,441	2,395	—
Total liabilities	$67,040	$62,603	$60,061	$2,542	$—

The book values, approximate fair values and bases used to measure the approximate fair values of certain financial instruments as of December 31, 2023 are shown in the table below:

(in millions)	Book value	Approximate fair values	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
			Basis of fair value measurement		
Liabilities					
Current portion of long-term debt and finance lease obligations, excluding fair value hedges	$ 7,191	$ 7,069	$ 6,862	$207	$—
Long-term debt and finance lease obligations, excluding fair value hedges	52,460	49,541	48,983	558	—
Total liabilities	$59,651	$56,610	$55,845	$765	$—

AbbVie also holds investments in equity securities that do not have readily determinable fair values. The company records these investments at cost and remeasures them to fair value based on certain observable price changes or impairment events as they occur. The carrying amount of these investments was $169 million as of December 31, 2024 and $159 million as of December 31, 2023. No significant cumulative upward or downward adjustments have been recorded for these investments as of December 31, 2024.

Concentrations of Risk

Of total net accounts receivable, three U.S. wholesalers accounted for 81% as of December 31, 2024 and December 31, 2023, and substantially all of AbbVie's pharmaceutical product net revenues in the United States were to these three wholesalers.

Note 12 Post-Employment Benefits

AbbVie sponsors various pension and other post-employment benefit plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. In addition, AbbVie provides medical benefits, primarily to eligible retirees in the United States and Puerto Rico, through other post-retirement benefit plans. Net obligations for these plans have been reflected on the consolidated balance sheets as of December 31, 2024 and 2023.

The following table summarizes benefit plan information for the global AbbVie-sponsored defined benefit and other post-employment plans:

as of and for the years ended December 31 (in millions)	Defined benefit plans		Other post-employment plans	
	2024	2023	2024	2023
Projected benefit obligations				
Beginning of period	$ 9,544	$8,588	$ 796	$ 667
Service cost	286	270	43	37
Interest cost	451	432	41	37
Actuarial (gain) loss	(855)	491	(62)	89
Benefits paid	(347)	(316)	(31)	(35)
Other, primarily foreign currency translation adjustments	(115)	79	(1)	1
End of period	8,964	9,544	786	796
Fair value of plan assets				
Beginning of period	9,839	8,472	—	—
Actual return on plan assets	865	1,230	—	—
Company contributions	326	366	31	35
Benefits paid	(347)	(316)	(31)	(35)
Other, primarily foreign currency translation adjustments	(132)	87	—	—
End of period	10,551	9,839	—	—
Funded status, end of period	$ 1,587	$ 295	$(786)	$(796)
Amounts recognized on the consolidated balance sheets				
Other assets	$ 2,097	$1,086	$ —	$ —
Accounts payable and accrued liabilities	(20)	(17)	(42)	(32)
Other long-term liabilities	(490)	(774)	(744)	(764)
Net asset (obligation)	$ 1,587	$ 295	$(786)	$(796)
Actuarial loss, net	$ 1,303	$2,290	$ 203	$ 282
Prior service cost (credit)	1	1	(261)	(297)
Accumulated other comprehensive loss (income)	$ 1,304	$2,291	$ (58)	$ (15)

Related to international defined benefit plans the projected benefit obligations in the table above included $2.2 billion at December 31, 2024 and $2.4 billion at December 31, 2023.

For plans reflected in the table above, the accumulated benefit obligations were $8.1 billion at December 31, 2024 and $8.6 billion at December 31, 2023.

The 2024 actuarial gain of $855 million for qualified pension plans and actuarial gain of $62 million for other post-employment plans were primarily driven by an increase in the discount rate. The 2023 actuarial loss of $491 million for qualified pension plans and actuarial loss of $89 million for other post-employment plans were primarily driven by a decrease in the discount rate and changes to experience impact and medical trends assumptions.

Information For Pension Plans With An Accumulated Benefit Obligation In Excess Of Plan Assets

as of December 31 (in millions)	2024	2023
Accumulated benefit obligation	$527	$1,410
Fair value of plan assets	94	890

Information For Pension Plans With A Projected Benefit Obligation In Excess Of Plan Assets

as of December 31 (in millions)	2024	2023
Projected benefit obligation	$775	$6,343
Fair value of plan assets	265	5,552

Amounts Recognized in Other Comprehensive Income (Loss)

The following table summarizes the pre-tax losses (gains) included in other comprehensive income (loss):

years ended December 31 (in millions)	2024	2023	2022
Defined benefit plans			
Actuarial gain	$(935)	$ (16)	$ (925)
Amortization of prior service cost	—	(1)	(2)
Amortization of actuarial loss	(52)	(16)	(231)
Foreign exchange loss (gain) and other	—	(44)	17
Total gain	$(987)	$ (77)	$(1,141)
Other post-employment plans			
Actuarial loss (gain)	$ (62)	$ 89	$ (229)
Prior service credit	—	—	(2)
Amortization of prior service credit	36	36	38
Amortization of actuarial loss	(17)	(12)	(26)
Total loss (gain)	$ (43)	$113	$ (219)

Net Periodic Benefit Cost

years ended December 31 (in millions)	2024	2023	2022
Defined benefit plans			
Service cost	$ 286	$ 270	$ 454
Interest cost	451	432	297
Expected return on plan assets	(785)	(723)	(712)
Amortization of prior service cost	—	1	2
Amortization of actuarial loss	52	16	231
Net periodic benefit cost (credit)	$ 4	$ (4)	$ 272
Other post-employment plans			
Service cost	$ 43	$ 37	$ 51
Interest cost	41	37	23
Amortization of prior service credit	(36)	(36)	(38)
Amortization of actuarial loss	17	12	26
Net periodic benefit cost	$ 65	$ 50	$ 62

The components of net periodic benefit cost other than service cost are included in other expense, net in the consolidated statements of earnings.

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

as of December 31	2024	2023
Defined benefit plans		
Discount rate	5.4%	4.8%
Rate of compensation increases	4.4%	4.8%
Cash balance interest crediting rate	4.0%	4.4%
Other post-employment plans		
Discount rate	5.7%	5.1%

The assumptions used in calculating the December 31, 2024 measurement date benefit obligations will be used in the calculation of net periodic benefit cost in 2025.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

years ended December 31	2024	2023	2022
Defined benefit plans			
Discount rate for determining service cost	4.8%	5.0%	3.0%
Discount rate for determining interest cost	4.8%	4.9%	2.6%
Expected long-term rate of return on plan assets	7.5%	7.3%	7.1%
Expected rate of change in compensation	4.4%	4.8%	5.2%
Cash balance interest crediting rate	4.4%	2.7%	2.7%
Other post-employment plans			
Discount rate for determining service cost	5.2%	5.3%	3.3%
Discount rate for determining interest cost	4.9%	5.1%	2.7%

For the December 31, 2024 post-retirement health care obligations remeasurement, the company assumed a 6.6% pre-65 (2.0% post-65) annual rate of increase in the per capita cost of covered health care benefits. The pre-65 rate was assumed to decrease gradually to 4.5% (1.8% post-65) in 2033 and remain at that level thereafter. For purposes of measuring the 2024 post-retirement health care costs, the company assumed a 7.4% pre-65 (2.1% post-65) annual rate of increase in the per capita cost of covered health care benefits. The pre-65 rate was assumed to decrease gradually to 4.5% (1.8% post-65) for 2032 and remain at that level thereafter.

Defined Benefit Pension Plan Assets

		Basis of fair value measurement		
as of December 31 (in millions)	2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equities				
U.S. large cap[a]	$ 1,131	$1,131	$ —	$—
U.S. mid cap[b]	176	176	—	—
International[c]	408	408	—	—
Fixed income securities				
U.S. government securities[d]	414	18	396	—
Corporate debt instruments[d]	609	29	580	—
Non-U.S. government securities[d]	346	183	163	—
Other[d]	20	15	5	—
Absolute return funds[e]	176	82	94	—
Other[f]	351	350	1	—
Total	$ 3,631	$2,392	$1,239	$—
Total assets measured at NAV	6,920			
Fair value of plan assets	$10,551			

as of December 31 (in millions)	2023	Basis of fair value measurement		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equities				
U.S. large cap[a]	$1,018	$1,018	$ —	$—
U.S. mid cap[b]	173	173	—	—
International[c]	488	488	—	—
Fixed income securities				
U.S. government securities[d]	246	62	184	—
Corporate debt instruments[d]	714	155	559	—
Non-U.S. government securities[d]	461	301	160	—
Other[d]	126	124	2	—
Absolute return funds[e]	155	66	89	—
Other[f]	414	413	1	—
Total	$3,795	$2,800	$995	$—
Total assets measured at NAV	6,044			
Fair value of plan assets	$9,839			

(a) A mix of index funds and actively managed equity accounts that are benchmarked to various large cap indices.

(b) A mix of index funds and actively managed equity accounts that are benchmarked to various mid cap indices.

(c) A mix of index funds and actively managed equity accounts that are benchmarked to various non-U.S. equity indices in both developed and emerging markets.

(d) Securities held by actively managed accounts, index funds and mutual funds.

(e) Primarily funds having global mandates with the flexibility to allocate capital broadly across a wide range of asset classes and strategies, including but not limited to equities, fixed income, commodities, financial futures, currencies and other securities, with objectives to outperform agreed upon benchmarks of specific return and volatility targets.

(f) Investments in cash and cash equivalents.

Equities and registered investment companies having quoted prices are valued at the published market prices. Fixed income securities that are valued using significant other observable inputs are quoted at prices obtained from independent financial service industry-recognized vendors. Investments held in pooled investment funds, common collective trusts or limited partnerships are valued at the net asset value (NAV) practical expedient to estimate fair value. The NAV is provided by the fund administrator and is based on the value of the underlying assets owned by the fund minus its liabilities.

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, balancing higher return, more volatile equity securities and lower return, less volatile fixed income securities. Investment allocations are established for each plan and are generally made across a range of markets, industry sectors, capitalization sizes and in the case of fixed income securities, maturities and credit quality. The 2024 target investment allocation for the AbbVie Pension Plan was 62.5% in equity securities, 22.5% in fixed income securities and 15% in asset allocation strategies and other holdings. There are no known significant concentrations of risk in the plan assets of the AbbVie Pension Plan or of any other plans.

The expected return on plan assets assumption for each plan is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolio. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Expected Benefit Payments

The following table summarizes total benefit payments expected to be paid to plan participants including payments funded from both plan and company assets:

years ending December 31 (in millions)	Defined benefit plans	Other post-employment plans
2025	$ 363	$ 42
2026	383	46
2027	410	49
2028	435	53
2029	464	57
2030 to 2034	3,007	330

Defined Contribution Plan

AbbVie maintains defined contribution savings plans for the benefit of its eligible employees. The expense recognized for these plans was $425 million in 2024, $398 million in 2023 and $474 million in 2022. AbbVie provides certain other post-employment benefits, primarily salary continuation arrangements, to qualifying employees and accrues for the related cost over the service lives of the employees.

Note 13 Equity

Stock-Based Compensation

In May 2021, stockholders of the company approved the AbbVie Amended and Restated 2013 Incentive Stock Program (the Amended Plan), which amends and restates the AbbVie 2013 Incentive Stock Program (2013 ISP). AbbVie grants stock-based awards to eligible employees pursuant to the Amended Plan, which provides for several different forms of benefits, including non-qualified stock options, RSUs and various performance-based awards. Under the Amended Plan, a total of 144 million shares of AbbVie common stock have been reserved for issuance as awards to AbbVie employees.

AbbVie measures compensation expense for stock-based awards based on the grant date fair value of the awards and the estimated number of awards that are expected to vest. Forfeitures are estimated based on historical experience at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates. Compensation cost for stock-based awards is amortized over the service period, which could be shorter than the vesting period if an employee is retirement eligible. Retirement eligible employees generally are those who are age 55 or older and have at least 10 years of service.

Stock-based compensation expense is principally related to awards issued pursuant to the 2013 ISP and the Amended Plan and is summarized as follows:

years ended December 31 (in millions)	2024	2023	2022
Cost of products sold	$ 55	$ 46	$ 38
Research and development	341	278	232
Selling, general and administrative	515	423	401
Pre-tax compensation expense	911	747	671
Tax benefit	159	136	122
After-tax compensation expense	$752	$611	$549

Realized excess tax benefits associated with stock-based compensation totaled $84 million in 2024, $90 million in 2023 and $116 million in 2022.

In addition to stock-based compensation expense included in the table above and in connection with the acquisitions of ImmunoGen and Cerevel Therapeutics, AbbVie incurred cash-settled, post-closing expense for ImmunoGen and Cerevel Therapeutics employee incentive awards, which is summarized in the table below:

year ended December 31 (in millions)	2024
Cost of products sold	$ 36
Research and development	184
Selling, general and administrative	290
Total post-closing cash settled expense	$510

Stock Options

Stock options awarded to employees typically have a contractual term of 10 years and generally vest in one-third increments over a 3-year period. The exercise price is equal to at least 100% of the market value on the date of grant. The fair value is determined using the Black-Scholes model. The weighted-average grant-date fair values of stock options granted were $31.53 in 2024, $29.89 in 2023 and $22.83 in 2022.

The following table summarizes AbbVie stock option activity in 2024:

(options in thousands, aggregate intrinsic value in millions)	Options	Weighted-average exercise price	Weighted-average remaining life (in years)	Aggregate intrinsic value
Outstanding at December 31, 2023	7,481	$102.80	5.0	$390
Granted	648	175.26		
Exercised	(2,420)	89.01		
Lapsed and forfeited	(96)	81.16		
Outstanding at December 31, 2024	5,613	$117.48	5.6	$338
Exercisable at December 31, 2024	4,295	$104.07	4.7	$316

The total intrinsic value of options exercised was $202 million in 2024, $189 million in 2023 and $295 million in 2022. The total fair value of options vested during 2024 was $18 million. As of December 31, 2024, $6 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over approximately the next two years.

RSUs and Performance Shares

RSUs awarded to employees other than senior executives and other key employees generally vest in ratable increments over a three-year period. Recipients of these RSUs are entitled to receive dividend equivalents as dividends are declared and paid during the RSU vesting period.

The majority of the equity awards AbbVie grants to its senior executives and other key employees are performance-based. Equity awards granted to senior executives and other key employees consist of a combination of performance-vested RSUs and performance shares as well as non-qualified stock options described above. The performance-vested RSUs have the potential to vest in one-third increments during a three-year performance period and may be earned based on AbbVie's return on invested capital (ROIC) performance relative to a defined peer group of pharmaceutical, biotech and life science companies. The recipient may receive one share of AbbVie common stock for each vested award. The performance shares have the potential to vest over a three-year performance period and may be earned based on AbbVie's EPS achievement and AbbVie's total stockholder return (TSR) (a market condition) relative to a defined peer group of pharmaceutical, biotech and life sciences companies. Dividend equivalents on performance-vested RSUs and performance shares accrue during the performance period and are payable at vesting only to the extent that shares are earned.

The weighted-average grant-date fair value of RSUs and performance shares generally is determined based on the number of shares/units granted and the quoted price of AbbVie's common stock on the date of grant. The weighted-average grant-date fair values of performance shares with a TSR market condition are determined using the Monte Carlo simulation model.

The following table summarizes AbbVie RSU and performance share activity for 2024:

(share units in thousands)	Share units	Weighted-average grant date fair value
Outstanding at December 31, 2023	10,739	$136.42
Granted	5,558	168.62
Granted in acquisitions	605	168.24
Vested	(6,052)	128.28
Forfeited	(463)	152.79
Outstanding at December 31, 2024	10,387	$159.52

The fair market value of RSUs and performance shares (as applicable) vested was $1.1 billion in 2024, $1.0 billion in 2023 and $1.0 billion in 2022.

In connection with the ImmunoGen and Cerevel Therapeutics acquisitions, AbbVie issued 0.6 million RSUs to holders of ImmunoGen and Cerevel Therapeutics equity awards based on a conversion factor described in each of the transaction agreements. See Note 5 for additional information regarding the ImmunoGen and Cerevel Therapeutics acquisitions.

As of December 31, 2024, $655 million of unrecognized compensation cost related to RSUs and performance shares is expected to be recognized as expense over approximately the next two years.

Cash Dividends

Cash dividends declared per common share totaled $6.29 in 2024, $5.99 in 2023 and $5.71 in 2022. The following table summarizes quarterly cash dividends declared during 2024, 2023 and 2022:

2024			2023			2022		
Date Declared	Payment Date	Dividend Per Share	Date Declared	Payment Date	Dividend Per Share	Date Declared	Payment Date	Dividend Per Share
10/30/24	02/14/25	$1.64	10/26/23	02/15/24	$1.55	10/28/22	02/15/23	$1.48
09/06/24	11/15/24	$1.55	09/08/23	11/15/23	$1.48	09/09/22	11/15/22	$1.41
06/21/24	08/15/24	$1.55	06/22/23	08/15/23	$1.48	06/23/22	08/15/22	$1.41
02/15/24	05/15/24	$1.55	02/16/23	05/15/23	$1.48	02/17/22	05/16/22	$1.41

Stock Repurchase Program

The company's stock repurchase authorization permits purchases of AbbVie shares from time to time in open-market or private transactions at management's discretion. The program has no time limit and can be discontinued at any time. Shares repurchased under this program are recorded at acquisition cost, including related expenses and are available for general corporate purposes.

On February 16, 2023, AbbVie's board of directors authorized a $5.0 billion increase to the existing stock repurchase authorization. AbbVie repurchased 7 million shares for $1.3 billion in 2024, 10 million shares for $1.6 billion in 2023 and 8 million shares for $1.1 billion in 2022. AbbVie's remaining stock repurchase authorization was $3.5 billion as of December 31, 2024.

Accumulated Other Comprehensive Loss

The following table summarizes the changes in each component of accumulated other comprehensive loss, net of tax, for 2024, 2023 and 2022:

(in millions) (brackets denote losses)	Foreign currency translation adjustments	Net investment hedging activities	Pension and post-employment benefits	Cash flow hedging activities	Total
Balance as of December 31, 2021	$ (570)	$ (91)	$(2,546)	$308	$(2,899)
Other comprehensive income (loss) before reclassifications	(943)	629	915	91	692
Net losses (gains) reclassified from accumulated other comprehensive loss	—	(74)	173	(91)	8
Net current-period other comprehensive income (loss)	(943)	555	1,088	—	700
Balance as of December 31, 2022	(1,513)	464	(1,458)	308	(2,199)
Other comprehensive income (loss) before reclassifications	407	(311)	(23)	(10)	63
Net gains reclassified from accumulated other comprehensive loss	—	(88)	(7)	(74)	(169)
Net current-period other comprehensive income (loss)	407	(399)	(30)	(84)	(106)
Balance as of December 31, 2023	(1,106)	65	(1,488)	224	(2,305)
Other comprehensive income (loss) before reclassifications	(1,008)	580	799	155	526
Net losses (gains) reclassified from accumulated other comprehensive loss	—	(96)	25	(75)	(146)
Net current-period other comprehensive income (loss)	(1,008)	484	824	80	380
Balance as of December 31, 2024	$(2,114)	$ 549	$ (664)	$304	$(1,925)

Other comprehensive income (loss) for 2024 included pension and post-employment benefit plan gains of $824 million primarily due to actuarial gains driven by higher discount rates. Other comprehensive income (loss) for 2024 also included foreign currency translation adjustments totaling losses of $1.0 billion principally due to the impact of the weakening of the Euro on the translation of the company's Euro-denominated assets and the offsetting impact of net investment hedging activities totaling gains of $484 million. Other comprehensive income (loss) for 2023 included foreign currency translation adjustments totaling gains of $407 million principally due to the impact of the strengthening of the Euro on the translation of the company's Euro-denominated assets and the offsetting impact of net investment hedging activities totaling losses of $399 million. Other comprehensive income for 2022 included pension and post-employment benefit plan gains of $1.1 billion primarily due to actuarial gains driven by higher discount rates partially offset by losses on plan assets. Other comprehensive income (loss) for 2022 also included foreign currency translation adjustments totaling losses of $943 million principally due to the impact of the weakening of the Euro on the translation of the company's Euro-denominated assets and the offsetting impact of net investment hedging activities totaling gains of $555 million.

The table below presents the impact on AbbVie's consolidated statements of earnings for significant amounts reclassified out of each component of accumulated other comprehensive loss:

years ended December 31 (in millions) (brackets denote gains)	2024	2023	2022
Net investment hedging activities			
Gains on derivative amount excluded from effectiveness testing[a]	$(123)	$(112)	$ (94)
Tax expense	27	24	20
Total reclassifications, net of tax	$ (96)	$ (88)	$ (74)
Pension and post-employment benefits			
Amortization of actuarial losses (gains) and other[b]	$ 33	$ (7)	$221
Tax benefit	(8)	—	(48)
Total reclassifications, net of tax	$ 25	$ (7)	$173
Cash flow hedging activities			
Gains on foreign currency forward exchange contracts[c]	$ (73)	$ (77)	$ (82)
Gains on treasury rate lock agreements[a]	(23)	(24)	(23)
Losses on interest rate swap contracts[a]	—	—	1
Losses on cross-currency swap contracts[d]	—	6	—
Tax expense	21	21	13
Total reclassifications, net of tax	$ (75)	$ (74)	$ (91)

(a) Amounts are included in interest expense, net (see Note 11).

(b) Amounts are included in the computation of net periodic benefit cost (see Note 12).

(c) Amounts are included in cost of products sold (see Note 11).

(d) Amounts are included in net foreign exchange loss (see Note 11).

Other

In addition to common stock, AbbVie's authorized capital includes 200 million shares of preferred stock, par value $0.01. As of December 31, 2024, no shares of preferred stock were issued or outstanding.

Note 14 Income Taxes

Earnings Before Income Tax Expense

years ended December 31 (in millions)	2024	2023	2022
Domestic	$ (7,743)	$(3,475)	$ (4,608)
Foreign	11,459	9,725	18,085
Total earnings before income tax expense	$ 3,716	$ 6,250	$13,477

Income Tax Expense

years ended December 31 (in millions)	2024	2023	2022
Current			
Domestic	$ (331)	$ 3,272	$ 2,647
Foreign	1,210	994	916
Total current taxes	$ 879	$ 4,266	$ 3,563
Deferred			
Domestic	$(1,303)	$(2,324)	$(1,512)
Foreign	(146)	(565)	(419)
Total deferred taxes	$(1,449)	$(2,889)	$(1,931)
Total income tax expense (benefit)	$ (570)	$ 1,377	$ 1,632

Effective Tax Rate Reconciliation

years ended December 31	2024	2023	2022
Statutory tax rate	21.0%	21.0%	21.0%
Effect of foreign operations	7.6	8.0	(4.4)
U.S. tax credits	(5.4)	(3.1)	(2.8)
Stock-based compensation	(1.2)	(1.0)	(0.6)
Non-deductible expenses	1.1	0.7	0.4
Tax law changes and related structuring	(0.3)	(3.8)	(2.4)
Tax audits, settlements and reserves	(51.4)	(1.1)	0.9
Acquisition costs	13.4	0.2	—
All other, net	(0.1)	1.1	—
Effective tax rate	(15.3)%	22.0%	12.1%

The effective income tax rate fluctuates year to year due to the allocation of the company's taxable earnings among jurisdictions, as well as certain discrete factors and events in each year, including changes in tax law and business development activities. The effective income tax rates in 2024, 2023 and 2022 differed from the statutory tax rate principally due to the impact of foreign operations with lower income tax rates in locations outside the United States, the U.S. global minimum tax, changes in fair value of contingent consideration, tax audits and settlements, tax credits and incentives in the United States, Puerto Rico and other foreign tax jurisdictions, and business development activities. The effective income tax rate in 2024 was lower than prior periods due to the resolutions of various tax positions pertaining to multiple prior tax years, including the closing of U.S. IRS examinations covering three tax years, partially offset by increases in unrecognized tax benefits pertaining to prior years. The lower effective income tax rate in 2024 also reflects an increase due to acquisition costs related to certain business development activities and a decrease related to changes in fair value of contingent consideration. The effective income tax rate in 2023 was higher than prior periods due to increased changes in fair value of contingent consideration, intangible asset impairments and the impacts of the transition from the Puerto Rico excise tax to an income tax.

In 2022, Puerto Rico enacted Act 52-2022 (the Puerto Rico Act) allowing for a transition from a Puerto Rico excise tax levied on gross inventory purchases to an income-based tax beginning in 2023. The company completed the transition requirements of the Puerto Rico Act in 2022, resulting in the remeasurement of certain deferred tax assets and liabilities based on income tax rates at which they are expected to reverse in the future. The net tax benefit recognized in 2022 from the remeasurement of deferred taxes related to the Puerto Rico Act was $323 million.

The Tax Cuts and Jobs Act (the Act) was signed into law in December 2017, resulting in significant changes to the U.S. corporate tax system, including a one-time transition tax on a mandatory deemed repatriation of earnings of certain foreign subsidiaries that were previously untaxed. The Act also created a U.S. global minimum tax on certain foreign sourced earnings. The company's accounting policy for the minimum tax on foreign sourced earnings is to report the tax effects on the basis that the minimum tax will be recognized in tax expense in the year it is incurred as a period expense.

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2024	2023
Deferred tax assets		
Compensation and employee benefits	$ 215	$ 519
Accruals and reserves	1,253	1,113
Chargebacks and rebates	1,354	1,431
Advance payments	66	298
Net operating losses and other carryforwards	15,815	14,316
Other	2,156	2,259
Total deferred tax assets	20,859	19,936
Valuation allowances	(14,823)	(13,478)
Total net deferred tax assets	6,036	6,458
Deferred tax liabilities		
Excess of book basis over tax basis of intangible assets	(1,969)	(1,535)
Excess of book basis over tax basis in investments	(302)	(374)
Other	(718)	(746)
Total deferred tax liabilities	(2,989)	(2,655)
Net deferred tax assets	$ 3,047	$ 3,803

The decrease in deferred tax assets is primarily related to a decrease in compensation, employee benefits and advance payments. The increase in deferred tax liabilities is primarily due to the acquisition of Cerevel Therapeutics and ImmunoGen in which the company recorded the excess of book basis over tax basis of intangible assets, offset by amortization and impairment of intangible assets.

The company had valuation allowances of $14.8 billion as of December 31, 2024 and $13.5 billion as of December 31, 2023. These were principally related to foreign and state net operating losses and other credit carryforwards that are not expected to be realized.

The company incurred carryforward deductions in a foreign jurisdiction where realization of the future income tax benefit was, in previous reporting periods, considered so remote that the income tax benefit was not recognized as a deferred tax asset. In 2024, the company concluded that the future income tax benefit of the carryforward balances is no longer remote and therefore, a deferred tax asset was recognized. The company also recognized an offsetting valuation allowance, resulting in no net impact to deferred tax assets as such carryforward balances are not expected to be realized in the foreseeable future.

As of December 31, 2024, the company had U.S. federal, state and foreign credit carryforwards of $669 million as well as U.S. federal, state and foreign net operating loss carryforwards of $38.9 billion, which will expire at various times through 2044. The company also had foreign loss carryforwards of $33.3 billion that have no expiration.

Unremitted foreign earnings subject to the Act's transition tax are not considered indefinitely reinvested. Post-2017 earnings subject to the U.S. minimum tax on foreign sourced earnings or eligible for the 100 percent foreign dividends received deduction are also not considered indefinitely reinvested earnings. However, the company generally considers instances of outside basis differences in foreign subsidiaries that would incur additional U.S. tax upon reversal (e.g., capital gain distributions) to be permanent in duration. The unrecognized tax liability is not practicable to determine.

Unrecognized Tax Benefits

years ended December 31 (in millions)	2024	2023	2022
Beginning balance	$ 5,762	$5,670	$5,489
Increase due to current year tax positions	173	129	88
Increase due to prior year tax positions	454	109	243
Decrease due to prior year tax positions	(1,741)	(21)	(33)
Settlements	(284)	(86)	(7)
Increase due to acquisitions	82	—	—
Lapse of statutes of limitations	(45)	(39)	(110)
Ending balance	$ 4,401	$5,762	$5,670

If recognized, the net amount of potential tax benefits that would impact the company's effective tax rate is $4.3 billion in 2024 and $5.6 billion in 2023. The "Increase due to current year tax positions" and "Increase due to prior year tax positions" in the table above include amounts related to federal, state and international tax items.

AbbVie recognizes interest and penalties related to income tax matters in income tax expense in the consolidated statements of earnings. AbbVie recognized a gross income tax benefit of $179 million in 2024 and gross income tax expense of $430 million in 2023 and $339 million in 2022 for interest and penalties related to income tax matters. AbbVie had an accrual for the payment of gross interest and penalties of $1.4 billion at December 31, 2024, $1.6 billion at December 31, 2023 and $1.1 billion at December 31, 2022.

The company is routinely audited by the tax authorities in significant jurisdictions and a number of audits are currently underway. It is reasonably possible that the company's gross unrecognized tax benefits balance may change within the next 12 months by up to $40 million in connection with statute of limitation expirations. The company has various federal, state and foreign examinations ongoing. Finalizing examinations with the relevant taxing authorities can include formal administrative and legal proceedings, and as a result, we cannot reasonably estimate the timing of resolution for certain unrecognized tax benefits. All significant federal, state and international tax matters have been concluded for years before 2009. The company believes adequate provision has been made for all income tax uncertainties.

Note 15 Legal Proceedings and Contingencies

AbbVie is subject to contingencies, such as various claims, legal proceedings and investigations regarding product liability, intellectual property, commercial, securities and other matters that arise in the normal course of business. Loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount within a probable range is recorded. The recorded accrual balance for litigation was approximately $2.5 billion as of December 31, 2024 and $2.0 billion as of December 31, 2023. For litigation matters discussed below for which a loss is probable or reasonably possible, the company is unable to estimate the possible loss or range of loss, if any, beyond the amounts accrued. Initiation of new legal proceedings or a change in the status of existing proceedings may result in a change in the estimated loss accrued by AbbVie. While it is not feasible to predict the outcome of all proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on AbbVie's consolidated financial position, results of operations or cash flows.

Subject to certain exceptions specified in the separation agreement by and between Abbott Laboratories (Abbott) and AbbVie, AbbVie assumed the liability for, and control of, all pending and threatened legal matters related to its business, including liabilities for any claims or legal proceedings related to products that had been part of its business, but were discontinued prior to the distribution, as well as assumed or retained liabilities, and will indemnify Abbott for any liability arising out of or resulting from such assumed legal matters.

Antitrust Litigation

Lawsuits are pending against AbbVie and others generally alleging that the 2005 patent litigation settlement involving Niaspan entered into between Kos Pharmaceuticals, Inc. (a company acquired by Abbott in 2006 and presently a subsidiary of AbbVie) and a generic company violated federal and state antitrust laws and state unfair and deceptive trade practices and unjust enrichment laws. Plaintiffs generally seek monetary damages and/or injunctive relief and attorneys' fees. The lawsuits pending in federal court consist of six individual plaintiff lawsuits and a certified class action by Niaspan direct purchasers. The cases are pending in the United States District Court for the Eastern District of Pennsylvania for coordinated or consolidated pre-trial proceedings under the federal multi-district litigation (MDL) Rules as In re: Niaspan Antitrust Litigation, MDL No. 2460. In October 2016, the Orange County, California District Attorney's Office filed a lawsuit on behalf of the State of California regarding the Niaspan patent litigation settlement in Orange County Superior Court, asserting a claim under the unfair competition provision of the California Business and Professions Code seeking injunctive relief, restitution, civil penalties and attorneys' fees.

In November 2022, the State of Oregon filed a lawsuit in the Multnomah County, Oregon Circuit Court, alleging that 2011 patent litigation by Abbott with a generic company regarding AndroGel was sham litigation and the settlement of that litigation violated state antitrust law. Oregon also brought a claim under the Oregon False Claims Act, which the court dismissed on October 31, 2024. In November 2024, the parties reached an agreement in principle to resolve this lawsuit.

Government Proceedings

Lawsuits are pending against Allergan and several other manufacturers generally alleging that they improperly promoted and sold prescription opioid products. Approximately 435 lawsuits are pending against Allergan in federal and state courts. Most of the federal court lawsuits are consolidated for pre-trial purposes in the United States District Court for the Northern District of Ohio under the MDL rules as In re: National Prescription Opiate Litigation, MDL No. 2804. Approximately 35 of the lawsuits are pending in various state courts. The plaintiffs in these lawsuits, which include states, counties, cities, other municipal entities, Native American tribes, union trust funds and other third-party payors, private hospitals and personal injury claimants, generally seek compensatory and punitive damages. Of these approximately 435 lawsuits, approximately 25 of them are brought by states, counties, cities, and other municipal entities, approximately 5 of which are in the process of being dismissed pursuant to the previously announced settlement. Another approximately 45 of the approximately 435 lawsuits are covered by a proposed class settlement between Allergan and a class of acute care hospitals, which is subject to court approval and other contingencies.

In March 2023, AbbVie Inc. filed a petition in the United States Tax Court, AbbVie Inc. and Subsidiaries v. Commissioner of Internal Revenue. The petition disputes the Internal Revenue Service determination concerning a $572 million income tax benefit recorded in 2014 related to a payment made to a third party for the termination of a proposed business combination.

Shareholder and Securities Litigation

In October 2018, a federal securities lawsuit, Holwill v. AbbVie Inc., et al., was filed in the United States District Court for the Northern District of Illinois against AbbVie, its chief executive officer and former chief financial officer, alleging that reasons stated for Humira sales growth in financial filings between 2013 and 2018 were misleading because they omitted alleged misconduct in connection with Humira patient and reimbursement support services and other services and items of value that allegedly induced Humira prescriptions. In September 2021, the court granted plaintiffs' motion to certify a class.

In May and July 2022, two shareholder derivative lawsuits, Treppel Family Trust v. Gonzalez et al., and Katcher v. Gonzalez, et al., were filed in the United States District Court for the Northern District of Illinois, alleging that certain AbbVie directors and officers breached fiduciary and other legal duties in making or allowing alleged misstatements regarding the potential effect that safety information about another company's product would have on the Food and Drug Administration's approval and labeling for

AbbVie's Rinvoq. In October 2024, the court granted defendants' motion to dismiss without prejudice. In November 2024, the dismissal was converted to one with prejudice.

Product Liability and General Litigation

In April 2023, a putative class action lawsuit, Camargo v. AbbVie Inc., was filed in the United States District Court for the Northern District of Illinois on behalf of Humira patients who paid for Humira based on its list price or who, after losing insurance coverage, discontinued Humira because they could not pay based on its list price, alleging that Humira's list price is excessive in violation of multiple states' unfair and deceptive trade practices statutes. The plaintiff generally seeks monetary damages, injunctive relief, and attorneys' fees.

In 2018, a qui tam lawsuit, U.S. ex rel. Silbersher v. Allergan Inc., et al., was filed in the United States District Court for the Northern District of California against several Allergan entities and others, alleging that their conduct before the U.S. Patent Office resulted in false claims for payment being made to federal and state healthcare payors for Namenda XR and Namzaric. The plaintiff-relator sought damages and attorneys' fees under the federal False Claims Act and state law analogues. The federal government and state governments declined to intervene in the lawsuit. In March 2023, the court granted Allergan's motion to dismiss, dismissing plaintiff-relator's federal law claims with prejudice and state law claims without prejudice. The plaintiff-relator is appealing the court's motion to dismiss ruling.

Lawsuits are pending against various Allergan entities in the United States and other countries including Brazil, Canada, South Korea, and the Netherlands, in which plaintiffs generally allege that they developed, or may develop, breast implant-associated anaplastic large cell lymphoma (ALCL) or other injuries from Allergan's Biocell® textured breast implants, which were voluntarily withdrawn from worldwide markets in 2019. Approximately 135 ALCL lawsuits and 1,100 other lawsuits are coordinated for pre-trial purposes in the United States District Court for the District of New Jersey under the MDL rules as In re: Allergan Biocell Textured Breast Implant Product Liability Litigation, MDL No. 2921. Approximately 75 ALCL lawsuits and 460 other lawsuits are pending in various state courts. Approximately 60 ALCL and 1,000 other lawsuits are pending in other countries. Plaintiffs generally seek monetary damages, medical monitoring, and attorneys' fees.

In January 2025, a putative class action lawsuit, Sheet Metal Workers' Health Plan of Southern California, Arizona, and Nevada v. AbbVie Inc., was filed in the United States District Court for the Northern District of Illinois on behalf of third-party payors of Humira, alleging that AbbVie's rebating practices are impairing biosimilar competition with Humira in violation of federal and state antitrust laws. The plaintiff generally seeks monetary damages, injunctive relief and attorneys' fees.

Intellectual Property Litigation

AbbVie Inc. is seeking to enforce patent rights relating to upadacitinib (a drug sold under the trademark Rinvoq). Litigation was filed in the United States District Court for the District of Delaware in November 2023 against Hetero USA, Inc., Hetero Labs Limited, Hetero Labs Limited Unit-V, Aurobindo Pharma USA, Inc., Aurobindo Pharma Ltd., Sandoz, Inc., Sandoz Private Limited, Sandoz GMBH, and Sun Pharmaceutical Industries, Ltd. AbbVie alleges defendants' proposed generic upadacitinib products infringe certain patents and seeks declaratory and injunctive relief.

AbbVie Inc. is seeking to enforce patent rights related to ubrogepant (a drug sold under the trademark Ubrelvy). Litigation was filed in the United States District Court for the District of New Jersey in March 2024 against Aurobindo Pharma U.S.A., Inc., Aurobindo Pharma Limited, and Apitoria Pharma Private Limited; Zydus Pharmaceuticals (USA) Inc. and Zydus Lifesciences Limited; MSN Pharmaceuticals Inc., MSN Laboratories Private Limited, and MSN Life Sciences Private Limited; and Hetero USA Inc., Hetero Labs Limited Unit-III, and Hetero Labs Limited. AbbVie alleges defendants' proposed generic ubrogepant products infringe certain patents and seeks declaratory and injunctive relief. Merck Sharp & Dohme LLC, which exclusively licenses certain patents to AbbVie, is a co-plaintiff in the litigation.

Note 16 Segment and Geographic Area Information

AbbVie operates as a single global business segment dedicated to the research and development, manufacturing, commercialization and sale of innovative medicines and therapies. This operating structure enables the Chief Executive Officer, as Chief Operating Decision Maker (CODM), to allocate resources and assess business performance on a global basis in order to achieve established long-term strategic goals. Consistent with this structure, a global research and development and supply chain organization is responsible for the discovery, manufacturing and supply of products. Commercial efforts that coordinate the marketing, sales and distribution of these products are organized by geographic region or therapeutic area. All of these activities are supported by a global corporate administrative staff. The determination of a single business segment is consistent with the consolidated financial information regularly reviewed by the CODM for purposes of assessing performance, allocating resources and planning and forecasting future periods.

The CODM regularly reviews net revenues, net earnings and significant segment expenses and uses net earnings as its principal measure of segment profit or loss. Net earnings and significant segment expenses reviewed by CODM are reported on the Consolidated Statement of Earnings for the years ended December 31, 2024, 2023 and 2022. The CODM uses net earnings as its principal measure of segment profit or loss to compare past financial performance with current performance and analyze underlying business performance and trends. The CODM does not use segment assets to make decisions regarding resources; therefore, the total asset disclosure has not been included.

Substantially all of AbbVie's pharmaceutical product net revenues in the United States are to three wholesalers. Outside the United States, products are sold primarily to health care providers or through distributors, depending on the market served. The following tables detail AbbVie's worldwide net revenues:

years ended December 31 (in millions)		2024	2023	2022
Immunology				
Humira	United States	$ 7,142	$12,160	$18,619
	International	1,851	2,244	2,618
	Total	$ 8,993	$14,404	$21,237
Skyrizi	United States	$10,086	$ 6,753	$ 4,484
	International	1,632	1,010	681
	Total	$11,718	$ 7,763	$ 5,165
Rinvoq	United States	$ 4,259	$ 2,824	$ 1,794
	International	1,712	1,145	728
	Total	$ 5,971	$ 3,969	$ 2,522
Oncology				
Imbruvica	United States	$ 2,448	$ 2,665	$ 3,426
	Collaboration revenues	899	931	1,142
	Total	$ 3,347	$ 3,596	$ 4,568
Venclexta	United States	$ 1,234	$ 1,087	$ 1,009
	International	1,349	1,201	1,000
	Total	$ 2,583	$ 2,288	$ 2,009
Elahere[a]	United States	$ 477	$ —	$ —
	International	2	—	—
	Total	$ 479	$ —	$ —
Epkinly	Collaboration revenues	$ 118	$ 28	$ —
	International	28	3	—
	Total	$ 146	$ 31	$ —

years ended December 31 (in millions)		2024	2023	2022
Aesthetics				
Botox Cosmetic	United States	$1,682	$1,670	$1,654
	International	1,038	1,012	961
	Total	$2,720	$2,682	$2,615
Juvederm Collection	United States	$ 469	$ 519	$ 548
	International	708	859	880
	Total	$1,177	$1,378	$1,428
Other Aesthetics	United States	$1,118	$1,060	$1,122
	International	161	174	168
	Total	$1,279	$1,234	$1,290
Neuroscience				
Botox Therapeutic	United States	$2,718	$2,476	$2,255
	International	565	515	464
	Total	$3,283	$2,991	$2,719
Vraylar	United States	$3,260	$2,755	$2,037
	International	7	4	1
	Total	$3,267	$2,759	$2,038
Duodopa	United States	$ 96	$ 97	$ 95
	International	351	371	363
	Total	$ 447	$ 468	$ 458
Ubrelvy	United States	$ 981	$ 803	$ 680
	International	25	12	—
	Total	$1,006	$ 815	$ 680
Qulipta	United States	$ 628	$ 405	$ 158
	International	30	3	—
	Total	$ 658	$ 408	$ 158
Other Neuroscience	United States	$ 224	$ 254	$ 456
	International	114	22	19
	Total	$ 338	$ 276	$ 475
Eye Care				
Ozurdex	United States	$ 138	$ 143	$ 139
	International	356	329	289
	Total	$ 494	$ 472	$ 428
Lumigan/Ganfort	United States	$ 187	$ 173	$ 242
	International	242	259	272
	Total	$ 429	$ 432	$ 514
Alphagan/Combigan	United States	$ 95	$ 121	$ 202
	International	153	151	144
	Total	$ 248	$ 272	$ 346
Restasis	United States	$ 172	$ 382	$ 621
	International	52	54	45
	Total	$ 224	$ 436	$ 666
Other Eye Care	United States	$ 472	$ 433	$ 399
	International	375	370	348
	Total	$ 847	$ 803	$ 747
Other Key Products				
Mavyret	United States	$ 595	$ 659	$ 755
	International	716	771	786
	Total	$1,311	$1,430	$1,541

years ended December 31 (in millions)		2024	2023	2022
Creon	United States	$ 1,383	$ 1,268	$ 1,278
Linzess/Constella	United States	$ 916	$ 1,073	$ 1,003
	International	38	35	32
	Total	$ 954	$ 1,108	$ 1,035
All other		$ 3,032	$ 3,035	$ 4,137
Total net revenues		$56,334	$54,318	$58,054

(a) Net revenues include ImmunoGen product revenues after the acquisition closing date of February 12, 2024.

Net revenues to external customers by geographic area, based on product shipment destination, were as follows:

years ended December 31 (in millions)	2024	2023	2022
United States	$43,029	$41,883	$45,713
Germany	1,465	1,266	1,340
Japan	1,122	1,008	956
Canada	1,088	1,076	1,159
China	917	950	912
France	776	780	787
Spain	528	501	506
United Kingdom	522	417	462
Italy	511	484	444
Brazil	464	439	430
Australia	463	472	508
All other countries	5,449	5,042	4,837
Total net revenues	$56,334	$54,318	$58,054

See the following for additional information about certain income and expenses included in net earnings: intangible assets amortization expense (Note 7), intangible assets impairment expense (Note 7), change in fair value of contingent consideration (Note 11), interest income and expense (Note 3), depreciation expense (Note 2), litigation matters (Note 15), income tax expense (Note 14) and restructuring expense (Note 8).

Long-lived assets, primarily net property and equipment, by geographic area were as follows:

as of December 31 (in millions)	2024	2023
United States	$3,331	$3,139
Europe	1,485	1,433
All other	318	417
Total long-lived assets	$5,134	$4,989

Note 17 Fourth Quarter Financial Results (unaudited)

quarter ended December 31 (in millions except per share data)	2024
Net revenues	$15,102
Gross margin	10,706
Net loss attributable to AbbVie Inc.	(22)
Basic loss per share attributable to AbbVie Inc.	$ (0.02)
Diluted loss per share attributable to AbbVie Inc.	$ (0.02)
Cash dividends declared per common share	$ 1.64

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AbbVie Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AbbVie Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sales rebate accruals for Medicaid, Medicare and managed care programs

Description of the Matter	As discussed in Note 2 to the consolidated financial statements under the caption "Revenue Recognition," the Company established provisions for sales rebates in the same period the related product is sold. At December 31, 2024, the Company had $14,304 million in sales rebate accruals, a large portion of which were for rebates accrued for pharmacy benefit managers, state government Medicaid programs, insurance companies that administer Medicare drug plans and private entities for Medicaid, Medicare and managed care programs. In order to establish the rebate accruals, the Company estimated its rebates based on estimates and assumptions, including the determination of the related payer of the rebate based on sales trends, changes in rebate contracts which impacts the applicable price and rebate terms, and the corresponding lag in payment timing.
	Auditing the Medicaid, Medicare and managed care sales rebate accruals was complex and required significant auditor judgment because the accruals consider multiple subjective and complex estimates and assumptions. In deriving these estimates and assumptions, the Company used both internal and external sources of information. Management supplemented its historical data analysis with qualitative adjustments based upon changes in rebate trends, rebate programs, contract terms, legislative changes, or other significant events which indicate a change in the reserve is appropriate.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's sales rebate accruals for Medicaid, Medicare and managed care programs. This included testing controls over management's review of the significant assumptions and other inputs used in the estimation of Medicaid, Medicare and managed care rebates, among others, including the significant assumptions discussed above. Specifically, we tested management's controls to evaluate the sufficiency of its reserve estimates by comparing to actual rebates paid, controls over rebate validation and processing, and controls to ensure that the data used to evaluate and support the significant assumptions was complete and accurate.
	To test the sales rebate accruals and assess the historical accuracy of management's estimate for Medicaid, Medicare and managed care programs, our audit procedures included independently calculating the sales rebate accruals based on historical payments and performing a hindsight analysis on the reserves recorded. Our testing of significant assumptions included corroborating management's estimate of the rebate claims processing lag time for each type of rebate. We evaluated the reasonableness of assumptions considering industry and economic trends, product profiles, and other regulatory factors. For Medicaid, we involved a specialist with an understanding of statutory reimbursement requirements to assess the consistency of the Company's calculation methodologies with applicable government regulations and policy.

Valuation of contingent consideration

Description of the Matter	As discussed in Note 2 to the consolidated financial statements under the caption "Business Combinations" and in Note 11 under the caption "Fair Value Measures," the Company recognized contingent consideration liabilities at the estimated fair value on the acquisition date in connection with applying the acquisition method of accounting for business combinations. Subsequent changes to the fair value of the contingent consideration liabilities were recorded within the consolidated statement of earnings in the period of change. At December 31, 2024, the Company had $21,666 million in contingent consideration liabilities, which represented a 'Level 3' fair value measurement in the fair value hierarchy due to the significant unobservable inputs used in determining the fair value and the use of management judgment about the assumptions market participants would use in pricing the liabilities.
	Auditing the valuation of contingent consideration liabilities was complex and required significant auditor judgment due to the use of a Monte Carlo simulation model and the high degree of subjectivity in evaluating certain assumptions required to estimate the fair value of contingent royalty payments. In particular, the fair value measurement was sensitive to the significant assumptions underlying the estimated amount of future sales of the acquired products. Management utilized its expertise within the industry, including commercial dynamics, trends and utilization, to determine certain of these assumptions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's contingent consideration liabilities process including, among others, management's process to establish the significant assumptions and measure the liability. This included testing controls over management's review of the significant assumptions and other inputs used in the determination of fair value. The testing was inclusive of key management review controls to monitor estimated future sales, and to ensure that the data used to evaluate and support the significant assumptions was complete, accurate and, where applicable, verified to external data sources.
	To test the estimated fair value of contingent consideration liabilities, our audit procedures included, among others, inspecting the terms of the executed agreement, assessing the Monte Carlo simulation model used and testing the key contractual inputs and significant assumptions discussed above. We evaluated the assumptions and judgments considering observable industry and economic trends, and external data sources. Estimated amounts of future sales were also evaluated for reasonableness. Our procedures included evaluating the data sources used by management in determining its assumptions and, where necessary, included an evaluation of available information that either corroborated or contradicted management's conclusions. We involved a valuation specialist to assess the Company's Monte Carlo simulation model and to perform corroborative fair value calculations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois

February 14, 2025

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures; Internal Control Over Financial Reporting

Evaluation of disclosure controls and procedures. The Chief Executive Officer, Robert A. Michael, and the Chief Financial Officer, Scott T. Reents, evaluated the effectiveness of AbbVie's disclosure controls and procedures as of the end of the period covered by this report, and concluded that AbbVie's disclosure controls and procedures were effective to ensure that information AbbVie is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by AbbVie in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to AbbVie's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. There were no changes in AbbVie's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, AbbVie's internal control over financial reporting during the quarter ended December 31, 2024.

Inherent limitations on effectiveness of controls. AbbVie's management, including its Chief Executive Officer and its Chief Financial Officer, do not expect that AbbVie's disclosure controls or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.

The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Management's annual report on internal control over financial reporting. Management of AbbVie is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. AbbVie's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. However, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting.

Management assessed the effectiveness of AbbVie's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013 framework). Based on that assessment, management concluded that AbbVie maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

The effectiveness of AbbVie's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report below, which expresses an unqualified opinion on the effectiveness of AbbVie's internal control over financial reporting as of December 31, 2024.

Report of independent registered public accounting firm. The report of AbbVie's independent registered public accounting firm related to its assessment of the effectiveness of internal control over financial reporting is included below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AbbVie Inc.

Opinion on Internal Control Over Financial Reporting

We have audited AbbVie Inc. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AbbVie Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chicago, Illinois
February 14, 2025

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, no director or officer of the company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K, except as provided below.

Name & Title	Action Taken	Date Adopted	Type of Trading Arrangement[1]	Aggregate Number of Shares to be Sold Pursuant to Trading Arrangement[2]	Duration of Trading Arrangement[3]
Perry C. Siatis Executive Vice President, General Counsel and Secretary	Adoption	11/19/2024	Rule 10b5-1 Trading Arrangement	Up to 48,568 Shares to be Sold	11/19/2025
Timothy J. Richmond Executive Vice President, Chief Human Resources Officer	Adoption	11/27/2024	Rule 10b5-1 Trading Arrangement	Up to 83,887 Shares to be Sold	07/01/2025

(1) Except as indicated by footnote, each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" is intended to satisfy the affirmative defense of Rule 10b5-1(c), as amended.

(2) The number of shares to be sold under each trading arrangement represents the maximum actual number of shares issuable under the applicable performance stock awards. The actual number of shares to be sold under each trading arrangement will depend on the achievement of applicable performance conditions under the performance stock awards and the number of shares withheld to satisfy tax obligations upon the vesting of the awards.

(3) Except as indicated by footnote, each trading arrangement permitted or permits transactions through and including the earlier to occur of (a) the completion of all sales or (b) the date listed in the table. Each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" only permitted or only permits transactions upon expiration of the applicable mandatory cooling-off period under the Rule.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference are "Information Concerning Director Nominees," "The Board of Directors and its Committees—Committees of the Board of Directors," "Communicating with the Board of Directors," "Deadlines for Notice of Stockholder Actions to be Considered at the 2025 Annual Meeting of Stockholders" and "Insider Trading Policy" to be included in the 2025 AbbVie Inc. Proxy Statement. The 2025 Definitive Proxy Statement will be filed on or about March 24, 2025. Also incorporated herein by reference is the text found in this Form 10-K under the caption, "Information about Our Executive Officers."

AbbVie's code of business conduct requires all its business activities to be conducted in compliance with all applicable laws, regulations and ethical principles and values. All directors, officers and employees of AbbVie are expected to understand and abide by the requirements of the code of business conduct applicable to them. AbbVie's code of business conduct is available in the corporate governance section of AbbVie's investor relations website at investors.abbvie.com.

Any waiver of the code of business conduct for directors or executive officers may be made only by AbbVie's audit committee. AbbVie will disclose any amendment to, or waiver from, a provision of the code of conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on its website within four business days following the date of the amendment or waiver. In addition, AbbVie will disclose any waiver from the code of business conduct for the other executive officers and for directors on the website.

AbbVie has a chief ethics and compliance officer who reports to the Executive Vice President, General Counsel and Secretary, to the public policy and sustainability committee, and to the full board of directors. The chief ethics and compliance officer is responsible for overseeing, administering and monitoring AbbVie's compliance program.

ITEM 11. EXECUTIVE COMPENSATION

The material to be included in the 2025 AbbVie Inc. Proxy Statement under the headings "Director Compensation," "Executive Compensation," and "Compensation Committee Report" is incorporated herein by reference. The 2025 Definitive Proxy Statement will be filed on or about March 24, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) *Equity Compensation Plan Information.*

The following table presents information as of December 31, 2024 about AbbVie's equity compensation plans under which AbbVie common stock has been authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[3]
Equity compensation plans approved by security holders	16,000,443	$117.48	55,106,928
Equity compensation plans not approved by security holders	—	—	—
Total	16,000,443	$117.48	55,106,928

(1) Includes 12,197 shares issuable under AbbVie's Incentive Stock Program pursuant to awards granted by Abbott and adjusted into AbbVie awards in connection with AbbVie's separation from Abbott.

(2) The weighted-average exercise price does not include outstanding restricted stock units, restricted stock awards and performance shares that have no exercise price.

(3) Excludes shares issuable upon the exercise of stock options and pursuant to other rights granted under the Stemcentrx 2011 Equity Incentive Plan, the ImmunoGen 2018 Equity Incentive Plan and the Cerevel Therapeutics 2020 Equity Incentive Plan. AbbVie assumed these incentive plans upon the consummation of acquisition of Stemcentrx, Inc., ImmunoGen Inc. and Cerevel Therapeutics Holdings, Inc. As of December 31, 2024, 33,494 options with a weighted-average exercise price of $18.89 remained outstanding under the Stemcentrx plan, and 120,401 and 174,123 unvested restricted stock units remained outstanding under the ImmunoGen and Cerevel Therapeutics plans, respectively. No further awards will be granted under these plans.

(b) *Information Concerning Security Ownership.* Incorporated herein by reference is the material under the heading "Securities Ownership—Securities Ownership of Executive Officers and Directors" in the 2025 AbbVie Inc. Proxy Statement. The 2025 Definitive Proxy Statement will be filed on or about March 24, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The material to be included in the 2025 AbbVie Inc. Proxy Statement under the headings "The Board of Directors and its Committees," "Corporate Governance Materials," and "Procedures for Approval of Related Person Transactions" is incorporated herein by reference. The 2025 Definitive Proxy Statement will be filed on or about March 24, 2025.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The material to be included in the 2025 AbbVie Inc. Proxy Statement under the headings "Audit Fees and Non-Audit Fees" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm" is incorporated herein by reference. The 2025 Definitive Proxy Statement will be filed on or about March 24, 2025.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this Form 10-K.*

(1) *Financial Statements:* See Item 8, "Financial Statements and Supplementary Data" for a list of financial statements.

(2) *Financial Statement Schedules:* All schedules omitted are inapplicable or the information required is shown in the consolidated financial statements or notes thereto.

(3) *Exhibits Required by Item 601 of Regulation S-K:* The information called for by this paragraph is set forth in Item 15(b) below.

(b) *Exhibits:*

Exhibit Number	Exhibit Description
2.1	*Transaction Agreement, dated as of June 25, 2019, between AbbVie Inc., Allergan plc and Venice Subsidiary, LLC (incorporated by reference to Exhibit 2.1 of the company's Current Report on Form 8-K filed on June 25, 2019).
2.2	*Appendix III to the Rule 2.5 Announcement, dated as of June 25, 2019 (Conditions Appendix) (incorporated by reference to Exhibit 2.2 of the company's Current Report on Form 8-K filed on June 25, 2019).
2.3	*Expenses Reimbursement Agreement, dated as of June 25, 2019, between AbbVie Inc. and Allergan plc (incorporated by reference to Exhibit 2.3 of the company's Current Report on Form 8-K filed on June 25, 2019).
2.4	*Amendment to the Transaction Agreement, dated as of May 5, 2020, between AbbVie Inc., Allergan plc and Venice Subsidiary, LLC (incorporated by reference to Exhibit 2.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020).
3.1	*Amended and Restated Certificate of Incorporation of AbbVie Inc. (incorporated by reference to Exhibit 3.1 of the company's Current Report on Form 8-K filed on January 2, 2013).
3.2	*Second Amended and Restated By-Laws of AbbVie Inc. (incorporated by reference to Exhibit 3.1 of the company's Current Report on Form 8-K filed on October 14, 2022).
4.1	Description of the company's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.
4.2	*Indenture dated as of November 8, 2012 between AbbVie Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of Amendment No. 5 to the company's Registration Statement on Form 10 filed on November 16, 2012).
4.3	*Supplemental Indenture No. 1 dated as of November 8, 2012 among AbbVie Inc. and U.S. Bank National Association, including forms of notes (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to the company's Registration Statement on Form 10 filed on November 16, 2012).
4.4	*Supplemental Indenture No. 2 dated May 14, 2015, between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.1 of the company's Current Report on Form 8-K filed on May 14, 2015).
4.5	*Supplemental Indenture No. 3 dated May 12, 2016, between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.1 of the company's Current Report on Form 8-K filed on May 12, 2016).

Exhibit Number	Exhibit Description
4.6	*Supplemental Indenture No. 4, dated as of November 17, 2016, among AbbVie Inc., U.S. Bank National Association, as trustee, Elavon Financial Services DAC, U.K. Branch, as paying agent and Elavon Financial Services DAC, as transfer agent and registrar, including forms of notes (incorporated by reference to Exhibit 4.1 of the company's Current Report on Form 8-K filed on November 17, 2016).
4.7	*Supplemental Indenture No. 5, dated September 18, 2018, between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on September 18, 2018).
4.8	*Supplemental Indenture No. 6, dated September 26, 2019, among AbbVie Inc., U.S. Bank National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, UK Branch, as paying agent, including forms of notes (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on September 26, 2019).
4.9	*Supplemental Indenture No. 7, dated November 21, 2019, by and between AbbVie Inc. and U.S. Bank National Association, as trustee, including forms of notes (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on November 26, 2019).
4.10	*Supplemental Indenture No. 8, dated May 14, 2020, by and between AbbVie Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on May 14, 2020).
4.11	*Supplemental Indenture No. 9, dated May 14, 2020, among AbbVie Inc., U.S. Bank and National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, U.K. Branch, as paying agent (incorporated by reference to Exhibit 4.15 of the company's Current Report on Form 8-K filed on May 14, 2020).
4.12	*Supplemental Indenture No. 10, dated February 26, 2024, by and between AbbVie Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on February 26, 2024).
4.13	*Agency Agreement, dated as of November 17, 2016, among AbbVie Inc., U.S. Bank National Association, as trustee, Elavon Financial Services DAC, U.K. Branch, as paying agent and Elavon Financial Services DAC, as transfer agent and registrar (incorporated by reference to Exhibit 4.2 of the company's Current Report on Form 8-K filed on November 17, 2016).
4.14	*Agency Agreement, dated September 26, 2019, among AbbVie Inc., U.S. Bank National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, U.K. Branch, as paying agent (incorporated by reference to Exhibit 4.3 of the company's Current Report on Form 8-K filed on September 26, 2019).
4.15	*Registration Rights Agreement, dated November 21, 2019, among AbbVie Inc. and Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. (acting for themselves and as representatives of the several initial purchasers) (incorporated by reference to Exhibit 4.13 of the company's Current Report on Form 8-K filed on November 26, 2019).
4.16	*Agency Agreement, dated May 14, 2020, among AbbVie Inc., U.S. Bank National Association, as trustee, transfer agent and registrar, and Elavon Financial Services DAC, U.K. Branch, as paying agent and calculation agent (incorporated by reference to Exhibit 4.16 of the company's Current Report on Form 8-K filed on May 14, 2020).
4.17	*Registration Rights Agreement, dated May 14, 2020, among AbbVie Inc. and Morgan Stanley & Co. LLC, BofA Securities, Inc., Citigroup Global Markets Inc., BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Mizuho Securities USA LLC and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.23 of the company's Current Report on Form 8-K filed on May 14, 2020).

Exhibit Number	Exhibit Description
10.1	*AbbVie 2013 Amended and Restated Incentive Stock Program (incorporated by reference to Appendix C to the AbbVie Inc. Definitive Proxy Statement on Schedule 14A dated March 22, 2021).**
10.2	*AbbVie Deferred Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.5 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).**
10.3	*AbbVie Deferred Compensation Plan Plus (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022).**
10.4	*Form of AbbVie Inc. Non-Employee Director Restricted Stock Unit ("RSU") Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).**
10.5	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016).**
10.6	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).**
10.7	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017).**
10.8	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018).**
10.9	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018).**
10.10	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).**
10.11	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).**
10.12	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020).**
10.13	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020).**
10.14	*Amended and Restated Revolving Credit Agreement, dated as of August 27, 2019, among AbbVie Inc., the lenders and other parties party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the company's Current Report on Form 8-K filed on August 30, 2019).
10.15	*364-Day Bridge Credit Agreement, dated as of June 25, 2019, among AbbVie Inc., Morgan Stanley Senior Funding, Inc. and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the company's Current Report on Form 8-K filed on June 25, 2019).

Exhibit Number	Exhibit Description
10.16	*Underwriting Agreement, dated September 17, 2019, among AbbVie Inc. and Morgan Stanley & Co. International plc, HSBC Bank plc and Merrill Lynch International (acting for themselves and as representatives of the several underwriters named therein) (incorporated by reference to Exhibit 1.1 of the company's Current Report on Form 8-K filed on September 23, 2019).
10.17	*Purchase Agreement, dated November 12, 2019, among AbbVie Inc. and Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. (acting for themselves and as representatives of the several initial purchasers named therein) (incorporated by reference to Exhibit 1.1 of the company's Current Report on Form 8-K filed on November 13, 2019).
10.18	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).**
10.19	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).**
10.20	*AbbVie Performance Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.3 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).**
10.21	*Amendment to the AbbVie Performance Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023).**
10.22	*AbbVie Supplemental Pension Plan, as amended and restated (incorporated by reference to Exhibit 10.5 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).**
10.23	*AbbVie Supplemental Savings Plan, as amended and restated (incorporated by reference to Exhibit 10.6 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).**
10.24	*Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.25	*Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.26	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.27	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.28	*Form of AbbVie Inc. Retention RSU Agreement—Ratable Vesting (incorporated by reference to Exhibit 10.5 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.29	*Form of AbbVie Inc. Retention RSU Agreement—Cliff Vesting with Dividend Equivalent Accrual (incorporated by reference to Exhibit 10.6 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).**
10.30	*Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**

Exhibit Number	Exhibit Description
10.31	*Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.32	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.33	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.34	*Form of AbbVie Inc. Retention RSU Agreement—Ratable Vesting (incorporated by reference to Exhibit 10.5 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.35	*Form of AbbVie Non-Employee Directors' Fee Plan, as amended and restated (incorporated by reference to Exhibit 10.6 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).**
10.36	*Form of AbbVie Inc. Performance-Vested Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024).**
10.37	*Form of AbbVie Inc. Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024).**
10.38	*Form of AbbVie Inc. Non-Employee Director RSU Agreement (US) (incorporated by reference to Exhibit 10.3 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024).**
10.39	*Form of AbbVie Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024).**
10.40	*Form of AbbVie Inc. Retention RSU Agreement—Ratable Vesting (incorporated by reference to Exhibit 10.5 of the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024).**
10.41	*Form of Agreement Regarding Change in Control by and between AbbVie Inc. and its officers (incorporated by reference to Exhibit 10.1 to the company's Current Report on Form 8-K filed on October 14, 2022).**
19	Insider Trading Policy
21	Subsidiaries of AbbVie Inc.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).
31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	*AbbVie Inc. Amended and Restated Clawback Policy (incorporated by reference to Exhibit 97 of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023).**

Exhibit Number	Exhibit Description
101	The following financial statements and notes from the AbbVie Inc. Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 14, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Earnings; (ii) Consolidated Statements of Comprehensive Income; (iii) Consolidated Balance Sheets; (iv) Consolidated Statements of Equity; (v) Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (the cover page from the AbbVie Inc. Annual Report on Form 10-K formatted as Inline XBRL and contained in Exhibit 101).
	The AbbVie Inc. 2025 Definitive Proxy Statement will be filed with the Securities and Exchange Commission under separate cover on or about March 24, 2025.

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* Incorporated herein by reference. Commission file number 001-35565.

** Denotes management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.

Exhibits 32.1 and 32.2, above, are furnished herewith and should not be deemed to be "filed" under the Securities Exchange Act of 1934. AbbVie will furnish copies of any of the above exhibits to a stockholder upon written request to the Secretary, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, AbbVie Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AbbVie Inc.

By: /s/ ROBERT A. MICHAEL

Name: Robert A. Michael
Title: Chief Executive Officer and Director

Date: February 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of AbbVie Inc. on February 14, 2025 in the capacities indicated below.

/s/ ROBERT A. MICHAEL	/s/ SCOTT T. REENTS
Robert A. Michael	Scott T. Reents
Chief Executive Officer and Director	Executive Vice President,
(Principal Executive Officer)	Chief Financial Officer
	(Principal Financial Officer)
/s/ KEVIN K. BUCKBEE	/s/ RICHARD A. GONZALEZ
Kevin K. Buckbee	Richard A. Gonzalez
Senior Vice President, Controller	Executive Chairman of the Board and Retired
(Principal Accounting Officer)	Chief Executive Officer
/s/ ROBERT J. ALPERN, M.D.	/s/ ROXANNE S. AUSTIN
Robert J. Alpern, M.D.	Roxanne S. Austin
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ WILLIAM H.L. BURNSIDE	/s/ JENNIFER L. DAVIS
William H.L. Burnside	Jennifer L. Davis
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ THOMAS C. FREYMAN	/s/ BRETT J. HART
Thomas C. Freyman	Brett J. Hart
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ MELODY B. MEYER	/s/ SUSAN E. QUAGGIN, M.D.
Melody B. Meyer	Susan E. Quaggin, M.D.
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ EDWARD J. RAPP	/s/ REBECCA B. ROBERTS
Edward J. Rapp	Rebecca B. Roberts
Director of AbbVie Inc.	Director of AbbVie Inc.
/s/ GLENN F. TILTON	/s/ FREDERICK H. WADDELL
Glenn F. Tilton	Frederick H. Waddell
Director of AbbVie Inc.	Director of AbbVie Inc.

Notice of **2025** Annual Meeting of Stockholders



To the stockholders of our company:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders to be held on May 9, 2025, where we will be voting on the below matters. You will be able to attend the Annual Meeting, vote, and submit questions via live webcast by visiting **www.virtualshareholdermeeting.com/ABBV2025**.

Items of business

- To elect four directors to hold office until the 2028 Annual Meeting or until their successors are elected.

- To ratify the appointment of Ernst & Young LLP as AbbVie's independent registered public accounting firm for 2025.

- To vote on an advisory basis on the approval of executive compensation.

- To vote on a management proposal to eliminate supermajority voting.

- To consider any other matters that may properly come before the meeting, including one stockholder proposal, if presented during the meeting.

Your vote is important.
Please vote promptly using one of the methods mentioned below:



Internet
Visit www.proxyvote.com to vote online.



Mail
Sign and return your proxy card in the enclosed envelope if you received a printed version of the proxy card.



Telephone
Call toll-free 1-800-690-6903 in the U.S. and Canada.



At the virtual meeting
To be admitted to the virtual meeting, you must enter the control number found on your proxy card, voting instructions form, or notice you received.

The Annual Meeting of Stockholders of AbbVie Inc. (the "Annual Meeting") will be held on Friday, May 9, 2025 at 9:00 a.m. CT. This year's Annual Meeting will be a virtual meeting of stockholders.

  

DATE AND TIME:	WHERE:	ADMISSION:
Friday, May 9, 2025 9:00 a.m. CT	Via live webcast online at www.virtualshareholdermeeting.com/ABBV2025.	Stockholders of record at the close of business on March 10, 2025 are entitled to notice of and to vote at the annual meeting.

Thank you for your continued support of and interest in the company.

By Order of the Board of Directors,

Perry C. Siatis

Secretary
March 24, 2025



TABLE OF CONTENTS

PROXY SUMMARY

About the Meeting

This proxy statement and the accompanying proxy are being made available to stockholders on or about March 24, 2025. The accompanying proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of Stockholders. This summary highlights selected information in the proxy statement. Please review the entire proxy statement and the AbbVie 2024 Annual Report before voting. The voting items expected to be proposed at the meeting are listed below along with the Board's voting recommendations.


2025 Annual Meeting of Stockholders Information

Date and Time: Friday, May 9, 2025 at 9:00 a.m. CT

Place: Via live webcast online at www.virtualshareholdermeeting.com/ABBV2025

Record Date: March 10, 2025


Proposal 1: Election of Directors

FOR
Each Nominee

William H.L. Burnside	Thomas C. Freyman	Brett J. Hart	Edward J. Rapp

Each of the nominees has the skills and experience necessary to fulfill their oversight role with respect to AbbVie's business and culture. See the Information Concerning Director Nominees *section for more information about the qualifications of our directors.*

Proposal 2: Ratification of Independent Auditor

Ernst & Young LLP has served as our independent auditor since 2013. The Board and the audit committee believe it is in the best interests of the company and its stockholders to retain Ernst & Young LLP as the company's independent auditor. See the Ratification of Ernst & Young LLP as AbbVie's Independent Registered Public Accounting Firm *section for more information.*

FOR


Proposal 3: Say on Pay – Advisory Vote on Executive Compensation

AbbVie's compensation program aligns executive interests with the drivers of long-term, sustainable growth. Our program balances short- and long-term strategic objectives and directly links compensation to stockholder value. See the Say on Pay – Advisory Vote on the Approval of Executive Compensation *section for more information.*

FOR


Proposal 4: Management Proposal to Eliminate Supermajority Voting

AbbVie is again seeking stockholder approval to eliminate supermajority voting thresholds in our charter and by-laws. See the Management Proposal to Eliminate Supermajority Voting *section for more information.*

FOR


Stockholder Proposal

Proposal 5:Stockholder Proposal on Simple Majority Vote

AGAINST

Who We Are



~ 55,000
employees
worldwide



Launched in
2013



Millions
of patient lives
touched

In more than 70 countries, AbbVie employees are working every day to advance health solutions for people around the world.

AbbVie is a global, diversified research-based biopharmaceutical company with a mission to discover and deliver innovative medicines and solutions that solve serious health issues today and address the medical challenges of tomorrow.

AbbVie is positioned for success with a comprehensive product portfolio that has leadership positions across immunology, oncology, aesthetics, neuroscience and eye care. Our products help patients and customers in approximately 175 countries around the world. Since our inception, we've invested over $73 billion to research, develop, and discover new medicines and solutions.

Our approximately 55,000 employees are driven by our compassion for people, commitment to innovation and inclusion, service to the community and uncompromising integrity. We constantly strive to do the right thing, pursuing the highest standards in quality, compliance, safety, and performance.

Globally, our employees represent diverse backgrounds and perspectives, and our company values treating everyone equally, with dignity and respect, which we believe allows us to achieve our best.

AbbVie employees are united in the same mission — to make a remarkable impact for our patients, communities, people and business. We are committed to making a real difference in people's lives and creating a positive impact on the world for generations to come.

AbbVie's Principles are foundational:

Transforming Lives	**Acting with Integrity**	**Driving Innovation**	**Embracing Diversity & Inclusion**	**Serving the Community**
We inspire hope and transform lives every day. We make decisions based on our deep caring and compassion for people, delivering a lasting impact to our patients, their families, our employees and the community.	We strive to always do the right thing. With uncompromising integrity at the heart of everything we do, we pursue the highest standards in quality, compliance, safety and performance.	We innovate relentlessly in everything we do to tackle unmet needs. We invest in the discovery and development of new medicines and healthcare approaches for a healthier world.	We treat everyone equally, with dignity and respect. Around the world, our employees embrace diverse backgrounds and perspectives, which allows us all to achieve our best.	We are proud to serve and support the community and do our part to protect the environment. We make a remarkable impact that's felt within healthcare and beyond.

Our Business Performance

Advanced our strategy through outstanding operational execution and investments in innovation during 2024

Total Net Revenues	Growth Platform Net Revenues	Operating Cash Flow
$56.3BN	**$47.3BN**	**$18.8BN**
4.6% operational growth compared to 2023*	+18.6% compared to 2023**	in 2024

Blockbuster Products	Adjusted R&D Investment	Development Pipeline
12	**$10.8BN**	**~90**
assets with 2024 net revenues > $1.0BN	increased $3.0BN compared to 2023*	active clinical and device programs***

The measures set forth in this table were calculated as of 12/31/2024.

* Reflects a non-GAAP measure and is adjusted for certain items, which are reconciled in Appendix B. Operational growth is presented at constant currency rates that reflect comparative local currency net revenues at the prior year's foreign exchange rates.
** Growth Platform reflects total net revenues less Humira net revenues.
*** Compounds, devices or indications in development individually or under collaboration or license agreements.

Strong operational execution

- Total net revenues of $56.3 billion, driven by strong performance from our Growth Platform, reflected a return to top-line growth in the first full year following the U.S. Humira loss of exclusivity (LOE).
  - Key asset performance drove Growth Platform net revenues of $47.3 billion, an increase of 18.6% compared to 2023.
  - AbbVie's Growth Platform comprised 84% of total net revenues in 2024, with double-digit sales growth for six key assets, including growth of over 50% for Skyrizi and Rinvoq.
- Reported diluted EPS of $2.39 on a GAAP basis and adjusted diluted EPS of $10.12. See Appendix B for the reconciliation.
- Generated operating cash flow of $18.8 billion.

Advancing new medicines and strengthening our innovative R&D pipeline

- Achieved several significant regulatory approvals, including Skyrizi for the treatment of adults with moderately to severely active ulcerative colitis (UC); Vyalev for the treatment of motor fluctuations in adults with advanced Parkinson's disease (PD); Epkinly for the treatment of adults with relapsed/refractory (r/r) follicular lymphoma (FL); Elahere for the treatment of folate receptor alpha (FRα)-positive, platinum-resistant epithelial ovarian, fallopian tube or primary peritoneal adult cancer patients treated with up to three prior therapies; and Botox Cosmetic for temporary improvement in the appearance of moderate to severe platysma bands as well as for the treatment of masseter muscle prominence (MMP).
- Advanced key late-stage assets with submission of regulatory applications for Rinvoq for the treatment of adults with giant cell arteritis (GCA) and telisotuzumab-vedotin (Teliso-V) for adults with previously treated nonsquamous non-small cell lung cancer (NSCLC) with c-Met protein overexpression as well as positive Phase 3 data for tavapadon as a monotherapy or adjunctive treatment for PD.
- Strengthened our pipeline with business development, including execution of approximately twenty collaborations, licensing agreements, or other asset acquisitions. These transactions represent the company's commitment to invest in research and development that will contribute to AbbVie's long-term growth.

Significant long-term value creation

Market Capitalization	Quarterly Dividend	Total Stockholder Return
+$210BN	**+235%**	**+311%**
10-year increase, adding significant stockholder value	raised to $1.64 per share from $0.49 per share over the last decade	over the last decade

The measures set forth in this table were calculated as of 12/31/2024 versus 12/31/2014. The quarterly dividend increase is calculated on a declared basis.

Total stockholder return (TSR)

AbbVie has a track record of robust total stockholder returns. Over the last decade, AbbVie's TSR ranks in the top tier of its named peers and surpasses the cumulative total returns of the Standard & Poor's 500 Index and the NYSE Arca Pharmaceutical Index, as shown in the tables below.

1-Year	3-Year	5-Year	10-Year
+19%	**+47%**	**+149%**	**+311%**

AbbVie's Relative TSR Performance

Versus Peer Group (Multi-Year)

2024



2nd place out of 10

3 Years



2nd place out of 10

5 Years



2nd place out of 10

10 Years



2nd place out of 10

Versus Select Indices (10-Year)



AbbVie 311% | S&P 500 242% | NYSE Arca Pharma Index 132%

AbbVie's peer group above includes: Amgen, Inc; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; GlaxoSmithKline plc; Johnson & Johnson; Merck & Company, Inc; Novartis AG; and Pfizer Inc. TSR measured as of 12/31/24.

 

Our Governance Highlights

Our Board of Directors is committed to strong corporate governance tailored to meet the needs of AbbVie and its stockholders to enhance long-term stockholder value. Each year, AbbVie completes a robust investor engagement program with governance investment teams. Our engagements in 2024 included discussions on (1) AbbVie's CEO transition, (2) the Board's leadership changes, including a new Lead Independent Director and all new committee chairs, (3) AbbVie's processes and disclosures related to its political expenditures and lobbying activities, (4) AbbVie's executive compensation programs, (5) AbbVie's actions in response to its 2024 shareholder proposals, including continuing to propose that shareholders eliminate supermajority voting via a management proposal, and (6) AbbVie's environmental, social, and governance (ESG) strategy and initiatives. AbbVie also engages each year with each of its stockholders who submit proposals for the annual meeting.

Each year, the Board reviews feedback from our investor engagements and discusses opportunities to improve AbbVie's governance practices. The following chart summarizes some of the governance practices that the Board has adopted over the past several years as a result of dialogue with our stockholders:

Topic:	Actions taken by our Board:
Stockholder Voting Rights	**approved a management proposal to eliminate supermajority voting** (Item 4) to seek stockholder approval to amend the company's Amended and Restated Certificate of Incorporation to provide for a simple majority of shares outstanding for all provisions previously subject to a supermajority provision and previously submitted the same proposal from 2018 to 2024 as well as a declassification management proposal from 2016 to 2018
CEO Transition	**appointed Robert Michael as AbbVie's CEO in July 2024,** succeeding Richard Gonzalez, who assumed the position of Executive Chairman of the Board provided disclosure on the **Board's CEO succession planning process** in both the 2024 proxy statement and this proxy statement
Board Refreshment	appointed **Roxanne Austin as the new Lead Independent Director in 2024,** AbbVie's first new Lead Independent Director since its inception in 2013 added **three new directors** in the past two years appointed **all new committee chairs** in 2024 **amended our governance guidelines in 2023** to add specific limits on the number of other directorships a director may hold
Board Skills	**updated our director biographies** in 2023 to include additional skills of interest to our stockholders, such as cybersecurity experience **shared our Board skills matrix** beginning in 2016 and updated the matrix with additional skills in 2024
Environmental, Social, and Governance (ESG) Disclosures	became a participating member in the **UN Global Compact** in 2024 **increased our disclosures on Board risk oversight** in 2023 **enhanced our website disclosures on political contributions and lobbying** in 2022, 2023, and 2024 **issued a TCFD aligned report**, starting in 2022 **and SASB aligned reporting** in our ESG Action Report, starting in 2021

Additional highlights of our governance practices include:

Director independence

✓ Twelve of AbbVie's fourteen directors are independent and regularly meet in executive session
✓ Since our inception, we have had a Lead Independent Director with robust responsibilities
✓ All members of our audit, compensation, nominations and governance, and public policy and sustainability committees are independent

Stockholder rights

✓ Adopted a proxy access By-Law provision for 3%/3 years
✓ We do not have a stockholder rights plan or "poison pill"
✓ Our directors are elected by a majority vote of our stockholders for uncontested elections, and we have a resignation policy if the director fails to receive a majority of the votes cast

Board and executive accountability

✓ Annual executive succession planning
✓ Minimum stock ownership guidelines are in place for the CEO and other NEOs
✓ We have a related person transaction policy to ensure appropriate oversight
✓ We hold an annual say-on-pay advisory vote on executive compensation

Board composition and effectiveness

✓ Our governance guidelines restrict the number of boards our directors may serve on to prevent overboarding
✓ Annual board and committee self-assessments and annual board succession planning, including an assessment of current director skillset, upcoming potential retirements, diversity of the board, and optimal board size
✓ For inclusion on the Board, the nominations and governance committee considers a range of factors, including skillset, experience, and reputation

Clawback and anti-hedging and anti-pledging policies

✓ Mandatory clawback of excess compensation in the event of a restatement, plus broad discretion to clawback compensation in the event of a material breach of the AbbVie Code of Business Conduct
✓ Directors and executive officers are prohibited from buying or selling any financial instruments designed to hedge or offset any decrease in the market value of AbbVie equity securities they hold
✓ Directors and executive officers are prohibited from pledging AbbVie stock as collateral for a loan

Other ESG practices

✓ ESG goals are incorporated into our executive compensation programs for all executives
✓ We are guided by strong ethics programs and supplier guidelines
✓ We disclose our corporate political contributions, our trade association memberships, and oversight process on our website and expanded these disclosures in 2022, 2023, and 2024

 

Our ESG Highlights

As a research-driven global biopharmaceutical company, we apply the same high standards and rigor to the medicines and solutions we pursue, to how we operate our business. We recognize that our company and our industry have a unique opportunity to make a real difference in people's lives—not just the breakthroughs we deliver, but also the responsible paths we take to achieve them. We advance environmental, social, and governance (ESG) initiatives that contribute to the sustainable growth of our company so that we can create positive impact for generations to come.

Our ESG Framework

Our ESG Framework is built around three foundational pillars that align with our enterprise goals and principles. These are based on an analysis of our material issues, taking into account the topics of most interest and relevance to our company and our stakeholders—including our patients and patient organizations, employees, investors, regulators & government, payers & providers, suppliers, and nonprofit partners. Collaboration with stakeholders is critical to our success.

We discover and deliver innovative medicines that solve serious health issues and enhance people's lives by pushing the boundaries of innovation, putting people and patients first, creating high-quality therapeutic solutions and ensuring their safety, efficacy, and accessibility.	**We unlock the full potential of diverse and talented teams—and partners—to deliver today and into the future.** We do this by attracting and retaining the best talent, embracing diversity of thought and through collaboration. We know that when we unlock the full potential of our people and our partners, we accelerate innovation, enhance people's lives, and meet our business objectives.	**We innovate with integrity and intention to advance long-term patient health and business resiliency.** We ensure that we are prepared for the future by operating a sustainable, agile business model and governance structure that anticipates and evolves in a dynamic industry and society. We are unwavering in assuring supply of innovative medicines to patients and life enhancing products to customers.

Our Material Drivers

Product Innovation
We strive to make a remarkable impact on patients and drive sustainable growth by consistently discovering and delivering innovative medicines that address serious health issues and advance people's lives.

Patient Access and Patient Affordability
We believe everyone who needs our medicines should be able to get them.

Human Capital Management
We believe purposeful work drives meaningful change. We nurture diverse talents to solve the most complex health challenges and create remarkable impacts on people's lives.

Business Ethics
We act with integrity in everything we do.

Patient Health and Engagement
We continuously strive to improve health outcomes for patients around the world.

Product Quality and Safety
We are committed to delivering safe and effective, quality products and medicines through robust quality systems.

We also prioritize Environmental Sustainability within and beyond AbbVie to support our patients, people, and planet. Our environmental sustainability strategy is focused on reducing our environmental footprint, growing sustainably by inspiring innovation, and engaging our workforce to steward sustainability.

Our ESG Governance

AbbVie's full Board of Directors, Board committees, and executive leadership team regularly review, and advise on, ESG topics to advance AbbVie's business sustainability and impact on society. To further strategic and enterprise-aligned delivery on AbbVie's ESG Framework, we maintain an ESG Council, chaired by our Senior Vice President, Corporate Affairs, and composed of senior-level leaders from across the company. The ESG Council's purpose is to champion business sustainability and mitigate business risks by monitoring, reviewing, and recommending actions to the ESG Council Chair, members of the executive leadership team, and AbbVie's CEO. The ESG Council Chair may also present certain recommendations of the ESG Council from time to time to the Board of Directors as appropriate.

The ESG Council meets regularly and maintains sub-committees that are aligned to AbbVie's material drivers. With this governance in place, AbbVie is well-positioned to recognize ESG opportunities and advance its ESG objectives.

ESG Action Report

In 2024, we further strengthened our ESG Action Report by enhancing transparency of our ESG strategies and efforts. Published in May 2024, the 2023 ESG Action Report includes detailed commentary about our approach, actions, and commitments across material drivers; over 100 KPIs showing our progress; and ESG-related recognitions of our efforts. The ESG Action Report also outlines our alignment with United Nations Sustainable Development Goals (SDGs) and the Sustainability Accounting Standards Board (SASB) Index. The full 2023 ESG Action Report can be found at https://www.abbvie.com/content/dam/abbvie-com2/pdfs/abbvie-esg-action-report.pdf

Double Materiality Assessment

In 2024, AbbVie conducted a double materiality assessment to inform our ESG strategy and to align with upcoming mandatory ESG disclosure requirements. More details regarding our double materiality process and the subsequent outcomes will be reported in future ESG disclosures.

Below are select 2024 ESG highlights:

Environmental

- ✓ Decreased our Scope 1 and 2 emissions by more than 26% compared to our 2021 baseline, and ahead of schedule to meet our 42% Scope 1 and 2 emissions reduction target by 2030
- ✓ Increased our active sourcing of renewable electricity by 55% compared to our 2021 baseline, more than halfway to our 2030 target of 100%
- ✓ Exceeded our target to reduce absolute hazardous and non-hazardous waste generated by 20% by 2025 compared to our 2015 baseline
- ✓ Certified seven of our manufacturing sites as Zero Waste to Landfill facilities as of 2024

Social

- ✓ $10.8 billion in adjusted research & development investment in 2024[1]
- ✓ Over 235,000 U.S. patients provided medicine at no cost through our patient assistance program in 2024
- ✓ 9 product or indication approvals in 2024
- ✓ Over 13,000 AbbVie employees in nearly 60 countries and territories donated more than 47,000 volunteer hours during AbbVie's annual Week of Possibilities volunteer event

Governance

- ✓ Appointed Robert Michael as AbbVie's CEO in July 2024, succeeding Richard Gonzalez who assumed the position of Executive Chairman of the Board
- ✓ Added three new board directors in the past two years
- ✓ 99% of employees completed AbbVie's annual training on our Code of Business Conduct and conflicts of interest training[2]
- ✓ Launched our new sustainable supply chain survey to over 100 critical suppliers, attaining a 91% response rate

[1] Adjusted research and development investment is a non-GAAP measure, which is reconciled in Appendix B.
[2] Employees who did not complete these trainings include, but are not limited to, those who are on leave of absence, retired or otherwise left the company prior to completion date.

External Recognition as a Leading Company

Our work hasn't gone unnoticed. We have been honored to receive some of our industry's most prestigious ratings and recognitions. To date, we have received more than 40 Great Place to Work and Top Employer rankings globally.

<table>
<tr><th>Workplace</th><th>Environmental, Social
and Governance</th></tr>
<tr>
<td>

✓ Great Place to Work's World's Best Workplaces™ – *Included since 2017*
✓ Seramount "100 Best Companies" – *Included since 2014*
✓ FORTUNE 100 Best Companies to Work For® – *Included since 2018*
✓ Human Rights Campaign Corporate Equality Index – *Scored 100% since 2016*
✓ Disability:IN Best Places to Work for Disability Inclusion – *Scored 100% since 2021*

</td>
<td>

✓ Dow Jones Sustainability World and North America Indices
✓ EcoVadis Corporate Social Responsibility Assessment Silver Medal
✓ FTSE4Good Index
✓ Energy Star Partner of the Year
✓ UN Global Compact member

</td>
</tr>
</table>

For more information, visit https://news.abbvie.com/AbbVie-ratings-and-recognition-fact-sheet

Executive Compensation Highlights

The compensation committee has designed and implemented an executive compensation program in which a substantial majority of named executive officer (NEO) compensation at AbbVie is performance-based.

The goals of our compensation program are to:

1	**Align executive interests** with the drivers of stockholder returns and profitable growth
2	Support achievement of the company's **primary business goals** to have a remarkable impact on patients' lives
3	**Attract and retain world-class executives** whose talents and contributions sustain the growth in long-term stockholder value

When determining NEO compensation, the committee first considers the median of the competitive marketplace (as derived primarily from the Health Care Peer Group approved by the committee) as an initial benchmark for assessing compensation. The committee then takes into account the company's overall performance against the financial, operating and strategic objectives that were established at the start of the performance period. Finally, specific pay determinations are made for each NEO based on individual performance against goals and contributions to the short- and long-term performance of the company.

Key components and design of our executive compensation program:

Three primary components make up AbbVie's executive pay program: base salary, short-term incentives, and long-term incentives. The structure of each component is tailored to serve a specific function and purpose. The following is a summary of the key components of our compensation program.

Element	Type	Primary Objective	Key Characteristics
Base Salary	Fixed	Attract & retain top talent	Individual salaries are established relative to market median based on each NEO's individual performance, skills, experience, and internal equity, as well as the company's annual operating budget
Short-Term Incentives	At-Risk	Encourage achievement of company's primary business goals	Plan utilizes non-GAAP financial goals as well as an assessment of individual performance against strategic objectives: — Platform revenue — Income before taxes — Operating margin — Return on assets — Strategic and leadership goals
Long-Term Incentives	At-Risk	Align NEO interests with stockholders	Long-term incentive annual awards are granted in the form of: — Performance shares and performance-vested restricted stock units (80% of NEO's LTI award) — Non-qualified stock options (20% of NEO's LTI award)

INFORMATION CONCERNING DIRECTOR NOMINEES

What am I voting on and how should I vote?

You are being asked to elect four Class I directors at the Annual Meeting.

The Board of Directors recommends you vote* "FOR" *each of the nominees set forth below.

The Board of Directors consists of three classes currently comprised of four directors in Class I, five directors in Class II, and five directors in Class III. Directors of one class are elected each year for a term of three years. The Class I directors are presented for re-election to hold office until the expiration of their term at the 2028 annual meeting of stockholders and until their successors are elected and qualified or until their earlier death or resignation. All of the nominees are currently serving as directors.

Directors are elected by stockholders if a majority of the votes cast are "for" a director's re-election at the Annual Meeting, excluding abstentions and broker non-votes. For more information on the director majority vote standard, see AbbVie's By-Laws as listed as an exhibit to AbbVie's 2024 Annual Report on Form 10-K.

Nominees (Class I)



William H.L. Burnside

Director Since: **2013**
Age: **73**
Committees: **Audit and Public Policy & Sustainability**
Primary Occupation: **Retired Senior Vice President and Director at The Boston Consulting Group**

Business Experience:

Mr. Burnside is a retired Senior Vice President and director at The Boston Consulting Group (BCG). Prior to becoming managing partner of BCG's Los Angeles office in 1987, he worked in BCG's London and Chicago offices, servicing clients in telecommunications, media, defense, financial services, and manufacturing. He most recently served as an advisor for BCG from 2011 to 2023.

Key Contributions to the Board:

- Through his experience with The Boston Consulting Group, Mr. Burnside contributes knowledge and understanding of corporate finance and capital markets matters to the Board, as well as global and domestic strategic advisory experience across a broad base of industries. He provides an informed perspective to the Board on financial forecasting and planning, mergers and acquisitions, human capital management, marketing, and risk planning.



Thomas C. Freyman

Director Since: **2020**
Age: **70**
Committees: **Compensation and Nominations & Governance (Chair)**
Primary Occupation: **Retired Executive Vice President, Finance and Administration, Abbott Laboratories**

Business Experience:

Mr. Freyman served as a director at Allergan from 2018 to 2020, when AbbVie acquired Allergan plc. Mr. Freyman previously served as Executive Vice President, Finance and Administration at Abbott Laboratories from 2015 until his retirement in 2017. He previously served at Abbott as Chief Financial Officer and Executive Vice President, Finance and was first appointed Chief Financial Officer and Senior Vice President, Finance in 2001. Mr. Freyman previously served as a director of Tenneco Inc. from 2013 to 2022 and Hanger, Inc. from 2017 to 2022.

Key Contributions to the Board:

- Mr. Freyman's extensive experience as a leader in the health care industry, knowledge of the Allergan businesses, and expertise in complex accounting and financial issues provides the Board with significant global industry experience, continuity in oversight of the Allergan businesses, and finance and risk expertise, including related to financial planning. As a result of his previous role as a director at Tenneco Inc., a global automotive products manufacturer, Mr. Freyman also has extensive manufacturing and environmental, health, and safety oversight experience.



Brett J. Hart

Director Since: **2016**
Age: **55**
Committees: **Compensation (Chair) and Nominations & Governance**
Primary Occupation: **President, United Airlines Holdings, Inc.**

Business Experience:

Mr. Hart is the President of United Airlines Holdings, Inc. (UAL) and United Airlines, Inc. He served as Executive Vice President and Chief Administrative Officer between March 2019 and May 2020, Executive Vice President, Chief Administrative Officer and General Counsel between May 2017 and March 2019, and as Executive Vice President and General Counsel between February 2012 and May 2017. Mr. Hart also served as acting Chief Executive Officer of UAL and United Airlines, Inc. from October 2015 to March 2016. From December 2010 to February 2012, he served as Senior Vice President, General Counsel and Secretary of UAL, United and Continental. From June 2009 to December 2010, Mr. Hart served as Executive Vice President, General Counsel and Corporate Secretary at Sara Lee Corporation.

Key Contributions to the Board:

- In his role leading United Airlines Holdings, Inc.'s operations, including safety, government affairs, regulatory, legal, and environmental sustainability teams, among other functions, Mr. Hart has a broad set of skills critical to oversight of a complex international business in a highly regulated industry like AbbVie. These skills include operational and strategic acumen with expertise in risk management, ESG, climate change, legal strategic matters, government and regulatory affairs, corporate governance, and compliance.



Edward J. Rapp

Director Since: **2013**
Age: **67**
Committees: **Audit and Nominations & Governance**
Primary Occupation: **Retired Group President for Resource Industries of Caterpillar Inc.**

Business Experience:

Mr. Rapp served as the Caterpillar Inc. Group President for resource industries from 2014 until his retirement in mid-2016. He previously served at Caterpillar as Group President based in Singapore in 2013 and 2014 and as the Chief Financial Officer from 2010 to 2013, and he was named a Group President in 2007. He also serves as a director of Xos, Inc. He is currently a member of the University of Missouri College of Business Advisory Board. Mr. Rapp previously served as a director of FM Global.

Key Contributions to the Board:

- As a result of his tenure as Group President and Chief Financial Officer at Caterpillar Inc., Mr. Rapp has acquired management, operational, and financial expertise with extensive global experience and provides the Board with an informed perspective on financial and operational matters faced by a complex international company.
- Mr. Rapp brings experience with business operations in numerous geographies, including Asia, Africa, and Europe, which provides a strong international perspective for AbbVie's business across approximately 175 countries. As a result of his role on the board of Xos, Inc., a manufacturer of zero-emission commercial vehicles, Mr. Rapp has gained substantial experience in climate change and emissions oversight.

Class II - Directors whose terms expire in 2026



Robert J. Alpern, M.D.

Director Since: **2013**
Age: **74**
Committees: **Compensation and Public Policy & Sustainability**
Primary Occupation: **Ensign Professor of Medicine and Physiology, Professor of Internal Medicine and Cellular and Molecular Physiology, and Former Dean of Yale School of Medicine**

Business Experience:

Dr. Alpern is Ensign Professor of Medicine and Physiology and Professor of Internal Medicine and Cellular and Molecular Physiology at Yale School of Medicine. Dr. Alpern served as the Dean of Yale School of Medicine and Ensign Professor of Medicine and Professor of Internal Medicine at Yale School of Medicine from June 2004 to January 2020. From July 1998 to May 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical Center. Dr. Alpern served on the board of Yale-New Haven Hospital from October 2005 to January 2020. Dr. Alpern also serves as a director of Abbott Laboratories. Dr. Alpern previously served as a director of Tricida, Inc. from 2013 to 2023.

Key Contributions to the Board:

- Through his position as Ensign Professor of Medicine and Physiology, Professor of Internal Medicine and Cellular and Molecular Physiology, as well as his previous service as Dean of Yale School of Medicine, Dean of The University of Texas Southwestern Medical Center, and on the board of Yale-New Haven Hospital, Dr. Alpern contributes valuable insights to the Board through his medical and scientific expertise and his knowledge of the health care environment and the scientific nature of AbbVie's key research and development initiatives.



Jennifer L. Davis

Director Since: **2023**
Age: **53**
Committees: **Nominations & Governance**
Primary Occupation: **Chief Executive Officer, Health Care, Procter & Gamble**

Business Experience:

Ms. Davis currently serves as Chief Executive Officer, Health Care at Procter & Gamble (P&G), a position she has held since 2022. Ms. Davis previously served at P&G as President, Feminine Care (2019 - 2022), President, Global Feminine Care (2018 - 2019), and Vice President - Feminine Care, North America and Brand Franchise Leader, Tampax (2016 - 2018), in addition to various commercial roles with increasing responsibility in her 30+ year career at P&G.

Key Contributions to the Board:

- As a result of her extensive tenure at P&G, Ms. Davis brings to the Board marketing and other commercial strategy and execution experience, as well as corporate strategy and leadership, consumer behavior, and business development expertise. She also has substantial experience overseeing P&G's health care research and development, manufacturing, quality, and supply, and regulatory compliance.



Melody B. Meyer

Director Since: **2017**
Age: **67**
Committees: **Audit and Public Policy & Sustainability (Chair)**
Primary Occupation: **Retired President, Chevron Asia Pacific Exploration and Production**

Business Experience:

Ms. Meyer served as President of Chevron Asia Pacific Exploration and Production Company from March 2011 to April 2016. She previously served as President of Chevron Energy Technology Company from 2008 to 2011. Ms. Meyer held various leadership roles in global and U.S. locations during her thirty-seven year career at Chevron and retired in 2016. Ms. Meyer is President of Melody Meyer Energy, LLC, a private consulting firm, a position she has held since June 2016. Ms. Meyer is also a director at bp p.l.c. Ms. Meyer previously served as a director of NOV, Inc. from 2017 to 2023.

Key Contributions to the Board:

- As a result of her tenure at Chevron, Ms. Meyer has acquired operational, management, strategic planning, and financial expertise with extensive global experience and provides an informed perspective to the Board on financial and operational matters faced by a complex international company. She also brings substantial experience related to long-term capital projects and environmental, health, safety, and sustainability matters. Her experience spans multiple jurisdictions, including developing markets in Asia and Africa. Ms. Meyer has long been active in promoting the advancement of women in energy and provides the Board with strong human capital management oversight experience.



Robert A. Michael

Director Since: **2024**
Age: **54**
Primary Occupation: **Chief Executive Officer, AbbVie Inc.**

Business Experience:

Mr. Michael is AbbVie's Chief Executive Officer, a position he has held since July 2024. Mr. Michael previously served as President and Chief Operating Officer from July 2023 to June 2024, where he was responsible for global commercial operations, finance, corporate human resources, global operations, business development and corporate strategy for the company. He previously served as Vice Chairman and President from June 2022 to July 2023, as Vice Chairman, Finance and Commercial Operations and Chief Financial Officer from June 2021 to June 2022, as Executive Vice President, Chief Financial Officer from 2019 to 2021, and as Senior Vice President, Chief Financial Officer from 2018 to 2019. Mr. Michael first joined Abbott in 1993 and held numerous leadership positions across several different business units before joining AbbVie in 2013.

Key Contributions to the Board:

- As a result of his numerous leadership roles across a more than 30-year career at Abbott and AbbVie, Mr. Michael has developed valuable business, strategic, and financial experience, as well as extensive knowledge of AbbVie and its complex global operations. Mr. Michael's experience and knowledge enable him to contribute to AbbVie's Board key insights into strategic, operations, business development, management, and financial matters.



Frederick H. Waddell

Director Since: **2013**
Age: **71**
Committees: **Audit (Chair) and Compensation**
Primary Occupation: **Former Chairman of the Board and Chief Executive Officer of Northern Trust Corporation and The Northern Trust Company**

Business Experience:

Mr. Waddell served as Chairman of the Board of Northern Trust Corporation and The Northern Trust Company from November 2009 until his retirement in January 2019. He previously served as Chief Executive Officer from 2008 through 2017, as President from 2006 to 2011 and again from October to December 2016, and Chief Operating Officer from 2006 to 2008. Mr. Waddell is also a director of International Business Machines Corporation.

Key Contributions to the Board:

- As former Chairman and Chief Executive Officer of Northern Trust Corporation and The Northern Trust Company, Mr. Waddell contributes broad financial services experience with a strong record of leadership in a highly regulated industry. Having begun his role as CEO at Northern Trust during the 2008 recession, Mr. Waddell has substantial experience overseeing a company's strategic priorities during changing economic conditions. Through his role as a director at IBM since 2017, Mr. Waddell has garnered significant information technology and security experience.

Class III - Directors whose terms expire in 2027



Roxanne S. Austin

Director Since: **2013**
Age: **64**
Committees: **Audit, Compensation, Nominations & Governance, and Public Policy & Sustainability**
Primary Occupation: **President, Austin Investment Advisors**
Lead Independent Director

Business Experience:

Ms. Austin is President of Austin Investment Advisors, a private investment and consulting firm. She chaired the U.S. Mid-market Investment Advisory Committee of EQT Partners from 2017 to 2023. Previously, Ms. Austin also served as the President and Chief Executive Officer of Move Networks, Inc., a provider of Internet television services. Ms. Austin served as President and Chief Operating Officer of DIRECTV, Inc. Ms. Austin also served as Executive Vice President and Chief Financial Officer of Hughes Electronics Corporation and as a partner of Deloitte & Touche LLP. Ms. Austin is also a director of Crowdstrike, Inc., Freshworks, Inc., and Verizon Communications Inc. Ms. Austin previously served as a director of Abbott Laboratories from 2000 to 2022, Teledyne Technologies, Inc. from 2006 to 2021, Target Corporation from 2002 to 2020, and Telefonaktiebolaget LM Ericsson from 2008 to 2016.

Key Contributions to the Board:

- As a result of her extensive management and operating roles, Ms. Austin contributes significant oversight and leadership experience to the Board, including knowledge of global business strategy in health care and other industries, corporate governance, financial statements, and capital allocation strategy. Ms. Austin also provides substantial cybersecurity and other information technology expertise, as a result of her role as a director at Crowdstrike, Inc., a cybersecurity technology company, and other publicly traded companies.
- Her leadership roles at both public and private companies also enhance her independent oversight role as AbbVie's Lead Independent Director, including effectively leading key board processes such as self-evaluations and succession planning.



Richard A. Gonzalez

Director Since: **2013**
Age: **71**
Primary Occupation: **Executive Chairman of the Board and Retired Chief Executive Officer, AbbVie Inc.**

Business Experience:

Mr. Gonzalez is the Executive Chairman of the Board. Mr. Gonzalez served as Chairman and Chief Executive Officer from 2013 to June 2024. He served as Abbott's Executive Vice President of the pharmaceutical products group from July 2010 to December 2012, and was responsible for Abbott's worldwide pharmaceutical business, including commercial operations, research and development, and manufacturing. He also served as President, Abbott Ventures Inc., Abbott's medical technology investment arm, from 2009 to 2011. Mr. Gonzalez joined Abbott in 1977 and held various management positions before briefly retiring in 2007.

Key Contributions to the Board:

- As a result of his service from 2013 to 2024 as AbbVie's Chairman and Chief Executive Officer and his more than 30-year career at Abbott, Mr. Gonzalez has developed valuable business, management, and leadership experience, as well as extensive knowledge of AbbVie and its global operations. Mr. Gonzalez's experience and knowledge enable him to contribute to AbbVie's Board key insights into strategic, management, and operational matters.



Susan E. Quaggin, M.D.

Director Since: **2023**
Age: **61**
Committees: **Public Policy & Sustainability**
Primary Occupation: **Irving S. Cutter Professor and Chair of Medicine, Northwestern University Feinberg School of Medicine**

Business Experience:

Dr. Quaggin is currently the Irving S. Cutter Professor of Medicine at Northwestern University Feinberg School of Medicine, where she has served as the Chair of the Department of Medicine since 2023 and Director of the Feinberg Cardiovascular and Renal Research Institute since 2013. Dr. Quaggin serves as a council member of the Association of American Physicians and previously served as President of the American Society of Nephrology in 2021 and 2022.

Key Contributions to the Board:

- Through her position as the Irving S. Cutter Professor of Medicine at Northwestern University Feinberg School of Medicine, as well as her other leadership roles, Dr. Quaggin has acquired extensive medical and scientific expertise and deep knowledge of the health care environment. This expertise allows her to contribute valuable insights on AbbVie's key research and development initiatives, among other matters.



Rebecca B. Roberts

Director Since: **2018**
Age: **72**
Committees: **Nominations & Governance and Public Policy & Sustainability**
Primary Occupation: **Retired President of Chevron Pipe Line Company**

Business Experience:

Ms. Roberts served as President of Chevron Pipe Line Company from 2006 until her retirement in 2011. She previously served as the President of Chevron Global Power Generation from 2003 to 2006, in addition to various technical and management positions during her thirty-six year career with Chevron. Ms. Roberts began her career as a chemist and research scientist. Ms. Roberts currently serves on the Board of Directors at Black Hills Corporation and MSA Safety Incorporated. Ms. Roberts served as a director of Enbridge, Inc. from 2015 to 2018.

Key Contributions to the Board:

- Ms. Roberts brings management, business development, operational, environmental and safety, marketing, and strategy development expertise with a scientific background and extensive global experience at Chevron.
- She provides an informed perspective to the Board on regulatory and operational matters faced by a complex international company. She also has broad experience across a range of geographies, including Asia, Europe, and Central America.



Glenn F. Tilton

Director Since: **2013**
Age: **76**
Committees: **Audit and Compensation**
Primary Occupation: **Retired Chairman and Chief Executive Officer of the UAL Corporation**

Business Experience:

Mr. Tilton was Chairman of the Midwest for JPMorgan Chase & Co. from 2011 until his retirement in 2014. From October 2010 to December 2012, Mr. Tilton also served as the Non-Executive Chairman of the Board of United Continental Holdings, Inc. From September 2002 to October 2010, he served as Chairman, President and Chief Executive Officer of UAL Corporation, and Chairman and Chief Executive Officer of United Air Lines, Inc., its wholly owned subsidiary. Prior to becoming the Vice Chairman of Chevron Texaco following the merger of Texaco Inc. and Chevron Corp., Mr. Tilton enjoyed a 30-year multi-disciplinary career with Texaco Inc., culminating in his election as Chairman and Chief Executive officer. Mr. Tilton is also a director of Phillips 66. Mr. Tilton also served on the Board of Directors of Lincoln National Corporation from 2002 to 2007, of TXU Corporation from 2005 to 2007, of Corning Incorporated from 2010 to 2012, of United Continental Holdings, Inc. from 2010 to 2012, and of Abbott Laboratories from 2007 to 2023.

Key Contributions to the Board:

- As chairman of the Midwest for JPMorgan Chase & Co. and having previously served as Non-Executive Chairman of the Board of United Continental Holdings, Inc., and Chairman, President, and Chief Executive Officer of UAL Corporation and United Air Lines, Vice Chairman of Chevron Texaco and as interim Chairman of Dynegy, Inc., Mr. Tilton acquired extensive management experience overseeing complex multinational businesses operating in highly regulated industries, as well as expertise in finance and capital markets matters. This experience allows him to exercise strong oversight of AbbVie's strategy, capital allocation, and key operational decisions.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors held seven meetings in 2024. The average attendance of all directors at Board and committee meetings in 2024 was 96% percent, and each director attended at least 75% of the total number of Board meetings and meetings of the committees of which they served. AbbVie encourages its Board members to attend the annual stockholder meeting. All of AbbVie's directors attended the 2024 annual stockholder meeting.

The Board has determined that each of the following individuals is independent in accordance with the New York Stock Exchange (NYSE) listing standards: Dr. Alpern, Ms. Austin, Mr. Burnside, Ms. Davis, Mr. Freyman, Mr. Hart, Ms. Meyer, Dr. Quaggin, Mr. Rapp, Ms. Roberts, Mr. Tilton, and Mr. Waddell. To determine independence, the Board applied the AbbVie Inc. director independence guidelines. The Board also considered whether a director has any other material relationships with AbbVie or its subsidiaries and concluded that none of these directors had a relationship that impaired the director's independence. This included consideration of the fact that some of the directors are officers or serve on boards of companies or entities to which AbbVie sold products or made contributions or from which AbbVie purchased products and services during the year. In making its determination, the Board relied on both information provided by the directors and information developed internally by AbbVie.

As announced on February 20, 2024, the Board unanimously selected Robert A. Michael to succeed Mr. Gonzalez as the company's CEO. Mr. Gonzalez, who served as CEO since the company's formation in 2013, retired from the role of CEO and became Executive Chairman of the Board of Directors, effective July 1, 2024. The Board also appointed Mr. Michael as a member of the Board of Directors as a Class II director, effective July 1, 2024. This succession event was the result of robust planning and discussion by the full Board.

As part of these discussions, the Board also assessed its current and future leadership structure. At the time, the Board determined that having Mr. Gonzalez remain as Executive Chairman for a period of time would facilitate a smooth transition for the company. This period of transition has proven to be effective, with the company achieving one of its most successful years to-date.

On February 14, 2025, AbbVie announced that both Mr. Gonzalez and Mr. Tilton will retire from the Board and that Mr. Michael will become Chairman of the Board, all effective July 1, 2025. Ms. Austin will remain the Lead Independent Director.

The Board has determined that this leadership structure, in which the offices of Chairman of the Board and Chief Executive Officer are held by one individual with a Board appointed Lead Independent Director, ensures the appropriate level of oversight, independence, and responsibility is applied to all Board decisions, including risk oversight, and is in the best interests of AbbVie and its stockholders. The Lead Independent Director is chosen annually by and from the independent members of the Board of Directors. The Board regularly reviews its leadership structure and effectiveness. This structure has proven to be an effective form of governance for AbbVie and its shareholders.

In determining this leadership structure, the Board weighed numerous factors, such as:

- *The qualifications of the Lead Independent Director and performance in the role, including stockholder votes in favor of re-election.* Ms. Austin's extensive leadership skills as a former CEO as well as her current and past experience as a director at other publicly traded companies ensures that she is able to exercise effective independent leadership over AbbVie's Board, including in relation to risk oversight and financial matters. When she was most recently up for re-election, Ms. Austin received nearly 94% of votes in favor.

- *The historical performance of the company under this leadership structure.* As discussed elsewhere in this proxy statement, AbbVie has established an outstanding track record of performance with a combined CEO and chair role.

- *The specific needs and circumstances of AbbVie during a given time period*. Over the past several years, AbbVie navigated the loss of exclusivity of its largest product in the U.S., integrated several acquisitions including Allergan, Cerevel, and ImmunoGen, and returned to revenue growth in 2024. Particularly as we transition past these major events, the Board feels that continuity and accountability of the leadership structure should remain consistent.

- *Investor feedback on this topic*. At the most recent stockholder meeting where a stockholder proposal to mandate an independent chair was voted on, nearly 70% of the shares voted against mandating an independent chair. Investors have also expressed support for our current leadership structure through our stockholder engagement program.

- *Other Board leadership and independence considerations*. In addition to Ms. Austin's strong independent leadership, AbbVie has recently made several additional changes to the Board, all of which further strengthen the independent oversight of the Board. The Board added three new directors since October 2023 (two of whom are independent) and appointed all new committee chairs for the four key Board committees in July 2024. This commitment to refreshment further supports the use of a combined CEO and chair role.

- *Practices at peer companies and trends across the S&P 500*. AbbVie benchmarks peer companies and their leadership structures on an ongoing basis and also monitors the external landscape in terms of the number of S&P 500 companies that utilize independent chairs.

Our **Lead Independent Director** has robust and well-defined responsibilities that provide our Board with significant leadership and oversight:

✓ leads the CEO succession planning process

✓ facilitates communication with the Board and presides over regularly conducted executive sessions of the independent directors or sessions where the Executive Chairman of the Board is not present

✓ reviews and approves matters, such as schedule sufficiency, and, where appropriate, information provided to other Board members

✓ serves as the liaison between the chair of the Board and the independent directors

✓ has the authority to call meetings of the independent directors

✓ leads the Board's evaluation of the CEO

✓ leads the annual Board and committee evaluation process, including discussing evaluations with each director individually

✓ reviews and guides agenda items for board meetings

✓ encourages effective director participation by fostering an environment of open dialogue and constructive feedback among independent directors

✓ involved in selection and interviewing of new Board members

✓ if requested by major stockholders, ensures that they are available for consultation and direct communication as needed

✓ if required, represents independent Board members externally, including in communications with stockholders and other stakeholders

✓ performs such other duties as the Board may determine from time to time

---

All directors are encouraged to consult with the Chairman on each of the above topics, as well. The Lead Independent Director, and each of the other directors, communicates regularly with the Chairman of the Board and Chief Executive Officer regarding appropriate agenda topics and other Board related matters. All directors, including the Lead Independent Director, are tasked with ensuring the Board appropriately exercises its risk management responsibilities and facilitate further discussion of risk matters in executive session as they deem necessary.

AbbVie directors have backgrounds that when combined provide a portfolio of experience and knowledge that serve AbbVie's governance and strategic needs. Director nominees are considered based on a range of criteria including broad-based business knowledge and relationships, prominence and excellent reputations in their primary fields of endeavor, as well as a global business perspective and commitment to good corporate citizenship, and ability to commit sufficient time and attention to the activities of the Board. They must have demonstrated experience and ability that is relevant to the Board's oversight role with respect to AbbVie's business and affairs. They must also be able and willing to represent the stockholders' economic interests and satisfy their fiduciary duties to stockholders without conflicts of interest. For more details on director qualifications, please see Exhibit A to AbbVie's Governance Guidelines.

Each year, the Board and its committees conduct detailed self-evaluations covering topics such as Board and committee leadership structure, composition and effectiveness, quality of Board and committee materials and discussions, priority agenda items, schedule sufficiency, and Board processes. The evaluation forms are reviewed each year to ensure they will garner robust feedback, including on topics that are of recent interest to our investors. To ensure candid feedback, the evaluations are anonymous. The full Board, led by the Lead Independent Director, discusses the evaluation reports to determine what, if any, actions or improvements should be undertaken in the near-term and long-term. The Board, committee, and CEO evaluations are discussed in executive session to allow for additional candid discussion. Committee chairs are elected annually.

Each director's biography includes the particular experience and qualifications that led the Board to conclude that the director should serve on the Board and how their qualifications add to the mix of skills on the Board. The directors' biographies are in the section of this proxy statement captioned "Information Concerning Director Nominees."

The following table highlights our directors' skills and experience. The skills identified below are considered by the nominations and governance committee to be the most relevant to the Board's oversight role with respect to AbbVie's business and affairs and to drive our culture of innovation and responsibility. The specific importance of each skill also is noted.

Such skills include, among others:

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Health Care Industry	Relevant to an industry understanding and review of our business and strategy for continued innovation.
Leadership	For a board that can successfully advise and oversee the company's business performance and represent stockholders' interests.
Global Business and Strategy	For oversight of a complex global organization like AbbVie to successfully advise and oversee the strategic development and direction of the company.
Science/Research & Development	For an understanding of AbbVie's scientific and research and development initiatives.
Corporate Governance and Public Company Board	Ensuring directors have the background and knowledge to perform oversight and governance roles.
Finance or Accounting	Enabling our directors to analyze our financial statements, oversee our capital structure, and consider financial transactions.
Government Relations and Regulatory	For an understanding of the complex regulatory and governmental environment in which our business operates.
Marketing/Sales	Experience in commercialization, marketing, and brand development, including through digital channels.

	ALPERN	AUSTIN	BURNSIDE	DAVIS	FREYMAN	GONZALEZ	HART	MEYER	MICHAEL	QUAGGIN	RAPP	ROBERTS	TILTON	WADDELL
Health Care Industry	•	•		•	•	•			•	•			•	
Leadership	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Global Business & Strategy	•	•	•	•	•	•	•	•	•		•	•	•	•
Science/ Research & Development	•			•		•	•	•	•			•	•	
Corporate Governance & Public Company Board	•	•	•		•	•	•	•	•		•	•	•	•
Finance or Accounting		•	•		•	•		•	•		•		•	•
Government Relations & Regulatory	•	•	•	•	•	•	•	•	•		•	•	•	•
Marketing/ Sales		•	•	•		•			•		•	•	•	•

Board Oversight Responsibilities

The Board has risk oversight responsibility for AbbVie and administers this responsibility both directly and with assistance from its committees. The Board reviews enterprise risks and discusses them with our senior management on a regular basis. These risks include those the company faces over various time horizons. Among the risks are those that are specific to AbbVie's business and circumstances (e.g., pipeline advancement and significant product loss of exclusivity), those that are specific to AbbVie's industry (e.g., manufacturing and regulatory compliance and health care industry dynamics such as pricing and patient access), and those faced by large, complex, multinational companies generally (e.g., tax policy). Specific relevant risk topics are reviewed and escalated to the Board or relevant committee at nearly all Board meetings throughout the year. The charters of the committees provide a framework for the types of risks to be reviewed at each committee and reported on to the full Board. The focus of the Board's oversight varies based on the type and timing of the risk being discussed. For example, for a long-term risk, the Board focuses on advance planning to mitigate the risk over time. The Board periodically invites third parties to present on a range of topics and provide outside perspectives.

AbbVie has a comprehensive enterprise risk management (ERM) program with risk management embedded within the operations of the company, clear accountability at the senior leadership level, and oversight by the Board. The audit committee oversees ERM. Through risk owners and the internal disclosure committee, there is a routine assessment of material risks to the company. Updates, if any, are provided to the Board or its committees together with updated public disclosures, when relevant. In light of the regular assessment of risk, the Board or risk owner may consult with outside advisors to evaluate the risk landscape and anticipate trends. As the company grows, relevant risk management topics may be added, such as following a large acquisition.

Acting with integrity is one of the foundational AbbVie Principles, and overseeing the company's compliance program is a key activity for the Board. AbbVie's Chief Ethics and Compliance Officer, who reports to the Executive Vice President, General Counsel and Secretary, regularly presents to the Board and committees on compliance matters.

The Board oversees AbbVie's culture, employee engagement, and overall management of human capital. This oversight ensures that AbbVie is attracting, developing, and retaining best in class employees dedicated to making a remarkable impact on patients' lives around the world. Examples of this oversight include (1) reviewing results of the biennial all employee survey, which assesses topics like employee engagement, inclusion, agility in processes, ethical decision making, and other issues critical to the company's culture, (2) oversight of the company's lawfully-compliant equity, equality, diversity, and inclusion strategy, (3) oversight of employee health and safety data and priorities, (4) reviewing the company's commitment to pay equity and results from the equity analysis to ensure this commitment is met, and (5) oversight of the company's environmental, social, and governance (ESG) strategy, including the human capital management components. The Board also interacts with employees at various levels of seniority, not solely on the executive leadership team, which facilitates a better understanding of the company's culture.

The Board is actively involved in reviewing AbbVie's privacy, cybersecurity, artificial intelligence, and other information technology risks and opportunities and discusses these topics on a regular basis. The Board and its committees also regularly review other ESG topics. For more details about committee responsibilities and oversight, please see the committee discussion in the section titled "Committees of the Board of Directors".

Board Diversity

AbbVie is committed to maintaining a Board of Directors with the skill sets, experience, and leadership necessary to provide effective oversight of AbbVie's business. AbbVie serves patients in approximately 175 countries and across many different diseases. A Board with different perspectives and experiences is critical to bringing innovative new medicines to patients and to meeting their unique needs.

36% female Board members	**21%** ethnically or racially diverse Board members

In identifying prospective directors, the Board considers diversity, including diversity of skills, experience, race, ethnicity, gender, age, and geography. The nominations and governance committee regularly considers the existing Board's diversity and assesses the effectiveness of the recruitment process in achieving a Board with diverse and applicable experience.

Committees of the Board of Directors

Audit Committee

Members	Key Characteristics and Responsibilities	Meetings in 2024: 6
F. Waddell **(Chair)** **R. Austin** **W. Burnside** **M. Meyer** **E. Rapp** **G. Tilton**	✓ The audit committee is governed by a written charter. The charter sets forth the purposes of the audit committee, identifies qualifications required for the audit committee members, and describes the committee's authority and responsibilities. ✓ The audit committee assists the Board of Directors in fulfilling its oversight responsibility with respect to AbbVie's accounting and financial reporting practices and the audit process, the quality and integrity of AbbVie's financial statements, including a review of significant accounting policies, the independent auditors' qualifications, independence, and performance, the performance of AbbVie's internal audit function and internal auditors, certain areas of legal and regulatory compliance, and enterprise risk management. The audit committee is directly responsible for the appointment, fees, retention, and oversight of the work of AbbVie's independent auditors. ✓ The audit committee also reviews information security and technology risks, including cybersecurity. ✓ Each of the members of the audit committee is financially literate, as required of audit committee members by the NYSE, and the independence requirements set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the ''Exchange Act''). ✓ The Board of Directors has determined that Ms. Austin, Mr. Rapp, Mr. Tilton, and Mr. Waddell are each individually, an ''audit committee financial expert.''	

Compensation Committee

Members	Key Characteristics and Responsibilities	Meetings in 2024: 4
B. Hart (Chair) R. Alpern R. Austin T. Freyman G. Tilton F. Waddell	✓ The compensation committee is governed by a written charter. The charter sets forth the purposes of the compensation committee, identifies qualifications required for the compensation committee members, and describes the committee's authority and responsibilities. ✓ This committee assists the Board of Directors in carrying out the Board's responsibilities relating to the compensation of AbbVie's executive officers and directors. The compensation committee annually reviews the compensation paid to the directors and gives its recommendations to the full Board regarding both the amount of director compensation that should be paid and the allocation of that compensation between equity-based awards and cash. ✓ In recommending director compensation, the compensation committee takes into account director fees paid by companies in AbbVie's Health Care Peer Group and reviews any arrangement that could be viewed as indirect director compensation. The processes and procedures used for the consideration and determination of executive compensation are described in the ''Compensation Discussion and Analysis'' section of this proxy statement. ✓ The committee also reviews, approves, and administers the incentive compensation plans in which the AbbVie executive officers participate and all of AbbVie's equity-based plans. It may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulations or with the listing rules of the New York Stock Exchange. ✓ The compensation committee has the sole authority, under its charter, to select, retain and/or terminate independent advisors who may assist the committee in carrying out its responsibilities. ✓ The compensation committee reviews and discusses with management and its independent compensation consultant potential risks associated with AbbVie's compensation policies and practices as discussed in the ''Compensation Risk Assessment'' section of this proxy statement. Each member of the committee qualifies as a ''non-employee director'' for purposes of Rule 16b-3 under the Exchange Act.	

The compensation committee has engaged Semler Brossy as its independent compensation consultant. The independent compensation consultant provides counsel and advice to the committee on executive and non-employee director compensation matters. Semler Brossy, and its principal, report directly to the chair of the committee. The principal meets regularly, and as needed, with the committee in executive sessions, and has direct access to the committee chair during and between meetings. In partnership with the consultant, the committee determines what variables it will consider, including: peer groups against which performance and pay should be examined, metrics to be used in incentive plans to assess AbbVie's performance, competitive short- and long-term incentive practices in the marketplace, and compensation levels relative to market benchmarks. The committee negotiates and approves all fees paid to Semler Brossy for these services. AbbVie did not engage Semler Brossy to perform any other services during 2024.

Based on an assessment of internally developed information and information provided by Semler Brossy, the committee has determined that its independent compensation consultant does not have a conflict of interest. A copy of the compensation committee report is included in the ''Compensation Committee Report'' section of this proxy statement.

Nominations and Governance Committee

Members	Key Characteristics and Responsibilities	Meetings in 2024: 4
T. Freyman (Chair) **R. Austin** **J. Davis** **B. Hart** **E. Rapp** **R. Roberts**	✓ The nominations and governance committee is governed by a written charter. The charter sets forth the purposes of the nominations and governance committee, identifies qualifications required for the nominations and governance committee members, and describes the committee's authority and responsibilities. ✓ This committee assists the Board of Directors in identifying individuals qualified to become Board members and recommends to the Board the nominees for election as directors at the next annual meeting of stockholders, recommends to the Board the persons to be elected as executive officers of AbbVie, recommends to the Board the corporate governance guidelines applicable to AbbVie, oversees the evaluation of the Board and management, and serves in an advisory capacity to the Board and the Chairman of the Board on matters of organization, management succession plans, major changes in the organizational structure of AbbVie, and the conduct of Board activities. ✓ The process used by this committee to identify a nominee to serve as a member of the Board of Directors depends on the qualities being sought, as described in the skills chart shown in this section. ✓ From time to time, AbbVie engages an executive search firm to assist the committee in identifying individuals qualified to be Board members.	

Public Policy and Sustainability Committee

Members	Key Characteristics and Responsibilities	Meetings in 2024: 4
M. Meyer (Chair) **R. Alpern** **R. Austin** **W. Burnside** **S. Quaggin** **R. Roberts**	✓ The public policy and sustainability committee is governed by a written charter. The charter sets forth the purposes of the public policy and sustainability committee, identifies qualifications required for the public policy and sustainability committee members, and describes the committee's authority and responsibilities. ✓ This committee assists the Board of Directors in fulfilling its oversight responsibility with respect to AbbVie's public policy, certain areas of legal and regulatory compliance, governmental affairs, health care compliance, social responsibility, and sustainability and environmental matters that affect or could affect AbbVie. ✓ Other topics within the committee's purview include but are not limited to ethics and compliance matters, government and regulatory trends relevant to AbbVie's business, political contributions, and corporate philanthropy.	

Executive Committee

The executive committee members are Mr. Gonzalez, chair, Ms. Austin, Mr. Freyman, Mr. Hart, Ms. Meyer, Mr. Michael, and Mr. Waddell. This committee may exercise all of the authority of the Board in the management of AbbVie, except for matters expressly reserved by law for Board action.

COMMUNICATING WITH THE BOARD OF DIRECTORS

Stockholders and other interested parties may communicate with the Board of Directors by writing a letter to the Chairman of the Board, to the Lead Independent Director, or to the independent directors c/o AbbVie Inc., 1 North Waukegan Road, AP34, North Chicago, Illinois 60064, Attention: corporate secretary. The corporate secretary regularly forwards to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to AbbVie's business. In addition, directors regularly receive a log of all correspondence received by the company that is addressed to a member of the Board and may request any correspondence on that log.

DIRECTOR COMPENSATION

AbbVie employees are not compensated for serving on the Board or Board committees. AbbVie's non-employee directors are compensated for their service under the AbbVie Non-Employee Directors' Fee Plan and the AbbVie Amended and Restated 2013 Incentive Stock Program. As described in "Committees of the Board of Directors— Compensation Committee," director compensation is reviewed annually by the compensation committee with the independent compensation consultant, including a review of director compensation against AbbVie's Health Care Peer Group, and a recommendation is then provided to the full Board.

The following table sets forth the non-employee directors' 2024 compensation.

Name	Fees Earned or Paid in Cash ($)(1)	Restricted Stock Unit Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
R. Alpern	120,000	214,818	0	138,608	52,051	525,477
R. Austin	162,500	214,818	0	0	79,350	456,668
W. Burnside	130,000	214,818	0	0	25,000	369,818
J. Davis	120,000	214,818	0	0	25,000	359,818
T. Freyman	147,500	214,818	0	0	20,000	382,318
B. Hart	145,000	214,818	0	0	25,000	384,818
M. Meyer	142,500	214,818	0	0	47,378	404,696
S. Quaggin	120,000	214,818	0	1,679	15,424	351,921
E. Rapp	142,500	214,818	0	0	48,151	405,469
R. Roberts	120,000	214,818	0	0	43,736	378,554
G. Tilton	155,000	214,818	0	0	50,009	419,827
F. Waddell	140,000	214,818	0	0	55,436	410,254

(1) Under the Non-Employee Directors' Fee Plan as in effect during 2024, non-employee directors earned $120,000 per year for service as a director and $25,000 per year for service as a chair of a Board committee, other than the chair of the audit committee. The chair of the audit committee received $30,000 per year for service as chair of that committee and the other members of the audit committee received $10,000 per year as a committee member. Mr. Tilton received $25,000 as the Lead Independent Director until July 1, 2024 at which point Ms. Austin was appointed to that role. Ms. Austin received $25,000 as Lead Independent Director from July through December. The non-employee director and committee fees are earned monthly for each calendar month or portion thereof that the director holds the position, excluding the month in which the director is first elected to the position.

Fees earned under the AbbVie Non-Employee Directors' Fee Plan are, at the director's election, paid currently in cash, delivered in the form of vested non-qualified stock options (based on an independent appraisal of their fair value), deferred (as an unfunded AbbVie obligation), or paid currently into an individual grantor trust established by an eligible director. The distribution of deferred fees and amounts held in a director's grantor trust generally commences at the later of when the director reaches age 65 or upon retirement from the Board of Directors. Deferred fees and fees deposited in a trust may be credited to a stock equivalent account that earns the same return as if the fees were invested in AbbVie stock or to a guaranteed interest account. If necessary, AbbVie contributes funds to a director's trust so that as of year-end the stock equivalent account balance (net of taxes) is not less than seventy-five percent of the market value of the related AbbVie common stock at year end.

(2) The amounts in this column represent the aggregate grant date fair value of the restricted stock unit awards granted during 2024, determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. AbbVie determines the grant date fair value of the

awards by multiplying the number of units granted by the average of the high and low market prices of one share of AbbVie common stock on the award grant date.

In addition to the fees described in footnote (1), each non-employee director elected to or serving on the Board of Directors on the day of the 2024 annual stockholder meeting received under the AbbVie Amended and Restated 2013 Incentive Stock Program vested restricted stock units with a target grant date value of $215,000. In 2024, this equated to 1,322 restricted stock units (after rounding the award down to the nearest whole unit), with a reportable value of $214,818. The non-employee directors receive cash payments equal to the dividends paid on the shares covered by the units at the same rate as other stockholders, but do not otherwise have access to the restricted stock units during their Board service. Upon termination or retirement from the Board, death, or a change in control of the company, a non-employee director will receive one common share for each restricted stock unit outstanding.

The following AbbVie restricted stock units were outstanding as of December 31, 2024: R. Alpern, 34,314; R. Austin, 25,755; W. Burnside, 25,755; J. Davis, 1,322; T. Freyman, 8,207; B. Hart, 18,269; M. Meyer, 15,295; S. Quaggin, 1,322; E. Rapp, 25,755; R. Roberts, 12,525; G. Tilton, 25,755; and F. Waddell, 25,755.

(3) No AbbVie stock options were outstanding as of December 31, 2024.

(4) The totals in this column include reportable interest credited under the AbbVie Non-Employee Directors' Fee Plan during 2024.

(5) Charitable contributions made by AbbVie's non-employee directors are eligible for a matching contribution (up to $25,000 annually). For 2024 contributions, the AbbVie Foundation made charitable matching contributions on behalf of the following AbbVie directors: R. Alpern, $25,000; R. Austin, $25,000; W. Burnside, $25,000; J. Davis, $25,000; T. Freyman, $20,000; B. Hart, $25,000; M. Meyer, $25,000; S. Quaggin, $10,000; E. Rapp, $25,000; R. Roberts, $25,000; G. Tilton, $25,000; and F. Waddell, $25,000.

For R. Alpern, R. Austin, M. Meyer, E. Rapp, R. Roberts, G. Tilton, and F. Waddell, this column also includes the aggregate incremental cost to AbbVie for spousal travel, inclusive of transportation, meals, and other activities, in connection with an overseas Board meeting near an AbbVie manufacturing facility that the directors toured. This column also includes reimbursement for certain taxes related to spousal air travel, as follows: R. Alpern, $10,334; R. Austin, $28,301; M. Meyer, $6,767; S. Quaggin, $5,424; E. Rapp, $8,811; R. Roberts, $5,420; G. Tilton, $10,764; and F. Waddell $11,053.

SECURITIES OWNERSHIP

Securities Ownership of Executive Officers and Directors

The table below reflects the number of shares of AbbVie common stock beneficially owned as of March 10, 2025, by each director and director nominee, the Chief Executive Officer, the Chief Financial Officer, and the three other most highly paid executive officers (NEOs), and by all directors and executive officers of AbbVie as a group. It also reflects the number of restricted stock units held by non-employee directors under the AbbVie Amended and Restated 2013 Incentive Stock Program.

Name	Shares Beneficially Owned[(1)(2)(3)]	Stock Options Exercisable within 60 days of March 10, 2025
R. Gonzalez	388,929	804,587
R. Michael	132,821	332,655
R. Alpern	34,443	0
R. Austin	37,255	0
W. Burnside	25,755	0
J. Davis	1,322	0
T. Freyman	133,430	0
B. Hart	18,269	0
M. Meyer	15,295	0
S. Quaggin	1,322	0
E. Rapp	41,744	0
R. Roberts	12,525	0
G. Tilton	50,711	0
F. Waddell	27,755	0
S. Reents	29,221	119,845
T. Richmond	6,130	233,090
A. Saleki-Gerhardt	183,766	323,654
J. Stewart	87,704	207,999
All directors and executive officers as a group[(4)]	**1,350,342**	**2,253,406**

(1) The table includes shares held in the executive officers' accounts in the AbbVie Savings Plan as follows: all executive officers as a group, 3,128. Each executive officer has shared voting power and sole investment power with respect to the shares held in his or her account.

(2) The table includes restricted stock units held by the non-employee directors. The directors' units are payable in stock as described in footnote (2) to the Director Compensation table.

(3) The table includes shared voting and/or investment power over shares as follows: J. Stewart, 1,338; A. Saleki-Gerhardt, 6,474; T. Freyman, 7,882; E. Rapp, 10,388; G. Tilton, 350; and all directors and executive officers as a group, 26,959.

(4) The directors and executive officers as a group own less than one percent of the outstanding shares of AbbVie.

Securities Ownership of Principal Stockholders

The table below reports the number of shares of AbbVie common stock beneficially owned as of December 31, 2024, by each person known to AbbVie to own beneficially more than 5% of AbbVie's outstanding common stock.

Name and Address of Beneficial Owner		Shares Beneficially Owned	Percent of Class*
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	(1)	160,380,057	9.06%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	(2)	143,180,060	8.09%

*   Percent of class is calculated based on the shares of AbbVie common stock outstanding as of March 10, 2025.

(1) Based solely on the Schedule 13G/A filed with the SEC on February 13, 2024, reporting beneficial ownership as of December 31, 2023, by The Vanguard Group, which has shared voting power with respect to 2,359,434 shares, sole dispositive power with respect to 152,454,429 shares and shared dispositive power with respect to 7,925,628 shares.

(2) Based solely on the Schedule 13G/A filed with the SEC on January 25, 2024, reporting beneficial ownership as of December 31, 2023, by BlackRock, Inc., which has sole voting power with respect to 129,971,632 and sole dispositive power with respect to 143,180,060 of its shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes the pay philosophy established for AbbVie's named executive officers (NEOs), the design of our compensation programs, the process used to examine performance in the context of executive pay decisions, and the performance goals and results for each NEO:

ROBERT A. MICHAEL	**RICHARD A. GONZALEZ**	**SCOTT T. REENTS**	**JEFFREY R. STEWART**	**AZITA SALEKI-GERHARDT**	**TIMOTHY J. RICHMOND**
Chief Executive Officer	Executive Chairman of the Board	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Commercial Officer	Executive Vice President, Chief Operations Officer	Executive Vice President, Chief Human Resources Officer

Although we describe our programs in the context of the NEOs, it is important to note that our programs generally have broad eligibility and therefore in most cases apply to employee populations outside the NEO group as well.

The content of this section is organized according to the following.

Executive Summary

COMPENSATION PHILOSOPHY

We believe that a well-designed compensation program should:

1	**Align executive interests** with the drivers of stockholder returns and profitable growth	**2**	Support achievement of the company's **primary business goals** to have a remarkable impact on patients' lives	**3**	**Attract and retain world-class executives** whose talents and contributions sustain the growth in long-term stockholder value

WHAT WE DO

✓ We balance short- and long-term strategic objectives and directly link compensation to stockholder value.

✓ We tie more than three-fourths of our NEO compensation to performance.

✓ We are committed to pay equity and conduct pay equity analyses annually to ensure pay is equitable across genders and ethnicities among U.S. employees.

✓ We have broad discretion to clawback incentive awards in the event of a material breach of the AbbVie Code of Business Conduct, as well as a robust mandatory clawback policy covering excess compensation in the event of a restatement.

✓ We engage annually with a large portion of our stockholders to gather feedback on our policies and practices.

✓ We have robust stock ownership guidelines and prohibit the selling of shares unless ownership guidelines have been met.

WHAT WE DO NOT DO

X We do not have employment agreements with any of our NEOs.

X We do not provide tax gross-ups on NEO compensation or excise tax gross-ups on severance or other payments in connection with a change in control.

X NEOs are prohibited from entering or engaging in the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of AbbVie equity securities they hold.

X We do not include pay design features that may have the potential to encourage excessive risk-taking.

X We do not pay dividends on unearned performance awards.

X We do not have single trigger change in control equity vesting or other benefits.

2024 Chief Executive Officer Transition

On February 14, 2024, the Board unanimously selected Robert A. Michael to succeed Richard A. Gonzalez as the company's CEO, effective July 1, 2024. In recognition of Mr. Michael's new responsibilities as CEO, the Board approved a base salary of $1,700,000 and his new annual cash incentive target was set at 150%.

Mr. Gonzalez retired from the role of CEO and became Executive Chairman of the Board of Directors on July 1, 2024. Further, as announced on February 14, 2025, Mr. Gonzalez will retire from the Board effective July 1, 2025 and Mr. Michael will become Chairman of the Board at that time.

At the time of his transition to Executive Chairman, Mr. Gonzalez's base salary was set at $1,500,000, a decrease from his prior base salary of $1,700,000. His new annual cash incentive target was set at 140%, down from his prior target of 165%. Mr. Gonzalez is not eligible for a 2025 bonus due to his anticipated retirement. In designing Mr. Gonzalez's compensation package, the Compensation Committee considered Mr. Gonzalez's responsibilities as Executive Chairman, the value of his insight during this critical period of transition, and the importance of facilitating a smooth leadership change. The Committee also engaged its independent compensation consultant, Semler Brossy, to provide their insight into the competitive market for Executive Chair roles following service as CEO. Mr. Gonzalez's pay package is consistent with the external competitive market, which the Compensation Committee believes is appropriate based on his leadership in the role and performance track record as CEO.

BUSINESS PERFORMANCE HIGHLIGHTS

Advanced our strategy through outstanding operational execution and investments in innovation during 2024

Total Net Revenues	**Growth Platform Net Revenues**	**Operating Cash Flow**
$56.3BN	**$47.3BN**	**$18.8BN**
4.6% operational growth compared to 2023*	+18.6% compared to 2023**	in 2024

Blockbuster Products	**Adjusted R&D Investment**	**Development Pipeline**
12	**$10.8BN**	**~90**
assets with 2024 net revenues > $1.0BN	increased $3.0BN compared to 2023*	active clinical and device programs***

The measures set forth in this table were calculated as of 12/31/2024.

*   Reflects a non-GAAP measure and is adjusted for certain items, which are reconciled in Appendix B. Operational growth is presented at constant currency rates that reflect comparative local currency net revenues at the prior year's foreign exchange rates.
**   Growth Platform reflects total net revenues less Humira net revenues.
***   Compounds, devices or indications in development individually or under collaboration or license agreements.

Strong operational execution

- Total net revenues of $56.3 billion, driven by strong performance from our Growth Platform, reflected a return to top-line growth in the first full year following the U.S. Humira loss of exclusivity (LOE).
  - o Key asset performance drove Growth Platform net revenues of $47.3 billion, an increase of 18.6% compared to 2023.
  - o AbbVie's Growth Platform comprised 84% of total net revenues in 2024, with double-digit sales growth for six key assets, including growth of over 50% for Skyrizi and Rinvoq.
- Reported diluted EPS of $2.39 on a GAAP basis and adjusted diluted EPS of $10.12. See Appendix B for the reconciliation.
- Generated operating cash flow of $18.8 billion.

Advancing new medicines and strengthening our innovative R&D pipeline

- Achieved several significant regulatory approvals, including Skyrizi for the treatment of adults with moderately to severely active ulcerative colitis (UC); Vyalev for the treatment of motor fluctuations in adults with advanced Parkinson's disease (PD); Epkinly for the treatment of adults with relapsed/refractory (r/r) follicular lymphoma (FL); Elahere for the treatment of folate receptor alpha (FRα)-positive, platinum-resistant epithelial ovarian, fallopian tube or primary peritoneal adult cancer patients treated with up to three prior therapies; and Botox Cosmetic for temporary improvement in the appearance of moderate to severe platysma bands as well as for the treatment of masseter muscle prominence (MMP).
- Advanced key late-stage assets with submission of regulatory applications for Rinvoq for the treatment of adults with giant cell arteritis (GCA) and telisotuzumab-vedotin (Teliso-V) for adults with previously treated nonsquamous non-small cell lung cancer (NSCLC) with c-Met protein overexpression as well as positive Phase 3 data for tavapadon as a monotherapy or adjunctive treatment for PD.
- Strengthened our pipeline with business development, including execution of approximately twenty





collaborations, licensing agreements, or other asset acquisitions. These transactions represent the company's commitment to invest in research and development that will contribute to AbbVie's long-term growth.

Significant long-term value creation

Market Capitalization	Quarterly Dividend	Total Stockholder Return
+$210BN	+235%	+311%
10-year increase, adding significant stockholder value	raised to $1.64 per share from $0.49 per share over the last decade	over the last decade

The measures set forth in this table were calculated as of 12/31/2024 versus 12/31/2014. The quarterly dividend increase is calculated on a declared basis.

Total stockholder return (TSR)

AbbVie has a track record of robust total stockholder returns. Over the last decade, AbbVie's TSR ranks in the top tier of its named peers and surpasses the cumulative total returns of the Standard & Poor's 500 Index and the NYSE Arca Pharmaceutical Index, as shown in the tables below.

1-Year	3-Year	5-Year	10-Year
+19%	+47%	+149%	+311%

AbbVie's Relative TSR Performance

Versus Peer Group (Multi-Year)

2024

2nd place out of 10

3 Years

2nd place out of 10

5 Years

2nd place out of 10

10 Years

2nd place out of 10

Versus Select Indices (10-Year)

311%
242%
132%
AbbVie
S&P 500
NYSE Arca Pharma Index

AbbVie's peer group above includes: Amgen, Inc; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; GlaxoSmithKline plc; Johnson & Johnson; Merck & Company, Inc; Novartis AG; and Pfizer Inc. TSR measured as of 12/31/24.

TOTAL STOCKHOLDER RETURN (TSR)

Over the last decade, AbbVie has delivered a total stockholder return of 311%, which places AbbVie in the top tier of its Health Care Peers and surpasses the cumulative total returns of the Standard & Poor's 500 Index and the NYSE Arca Pharmaceutical Index. The following graph covers the period from December 31, 2014 through December 31, 2024. This graph assumes $100 was invested in AbbVie common stock and each index on December 31, 2014 and also assumes the reinvestment of dividends. The stock price performance in the following graph is not necessarily indicative of future stock price performance.

Comparison of Cumulative Total Stockholder Return – Last Ten Years



STOCKHOLDER ENGAGEMENT

2024 Say on Pay Results

At our 2024 Annual Meeting, the say on pay proposal received support from 91.8% of our stockholders. The Board and compensation committee are encouraged by the continued, consistent stockholder support for our executive compensation program.

91.8%
Say on Pay Results

AbbVie is committed to regular, ongoing engagement with stockholders to ensure that we continue to understand stockholder feedback about our compensation program and incorporate that feedback into the compensation decision-making process. To that end, in 2024 AbbVie reached out to stockholders representing over 45% of the company's outstanding shares.

In these discussions, the aggregate feedback acknowledged the alignment of our executives' pay with AbbVie's performance and expressed support for our compensation program, consistent with the level of stockholder support for our say on pay proposals since inception. The feedback informs the compensation committee's continuous assessment of the program design and ongoing discussions with stockholders, which contribute to the evolution of the programs.

COMPENSATION PROGRAM GOVERNANCE SUMMARY

In addition to strong alignment of pay with the performance of the company and our NEOs, we maintain and are committed to good governance practices, including the following:

Good Governance Practices

Balanced Incentive Plan Design	✓ Annual incentive plan includes financial, operational, and strategic metrics to assess performance ✓ Annual incentive payout matrix used to define and cap the range for the committee's determinations (at or below the plan maximum of 200% of target with a 2024 payout matrix cap of 190%) ✓ Long-term incentive design emphasizing multiple, relative performance metrics and multi-year performance periods ✓ No duplication of performance metrics in short- and long-term incentives
Pay Equity and Sustainability	✓ Commitment to pay equity and annual pay equity analyses to ensure pay is equitable across genders and ethnicities among U.S. employees ✓ Incorporation of ESG into the strategic/leadership goals within the annual incentive plan
Strong Governance Practices	✓ Mandatory clawback of excess compensation in the event of a restatement, plus broad discretion to clawback compensation in the event of a material breach of the AbbVie Code of Business Conduct ✓ Anti-hedging and anti-pledging policies ✓ Annual comprehensive compensation program risk review ✓ Independent compensation consultant that performs no other work for the company
Pay for Performance and Stockholder Alignment	✓ Short- and long-term incentive programs closely align with performance ✓ Majority of NEO compensation tied to long-term performance ✓ Proactive stockholder engagement process
Robust Stock Ownership Requirements	✓ 6x salary for CEO and Executive Chairman and 3x salary for NEOs ✓ 5x annual fees for non-employee directors ✓ NEOs must hold and not sell equity until the minimum stock ownership requirement is satisfied
Responsible Pay Practices	✓ No single trigger vesting of equity or other benefits in the event of a change in control ✓ No repricing of stock options without express stockholder approval ✓ No tax gross-ups in executive compensation program ✓ No employment contracts ✓ No guaranteed short-term incentives or equity awards ✓ No dividends paid on unearned performance awards



Components of our Executive Compensation Program

The compensation committee of the Board oversees our executive compensation program, which includes several compensation elements that have each been tailored to incentivize and reward specific aspects of company performance the Board believes are central to delivering long-term stockholder value. Key components of our annual compensation program are listed below.

Base Salary

Designed to be competitive with market and industry norms, and to reflect individual performance

Individual salaries are established relative to market median based on each NEO's individual performance, skills, and experience, and internal equity, as well as the company's annual operating budget

Short-Term Incentives

Performance Incentive Plan (PIP)

Based on non-GAAP performance measures such as:

— Platform revenue

— Income before taxes

— Operating margin

— Return on assets

— Strategic and leadership goals

Long-Term Incentives

80% Performance shares and performance-vested restricted stock units

20% Non-qualified stock options

Our Compensation Philosophy

Align executive interests with the drivers of stockholder returns and profitable growth

Support achievement of the company's **primary business goals** to have a remarkable impact on patients' lives

Attract and retain world-class executives whose talents and contributions sustain the growth in long-term stockholder value

The compensation committee is dedicated to ensuring that a substantial portion of executive compensation is "at-risk" and variable. Generally, more than three-fourths of our NEOs' total direct compensation is variable and directly affected by both the company's and the NEO's performance, as indicated below.

CEO Pay Mix

10%
Base Salary
61%
Long-Term Incentives
CEO
29%
Short-Term Incentives
78%
Performance-Based Pay

All Other NEO Average Pay Mix

(Excluding Executive Chairman)

13%
Base Salary
61%
Long-Term Incentives
Avg Other NEOs
26%
Short-Term Incentives
76%
Performance-Based Pay

The committee believes the use of non-GAAP metrics to measure company performance for incentive plan purposes is appropriate. The use of certain non-GAAP metrics aligns NEOs to performance objectives that are commonly used to evaluate the performance of the company, provide accountability, and avoid inappropriate windfalls or penalties due to factors outside of their control. Importantly, both the goals and the financial performance are presented on a consistent non-GAAP basis.

Executive Compensation Process

COMMITMENT TO PERFORMANCE-BASED AWARDS

As discussed above, the majority of AbbVie's NEO pay is performance-based. Specific goals and targets are the foundation of our pay-for-performance process. Though quantitative metrics such as financial and operational results are a central part of our performance assessment, some goals such as leadership and progress against strategic and long-term objectives are difficult to measure using numeric or formulaic criteria. As such, the compensation committee also conducts a qualitative assessment of individual performance to ensure the overall assessment of performance and pay decisions are aligned with the company's true performance over a period of time. A discussion of the decision-making criteria for each pay component follows.

COMMITTEE PROCESS FOR SETTING TOTAL COMPENSATION

Each February, the committee, with the assistance of its independent compensation consultant and AbbVie's management team, determines pay levels for NEOs. The process starts with a consideration of compensation levels and the mix of compensation for comparable executives at companies in AbbVie's Health Care Peer Group, which are listed below in the section captioned "Compensation Benchmarking." After this benchmark review, the committee establishes NEO compensation—base salary adjustments, annual incentive awards, and long-term incentive awards—relative to the peer median in each instance. Awards can be differentiated from the peer compensation levels based on company performance, each NEO's individual performance, leadership, and contributions to AbbVie's business and strategic performance.

COMPENSATION BENCHMARKING

To provide the appropriate context for executive pay decisions, the committee, in consultation with its independent compensation consultant, assesses the compensation practices and pay levels of AbbVie's Health Care Peer Group. The committee chooses to focus on the Health Care Peer Group because its constituents share important characteristics with AbbVie, particularly the global emphasis on research-based pharmaceuticals and biopharmaceutical therapies and the regulatory environment within which they operate. Members of the Health Care Peer Group are AbbVie's primary competitors for executive talent and are companies the committee believes chiefly represent our competitive market:

Health Care Peer Group
Amgen, Inc.
Bristol-Myers Squibb Company
Eli Lilly and Company
Gilead Sciences, Inc.
GlaxoSmithKline plc
Johnson & Johnson
Merck & Company, Inc.
Novartis AG
Pfizer Inc.

ROLE OF THE COMPENSATION CONSULTANT

The compensation committee has engaged Semler Brossy as its independent compensation consultant. The committee's independent consultant reports directly to the chair of the committee. The consultant meets regularly, and as needed, with the committee in executive sessions, has direct access to the chair during and between meetings, and performs no other services for AbbVie or its senior executives. In partnership with the consultant, the committee determines what variables it will consider, which include: peer groups against which performance and pay should be examined, metrics to be used to assess AbbVie's performance, competitive incentive practices in the marketplace, and compensation levels relative to market benchmarks.

COMPENSATION RISK OVERSIGHT

The company has established, and the compensation committee endorses, several controls to address and mitigate compensation-related risk, such as employing a diverse set of performance metrics, maintaining robust stock ownership guidelines for its executives and non-employee directors, and retaining broad discretion to recover incentive awards in the event of misconduct that would constitute a material breach of the AbbVie Code of Business Conduct. The company's clawback policy also requires recoupment of excess compensation in the event earnings are subsequently restated. The committee, in collaboration with its independent compensation consultant, identified no material risks in AbbVie's compensation programs in 2024.

When considering compensation-related risk, the committee is aware of certain risks associated with drug pricing decisions. The committee weighs these, as well as other risks material to the company, when designing AbbVie's compensation programs. In addition, the committee, comprised entirely of independent directors, has discretion to adjust incentive payments, if needed, including to reflect decisions executives make that may impact AbbVie's reputation and long-term sustainability.

Compensation Plan Elements

Three primary components make up AbbVie's executive pay program: (1) base salary, (2) short-term incentives and (3) long-term incentives. The structure of each component is tailored to serve a specific function and purpose.

BASE SALARY

The compensation committee sets appropriate levels of base salary to ensure that AbbVie can attract and retain a leadership team that will continue to meet our commitments to customers and patients and sustain long-term profitable growth for our stockholders. Generally, the committee considers the median of the Health Care Peer Group as an initial benchmark, but also references additional information as needed. Specific pay rates are then established for each NEO relative to their market benchmark based on the NEO's performance, experience, unique skills, internal equity with others at AbbVie, and the company's operating budget.

In 2024, the committee and the Board approved annual base salary adjustments for Mr. Michael and Mr. Gonzalez in connection with their appointments as Chief Executive Officer and Executive Chairman, respectively, as described in the section captioned "2024 Chief Executive Officer Transition." Due to his anticipated retirement, Mr. Gonzalez is no longer eligible for annual base salary adjustments.

SHORT-TERM INCENTIVES AND 2024 RESULTS

Annual cash incentives are paid to NEOs through AbbVie's Performance Incentive Plan (PIP), which rewards executives for achieving key financial and non-financial goals measured at the company and individual levels. AbbVie's PIP structure is designed to align NEOs' interests directly with AbbVie's annual operating strategies to advance our mission, financial goals, and leadership behaviors. In doing so, it provides a direct link between the NEOs' short-term incentives and the company's and the NEOs' annual performance results through measurable financial and operational performance followed by qualitative assessments of clearly defined strategic progress and leadership behaviors.

NEO target cash incentive amounts are set as a percentage of base salary. In 2024, the committee approved target adjustments for Mr. Michael and Mr. Gonzalez in connection with their appointments as Chief Executive Officer and Executive Chairman, respectively, as described in the section captioned "2024 Chief Executive Officer Transition."

Determining actual incentive amounts is a multi-step process. An initial performance score is calculated for each NEO based on performance against weighted financial and strategic/leadership goals. This performance score results in a preliminary award amount of up to 100% of target only. Final awards are determined by the compensation committee based on a qualitative assessment of holistic performance and within the cap established from a payout matrix.

Illustration of 2024 Incentive Calculation



| Target Award | x | Performance Score | = | Preliminary Award | → | Final Committee Decision | = | Final Award |

| Plan Governance: | Maximum 100% of Target per plan design | 2024 Performance results: Capped at 190% of Target per payout matrix (plan maximum is 200%) |

The short-term incentive goals and their respective weightings are summarized in the chart below. The specific goals and weightings for each NEO are established at the start of each performance year based on the NEO's role and anticipated contributions to the company's annual objectives.

| | Financial Goals | | Strategic and Leadership Goals | | | |
	Income Before Taxes	Platform Revenue, Operating Margin, and Return on Assets[1]	R&D/ Innovation	Business Development	ESG	Other
Robert A. Michael	20 %	60 %			10 %	10 %
Richard A. Gonzalez	20 %	60 %	10 %		10 %	
Scott T. Reents	20 %	60 %			10 %	10 %
Jeffrey R. Stewart	20 %	50 %			10 %	20 %
Azita Saleki-Gerhardt	20 %	10 %	10 %		10 %	50 %
Timothy J. Richmond	20 %	20 %			25 %	35 %

(1) Financial goals are equally weighted.

Short-Term Incentive Financial Goals

The committee reviews and ensures all financial goals are appropriately rigorous and consistent with driving top-tier performance for the sector in both the short and long term. The performance targets for each goal are calibrated to a range of potential outcomes, with above target payouts for strong performance and below target payouts (including no payout) for below target performance. Targets are based on expected business, market and regulatory conditions, including expectations for our pipeline. The financial goals were carried by all of the NEOs as part of the PIP in 2024.

Goal[1]	2023 Actual	2024 Target	2024 Target vs. 2023 Actual	2024 Actual	2024 Actual vs. 2024 Target
A. Platform Revenue[2]	$ 40.0 BN [2]	$ 44.7 BN	112 %	$ 47.3 BN [2]	106 %
B. Non-GAAP Income Before Taxes	$ 24.4 BN [3]	$ 23.5 BN	96 %	$ 24.6 BN [3]	105 %
C. Adjusted Return on Assets	20.6 %	20.7 %	100 %	22.2 %	107 %
D. Non-GAAP Operating Margin	$ 25.7 BN [3]	$ 25.3 BN	98 %	$ 26.2 BN [3]	104 %

(1) Results achieved reflect certain specified items, which are reconciled in Appendix B.

(2) Platform Revenue is a non-GAAP metric comprised of net revenues less total Humira sales and adjusted for foreign exchange, as outlined in Appendix B. The committee retained for 2024 the use of Platform Revenue, first introduced as a performance metric within the PIP in 2022, to reinforce management's focus on growth opportunities to offset anticipated revenue decline associated with U.S. Humira loss of exclusivity (LOE). The Platform Revenue target and result are adjusted for foreign exchange because it is unpredictable at the time the target is set.

(3) Evaluated on a constant currency basis.

Short-Term Incentive Strategic and Leadership Goals

Each NEO achieved or exceeded their 2024 strategic and leadership goals, which are listed below:

- **Robert A. Michael:** Execute key strategic initiatives to drive sustainable long-term business performance; deliver value to our stockholders; build investor confidence and credibility; successfully advance mid- and late-stage pipeline assets; continue to drive employee engagement and motivation around AbbVie's mission and future prospects; advance our transformation to a biopharmaceutical culture; and achieve proprietary pharmaceutical pipeline enhancement objectives.
- **Richard A. Gonzalez:** Execute key strategic initiatives to drive sustainable long-term business performance; successfully advance mid- and late-stage pipeline assets; maintain shareholder value through investor activities; and support a successful CEO transition through expert advice and mentorship to Mr. Michael as he transitions to lead the company.
- **Scott T. Reents:** Drive enterprise finance strategic initiatives and transformation on key financial processes; ensure execution and provide oversight of company financial goals; and achieve transaction integration objectives.
- **Jeffrey R. Stewart:** Achieve key product milestones; drive patient access for all therapies across the different franchises; and successfully adapt and execute market strategies relative to external considerations.
- **Azita Saleki-Gerhardt:** Successfully drive operations optimization and milestones; execute on objectives including product launches and financial goals; and support research and development initiatives per company strategy.
- **Timothy J. Richmond:** Elevate and build AbbVie's culture aligned with organizational objectives; drive core HR capabilities focusing on employee experience and leadership development; and lead relevant efforts linked to company strategy that enhance AbbVie's reputation, promote effective governance, ensure the future sustainability of our business and provide robust talent sources.

Assessments of performance against financial results consider the effect of foreign exchange and other specified adjustments and/or unusual or unpredictable events, and the appropriateness of these adjustments is reviewed annually by the committee. In 2024, specified adjustments included intangible asset amortization, acquisition and integration-related costs, IPR&D and milestones expense, change in fair value of contingent consideration, impacts related to the settlement of income tax examinations and changes in income tax reserves, and other items, as described in Appendix B.

In 2024, our NEOs continued to take a formal goal aligned to driving AbbVie's environmental, social, and governance (ESG) framework. The ESG goal was weighted 10% within the short-term incentive program for each NEO. As part of this ESG goal category, all senior leaders, including the NEOs, continued to take a goal aligned to executing the equity, equality, diversity, and inclusion (EEDI) strategy.

AbbVie's senior executives have different areas of focus when it comes to driving the company's ESG framework, and together, the executives' ESG accomplishments under this goal cover all of AbbVie's material ESG drivers.

Example achievements under the ESG goal category in 2024 by AbbVie's senior executives included, for example:
- Over 235,000 U.S. patients were provided medicine at no cost through our patient assistance program in 2024.
- Decreased our Scope 1 and 2 emissions by more than 26% in 2024 compared to our 2021 baseline, positioning us well to meet our 42% Scope 1 and 2 emissions reduction target by 2030.
- Over 13,000 AbbVie employees in nearly 60 countries and territories donated more than 47,000 volunteer hours during AbbVie's annual Week of Possibilities volunteer event.

Our EEDI strategy includes specific priority areas to ensure AbbVie fosters a culture that is inclusive and innovative – in service of our people, patients, and business. 2024 progress on this strategy includes:
- <u>Fostering an inclusive workplace</u>. Developing and delivering innovative life-changing medicines for our diverse patient population with unique health challenges, requiring thoughtfulness and creativity that comes from a wide range of inputs. With this viewpoint in mind, we continued to design and implement

talent attraction, sourcing, and hiring solutions, as well as talent development and management approaches, that meet our employees' talent and career needs. The diversity we seek is broad and includes many unique life experiences and factors. We are proud of our ability to hire and promote based on merit and qualification while still fostering an inclusive workplace where all employees can perform and thrive.

- Building inclusive leadership. We continued our focus on enhancing inclusive leadership capabilities across all people leaders, with emphasis on understanding, skill building, and accountability. We continued to build inclusive leadership behaviors related to how leaders lead people and teams.
- Strengthening community, well-being and belonging. We continued to enhance the impact of our inclusive culture by addressing opportunities for belonging and well-being.

Annual Incentive Payout Matrix

A formal payout matrix based on platform revenue and income before taxes guides the committee by capping the range of final awards at or below the plan maximum of 200% of target. The matrix is used to ensure alignment between PIP payout outcomes and company financial performance. In 2024, the compensation committee maintained a payout matrix capped at 190% of target.

For 2024, actual platform revenue performance was 106% compared to target, while actual income before taxes was 105% compared to target. As a result of this performance, the annual incentive payout matrix capped the annual incentives at 190% of target, below the plan maximum of 200% of target.

Annual Incentive Payout Matrix[1]	2023 Actual	2024 Target	2024 Target vs. 2023 Actual	2024 Actual	2024 Actual vs. 2024 Target
Platform Revenue[2]	$ 40.0 BN [2]	$ 44.7 BN	112 %	$ 47.3 BN [2]	106 %
Non-GAAP Income Before Taxes	$ 24.4 BN [3]	$ 23.5 BN	96 %	$ 24.6 BN [3]	105 %
		2024 Payout Matrix Result		**Capped at 190% of target (below 200% plan maximum)**	

(1) Results achieved reflect certain specified items, which are reconciled in Appendix B.

(2) Platform Revenue is a non-GAAP metric comprised of net revenues less total Humira sales and adjusted for foreign exchange, as outlined in Appendix B. The committee retained for 2024 the use of Platform Revenue, first introduced as a performance metric within the PIP in 2022, to reinforce management's focus on growth opportunities to offset anticipated revenue decline associated with U.S. Humira loss of exclusivity (LOE). Platform Revenue target and result are adjusted for foreign exchange because it is unpredictable at the time the target is set.

(3) Evaluated on a constant currency basis.

The results for each of our NEOs are shown below.

Executive	Target Award $ Value	% of Salary	$ Actual Award Paid
Robert A. Michael	2,550,000	150 %	4,590,000
Richard A. Gonzalez	2,452,500 [1]	152.5 % [1]	4,414,500
Scott T. Reents	1,320,000	120 %	2,250,000
Jeffrey R. Stewart	1,545,000	120 %	2,900,000
Azita Saleki-Gerhardt	1,236,000	120 %	2,100,000
Timothy J. Richmond	1,236,000	120 %	1,950,000

(1) Mr. Gonzalez's target award value was prorated using the 165% target from January-June 2024 based on his role as CEO and the 140% target from July-December 2024 based on his role as Executive Chairman.

LONG-TERM INCENTIVES AND 2024 RESULTS

The executive long-term ("LTI") program design aligns AbbVie's LTI compensation with key operational and financial initiatives, including sustained EPS growth and generation of superior investment returns relative to peers. In 2024, NEOs received annual LTI awards with the following characteristics:

Long-Term Incentive Program

Award Type	Metric	Performance Period
40% Performance Shares	EPS 3-Year Relative TSR Modifier	3 Years
40% Performance-Vested Restricted Stock Units	Relative Return on Invested Capital	3 Years
20% Non-Qualified Stock Options	Stock Price Appreciation	10-year term

- **Performance Shares (40% of total LTI award)**—These awards have the potential to vest at 0% to 250% of target after a three-year performance period and are earned based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends on performance shares accrue during the performance period and are paid at vesting only to the extent that shares are earned.

- **Performance-Vested Restricted Stock Units (40% of total LTI award)**—These awards have the potential to vest at 0% to 200% of target in one-third increments during a three-year performance period and are earned based on AbbVie's return on invested capital (ROIC) relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned.

- **Non-Qualified Stock Options (20% of total LTI award)**—These awards have the potential to vest in one-third increments on each of the first three annual anniversaries of the grant date, subject to continued employment with the company. The option exercise price is set at or above fair market value on the grant date. To the extent that the options vest, the award expires ten years after the grant date.

Performance Share and Performance-Vested Restricted Stock Unit Targets and Results

Performance targets and results associated with the 2024 awards of performance shares and 2022-2024 awards of performance-vested restricted stock units are shown below. Relative TSR results for the performance shares are in progress; these results and their impact on final payout will be disclosed following the completion of the three-year performance period.

Performance Objective and Impact on Payout	Threshold	Target	Maximum	Result	Impact on Payout
		Performance Shares			
2024 Adjusted Diluted EPS[1,2]	$9.58	$9.63	$9.83	$10.12	200%
EPS Impact on Payout	50%	100%	200%		
2024-2026 Relative TSR	Relative TSR is measured over a 3-year performance period and used as a modifier				
		Performance-Vested Restricted Stock Units			
2024 Relative ROIC[2] (2024 Award)	40th - 50th percentile	50th - 65th percentile	>85th percentile	92nd percentile	200%
2024 Relative ROIC[2] (2023 Award)	40th - 50th percentile	50th - 65th percentile	>85th percentile	92nd percentile	200%
2024 Relative ROIC[2] (2022 Award)	40th - 50th percentile	50th - 65th percentile	>85th percentile	92nd percentile	200%
ROIC Impact on Payout	50%	100%	200%		

(1) Diluted earnings per share is adjusted to exclude certain specified items and is a non-GAAP measure, which is reconciled in Appendix B.

(2) Due to the uncertainty associated with the timing of upfront and milestone payments, the financial goals established to evaluate management performance for purposes of incentive compensation exclude the impact of these payments. However, the performance goals shown in this table have been adjusted to account for upfront and milestone expenses in 2024 and the results include the impact of those payments.

AbbVie granted performance shares in 2022 that were subject to a 3-year performance cycle that ended December 31, 2024. The table below shows the performance targets and actual results.

Performance Objective & Payout Modification	Threshold	Target	Maximum	Actual
Relative TSR	15 pts below index	Equal to index performance	15 pts above index	38.6 pts above index
Payout Modification	-25%	0%	+25%	+25% Modification

Policies and Practices Related to the Timing of Grants of Certain Equity Awards

AbbVie's policy with respect to its annual equity award for all eligible employees, including the NEOs, is to grant the award and set the grant price, which is used to calculate the number of shares covered by awards and establish the exercise price for stock options, at the compensation committee's regularly scheduled February meeting each year.

These meeting dates generally are the third Thursday of February and are scheduled two years in advance. The grant price is the average of the highest and lowest trading prices of a common share on the date of the grant (rounded up to the next even penny). The grant price for the 2024 annual grant was $175.28. The high, low and closing prices of an AbbVie common share on the grant date (February 15, 2024) were $176.74, $173.81, and $176.59 respectively. All LTI awards are subject to a minimum vesting period of 12 months.

The company does not schedule its equity grants in anticipation of the release of material, non-public information ("MNPI") or time the release of MNPI based on equity grant dates. The following table presents information regarding option awards granted to our NEOs in the fiscal year ended December 31, 2024, during any period beginning four business days before the filing or furnishing of a periodic report or current report disclosing MNPI and ending one business day after the filing or furnishing of such report with the SEC.

Name	Grant date	Number of securities underlying the award		Exercise price of the award ($/Share)	Grant date fair value of the award	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic Information[1]
Robert A. Michael	2/15/2024	59,888	$	175.28	$1,888,269	(1.32)%
Richard A. Gonzalez	2/15/2024	113,472	$	175.28	$3,577,772	(1.32)%
Scott T. Reents	2/15/2024	31,520	$	175.28	$993,826	(1.32)%
Jeffrey R. Stewart	2/15/2024	39,085	$	175.28	$1,232,350	(1.32)%
Azita Saleki-Gerhardt	2/15/2024	29,313	$	175.28	$924,239	(1.32)%
Timothy J. Richmond	2/15/2024	28,998	$	175.28	$914,307	(1.32)%

(1) On February 20, 2024, the company reported its financial results for the fiscal year ended December 31, 2023 on Form 10-K.

BENEFITS

Benefits are an important part of retention and capital preservation for all employees, helping to protect against the impact of unexpected catastrophic loss of health and/or earnings potential, as well as providing a means to save and accumulate for retirement or other post-employment needs.

Each of the benefits described below supports the company's objective of providing a market competitive total rewards program. Individual benefits do not directly affect decisions regarding other benefits or pay components, except to the extent that all benefits and pay components must, in aggregate, be competitive, as previously discussed.

Retirement Benefits

The NEOs and other eligible U.S. employees participate in the AbbVie Pension Plan, the company's principal qualified defined benefit plan. NEOs and certain other employees also participate in the AbbVie Supplemental Pension Plan. These plans are described in greater detail in the section of this proxy statement captioned "Pension Benefits."

The Supplemental Pension Plan is a non-qualified defined benefit plan that cannot be secured in a manner similar to a qualified plan, for which assets are held in trust, so eligible executives receive an annual cash payment equal to the increase in the present value of their Supplemental Pension Plan benefit. Eligible executives have the option of depositing the annual payment into an individually established grantor trust, net of tax withholdings. Deposited amounts may be credited with the difference between the NEO's actual annual trust earnings and the rate used to calculate trust funding (currently 8 percent). Amounts deposited in the individual trusts are not tax-deferred and the NEOs personally pay the taxes on those amounts without gross-ups.

The manner in which the grantor trust assets are to be distributed to an NEO upon retirement from the company generally follows the distribution method elected by the NEO under the AbbVie Pension Plan. If an NEO (or the

NEO's surviving spouse, depending on the pension distribution method elected by the NEO under the AbbVie Pension Plan) lives beyond the actuarial life expectancy age used to determine the Supplemental Pension Plan benefit, and therefore exhausts the trust balance, the Supplemental Pension Plan benefit are paid to the NEO (or their surviving spouse) by AbbVie.

Savings Plans

The NEOs and other eligible U.S. employees are permitted to defer a portion of their annual base salary under the AbbVie Savings Plan, the company's principal qualified defined contribution plan, up to the IRS contribution limits. Eligible executives also may defer up to 18 percent of their base salary, less contributions to the AbbVie Savings Plan, to the AbbVie Supplemental Savings Plan, which is a non-qualified defined contribution plan. Eligible executives may defer these amounts to unfunded book accounts or choose to have the amounts paid in cash on a current basis and deposited into individually established grantor trusts, net of tax withholdings. These amounts are credited annually with earnings. Amounts deposited in the individual trusts are not tax-deferred and the NEOs personally pay the taxes on those amounts without gross-ups.

NEOs elect the manner in which the assets held in their grantor trusts will be distributed to them upon retirement or other separation from the company. These arrangements are described in greater detail in this proxy statement beginning with the section captioned "Summary Compensation Table."

Financial Planning

NEOs are paid an annual stipend of $10,000 for estate planning advice, tax preparation and general financial planning fees. The stipend is income to the NEO, who is responsible for payment of all resulting taxes without gross-ups.

Company-Provided Transportation

NEOs are eligible for transportation perquisites that are designed to improve the effectiveness and efficiency of their work, including the use of a company-leased vehicle and access to company-provided air travel, as appropriate. In some circumstances, these benefits may be used for personal travel, which would then be considered part of the NEO's total compensation and treated as taxable income to them under applicable tax laws. The NEOs pay the taxes on such income without gross-ups.

Disability Benefits

In addition to AbbVie's standard disability benefits, NEOs are eligible for a monthly long-term disability benefit, which is described in the "Potential Payments upon Termination or Change in Control" section of this proxy statement.

EMPLOYMENT AGREEMENTS

AbbVie does not have employment agreements with any of its NEOs.

CHANGE IN CONTROL AGREEMENTS

AbbVie has entered into change in control agreements with its NEOs to aid in retention and recruitment, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the company, and to protect the earned benefits of the NEOs against potential adverse changes resulting from a change in control.

The change in control agreements contain a double-trigger feature, meaning that if the NEO's employment is terminated other than for cause or permanent disability, or if the NEO elects to terminate employment for good reason, within two years following a change in control, they are entitled to receive certain pay and benefits as described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control."

EXCISE TAX GROSS-UPS

AbbVie does not provide excise tax gross-ups on NEO severance or other payments in connection with a change in control.

Other Matters

STOCK OWNERSHIP GUIDELINES

AbbVie's stock ownership guidelines are designed to further promote sustained stockholder return and to ensure the company's senior executives remain focused on both short- and long-term objectives. Each senior executive has five years from the date of election or appointment to their position to achieve the ownership level associated with their position. NEOs are not allowed to sell stock, except for tax withholding at vesting or exercise, if they do not satisfy the minimum stock ownership requirement. The minimum stock ownership guidelines for the CEO and other NEOs are as follows:

Executive	Stock Ownership Requirement	Requirement Met?
Robert A. Michael	6x Base Salary	Yes
Richard A. Gonzalez	6x Base Salary	Yes
Scott T. Reents	3x Base Salary	Yes
Jeffrey R. Stewart	3x Base Salary	Yes
Azita Saleki-Gerhardt	3x Base Salary	Yes
Timothy J. Richmond	3x Base Salary	Yes

In addition, AbbVie's non-employee directors are required to own AbbVie stock valued at five times (5x) the annual fee for service as a director under the AbbVie Non-Employee Directors' Fee Plan within five years of joining the Board or as soon as practicable thereafter.

CLAWBACK POLICY

The committee does not anticipate there would ever be circumstances where a restatement of earnings upon which any incentive plan award decisions were based would occur or circumstances where an executive officer engages in misconduct that would constitute a material breach of the AbbVie Code of Business Conduct. Nevertheless, the committee, in evaluating such circumstances, has broad discretion to take all actions necessary to protect the interests of stockholders, up to and including actions to recover incentive awards. This includes a mandatory clawback of excess compensation in the event of a restatement, consistent with SEC rules, as well as broad authority to clawback compensation in the event of a material breach of the AbbVie Code of Business Conduct. For more details, AbbVie's Code of Business Conduct is available in the corporate governance section of AbbVie's investor relations website at www.abbvieinvestor.com.

ANTI-HEDGING AND ANTI-PLEDGING POLICIES

AbbVie has a formal policy that prohibits directors and officers subject to Section 16 of the Exchange Act, including all of the NEOs, from entering into or engaging in the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of AbbVie equity securities they hold. AbbVie also has a formal policy that prohibits directors and officers subject to Section 16 of the Exchange Act, including all of the NEOs, from pledging AbbVie common stock as collateral for a loan.

In addition, the AbbVie Amended and Restated 2013 Incentive Stock Program provides that no long-term incentive award may be assigned, alienated, sold or transferred other than by will or by the laws of descent and distribution or as permitted by the compensation committee for estate planning purposes, and no award and no right under any award may be pledged, alienated, attached or otherwise encumbered. All members of senior management, including the company's NEOs, and certain other employees are required to clear any transaction involving company stock with the Legal department prior to entering into such transaction.

INSIDER TRADING POLICY

AbbVie has adopted a formal insider trading policy applicable to directors, officers, employees and agents of the company, along with third parties who are in a confidential relationship with AbbVie (collectively, "covered persons"), that we believe is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable listing standards. Among other things, our insider trading policy (i) prohibits trading by covered persons in our securities while in possession of material non-public information ("MNPI") about AbbVie or AbbVie securities, except under pre-approved Rule 10b5-1 trading plans, or in the securities of any other company with respect to which such covered persons have received MNPI as a result of their relationship with or employment by AbbVie, (ii) prohibits disclosing MNPI to others who may trade in AbbVie securities or in the securities of any other publicly traded company on the basis of such MNPI, and (iii) specifies our blackout periods (and who is subject to such periods), our pre-clearance procedures (and who is subject to such procedures) and requirements regarding pre-approved trading plans that meet the requirements of Rule 10b5-1 under the Exchange Act. A copy of our insider trading policy was filed as Exhibit 19 to our 2024 Annual Report on Form 10-K filed with the SEC on February 14, 2025.

Compensation Committee Report

The compensation committee of the Board of Directors is primarily responsible for reviewing, approving and overseeing AbbVie's compensation plans and practices, and works with management and the committee's independent compensation consultant to establish AbbVie's executive compensation philosophy and programs. The committee reviewed and discussed the Compensation Discussion and Analysis with management and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

B. Hart, Chair, R. Alpern, R. Austin, T. Freyman, G. Tilton, and F. Waddell

Compensation Risk Assessment

During 2024, in collaboration with the compensation committee's independent compensation consultant, AbbVie conducted an in-depth risk assessment of its compensation policies and practices, including those related to executive compensation programs for NEOs. The risk assessment included a quantitative and qualitative analysis of AbbVie's executive compensation programs and broader employee incentive compensation plans. AbbVie also considered how these programs compare, from a design perspective, to programs maintained by other companies. Based on this assessment, it was determined that AbbVie's executive compensation programs are balanced and appropriately incent employees, and any risks arising from the compensation policies and practices are not reasonably likely to have a material adverse effect on AbbVie. The following factors were among those considered in making this determination:

- AbbVie is committed to pay equity and conducts pay equity analyses annually to ensure pay is equitable across genders and ethnicities among U.S. employees.
- AbbVie's compensation structure contributes to a corporate culture that encourages our NEOs to regard AbbVie as a long-term employer. For example, equity awards vest over multi-year periods, which encourages NEOs to consider the long-term impact of their decisions and align their interests with those of AbbVie's stockholders.
- AbbVie's annual incentive program is based on multiple performance measures, balancing earnings achievement with other factors. Since earnings are a key component of stock price performance, this aspect of AbbVie's compensation plan also promotes alignment with stockholder interests.

- AbbVie does not include certain pay design features that may have the potential to encourage excessive risk-taking, such as: over-weighting toward annual incentives, highly leveraged payout curves, unreasonable thresholds or dramatic changes in payout opportunity at certain performance levels that may encourage inappropriate short-term business decisions to meet payout thresholds. In addition for 2024, a limit of 190% of target applies to any awards made under the NEO short-term incentive program.
- AbbVie's annual long-term incentive program focuses NEOs on longer-term operating performance and aligns NEOs with stockholder interests through the use of multi-year performance periods and multiple performance measures, including relative total stockholder return. AbbVie's NEOs received roughly two-thirds of their total direct compensation in the form of long-term incentives (20% of which are stock options that may vest over a three-year period and 80% of which are performance-based awards that may vest over a three-year performance period).
- AbbVie makes equity awards and sets grant prices at the same time each year, at the compensation committee's regularly scheduled meeting in February. In addition, AbbVie does not award discounted stock options or immediately vested equity awards to NEOs.
- AbbVie has robust stock ownership guidelines for its senior executives, which promotes alignment with stockholder interests, and other good governance equity practices such as anti-hedging and anti-pledging policies.
- AbbVie's compensation committee has the ability to exercise downward discretion in determining annual incentive plan payouts.
- AbbVie's compensation committee is required to clawback excess compensation in the event of a restatement, plus retains broad discretion to clawback compensation in the event of a material breach of the AbbVie Code of Business Conduct.
- AbbVie requires mandatory training on its code of conduct and policies and procedures to educate its employees on appropriate behaviors and the consequences of taking inappropriate actions.

The risk assessment results were presented to the compensation committee by its independent compensation consultant.

Summary Compensation Table

This section contains compensation information for AbbVie's NEOs for the fiscal year ended December 31, 2024. The following table summarizes compensation awarded to, earned by and/or paid to AbbVie's NEOs in connection with their service to AbbVie during 2024, 2023 and 2022, as applicable. The section of this proxy statement captioned "Compensation Plan Elements" describes in greater detail the information reported in this table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)(5)	All Other Compensation ($)(6)	Total ($)
Robert A. Michael	2024	$1,607,404	0	$7,915,762	$1,888,269	$4,590,000	$2,008,986	$482,096	$18,492,517
Chief Executive Officer	2023	1,427,376	0	5,440,297	1,365,031	3,000,000	3,019,112	189,504	14,441,320
	2022	1,330,000	0	4,675,204	1,099,516	2,510,625	1,607	157,417	9,774,369
Richard A. Gonzalez	2024	1,603,846	0	14,998,650	3,577,772	4,414,500	1,863,298	2,044,822	28,502,888
Executive Chairman of the	2023	1,700,000	0	13,701,890	3,437,871	3,500,000	1,331,617	1,990,594	25,661,972
Board	2022	1,700,000	0	15,301,308	3,598,419	3,927,000	439,214	1,321,244	26,287,185
Scott T. Reents	2024	1,073,077	0	4,166,190	993,826	2,250,000	2,010,658	498,603	10,992,354
Executive Vice President, Chief	2023	973,077	0	4,029,950	1,011,112	1,850,000	2,012,889	309,684	10,186,712
Financial Officer	2022	753,139	0	2,104,732	259,874	1,400,000	973,716	130,475	5,621,936
Jeffrey R. Stewart	2024	1,277,404	0	5,165,930	1,232,350	2,900,000	2,645,088	826,528	14,047,300
Executive Vice President, Chief	2023	1,188,500	0	4,190,943	1,051,574	2,525,000	5,791,678	601,863	15,349,558
Commercial Officer	2022	1,106,458	0	5,612,478	849,618	1,654,208	179,792	222,565	9,625,119
Azita Saleki-Gerhardt	2024	1,021,923	0	3,874,447	924,239	2,100,000	1,052,397	943,475	9,916,481
Executive Vice President, Chief	2023	941,005	0	2,740,197	687,562	1,850,000	2,361,465	719,423	9,299,652
Operations Officer	2022	866,413	0	5,399,913	799,644	1,439,255	223,236	271,087	8,999,548
Timothy J. Richmond	2024	1,021,923	0	3,832,822	914,307	1,950,000	1,711,768	872,716	10,303,536
Executive Vice President, Chief Human Resources Officer (7)									

(1) In accordance with Securities and Exchange Commission (SEC) rules, the amounts in this column represent the aggregate grant date fair value of the awards determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. AbbVie generally determines the grant date fair value of stock awards by multiplying the number of shares granted by the average of the high and low market prices of one share of AbbVie common stock on the award grant date. The grant date fair value of performance shares and performance-based restricted stock units is determined assuming target performance (the most probable outcome as of the grant date), and the value of the performance shares with a TSR market condition is determined using the Monte Carlo simulation model. Assuming the maximum level of performance conditions will be achieved for all performance shares and performance-based restricted stock units, the grant date fair values for Mr. Michael, Mr. Gonzalez, Mr. Reents, Mr. Stewart, Dr. Saleki-Gerhardt, and Mr. Richmond, would be $17,889,416, $33,896,645, $9,415,532, $11,674,930, $8,756,102, and $8,662,029, respectively.

(2) In accordance with SEC rules, the amounts in this column represent the aggregate grant date fair value of the awards determined in accordance with FASB ASC Topic 718. These amounts were determined as of the option grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with the SEC rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value, if any, eventually realized by the NEO. The weighted-average assumptions used to estimate the grant date fair value of options granted in 2024, along with the weighted-average grant date fair value, are shown below:

Assumption	
Risk-free interest rate	4.13 %
Average life of options (years)	5.8
Volatility	23.29 %
Dividend yield	3.92 %
Fair value per stock option	$ 31.53

(3) The compensation reported in this column for 2024 was earned as a performance-based incentive award pursuant to the AbbVie Performance Incentive Plan. Additional information regarding the plan can be found in the "Compensation Plan Elements" section of this proxy statement.

(4) The plan amounts shown below are reported in this column, excluding negative amounts under the AbbVie Pension Plan and the AbbVie Supplemental Pension Plan in accordance with SEC rules. The amounts shown below beside each NEO's name are for 2024, 2023, and 2022, respectively, as applicable.

AbbVie Pension Plan

R. Michael: $3,402 / $119,233 / $(269,837); R. Gonzalez: $(14,755) / $927 / $(48,867); S. Reents: $31,435 / $90,112 / $(11,195); J. Stewart: $23,084 / $277,907 / $(263,944); A. Saleki-Gerhardt: $76,048 / $190,794 / $(202,627); and T. Richmond $36,076.

AbbVie Supplemental Pension Plan

R. Michael: $1,669,967 / $2,776,666 / $(1,162,821); R. Gonzalez: $(1,228,397) / $(154,979) / $(3,814,003); S. Reents: $1,479,025 / $1,627,895 / $893,948; J. Stewart: $1,682,840 / $4,918,891 / $(1,248,100); A. Saleki-Gerhardt: $(329,624) / $1,462,884 / $(1,289,139); and T. Richmond $708,718.

The changes in pension value result primarily from the following factors: (i) the effect of changes in the actuarial assumptions AbbVie uses to calculate plan liability for financial reporting purposes; (ii) additional pension benefit accrual under the Pension Plan and the Supplemental Pension Plan; and (iii) the impact of the time value of money on the pension value.

Non-Qualified Defined Contribution Plan Earnings

The totals in this column include reportable interest credited under the AbbVie Performance Incentive Plan and the AbbVie Supplemental Savings Plan.

R. Michael: $335,617 / $123,213 / $1,607; R. Gonzalez: $1,863,298 / $1,331,617 / $439,214; S. Reents: $500,198 / $294,882 / $79,768; J. Stewart: $939,164 / $594,880 / $179,792; A. Saleki-Gerhardt: $1,052,397 / $707,787 / $223,236; and T. Richmond: $966,974.

(5) The amounts shown in this column include the change in pension value during the applicable year, which is attributable to changes in actuarial assumptions (primarily discount rate and mortality tables) and other factors based on plan design (primarily pay, service and age).

The present value of a pension benefit is determined, in part, by the discount rate used for accounting purposes. The discount rate is determined by reference to the prevailing market rate of interest. In 2024, interest rates increased and the discount rates used for the Pension Plan and the Supplemental Pension Plan were increased to reflect that change. An increase in the discount rate decreases the present value of participants' pension benefits while actual monthly payments to be made to participants are not changed. The discount rate used for 2024 was 5.85% for the Pension Plan and 5.80% for the Supplemental Pension Plan. The discount rate used for 2023 was 5.14% for the Pension Plan and 5.12% for the Supplemental Pension Plan. The discount rate used for 2022 was 5.32% for the Pension Plan and 5.30% for the Supplemental Pension Plan. The mortality assumptions that apply for actuarial purposes also affect pension values.

In addition to the effect of the changes in actuarial assumptions, the change in pension value reflects the application of the benefit formulas under the Pension Plan and the Supplemental Pension Plan, which are described in the section of this proxy statement captioned "Pension Benefits." As participants' pay changes, the formulas yield revised pension values. Furthermore, as a participant ages and service credit accumulates year over year (before the participant is eligible for unreduced pension benefits), the present value of their pension benefits increases, even without changes in pay or actuarial assumptions.

(6) The amounts shown below are reported in this column for 2024.

Earnings for Non-Qualified Defined Benefit and Non-Qualified Defined Contribution Plans

R. Michael: $143,399; R. Gonzalez: $1,608,552; S. Reents: $359,391; J. Stewart: $719,078; A. Saleki-Gerhardt: $858,145; and T. Richmond: $785,920.

Each of the NEOs' awards under the AbbVie Performance Incentive Plan is paid in cash to the NEO on a current basis and, for eligible NEOs, may be deposited into a grantor trust established by the NEO, net of maximum tax withholdings. Each of the eligible NEOs has also established grantor trusts in connection with the AbbVie Supplemental Pension Plan and the AbbVie Supplemental Savings Plan. These amounts include earnings net of the reportable interest included in footnote (4).

Employer Contributions to Defined Contribution Plans

R. Michael: $80,370; R. Gonzalez: $80,192; S. Reents: $53,654; J. Stewart: $63,447; A. Saleki-Gerhardt: $51,096; and T. Richmond $51,096.

These amounts include AbbVie contributions to the AbbVie Savings Plan and the AbbVie Supplemental Savings Plan, as applicable. The Supplemental Savings Plan permits eligible NEOs to contribute amounts in excess of the annual limit set by the Internal Revenue Code for employee contributions to 401(k) plans up to the excess of (i) 18 percent of their base salary over (ii) the amount contributed to AbbVie's tax-qualified 401(k) plan. AbbVie matches participant contributions at the rate of 250 percent of the first 2 percent of compensation contributed to the plan. The eligible NEOs have these amounts paid to them in cash on a current basis and deposited into a grantor trust established by the NEO, net of maximum tax withholdings.

Other 2024 Compensation

The totals shown in the table include the cost of providing a corporate automobile less the amount reimbursed by the NEO: R. Michael: $26,818; R. Gonzalez: $13,962; S. Reents: $25,632; J. Stewart: $32,920; A. Saleki-Gerhardt: $23,152; and T. Richmond: $24,618. AbbVie imputes income to the NEO, if required, and the NEO pays taxes in accordance with tax regulations without gross-ups.

The totals shown in the table include a financial planning services allowance for each NEO: R. Michael: $10,000; R. Gonzalez: $10,000; S. Reents: $10,000; J. Stewart: $10,000; A. Saleki-Gerhardt: $10,000; and T. Richmond: $10,000. AbbVie imputes income to the NEO, if required, and the NEO pays taxes in accordance with tax regulations without gross-ups.

The totals shown in the table include the following costs for non-business-related air travel and services less the amount reimbursed by the NEO: R. Michael: $211,248; R. Gonzalez: $332,115; and S. Reents: $48,844. AbbVie determines the incremental cost for flights based on the direct cost to AbbVie, including fuel costs, parking, handling and landing fees, catering, travel fees, and other miscellaneous direct costs. AbbVie imputes income to the NEO, if required, and the NEO pays taxes in accordance with tax regulations without gross-ups.

The totals shown in the table also include (a) for Mr. Michael, the cost of providing security services for personal travel (including lodging, meals, transportation and incidentals for the security employee), and (b) for all NEOs, the cost of seasonal gifts. AbbVie imputes income to the NEO, if required, and the NEO pays taxes in accordance with tax regulations without gross-ups.

The NEOs also are eligible to participate in an executive disability benefit, which is described in the "Potential Payments upon Termination or Change in Control" section of this proxy statement.

(7) In February 2025, Mr. Richmond decided to retire from AbbVie, effective July 1, 2025.

2024 Grants of Plan-Based Awards

The following table summarizes the equity awards granted under the AbbVie Amended and Restated 2013 Incentive Stock Program to the NEOs during 2024.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Numbers of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
R. Michael		(1)	$ 2,550,000	$ 5,100,000						
	2/15/2024				8,129	21,679 (2)	54,197			$ 4,115,975 (4)
	2/15/2024				10,839	21,679 (3)	43,358			3,799,787 (4)
	2/15/2024							59,888 (5)	$ 175.28	1,888,269 (6)
R. Gonzalez		(1)	2,452,500	4,905,000						
	2/15/2024				15,403	41,077 (2)	102,692			7,798,879 (4)
	2/15/2024				20,538	41,077 (3)	82,154			7,199,771 (4)
	2/15/2024							113,472 (5)	175.28	3,577,772 (6)
S. Reents		(1)	1,320,000	2,640,000						
	2/15/2024				4,278	11,410 (2)	28,525			2,166,302 (4)
	2/15/2024				5,705	11,410 (3)	22,820			1,999,888 (4)
	2/15/2024							31,520 (5)	175.28	993,826 (6)
J. Stewart		(1)	1,545,000	3,090,000						
	2/15/2024				5,305	14,148 (2)	35,370			2,686,139 (4)
	2/15/2024				7,074	14,148 (3)	28,296			2,479,791 (4)
	2/15/2024							39,085 (5)	175.28	1,232,350 (6)
A. Saleki-Gerhardt		(1)	1,236,000	2,472,000						
	2/15/2024				3,979	10,611 (2)	26,527			2,014,604 (4)
	2/15/2024				5,305	10,611 (3)	21,222			1,859,843 (4)
	2/15/2024							29,313 (5)	175.28	924,239 (6)
T. Richmond		(1)	1,236,000	2,472,000						
	2/15/2024				3,936	10,497 (2)	26,242			1,992,960 (4)
	2/15/2024				5,248	10,497 (3)	20,994			1,839,862 (4)
	2/15/2024							28,998 (5)	175.28	914,307 (6)

(1) During 2024, each of the NEOs participated in the AbbVie Performance Incentive Plan (PIP). The awards shown represent the potential value of annual cash incentive awards that could be earned under the PIP assuming target performance (100% of target PIP opportunity) and maximum performance (200% of target PIP opportunity); provided that, in 2024, the annual incentive payout matrix capped annual incentives at 190% of target, below the plan maximum. The PIP does not include a threshold payout level. The PIP provides the compensation committee with discretion to reduce an executive's award, including no payout. The actual annual cash incentive award earned by the NEO in 2024 under the plan is shown in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation." The plan is described in greater detail in the section of this proxy statement captioned "Compensation Discussion and Analysis—Compensation Plan Elements—Short-Term Incentives and 2024 Results."

(2) This is a performance share award that has the potential to vest at 0% to 250% of target after a three-year performance period and is earned based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid in cash at vesting only to the extent that shares are earned. The threshold amounts shown represent 25% of the performance shares

that could have been earned at threshold EPS performance of $9.58 (50% payout), adjusted by -25% for threshold relative TSR performance of 15 points below the index. No performance shares would be earned for EPS performance below threshold. In 2024, AbbVie's actual EPS performance resulted in the banking of the award on February 28, 2025 at 200% of target, with vesting to be determined based on the company's relative TSR performance following the three-year performance period that ends December 31, 2026. The performance metrics are described in the section of this proxy statement captioned "Compensation Discussion and Analysis—Compensation Plan Elements—Long-Term Incentives and 2024 Results."

(3) This is a performance-vested restricted stock unit award that has the potential to vest at 0% to 200% of target in one-third increments during a three-year performance period and is earned based on AbbVie's return on invested capital (ROIC) relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid in cash at vesting only to the extent that shares are earned. The threshold amounts shown represent 50% of the performance-vested restricted stock units that may be earned at threshold ROIC performance of 40th to 50th percentile during the three-year performance period. No performance-vested restricted stock units would be earned for ROIC performance below threshold. In 2024, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2025 of one-third of the award at 200% of target. The performance metrics are described in the section of this proxy statement captioned "Compensation Discussion and Analysis—Compensation Plan Elements—Long-Term Incentives and 2024 Results."

(4) The grant date fair value of stock awards is generally determined by multiplying the number of shares granted (at target, for the performance shares and performance-vested restricted stock unit awards) by the average of the high and low market prices of one share of AbbVie common stock on the award grant date. The grant date fair value of performance shares with a TSR market condition is determined using the Monte Carlo simulation model. See footnote (1) of the Summary Compensation Table for more information. In the event of a grantee's death or termination due to disability, these awards will be deemed earned either based on actual performance through the date of death or disability or at target, depending on which is greater and/or the timing of the death or disability, as set forth in the award agreement. Upon a change in control, the treatment of these awards is determined as described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control—Equity Awards."

(5) One-third of the shares of common stock covered by these options are exercisable after one year, two-thirds after two years, and all after three years, subject to satisfaction of the service requirements set forth in the award agreements. The options vest in the event of the grantee's death or termination due to disability. Upon a change in control, the treatment of these awards is determined as described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control—Equity Awards." Under the AbbVie Amended and Restated 2013 Incentive Stock Program, these options have an exercise price equal to the average of the high and low market prices (rounded up to the next even penny) of one share of AbbVie common stock on the date of grant.

(6) The grant date fair value of option awards is determined as of the option grant date using a Black-Scholes stock option valuation model. The assumptions used to determine the grant date fair value are described in footnote (2) to the Summary Compensation Table.

2024 Outstanding Equity Awards at Fiscal Year End

The following table summarizes the outstanding AbbVie equity awards held by the NEOs at year end.

| Name | Option Awards(1) | | | | Stock Awards | | | |
	Number of Securities Underlying Unexercised Options -(#) Exercisable	Number of Securities Underlying Unexercised Options -(#) Unexercisable	Option Exercise Price -($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested -(#)	Market Value of Shares of Stock That Have Not Vested -($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested -(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested -($)
R. Michael	8,030	—	$ 114.3600	2/14/2028			20,293 [2]	$ 3,606,066
	54,517	—	79.0200	2/20/2029			30,075 [2]	5,344,328
	106,382	—	93.5000	2/19/2030			43,358 [2]	7,704,717
	65,217	—	105.9200	2/17/2031			—	—
	32,108	16,053 [2]	144.5400	2/16/2032			—	—
	15,193	30,384 [2]	149.6200	2/15/2033			—	—
	—	59,888 [2]	175.2800	2/14/2034			—	—
R. Gonzalez	127,610	—	114.3600	2/14/2028			66,417 [2]	11,802,301
	59,709	—	79.0200	2/20/2029			75,746 [2]	13,460,064
	152,755	—	93.5000	2/19/2030			82,154 [2]	14,598,766
	192,546	—	105.9200	2/17/2031			—	—
	105,079	52,539 [2]	144.5400	2/16/2032			—	—
	38,263	76,524 [2]	149.6200	2/15/2033			—	—
	—	113,472 [2]	175.2800	2/14/2034			—	—
S. Reents	11,810	—	114.3600	2/14/2028			11,714 [2]	2,081,578
	19,470	—	79.0200	2/20/2029			22,278 [2]	3,958,801
	28,641	—	93.5000	2/19/2030			22,820 [2]	4,055,114
	15,527	—	105.9200	2/17/2031			—	—
	7,589	3,794 [2]	144.5400	2/16/2032			—	—
	11,254	22,506 [2]	149.6200	2/15/2033			—	—
	—	31,520 [2]	175.2800	2/14/2034			—	—
J. Stewart	16,070	—	114.3600	2/14/2028			29,518 [2]	5,245,349
	25,700	—	79.0200	2/20/2029			23,168 [2]	4,116,954
	49,099	—	93.5000	2/19/2030			28,296 [2]	5,028,199
	43,478	—	105.9200	2/17/2031			—	—
	24,810	12,405 [2]	144.5400	2/16/2032			—	—
	11,704	23,407 [2]	149.6200	2/15/2033			—	—
	—	39,085 [2]	175.2800	2/14/2034			—	—
A. Saleki-Gerhardt	42,370	—	54.8600	2/17/2026			28,595 [2]	5,081,332
	47,870	—	61.3600	2/15/2027			15,148 [2]	2,691,800
	23,160	—	114.3600	2/14/2028			21,222 [2]	3,771,149
	34,267	—	79.0200	2/20/2029			—	—
	73,649	—	93.5000	2/19/2030			—	—
	42,236	—	105.9200	2/17/2031			—	—
	23,351	11,675 [2]	144.5400	2/16/2032			—	—
	7,653	15,304 [2]	149.6200	2/15/2033			—	—
	—	29,313 [2]	175.2800	2/14/2034			—	—
T. Richmond	22,210	—	114.3600	2/14/2028			28,595 [2]	5,081,332
	30,763	—	79.0200	2/20/2029			14,480 [2]	2,573,096
	78,559	—	93.5000	2/19/2030			20,994 [2]	3,730,634
	42,236	—	105.9200	2/17/2031			—	—
	23,351	11,675 [2]	144.5400	2/16/2032			—	—
	7,315	14,629 [2]	149.6200	2/15/2033			—	—
	—	28,998 [2]	175.2800	2/14/2034			—	—

(1) Except as noted, the stock options are fully vested.

(2) The vesting dates of AbbVie unexercisable stock options and unvested performance share and restricted stock unit awards outstanding at December 31, 2024 are as follows:

	Option Awards				Stock or Unit Awards	
Name	Number of Unexercised Shares Remaining from Original Grant	Number of Option Shares Vesting—Date Vested 2025	Number of Option Shares Vesting—Date Vested 2026	Number of Option Shares Vesting—Date Vested 2027	Number of Shares of Restricted Stock or Units	Number of Shares of Restricted Stock or Units Vesting
R. Michael	16,053	16,053 - 2/17			15,220	(a)
	30,384	15,192 - 2/16	15,192 - 2/16		5,073	(b)
	59,888	19,963 - 2/15	19,963 - 2/15	19,962 - 2/15	18,045	(c)
					12,030	(d)
					21,679	(e)
					21,679	(f)
R. Gonzalez	52,539	52,539 - 2/17			49,813	(a)
	76,524	38,262 - 2/16	38,262 - 2/16		16,604	(b)
	113,472	37,824 - 2/15	37,824 - 2/15	37,824 - 2/15	45,448	(c)
					30,298	(d)
					41,077	(e)
					41,077	(f)
S. Reents	3,794	3,794 - 2/17			3,597	(a)
	22,506	11,253 - 2/16	11,253 - 2/16		1,199	(b)
	31,520	10,507 - 2/15	10,507 - 2/15	10,506 - 2/15	13,367	(c)
					8,911	(d)
					11,410	(e)
					11,410	(f)
					6,918	(g)
J. Stewart	12,405	12,405 - 2/17			11,761	(a)
	23,407	11,704 - 2/16	11,703 - 2/16		3,920	(b)
	39,085	13,029 - 2/15	13,028 - 2/15	13,028 - 2/15	13,901	(c)
					9,267	(d)
					14,148	(e)
					14,148	(f)
					13,837	(g)
A. Saleki-Gerhardt	11,675	11,675 - 2/17			11,069	(a)
	15,304	7,652 - 2/16	7,652 - 2/16		3,689	(b)
	29,313	9,771 - 2/15	9,771 - 2/15	9,771 - 2/15	9,089	(c)
					6,059	(d)
					10,611	(e)
					10,611	(f)
					13,837	(g)
T. Richmond	11,675	11,675 - 2/17			11,069	(a)
	14,629	7,315 - 2/16	7,314 - 2/16		3,689	(b)
	28,998	9,666 - 2/15	9,666 - 2/15	9,666 - 2/15	8,688	(c)
					5,792	(d)
					10,497	(e)
					10,497	(f)
					13,837	(g)

(a) These are performance shares that remained outstanding and unvested on December 31, 2024, from an award made on February 17, 2022. The award has the potential to vest at 0% to 250% of target after a 3-year performance period based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2022, AbbVie's EPS performance resulted in the banking of the award at 130% of target, with vesting to be determined based on the company's relative TSR performance during the 3-year performance period that ends December 31, 2024. In 2024, AbbVie's 3-year relative TSR performance resulted in a final vesting on February 28, 2025 of the award at 162.5% of target.

(b) These are performance-vested restricted stock units that remained outstanding and unvested on December 31, 2024, from an award made on February 17, 2022. The award has the potential to vest at 0% to 200% of target in one-third increments during a 3-year performance period based on AbbVie's return on invested capital (ROIC) relative to a group made up of companies that are constituents in either the S&P

Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2024, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2025 of one-third of the award at 200% of target.

(c) These are performance shares that remained outstanding and unvested on December 31, 2024, from an award made on February 16, 2023. The award has the potential to vest at 0% to 187.5% of target after a 3-year performance period based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2023, AbbVie's EPS performance resulted in the banking of the award at 150% of target, with vesting to be determined based on the company's relative TSR performance during the 3-year performance period that ends December 31, 2025.

(d) These are performance-vested restricted stock units that remained outstanding and unvested on December 31, 2024, from an award made on February 16, 2023. The award has the potential to vest at 0% to 200% of target in one-third increments during a 3-year performance period based on AbbVie's return on invested capital (ROIC) relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2024, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2025 of one-third of the award at 200% of target.

(e) These are performance shares that remained outstanding and unvested on December 31, 2024, from an award made on February 15, 2024. The award has the potential to vest at 0% to 250% of target after a 3-year performance period based on company performance in earnings per share (EPS) and relative total stockholder return (TSR). TSR performance is measured relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2024, AbbVie's EPS performance resulted in the banking of the award at 200% of target, with vesting to be determined based on the company's relative TSR performance during the 3-year performance period that ends December 31, 2026.

(f) These are performance-vested restricted stock units that remained outstanding and unvested on December 31, 2024, from an award made on February 15, 2024. The award has the potential to vest at 0% to 200% of target in one-third increments during a 3-year performance period based on AbbVie's return on invested capital (ROIC) relative to a group made up of companies that are constituents in either the S&P Pharmaceutical, Biotech, and Life Science Index or the NYSE Arca Pharmaceutical Index. Dividends accrue during the performance period and are paid at vesting only to the extent that shares are earned. In 2024, AbbVie's relative ROIC performance resulted in the vesting on February 28, 2025 of one-third of the award at 200% of target.

(g) This reflects a supplemental restricted stock unit award granted on February 17, 2022 in order to help ensure continuity of leadership during the Humira loss of exclusivity transition in the U.S. The compensation committee chose RSUs as the vehicle for this award to more closely align the executives' compensation to AbbVie's stock performance. These RSUs vested in full on February 17, 2025.

2024 Option Exercises and Stock Vested

The following table summarizes for each NEO the number of shares acquired on the exercise of AbbVie stock options and the number of shares acquired on the vesting of AbbVie stock awards in 2024:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired On Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)
R. Michael	21,560	$ 2,547,100	84,957	$ 15,122,346
R. Gonzalez	282,845	27,578,827	248,865	44,297,970
S. Reents	14,140	1,641,500	26,256	4,673,568
J. Stewart	26,110	3,067,873	58,960	10,494,880
A. Saleki-Gerhardt	52,870	6,071,501	54,095	9,628,910
T. Richmond	45,700	5,277,674	53,827	9,581,206

PENSION BENEFITS

During 2024, the NEOs participated in two AbbVie-sponsored defined benefit pension plans: the AbbVie Pension Plan, a tax-qualified pension plan; and the AbbVie Supplemental Pension Plan, a non-qualified supplemental pension plan. Except as provided in AbbVie's change in control agreements, AbbVie does not have a policy granting extra years of credited service under the plans. The change in control agreements are described in the section of this proxy statement captioned "Potential Payments upon Termination or Change in Control."

The compensation considered in determining the pensions payable to the NEOs is the compensation shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

PENSION PLAN

The Pension Plan is a broad-based plan that covers many AbbVie employees in the United States, age 21 or older, and provides participants with a life annuity benefit at normal retirement equal to A plus the greater of B or C below.

A. 1.10% of 5-year final average earnings multiplied by years of benefit service after 2003.

B. 1.65% of 5-year final average earnings multiplied by years of benefit service prior to 2004 (up to 20); plus 1.50% of 5-year final average earnings multiplied by years of benefit service prior to 2004 in excess of 20 (but no more than 15 additional years); less 0.50% of the lesser of 3-year monthly average earnings immediately preceding retirement (but not more than the social security wage base in any year) or the social security covered compensation level multiplied by years of benefit service.

C. 1.10% of 5-year final average earnings multiplied by years of benefit service prior to 2004.

The benefit for service prior to 2004 (B or C above) is reduced for the cost of preretirement surviving spouse benefit protection. The reduction is calculated using formulas based on age and employment status during the period in which coverage was in effect.

5-year final average earnings are the average of the employee's 60 highest-paid consecutive calendar months of compensation (salary and non-equity incentive plan compensation). The Pension Plan covers earnings up to the limit imposed by Internal Revenue Code Section 401(a)(17) and provides for a maximum of 35 years of benefit service.

Participants become fully vested in their pension benefit upon the completion of five years of service. The benefit is payable on an unreduced basis at age 65. Employees hired after 2003 who terminate employment prior to age 55 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55. Employees hired before 2004 who terminate employment prior to age 50 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 50. Employees hired before 2004 who terminate employment prior to age 50 with fewer than 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55.

The Pension Plan offers several optional forms of payment, including certain and life annuities, joint and survivor annuities, and level income annuities. The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula described above.

Employees who retire from AbbVie prior to their normal retirement age may receive subsidized early retirement benefits. Employees hired after 2003 are eligible for early retirement at age 55 with 10 years of service. Employees hired before 2004 are eligible for early retirement at age 50 with 10 years of service or age 55 if the employee's age plus years of benefit service total 70 or more. Mr. Michael, Mr. Gonzalez, Mr. Reents, Dr. Saleki-Gerhardt, Mr. Stewart, and Mr. Richmond are eligible for early retirement benefits under the plan.

The subsidized early retirement reductions applied to the benefit payable for service after 2003 (A above) depend upon the participant's age at retirement. If the participant retires after reaching age 55, the benefit is reduced 5 percent per year for each year that payments are made before age 62. If the participant retires after reaching age 50 but prior to reaching age 55, the benefit is actuarially reduced from age 65.

The early retirement reductions applied to the benefit payable for service prior to 2004 (B and C above) depend upon age and service at retirement:

- In general, the 5-year final average earnings portions of the benefit are reduced 3 percent per year for each year that payments are made before age 62 and the 3-year monthly average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62.
- Employees who participated in the plan before age 36 may elect "Special Retirement" on the last day of any month after reaching age 55 with age plus seniority service points of at least 94 or "Early Special Retirement" on the last day of any month after reaching age 55, provided their age plus seniority service points would reach at least 94 before age 65. Seniority service includes periods of employment prior to attaining the minimum age required to participate in the plan. If Special Retirement or Early Special Retirement applies, seniority service is used in place of benefit service in the formulas. The 5-year final average earnings portions of the benefit in B above are reduced $1^2/_3$ percent for each year between ages 59 and 62 plus $2^1/_2$ percent for each year between ages 55 and 59. The 3-year monthly average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62. Benefit C above is payable on an unreduced basis at Special Retirement and is reduced 3 percent per year for each year that payments are made before age 62, if Early Special Retirement applies.

SUPPLEMENTAL PENSION PLAN

The provisions of the Supplemental Pension Plan (which covers AbbVie employees in the United States whose compensation exceeds certain limits under the Internal Revenue Code) are substantially the same as those of the Pension Plan, with the following exceptions:

- Participants' 5-year final average earnings are calculated using the average of the 5 highest years of base earnings and the 5 highest years of payments under AbbVie's non-equity incentive plans.
- The Pension Plan does not include amounts deferred or payments received under the AbbVie Deferred Compensation Plan in its calculation of a participant's final average earnings. To preserve the pension benefits of Deferred Compensation Plan participants, the Supplemental Pension Plan includes amounts deferred by a participant under the Deferred Compensation Plan in its calculation of final average earnings.
- In addition to the benefits outlined above for the Pension Plan, the NEOs are eligible for an additional Supplemental Pension Plan benefit equal to 0.6% of 5-year final average earnings for each year of service for each of the first 20 years of service occurring after the participant attains age 35. The benefit is further limited by the maximum percentage allowed under the Pension Plan under that plan's benefit formulas (A, B and C

above). The portion of this additional benefit attributable to service before 2004 is reduced 3 percent per year for each year that payments are made before age 60. The portion attributable to service after 2003 is reduced 5 percent per year for each year that payments are made before age 60 if the participant is at least age 55 at early retirement. If the participant is under age 55 at retirement, the portion attributable to service after 2003 is actuarially reduced from age 65.

- The Supplemental Pension Plan provides early retirement benefits similar to those provided under the Pension Plan. The benefits provided to NEOs under the Supplemental Pension Plan are not, however, reduced for the period between age 60 and age 62, unless the benefit is being actuarially reduced from age 65. Mr. Michael, Mr. Gonzalez, Mr. Reents, Dr. Saleki-Gerhardt, Mr. Stewart, and Mr. Richmond are eligible for early retirement benefits under the plan.

- Vested benefits accrued under the Supplemental Pension Plan may be funded through a grantor trust established by an eligible NEO. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, an eligible NEO who became an officer prior to 2009 may have the entire amount of their vested plan benefits funded through a grantor trust. An eligible NEO who became an officer after 2008 may have only the vested benefits that accrue following the calendar year in which they are first elected as an officer funded through a grantor trust.

Benefits payable under the Supplemental Pension Plan are offset by the benefits payable from the Pension Plan, calculated as if benefits under the plans commenced at the same time. The amounts paid to an eligible NEO's Supplemental Pension Plan grantor trust to fund plan benefits are actuarially determined. The plan is designed to result in AbbVie paying the eligible NEO's Supplemental Pension Plan benefits to the extent assets held in their trust are insufficient.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
R. Michael	AbbVie Pension Plan	32	$ 837,276	$ 0
	AbbVie Supplemental Pension Plan	32	13,190,610	1,621,173 [2]
R. Gonzalez	AbbVie Pension Plan	35	208,738	0
	AbbVie Supplemental Pension Plan	35	14,539,594	1,486,626 [2]
S. Reents	AbbVie Pension Plan	17	560,784	0
	AbbVie Supplemental Pension Plan	17	6,592,237	1,191,610 [2]
J. Stewart	AbbVie Pension Plan	33	1,102,549	0
	AbbVie Supplemental Pension Plan	33	13,812,654	3,737,798 [2]
A. Saleki-Gerhardt	AbbVie Pension Plan	32	1,460,732	0
	AbbVie Supplemental Pension Plan	32	12,928,106	948,293 [2]
T. Richmond	AbbVie Pension Plan	18	636,172	0
	AbbVie Supplemental Pension Plan	18	8,747,316	1,042,570 [2]

(1) AbbVie calculated these present values using: (i) a discount rate of 5.85% for the Pension Plan and a discount rate of 5.80% for the Supplemental Pension Plan, the same discount rates it uses for Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 715 calculations for financial reporting purposes; and (ii) each plan's unreduced retirement age, which is age 62 under the AbbVie Pension Plan and age 60 under the AbbVie Supplemental Pension Plan for those participants who are eligible for early retirement benefits and age 65 under both plans for other participants. The present values shown in the table reflect postretirement mortality, based on the FASB ASC Topic 715 assumption (the Pri-2012 Healthy Annuitant table with white collar adjustment projected fully generationally with MP2021 mortality improvement scale), but do not include a factor for preretirement termination, mortality, or disability.

(2) During 2024, the amounts shown, less applicable tax withholdings, were distributed and deposited into the individual grantor trusts established by the eligible NEOs and included in the NEOs' income, as applicable. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations,

vested Supplemental Pension Plan benefits, to the extent not previously funded, are distributed to the eligible participants' individual grantor trusts and included in their income. Amounts held in an eligible NEO's individual trust are expected to offset AbbVie's obligations to the NEO under the plan. Grantor trusts are described in greater detail in the section of this proxy statement captioned "Compensation Plan Elements— Benefits—Retirement Benefits."

Non-Qualified Deferred Compensation

The following table summarizes Mr. Stewart's, Dr. Saleki-Gerhardt's and Mr. Richmond's non-qualified deferred compensation under the AbbVie Deferred Compensation Plan. No additional contributions have been made to their account under the plan since such time as they became an officer and ceased to be eligible to contribute to the plan. None of the other NEOs has any non-qualified deferred compensation under the plan.

Name	Plan Name(1)(2)	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)(3)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)(4)
J. Stewart	Deferred Compensation Plan	0	0	6,818	0	153,448
A. Saleki-Gerhardt	Deferred Compensation Plan	0	0	86,043	0	680,218
T. Richmond	Deferred Compensation Plan	0	0	18,014	0	128,007

(1) Mr. Stewart, Dr. Saleki-Gerhardt and Mr. Richmond ceased contributions to the Deferred Compensation Plan in 2009, 2008 and 2010, respectively.

(2) The plan permits participants to defer up to 75% of their base salary and up to 75% of their annual cash incentives and credits a participant's account with an amount equal to the employer matching contributions that otherwise would have been made for the participant under AbbVie's tax-qualified defined contribution plan. Participants may direct the investment of their deferral accounts into one or more of several funds chosen by the administrator, and the deferral account is credited with investment returns based on the performance of the fund(s) selected. During 2024, the weighted average rate of return credited to the account was 4.7% for Mr. Stewart, 14.5% for Dr. Saleki-Gerhardt and 16.4% for Mr. Richmond.

The plan provides for cash distributions in either a lump sum or installments after separation from service and permits in-service withdrawals in accordance with specific procedures. Participants make distribution elections each year that apply to the deferrals to be made in the following calendar year, in accordance with the requirements of Internal Revenue Code Section 409A. Participants may request withdrawals due to financial hardship; if a hardship withdrawal is approved, it is limited to the amount needed to address the hardship.

(3) The amounts reported in this column are not included in the Summary Compensation Table of this proxy statement.

(4) The amounts reported in this column have not been previously reported as compensation in AbbVie's Summary Compensation Tables because they relate to contributions made before the applicable individual became an NEO.

REQUIRED PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of Robert Michael, our CEO at the time we identified our median employee. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The ratio of Mr. Michael's annual total compensation for 2024, as reported in the Summary Compensation Table in this proxy statement, to the median employee annual total compensation determined on the same basis was 138:1. For 2024, the annual total compensation of our median employee (other than Mr. Michael) was $134,351. To identify the median employee, we prepared a list of active AbbVie employees throughout the world as of December 20, 2024, which was the last payroll date in 2024. Because we use the last payroll date of the applicable year as the determination date, it may vary from year-to-year. The consistently applied compensation measure used to identify the median employee was annual base pay and target bonus, using hours worked during 2024 for hourly employees and base salary for the remaining employees. This process resulted in a median group consisting of several employees and a representative employee was selected, taking into account demographic characteristics that we believe best represent a typical AbbVie employee, including tenure, location, employment status and applicable compensation and benefit programs.

REQUIRED PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the table below includes information to demonstrate the relationship between NEO compensation and certain financial performance measures for fiscal years 2020, 2021, 2022, 2023, and 2024. For additional information about our performance-based pay philosophy and how we align executive compensation with AbbVie's performance, refer to the "Compensation Discussion and Analysis" section of this proxy statement.

Year	Summary Compensation Table Total for PEO ($)(a)	Compensation Actually Paid to PEO ($)(b)	Summary Compensation Table Total for Former PEO ($)(a)	Compensation Actually Paid to Former PEO ($)(b)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(c)	Average Compensation Actually Paid to Non-PEO NEOs ($)(d)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($)(e)	Peer Group Total Shareholder Return ($)(f)	Net Income $MM ($)	Adjusted Diluted EPS ($)(g)
2024	$ 18,492,517	$ 33,323,947	$ 28,502,888	$ 67,567,568	$ 11,314,957	$ 20,324,464	$ 248.62	$ 163.63	$ 4,278	$ 10.12
2023			25,661,972	34,672,518	12,319,311	12,199,327	209.10	155.66	4,863	11.11
2022			26,287,185	67,395,343	9,125,252	20,275,581	209.58	144.53	11,836	13.77
2021			23,912,154	66,387,875	11,035,630	24,203,425	168.96	134.15	11,542	11.83
2020			24,007,591	47,010,914	15,221,472	22,524,088	127.61	108.74	4,616	9.76

(a)   The dollar amounts reported are the total compensation reported for Mr. Michael (PEO) and Mr. Gonzalez (former PEO) for each applicable fiscal year in the "Total" column of the Summary Compensation Table.

(b)   The dollar amounts reported represent the "compensation actually paid" to Mr. Michael, who was appointed as AbbVie's CEO in July 2024, and Mr. Gonzalez, who served as our PEO for each of fiscal years 2020, 2021, 2022 and 2023, and part of 2024 until Mr. Michael's appointment, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Michael or Mr. Gonzalez during such fiscal years and are based on valuation assumptions required by the SEC, which are unlikely to reflect actual amounts realized at vesting or exercise (as applicable). In accordance with the requirements of Item 402(v) of Regulation S-K, the reported "Total" in the Summary Compensation Table for the applicable year is adjusted to determine the "compensation actually paid" amount as follows:

(1)   The amount reflected in the "Stock Award" and "Option Award" columns of the Summary Compensation Table with respect to Mr. Michael and Mr. Gonzalez has been deducted from the Summary Compensation Table Total and substituted with an equity award value for each year calculated by adding or subtracting, as applicable, the following: (i) the year-end fair value of any equity awards granted in the applicable fiscal year that are outstanding and unvested as of the

end of such year, accounting for any banking of the award resulting from EPS performance (as reflected in footnote (2) to the Outstanding Equity Awards at Fiscal Year End Table); (ii) the change in fair value from the end of the prior fiscal year of any awards granted in prior fiscal years that are outstanding and unvested as of the end of the applicable fiscal year, accounting for any adjustment based on relative TSR performance on awards for which the performance period ends as of this date (as reflected in footnote (2) to the Outstanding Equity Awards at Fiscal Year End Table); (iii) for awards granted in prior fiscal years that vested in the applicable fiscal year, the amount equal to the change in value as of the vesting date (from the end of the prior fiscal year); and (iv) the dollar value of dividends accrued on equity awards in the applicable year prior to the vesting date (excluding option awards, which do not carry dividend equivalent rights) that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable fiscal year. The valuation assumptions used to calculate fair values on equity awards other than options are the same as those disclosed at the time of grant. Stock option awards are valued using a Black-Scholes model at the time of grant (as disclosed in footnote (2) to the Summary Compensation Table) with subsequent fair value calculations performed using a Lattice model.

The amounts in the following table represent each of the amounts deducted and added to the equity award values for Mr. Michael and Mr. Gonzalez, respectively, for the 2024 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (b) of the pay versus performance table:

Year	PEO Name	Total Equity Value Reflected in Summary Compensation Table		Grant Date Fair Value of Equity Awards Granted During Applicable Year		Year-end Fair Value of Equity Awards Granted During Applicable Year		Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End		Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year		Total Equity Value Reflected in Compensation Actually Paid
2024	Robert A. Michael	$	9,804,031	$	(9,804,031)	$	16,918,193	$	5,890,314	$	3,021,280	$ 25,829,787
2024	Richard A. Gonzalez		18,576,422		(18,576,422)		32,056,068		16,732,463		8,852,571	57,641,102

(2) The pension benefit value reported in the "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for the 2024 fiscal year is adjusted to account for the aggregate of two components: (i) the actuarially determined service cost for services rendered by Mr. Michael and Mr. Gonzalez, respectively, during 2024 (the "service cost"); and (ii) the entire cost of benefits granted in a plan amendment during 2024 that are attributed by the benefit formula to services rendered in periods prior to the plan amendment (the "prior service cost"), in each case, calculated in accordance with U.S. GAAP.

The amounts in the following table represent each of the amounts deducted and added to the change in pension value for Mr. Michael and Mr. Gonzalez, respectively, for the 2024 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (b) of the pay versus performance table:

Year	PEO Name	Total Change in Pension Value Reflected in the Summary Compensation Table		Change in Pension Value for the Applicable Year		Service Costs Attributable to the Applicable Year		Prior Service Costs Introduced During the Applicable Year		Total Change in Pension Value Reflected in Compensation Actually Paid
2024	Robert A. Michael	$	1,673,369	$	(1,673,369)	$	479,043	$	N/A	$ 479,043
2024	Richard A. Gonzalez		0		0		0		N/A	0

(c) The dollar amounts reported represent the average of the amounts reported for AbbVie's named executive officers (NEOs) as a group (excluding the PEO and, for 2024, the former PEO) in the "Total" column of the Summary Compensation Table in each applicable fiscal year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, S. Reents, J. Stewart, A. Saleki-Gerhardt and T. Richmond; (ii) for 2023, R. Michael, S. Reents, J. Stewart and A. Saleki-Gerhardt; (iii) for 2022, R. Michael, S. Reents, L. Schumacher, J. Stewart and A. Saleki-Gerhardt; (iv) for 2021, R. Michael, L. Schumacher, M. Severino and J. Stewart; and (v) for 2020, R. Michael, L. Schumacher, C. Alban and M. Severino.

(d)   The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the PEO and, for 2024, the former PEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the NEOs as a group (excluding the PEO and, for 2024, the former PEO) during such fiscal years and are based on valuation assumptions required by the SEC, which are unlikely to reflect actual amounts realized at vesting or exercise (as applicable). The average total compensation for the NEOs as a group (excluding the PEO and, for 2024, the former PEO) for each year was adjusted using the same methodology described above in footnote (b) to determine the compensation actually paid.

The amounts in the following table represent the average of the amounts deducted and added to the equity award values for AbbVie's named executive officers (NEOs) as a group (excluding the PEO and, for 2024, the former PEO) for the 2024 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (d) of the pay versus performance table:

Year	NEO Names	Total Equity Value Reflected in Summary Compensation Table	Grant Date Fair Value of Equity Awards Granted During Applicable Year	Year-end Fair Value of Equity Awards Granted During Applicable Year	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year	Total Equity Value Reflected in Compensation Actually Paid
2024	See footnote (c)	$ 5,276,028	$ (5,276,028)	$ 9,104,468	$ 4,005,917	$ 1,732,525	$ 14,842,910

The amounts in the following table represent each of the amounts deducted and added to the change in pension value for AbbVie's named executive officers (NEOs) as a group (excluding the PEO and, for 2024, the former PEO) for the 2024 fiscal year for purposes of computing the "compensation actually paid" amount appearing in column (d) of the pay versus performance table:

Year	NEO Names	Total Change in Pension Value Reflected in the Summary Compensation Table	Change in Pension Value for the Applicable Year	Service Costs Attributable to the Applicable Year	Prior Service Costs Introduced During the Applicable Year	Total Change in Pension Value Reflected in Compensation Actually Paid
2024	See footnote (c)	$ 990,295	$ (990,295)	$ 432,919	$ N/A	$ 432,919

(e)   Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between AbbVie's share price at the end and the beginning of the measurement period by AbbVie's share price at the beginning of the measurement period.

(f)   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the NYSE Arca Pharmaceutical Index, our peer group used for purposes of Item 201(e) of Regulation S-K.

(g)   As required by Item 402(v) of Regulation S-K, AbbVie has determined that adjusted diluted EPS is the Company Selected Measure, as it is the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to AbbVie's NEOs to company performance for the most recently completed fiscal year. Adjusted diluted EPS is a non-GAAP measure that represents diluted earnings per share adjusted to exclude certain specified items, as described in Appendix B. Adjusted diluted EPS includes an unfavorable impact related to acquired IPR&D, milestone and/or Calico-related expenses of $1.52 in 2024, $0.42 in 2023, $0.39 in 2022, $0.90 in 2021 and $0.81 in 2020.

Comparative Analysis of the Pay versus Performance Table

AbbVie's compensation program is designed to attract and retain executives whose talents and contributions sustain long-term growth by aligning their interests with the drivers of stockholder returns and supporting their achievement of AbbVie's primary business goals. AbbVie considers several performance measures to ensure executives are incentivized to accomplish these objectives, many of which are not presented in the pay versus performance table. The charts and descriptions below explain the relationship between the columns presented in the pay versus performance table.

AbbVie TSR versus Peer Group TSR

The graph below shows AbbVie's cumulative TSR over the five-year period ending with December 31, 2024 as compared to the NYSE Arca Pharmaceutical Index. AbbVie's cumulative TSR outperformed our peer group during the five years presented in the table. Additionally, AbbVie is committed to a robust return of capital to stockholders with an increase of 235% in its quarterly dividend since 2014 as part of a balanced and disciplined capital allocation program, contributing to our strong cumulative TSR.



TSR: AbbVie Versus NYSE Arca Pharmaceutical Index

Comparison of "Compensation Actually Paid" to TSR

The chart below demonstrates that the "compensation actually paid" amounts shown for Mr. Michael (for 2024) and Mr. Gonzalez (for 2020-2024) and average "compensation actually paid" to the other NEOs (see footnote (c) to the pay versus performance table) is aligned with AbbVie's cumulative TSR over the five years presented in the table. The alignment of compensation actually paid with AbbVie's cumulative TSR over the period presented reflects that a significant portion of the compensation actually paid to Mr. Michael and Mr. Gonzalez, as applicable, and to the other NEOs is comprised of equity awards. Moreover, AbbVie's executive compensation philosophy and design is fundamentally based on a commitment to align pay and performance.

CAP versus TSR

Comparison of "Compensation Actually Paid" to Net Income

AbbVie's net income was approximately $4.6 billion in 2020, $11.5 billion in 2021, $11.8 billion in 2022, $4.9 billion in 2023 and $4.3 billion in 2024. Mr. Michael's "compensation actually paid" was approximately $33 million in 2024. Mr. Gonzalez's "compensation actually paid" was approximately $47 million, $66 million, $67 million, $35 million and $68 million in the corresponding years. The average "compensation actually paid" to AbbVie's other NEOs (see footnote (c) to the pay versus performance table) was approximately $23 million, $24 million, $20 million, $12 million and $20 million in the corresponding years.

Comparison of "Compensation Actually Paid" to Company-Selected Measure (Adjusted Diluted EPS)

AbbVie's annualized adjusted diluted EPS was $9.76 in 2020, $11.83 in 2021, $13.77 in 2022, $11.11 in 2023 and $10.12 in 2024. Mr. Michael's "compensation actually paid" was approximately $33 million in 2024. Mr. Gonzalez's "compensation actually paid" was approximately $47 million, $66 million, $67 million, $35 million and $68 million in the corresponding years and the average "compensation actually paid" to AbbVie's other NEOs (see footnote (c) to pay versus performance table) was approximately $23 million, $24 million, $20 million, $12 million and $20 million in each of the corresponding years. While AbbVie uses numerous financial and non-financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that adjusted diluted EPS is the financial performance measure that, in AbbVie's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to NEOs, for the most recently completed fiscal year, to AbbVie's performance. AbbVie places significant emphasis on achieving positive EPS outcomes because it reflects strong operating dynamics in the underlying business, which is imperative for sustained long-term growth.

Most Important Performance Measures

The performance measures that AbbVie uses in our executive compensation program are selected based on the objective of incentivizing NEOs to achieve long-term, sustainable growth in stockholder value. As required by

Item 402(v) of Regulation S-K, we have identified the following financial performance measures as being the most important in linking actual compensation paid to executives to AbbVie's performance.

Adjusted Diluted Earnings Per Share
Adjusted Relative Return on Invested Capital
Adjusted Return on Assets
Non-GAAP Income Before Taxes
Non-GAAP Operating Margin
Platform Revenue
Total Shareholder Return

Potential Payments upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION – GENERALLY

In accordance with AbbVie's longstanding practice, the company has not entered into employment agreements with its NEOs. NEOs do not have any rights or entitlements to any cash termination or severance payments or equity vesting acceleration outside of the change in control context and subsequent termination of an NEO (double trigger), as discussed in more detail below.

The following summarizes the payments that the NEOs would have received if their employment had terminated on December 31, 2024. Earnings would have continued to be paid for the NEO's Performance Incentive Plan and Supplemental Savings Plan grantor trusts, as applicable, until the trust assets were fully distributed. The amount of these payments would depend on the trust earnings and fees and the period over which the trust assets were distributed. Based on current earnings rates, if the trust assets were distributed over a 10-year period, the NEOs would receive the following average annual earnings payments over such 10-year period: Mr. Michael, $803,824; Mr. Gonzalez, $2,793,261; Mr. Reents, $878,053; Mr. Stewart, $1,554,027; Dr. Saleki-Gerhardt, $1,660,579; and Mr. Richmond $1,527,821. In addition, the following one-time deposits would have been made under the AbbVie Supplemental Pension Plan for each of the following NEOs, respectively: Mr. Michael, $14,132,667; Mr. Gonzalez, $0; Mr. Reents, $5,857,009; Mr. Stewart, $6,011,693; Dr. Saleki-Gerhardt, $2,103,056; and Mr. Richmond, $3,252,837. As of December 31, 2024, Mr. Michael, Mr. Gonzalez, Mr. Reents, Mr. Stewart, Dr. Saleki-Gerhardt, and Mr. Richmond were eligible to retire, and therefore were eligible to receive the pension benefits previously described.

If the termination of employment had been due to disability, then the respective NEO also would have received, in addition to AbbVie's standard disability benefits, a monthly long-term disability benefit in the following amount: Mr. Michael, $229,500; Mr. Gonzalez, $220,725; Mr. Reents, $112,500; Mr. Stewart, $145,000; Dr. Saleki-Gerhardt, $105,000; and Mr. Richmond $97,500. This long-term disability benefit would continue for up to 24 months following termination of employment. It ends if the NEO retires, recovers, dies or ceases to meet eligibility criteria.

If the NEO's employment had terminated due to death or disability, their unvested stock options, restricted stock unit awards and performance shares would have vested on December 31, 2024 with values as set forth below in the subsection of this proxy statement captioned "Equity Awards."

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL

AbbVie has entered into change in control agreements with its NEOs. Each change in control agreement continues in effect until December 31, 2027, and can be renewed for successive five-year terms upon notice prior to the expiration date. If notice of non-renewal is given, the agreement will expire on the later of the scheduled expiration date and the one-year anniversary of the date of such notice. If no notice is given, the agreement will expire on the one-year anniversary of the scheduled expiration date. Each agreement also automatically extends for two years following any change in control (see below) that occurs while the agreement is in effect. As discussed in more detail below, AbbVie's internal policies and individual change in control agreements with its

NEOs prohibit a cash lump sum payment in excess of 2.99 times an NEO's annual salary and bonus, unless shareholders ratify an exception.

The agreements provide that if the employee is terminated other than for cause or permanent disability or if the employee elects to terminate employment for good reason (see below) within two years following a change in control, they are entitled to receive a lump sum payment equal to 2.99 their annual salary and annual incentive ("bonus") award (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest of the bonus assuming achievement of target performance, the average bonus for the past three years or, in the case of the unpaid bonus for any completed performance period, the actual bonus earned). If the employee is terminated other than for cause or permanent disability during a potential change in control (see below), they are entitled to receive a lump sum payment of the annual salary and bonus payments described above, except that the amount of the bonus to which the employee is entitled will be based on the actual achievement of the applicable performance goals. If the potential change in control becomes a "change in control event" (within the meaning of Internal Revenue Code Section 409A), the employee will be entitled to receive the difference between the bonus amounts the employee received upon termination during the potential change in control and the bonus amounts that would have been received had such amounts instead been based on the higher of the employee's target bonus or the average bonus paid to the employee in the preceding three years.

Bonus payments include payments made under the Performance Incentive Plan. The employee also will receive up to two years of additional employee benefits (including welfare benefits, outplacement services and tax and financial counseling) and the value of three more years of pension accruals. If change in control-related payments and benefits become subject to the excise tax imposed under Internal Revenue Code Section 4999, payments under the agreement will be reduced to prevent application of the excise tax if such a reduction would leave the employee in a better after-tax position than if the payments were not reduced and the tax applied. The agreements also limit the conduct for which awards under AbbVie's incentive stock programs can be terminated and generally permit options to remain exercisable for the remainder of their term.

For purposes of the agreements, the term "change in control" includes the following events: any person becoming the beneficial owner of AbbVie securities representing 20 percent or more of the outstanding voting power (not including an acquisition directly from AbbVie and its affiliates); a change in the majority of the members of the Board of Directors whose appointment was approved by a vote of at least two-thirds of the incumbent directors; and the consummation of certain mergers or similar corporate transactions involving AbbVie. A "potential change in control" under the agreements includes, among other things, AbbVie's entry into an agreement that would result in a change in control. Finally, the term "good reason" includes: a significant adverse change in the employee's position, duties, or authority; the company's failure to pay the employee's compensation or a reduction in the employee's base pay or benefits; or the relocation of the company's principal executive offices to a location that is more than 35 miles from the location of the offices at the time of the change in control.

If a change in control had occurred on December 31, 2024, immediately followed by one of the covered circumstances described above, Mr. Michael, Mr. Gonzalez, Mr. Reents, Mr. Stewart, Dr. Saleki-Gerhardt, and Mr. Richmond would have been entitled to receive the following payments and benefits under the change in control agreements:

- Mr. Michael: cash termination payments—$13,196,490; additional Supplemental Pension Plan benefits— $14,132,667; welfare and fringe benefits—$99,078.
- Mr. Gonzalez: cash termination payments—$16,779,631; additional Supplemental Pension Plan benefits—$0; welfare and fringe benefits—$53,317.
- Mr. Reents: cash termination payments—$7,354,553; additional Supplemental Pension Plan benefits— $5,857,009; welfare and fringe benefits—$78,386.
- Mr. Stewart: cash termination payments—$10,058,069; additional Supplemental Pension Plan benefits— $6,011,693; welfare and fringe benefits—$97,514.
- Dr. Saleki-Gerhardt: cash termination payments—$7,982,782; additional Supplemental Pension Plan benefits—$2,103,056; welfare and fringe benefits—$74,310.

- Mr. Richmond: cash termination payments—$7,833,282; additional Supplemental Pension Plan benefits—$3,252,837; welfare and fringe benefits—$96,538.

Because the termination date is assumed to occur at the end of the 2024 performance period, the cash termination payments include an amount reflecting the excess, if any, of (a) the bonus entitlement under the change in control agreements, which would be based on the higher of target performance and the average bonus for the past three years, over (b) the actual bonus earned by the NEO for the 2024 performance period, as shown in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation."

EQUITY AWARDS

The AbbVie Amended and Restated 2013 Incentive Stock Program was approved by AbbVie's stockholders and covers approximately 17,000 participants, including a broad group of management and professional staff.

The NEO award agreements under the AbbVie Amended and Restated 2013 Incentive Stock Program provide that the award may be assumed, converted or replaced on an equivalent basis by the surviving company upon a change in control. If the surviving company does not do so, the vesting of the awards is accelerated. If the surviving company does assume, convert or replace the awards on an equivalent basis, then accelerated vesting of the awards is limited to circumstances in which, during the period from six months before through two years after a change in control, the grantee's employment is terminated without cause or the grantee resigns for good reason. The terms "cause" and "good reason" have the same definitions as in the change in control agreements.

If a change in control had occurred on December 31, 2024 and the surviving company did not assume, convert or replace any of the awards, or the surviving company did so and the NEO's employment had terminated without cause or they had resigned for good reason, as described above, then the unvested equity awards of the NEOs would have vested as follows:

- Mr. Michael would have vested in (i) 106,325 unvested AbbVie stock options with a value of $1,530,429, (ii) 57,097 AbbVie restricted stock units with a value of $10,638,436, and (iii) 95,157 AbbVie performance shares with a value of $17,803,375.
- Mr. Gonzalez would have vested in (i) 242,535 unvested AbbVie stock options with a value of $4,165,589, (ii) 133,425 AbbVie restricted stock units with a value of $24,990,810, and (iii) 231,271 AbbVie performance shares with a value of $43,527,674.
- Mr. Reents would have vested in (i) 57,820 unvested AbbVie stock options with a value of $834,056, (ii) 37,897 AbbVie restricted stock units with a value of $6,986,474, and (iii) 48,715 AbbVie performance shares with a value of $9,071,666.
- Mr. Stewart would have vested in (i) 74,897 unvested AbbVie stock options with a value of $1,163,204, (ii) 54,442 AbbVie restricted stock units with a value of $10,038,152, and (iii) 68,258 AbbVie performance shares with a value of $12,795,342.
- Dr. Saleki-Gerhardt would have vested in (i) 56,292 unvested AbbVie stock options with a value of $887,817, (ii) 44,452 AbbVie restricted stock units with a value of $8,182,246, and (iii) 52,841 AbbVie performance shares with a value of $9,927,654.
- Mr. Richmond would have vested in (i) 55,302 unvested AbbVie stock options with a value of $868,100, (ii) 43,899 AbbVie restricted stock units with a value of $8,079,004, and (iii) 52,012 AbbVie performance shares with a value of $9,772,886.

The value of stock options shown is based on the excess of the closing price of one share of common stock on December 31, 2024 over the exercise price of such options, multiplied by the number of unvested stock options held by the NEO. The value of restricted stock units and performance shares shown is determined by multiplying the number of units or shares (at target level for performance-based awards) that would vest as of December 31, 2024 in accordance with the applicable equity award agreement terms and the closing price of one share of common stock on December 31, 2024. The value of restricted stock units and performance shares also includes the value of accrued dividends as of December 31, 2024, which would be paid at vesting.

RATIFICATION OF ERNST & YOUNG LLP AS ABBVIE'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What am I voting on and how should I vote?

You are being asked to ratify the appointment of Ernst & Young LLP to perform independent audit services for the fiscal year ending December 31, 2025. Ernst & Young LLP has served as our independent auditor since 2013. The Board and the audit committee believe it is in the best interests of the company and its stockholders to retain Ernst & Young LLP as the company's independent auditor.

***The Board of Directors therefore recommends you vote** "FOR" ratification of the appointment of Ernst & Young LLP as AbbVie's independent registered public accounting firm for 2025.*

The audit committee of the Board of Directors is directly responsible for the appointment, fees, retention and oversight of the independent registered public accounting firm retained to audit the company's financial statements. On October 8, 2024, the audit committee appointed Ernst & Young LLP (the independent auditor) to perform independent audit services for the fiscal year ending December 31, 2025. Ernst & Young LLP has served as our independent auditor since 2013. In conjunction with the periodic mandated rotation of the audit firm's lead engagement partner, the chair of the audit committee would be involved in the selection of a new lead engagement partner. Further, the audit committee will periodically consider whether there should be a regular rotation of the independent auditor.

Although the audit committee has sole authority to appoint the independent auditor, it would like to know the opinion of the stockholders regarding its appointment of Ernst & Young LLP for 2025. For this reason, stockholders are being asked to ratify this appointment. If the stockholders do not ratify the appointment of Ernst & Young LLP for 2025, the audit committee will take that fact into consideration, but may, nevertheless, continue to retain Ernst & Young LLP. The audit committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the company's independent auditor is in the best interests of the company and its stockholders.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting and will be given the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

AUDIT INFORMATION

Audit Fees and Non-Audit Fees

The following table presents fees for professional audit services rendered to AbbVie by Ernst & Young LLP for the years ended December 31, 2024 and December 31, 2023, and fees for other services rendered to AbbVie by Ernst & Young LLP for those periods.

	2024 (millions)	2023 (millions)
Audit fees:[1]	$ 20.6	$ 19.7
Audit related fees:[2]	0.7	0.5
Tax fees:[3]	4.2	3.4
Other fees:[4]	0.0	0.4
Total	$ 25.5	$ 24.0

(1) Ernst & Young LLP billed or will bill AbbVie for professional services rendered for the audit of AbbVie's annual financial statements, the review of AbbVie's financial statements included in AbbVie's quarterly reports, the audits of AbbVie's internal control over financial reporting, statutory and subsidiary audits required internationally, the review of documents filed with the Securities and Exchange Commission, comfort letters, consents and certain accounting consultations in connection with the audits.

(2) Audit related fees include audits of certain employee benefit plan financial statements, accounting consultations in connection with proposed or pending transactions, and other audit or agreed upon procedures required by statute or regulation not classified as audit fees.

(3) Tax fees consist principally of professional services for corporate tax compliance and tax advisory services.

(4) Other fees principally relate to financial advisory services for immaterial international affiliates and information technology assessment services in 2023.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The audit committee has established policies and procedures to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm (the independent auditor) and its related affiliates.

Prior to engagement of the independent auditor for the next year's audit, management will submit a schedule of all proposed permissible services expected to be rendered during that year for each of four categories of services to the audit committee for approval.

Prior to engagement, the audit committee pre-approves these services by category of service. The fees are budgeted and the audit committee requires the independent auditor and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the audit committee requires specific pre-approval before engaging the independent auditor.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report any pre-approval decisions to the audit committee at its next scheduled meeting.

Audit Committee Report

The audit committee is comprised of six non-employee members of the Board of Directors. Each audit committee member meets the independence requirements of the New York Stock Exchange and Rule 10A-3 of the Exchange Act. The committee operates under a written charter adopted by the Board of Directors. Consistent with the responsibilities set forth in its charter, the audit committee assists the Board of Directors in its oversight of AbbVie's accounting, auditing and financial reporting practices.

The audit committee has reviewed and discussed the audited financial statements contained in the 2024 Annual Report on Form 10-K with AbbVie's management and its independent registered public accounting firm (the independent auditor). Management is responsible for the preparation and integrity of AbbVie's consolidated financial statements. The independent auditor is responsible for performing an audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America. The audit committee reviews these processes on behalf of the Board of Directors. Periodically, during the year, the audit committee reviewed and discussed with AbbVie's management, internal auditors, and independent auditor the effectiveness of AbbVie's internal control over financial reporting and the overall quality of AbbVie's financial reporting.

The audit committee has discussed with the independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission. In addition, the audit committee has received the written disclosures and the letter from the independent auditor regarding its independence required by the applicable requirements of the PCAOB, and has discussed with the independent auditor the firm's independence. The audit committee has also considered whether the provision of non-audit services is compatible with maintaining the independence of the independent auditor and concluded the independent auditor's independence has not been impaired.

Based on the review and discussions referred to above, the audit committee recommended to the Board of Directors that the audited financial statements be included in AbbVie's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

Audit Committee

F. Waddell, Chair, R. Austin, W. Burnside, M. Meyer, E. Rapp, G. Tilton

SAY ON PAY—ADVISORY VOTE ON THE APPROVAL OF EXECUTIVE COMPENSATION

What am I voting on and how should I vote?	*You are being asked to approve the compensation of AbbVie's named executive officers described in the "Executive Compensation" section of this proxy statement. This vote is non-binding. The Board will take the results into account when making future compensation decisions.* ***The compensation committee has thoroughly reviewed the company's compensation program and has determined that the pay decisions for the named executive officers are appropriate given the company's performance, the executives' contributions, and our stockholders' interests. The Board of Directors therefore recommends you vote "FOR" the approval of the named executive officers' compensation.***

As required by Section 14A of the Exchange Act, stockholders are being asked to approve the compensation of AbbVie's named executive officers, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis, the compensation tables and related material included in this proxy statement. The independent compensation committee of the Board of Directors, with the counsel of its independent compensation consultant, has thoroughly examined AbbVie's programs, the company's performance related to our industry and peer group, and market factors. The committee has determined that the specific pay decisions for the named executive officers are appropriate given the company's performance, the executives' contributions, and our stockholders' interests. We currently ask our stockholders to vote on executive compensation on an annual basis.

While this vote is advisory and non-binding, the Board of Directors and the compensation committee value the opinion of the stockholders and will review the voting results and take them into account when future compensation decisions are made.

MANAGEMENT PROPOSAL TO ELIMINATE SUPERMAJORITY VOTING



What am I voting on and how should I vote?	*You are being asked to amend and restate the Certificate of Incorporation to remove the supermajority voting requirement. Currently, certain amendments to the company's Certificate of Incorporation or By-Laws require the affirmative vote of at least 80 percent of the outstanding shares. The proposed amendment will allow for a regular majority to pass such amendments in the future. <u>If this management proposal passes, management will submit a proposal at the next shareholder meeting to declassify the Board into a single class with annual elections. This subsequent management proposal would be subject to the new regular majority vote threshold.</u>* ***The Board of Directors therefore recommends you vote "FOR" the management proposal to amend and restate the Certificate of Incorporation to eliminate supermajority voting.***

Currently, AbbVie's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that certain amendments to the Certificate of Incorporation or AbbVie's Amended and Restated By-Laws (the "By-Laws") require the affirmative vote of shares representing no less than 80 percent of AbbVie's outstanding shares of stock entitled to vote generally in the election of directors. We refer to these provisions listed below as the "Supermajority Voting Requirement."

Specifically, Article VIII of the Certificate of Incorporation provides that any stockholder-approved alteration, amendment, or repeal of any of the By-Law provisions listed below, or the adoption of any stockholder-approved By-Law provision inconsistent with those By-Law provisions, must be approved pursuant to the Supermajority Voting Requirement. The By-Law provisions covered by the Supermajority Voting Requirement are in regards to:

- special meetings of stockholders and written consents by stockholders (Article II, Sections 2.2 and 2.12, respectively);
- board size and tenure, classes of directors, board vacancies, and director removal (Article III, Sections 3.2, 3.3, 3.10 and 3.11, respectively);
- indemnification of directors and officers (Article VII); and
- amendments to the By-Laws (Article X).

Article XI of the Certificate of Incorporation provides that any alteration, amendment, or repeal of any of the provisions of the Certificate of Incorporation listed below, or the adoption of any provision inconsistent with those provisions, must be approved pursuant to the Supermajority Voting Requirement. The provisions covered by the Supermajority Voting Requirement are in regards to:

- board size, classes of directors, board vacancies, and director removal (Article VI, Sections 1, 2, 3 and 4, respectively); and
- written consents by stockholders and special meetings of stockholders (Article VII, Sections 1 and 2, respectively).

After reviewing the advantages and disadvantages of the Supermajority Voting Requirement at this time, the Board approved, and recommends that stockholders approve, the amendment and restatement of Articles VIII and XI of the Certificate of Incorporation to remove the Supermajority Voting Requirement contained therein. If approved, future stockholder-approved amendments to the By-Law and Certificate of Incorporation provisions listed above will not be subject to the Supermajority Voting Requirement and will instead require the affirmative vote of a majority of AbbVie's outstanding shares of stock entitled to vote generally in the election of directors.

The proposed Certificate of Amendment to the Certificate of Incorporation is attached to this proxy statement as **Appendix A**, which the company would file promptly following the 2025 Annual Meeting if our stockholders approve the amendment. The affirmative vote of the holders of 80 percent of the outstanding shares of stock entitled to vote generally in the election of directors on the Record Date is required to approve this proposal pursuant to the Certificate of Incorporation. The Board has approved certain conforming changes to the company's By-Laws, contingent on the effectiveness of the proposed amendment to the Certificate of Incorporation.

STOCKHOLDER PROPOSAL

<table>
<tr>
<td>What am I voting on and how should I vote?</td>
<td>One stockholder proposal will be voted upon at the Annual Meeting if properly presented by or on behalf of the proponent. The address and share ownership information of the proponent is available upon request. The proposed resolution and the statement made in support thereof, as well as the Board of Directors' statement in opposition to this proposal, is presented on the following pages. The proposal may contain assertions about AbbVie or other statements that we believe are incorrect. The Board of Directors recommends you vote "AGAINST" the proposal for the reasons set forth following the proposal.

The Board of Directors recommends you vote "AGAINST" the proposal for the reasons set forth following the proposal.</td>
</tr>
</table>

Stockholder Proposal on Simple Majority Vote

John Chevedden has notified AbbVie that he intends to present the following proposal at the Annual Meeting and that he owns the requisite number of AbbVie shares.

Proposal 5 – Simple Majority Vote



Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. The supermajority voting requirements, like those of ABBV, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "'What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can be used to block initiatives supported by 99% of Skyworks Solutions shareholders but opposed by the ABBV Corporate Governance Committee.

ABBV shareholders have given 95% support to 5 ABBV proposals on this topic since 2018. However the corporate governance of ABBV is so undemocratic that these 95% votes did not equal 80% of votes from all shares outstanding which is the undemocratic requirement at ABBV.

One solution to this is to adjourn the annual meeting and seek more votes until the 80% requirement is met. The ABBV Corporate Governance Committee is potentially derelict in not taking this simple step in response to 5 ABBV Solutions shareholder votes of 95% approval since 2018.

The ABBV Corporate Governance Committee has relied on the Skadden law firm of 1700 attorneys and $3 Billion in annual revenue. Why hasn't the Skadden law firm come up with a means to adopt an ABBV proposal topic that has been approved by 95% of ABBV shares 5-times since 2018?

ABBV scores 9 in regard to shareholder rights with 10 being the worse possible score. Why can't the Skadden law firm be given the assignment to get this important proposal adopted and improve ABBV shareholder rights?

Please vote yes:
Simple Majority Vote – Proposal 5

Board of Directors Statement in Opposition to the Stockholder Proposal on Simple Majority Vote

The Board of Directors recommends that stockholders vote **AGAINST** this proposal.

Given the management proposal on the same topic to eliminate supermajority voting included this year and in prior years, this stockholder proposal is redundant, unnecessary, and confusing.

Changing the By-Laws to simple majority vote as the stockholder proposes (and as management similarly proposes in its own proposal) requires 80% of outstanding shares to vote in favor. Supporting this stockholder proposal adds nothing to the effort to eliminate supermajority voting; rather, it is the management proposal that ultimately must pass in order to eliminate supermajority voting (and ultimately, declassify the Board). **In other words, even if a stockholder votes in favor of this stockholder proposal, unless the management proposal passes, it has no effect. The Board of Directors recommends that stockholders vote in favor of its management proposal instead of this stockholder proposal.**

The Board has long demonstrated its commitment to eliminating the supermajority voting provisions in our charter and By-Laws, as evidenced by this year's management proposal, which was also submitted to a shareholder vote by management in 2024, 2023, 2022, 2021, 2020, 2019, and 2018. Moreover, the Board submitted a management proposal on the related issue of declassifying the Board in 2018, 2017, and 2016.

These management proposals require 80% of outstanding shares to vote in favor in order to pass. They have not passed in prior years in large part due to a lower than desired vote turnout, primarily among retail holdings. Over the past several years, AbbVie has had numerous discussions with proxy solicitors about the costs of a get-out-the-vote campaign and the likelihood of success of such a campaign for AbbVie's stockholder base. The most recent cost estimate for such a solicitation we received was over $10 million, due to the large retail holdings of AbbVie shares. The likelihood of campaign success was uncertain and could not be assured even with the large spend.

AbbVie conducts a robust investor engagement program each year to greater than 40% of our outstanding shares, and the consistent feedback from our stockholders is that such a cost would not be a good use of company resources, particularly with an uncertain likelihood of success.

In sum, the Board has already shown a commitment, taken all of the steps necessary to eliminate supermajority voting, and has done so for many years. Stockholders may vote for the management proposal to eliminate supermajority voting instead of this stockholder proposal. The Board remains committed to eliminating supermajority voting and ultimately declassifying the Board, but a non-binding, advisory stockholder proposal does nothing to advance these goals.

The Board of Directors recommends that you vote AGAINST the proposal.

ADDITIONAL INFORMATION

Corporate Governance Materials

AbbVie's corporate governance guidelines with the outline of directorship qualifications; director independence guidelines; code of business conduct; and audit committee, compensation committee, nominations and governance committee, and public policy and sustainability committee charters are all available in the governance section of AbbVie's investor relations website at *www.abbvieinvestor.com*. We are providing our website address in this proxy statement solely for the information of investors. We do not intend the address to be an active link or to otherwise incorporate the contents of the website, including any materials that are noted in this proxy statement as being posted on the website, into this proxy statement or into any of our other filings with the Securities and Exchange Commission.

Procedures for Approval of Related Person Transactions

It is AbbVie's policy that the nominations and governance committee conduct a reasonable prior review and approve or disapprove of all transactions in which AbbVie participates and in which any related person has a direct or indirect material interest if such transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Related person transactions requiring review by the nominations and governance committee pursuant to this policy are identified in:

- questionnaires annually distributed to AbbVie's directors and executive officers;
- certifications submitted annually by AbbVie executive officers related to their compliance with AbbVie's Code of Business Conduct; or
- communications made directly by the related person to the chief financial officer or general counsel.

In determining whether to approve or disapprove a related person transaction, the nominations and governance committee will consider the following items, among others:

- the related person's relationship to AbbVie and interest in the transaction;
- the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;
- the benefits to AbbVie of the transaction;
- if applicable, the availability of other sources of comparable products or services;
- an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;
- whether a transaction has the potential to impair director independence; and
- whether the transaction constitutes a conflict of interest.

This process is included in the nominations and governance committee's written charter, which is available on the governance section of AbbVie's investor relations website at *www.abbvieinvestor.com*.

Nicholas Donoghoe, M.D., Executive Vice President, Chief Business and Strategy Officer, was appointed as an executive officer of AbbVie during 2023. Dr. Donoghoe's wife, Jessica Heckmann Donoghoe, is a minority equity owner in LaserAway, a chain of aesthetics clinics. Dr. Donoghoe's brothers-in-law Brock Heckmann, Scott Heckmann, and Todd Heckmann are also equity owners, as well as executives, at LaserAway. LaserAway purchased $12.6 million worth of AbbVie products during 2024, including Botox Cosmetic, Juvederm, and Coolsculpting. LaserAway also receives product samples for educational and other training purposes. Dr. Donoghoe does not have any visibility to or control over the terms of the LaserAway transactions, and the LaserAway terms are generally consistent with those of similarly situated customers. LaserAway first became a customer of the Allergan group of companies before AbbVie acquired Allergan in 2020. Our nominations and governance committee, pursuant to its committee charter, has reviewed and approved the foregoing arrangement with LaserAway.

Alexander Freyman, who is the son of Thomas Freyman, a director of the company, is an employee at AbbVie. Alexander earned $129,787.48 in total compensation in 2024. His role does not involve company-wide policy or strategy decision making. Alexander's employment at AbbVie began prior to Thomas Freyman becoming a Board member in 2020 when the company acquired Allergan. At the time, Thomas Freyman was a director on Allergan's Board and joined AbbVie's Board due to his familiarity with the acquired Allergan business, as well as deep health care industry experience from his decades of leadership as an executive at Abbott Laboratories. Thomas Freyman has no role in setting Alexander's compensation, performance evaluations, or any other aspects of his employment. Alexander's compensation is on terms that are comparable to the terms available to similarly situated employees. Our nominations and governance committee, pursuant to its committee charter, has reviewed and approved Alexander's compensation. Thomas Freyman recused himself from this review and approval.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires AbbVie's directors and executive officers, and persons who own more than 10% of a registered class of AbbVie's equity securities, to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of such equity securities of AbbVie. With the exception of one report filed three days late on behalf of an executive officer on March 1, 2024, and one report filed four days late on behalf of an executive officer on September 30, 2024, each of which was not timely filed due to administrative error, to AbbVie's knowledge, no executive officer or director of AbbVie failed to file reports required by Section 16(a) on a timely basis.

Exclusive Forum

AbbVie is incorporated in the state of Delaware and Delaware law governs the relationship among its directors, officers, and stockholders (also known as the internal affairs doctrine). To provide for the orderly, efficient and cost-effective resolution of Delaware-law issues affecting AbbVie, the company's Certificate of Incorporation provides that unless the Board of Directors otherwise determines, Delaware courts are the exclusive forum for cases involving the internal affairs doctrine, derivative actions brought on behalf of the company, claims for breach of fiduciary duty, and other matters concerning Delaware statutory and common law. The provision does not apply to any other cases brought against AbbVie. There is uncertainty as to whether a court would enforce the exclusive forum provision with respect to claims under the federal securities laws. The preceding paragraph is not an exhaustive description.

Other Matters

The Board of Directors knows of no other business to be transacted at the 2025 Annual Meeting of Stockholders, but if any other matters do come before the meeting, it is the intention of the persons named in the accompanying proxy to vote or act with respect to them in accordance with their best judgment.

Deadlines for Notice of Stockholder Actions to be Considered at the 2026 Annual Meeting of Stockholders

Stockholder Proposals to be Included in AbbVie's 2026 Proxy Statement (Rule 14a-8)

Stockholders interested in submitting proposals for inclusion in our proxy materials and for presentation at the 2026 Annual Meeting may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. In general, to be eligible for inclusion in our proxy materials, Rule 14a-8 shareholder proposals must be received by AbbVie no later than November 24, 2025.

Stockholder Nominations to be Included in AbbVie's 2026 Proxy Statement ("Proxy Access")

AbbVie adopted a proxy access By-Law provision to permit a stockholder, or a group of up to 20 stockholders, continuously owning shares of our company for at least 3 years and representing an aggregate of at least 3% of the outstanding shares of common stock, to nominate and include in our proxy materials director nominee(s) constituting up to 25% of the total number of the directors in office, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our By-Laws. Notice must include certain information required by Section 2.13 of AbbVie's By-Laws. To be timely for the 2026 Annual Meeting, this written notice must be received by

AbbVie no earlier than October 25, 2025 and no later than November 24, 2025 and must include the specific information required by, and otherwise comply with the requirements of, our By-Laws.

Stockholder Nominations and Stockholder Proposals for Presentation at AbbVie's 2026 Annual Meeting

Stockholders who wish to nominate one or more individuals to serve as directors or to bring a proposal of business before the 2026 Annual Meeting (other than nominations pursuant to the "proxy access" provisions of our By-Laws or a stockholder proposal in accordance with Rule 14a-8), must be a stockholder of record and must notify AbbVie and provide the information required by Sections 2.8 and 2.9, if applicable, of our By-Laws. The notice must be delivered to AbbVie no earlier than the close of business on January 9, 2026 and no later than the close of business on February 7, 2026. However, if the date of our 2026 Annual Meeting is more than 30 days before or more than 60 days after the first anniversary of the date of the 2025 Annual Meeting, then such notice must be delivered to AbbVie no earlier than the close of business on the 120th calendar day prior to the date of the 2026 Annual Meeting and not later than the close of business on the later of the 90th calendar day prior to the date of the 2026 Annual Meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of the 2026 Annual Meeting, the 10th day following the day on which we first publicly announce the date of such meeting. Any such notice must also comply with the timing, disclosure, procedural and other requirements as set forth in our By-Laws.

In addition to satisfying the requirements under the By-Laws described in the immediately preceding paragraph, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 10, 2026. However, if the date of the 2026 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2025 Annual Meeting, then such notice must be delivered by the later of (x) the 10th day following the day we first publicly announce the date of the 2026 Annual Meeting and (y) the date which is 60 days prior to the date of the 2026 Annual Meeting.

Householding of Proxy Materials

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single Notice or proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially provides extra convenience for security holders and cost savings for companies.

Several brokers and banks with accountholders who are AbbVie stockholders will be "householding" our proxy materials. As indicated in the notice provided by these brokers to AbbVie stockholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and you prefer to receive a separate proxy statement, please notify your broker, or contact Broadridge Financial Solutions at 1-866-540-7095, or write to us at Investor Relations, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker or bank.

Annual Report on Form 10-K

AbbVie filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 with the SEC on February 14, 2025. The Annual Report on Form 10-K, including all exhibits, is also available free of charge on AbbVie's investor relations website (*www.abbvieinvestor.com*). Paper copies of the Annual Report on Form 10-K, including the financial statements and schedules, may be obtained free of charge from AbbVie. Paper copies of exhibits to the Annual Report on Form 10-K are available, but a reasonable fee per page will be charged to the requesting stockholder. Stockholders may make requests in writing to us at Investor Relations, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064.

Cautionary Statement Regarding Forward-Looking Statements

Some statements in this proxy statement are, or may be considered, forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions and uses of future or conditional verbs, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks and uncertainties include, but are not limited to, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie's operations is set forth in Item 1A, "Risk Factors," of AbbVie's 2024 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission, as updated by its Quarterly Reports on Form 10-Q and in other documents that AbbVie subsequently files with the Securities and Exchange Commission that update, supplement or supersede such information. AbbVie undertakes no obligation, and specifically declines, to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

General

It is important that proxies be returned promptly. Stockholders are urged to vote, regardless of the number of shares of AbbVie common stock owned. Stockholders may vote by telephone, by internet, or by mail if a printed version of the proxy card was received or requested. Stockholders who vote by telephone or the Internet do not need to return a proxy card.

The Annual Meeting will be held on Friday, May 9, 2025 at 9:00 a.m. CT. This year's Annual Meeting will be a virtual meeting of stockholders. It is important to us that our stockholders be able to engage with the company and its executives during the annual meeting. AbbVie held virtual stockholder meetings in recent years and generally received positive feedback from investors. We found that more stockholders were able to attend and our executive leadership team was able to answer more stockholder questions than in prior years, when the company held in-person meetings. A virtual meeting allows more stockholders to attend the meeting equally and without cost, from anywhere around the globe. At the 2025 virtual meeting, stockholders will be able to attend the Annual Meeting, vote, and submit questions via live webcast by visiting www.virtualshareholdermeeting.com/ABBV2025. Consistent with prior practice at our in-person meetings, we will address as many stockholder-submitted question topics as time permits. If we do not have time to address a specific question, a member of our governance team will follow-up with the stockholder(s) after the meeting. The virtual meeting website can be accessed on a computer, tablet, or phone with internet connection. For stockholders without access to the internet, you may listen to the Annual Meeting by telephone at 1-877-328-2502 (USA) or 1-412-317-5419 (International). AbbVie will make any required list of stockholders available during the meeting. Closed captioning will be available on the meeting platform.

On the day of the Annual Meeting, stockholders may begin to log in to the online virtual annual meeting platform beginning at 8:45 a.m. Central Time, and the meeting will begin promptly at 9:00 a.m. Central Time. Please allow ample time for online login. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call 1-844-986-0822 (USA) or 1-303-562-9302 (International) for technical support.

To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/ABBV2025, you must enter the control number found on your proxy card, voting instruction form or notice you received. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.

By order of the Board of Directors.
PERRY C. SIATIS
SECRETARY

INFORMATION ABOUT THE ANNUAL MEETING

Who Can Vote

Stockholders of record at the close of business on March 10, 2025 will be entitled to notice of and to vote during the Annual Meeting. As of March 10, 2025, AbbVie had 1,768,978,278 outstanding shares of common stock, which are AbbVie's only outstanding voting securities. Each stockholder has one vote per share. Stockholders do not have the right to vote cumulatively in electing directors.

Notice and Access

In accordance with the Securities and Exchange Commission (SEC) e-proxy rules, AbbVie mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders on or around March 24, 2025. The Notice describes the matters to be considered at the Annual Meeting and how stockholders can access the proxy materials online. It also provides instructions on how stockholders can vote their shares. If you received the Notice, you will not receive a printed version of the proxy materials unless you request one. If you would like to receive a printed version of the proxy materials, free of charge, please follow the instructions on the Notice.

Voting by Proxy

AbbVie's stockholders may vote their shares by telephone, the Internet, or during the Annual Meeting. If you vote by telephone or the Internet, you do not need to return your proxy card. The instructions for voting can be found on the Notice, on the website listed in the Notice, and, if you received one, on your proxy card. If you requested a printed version of the proxy card, you may also vote by mail.

Revoking a Proxy

You may revoke your proxy by voting during the Annual Meeting or, at any time prior to the meeting:

- by delivering a written notice to the secretary of AbbVie,
- by delivering an authorized proxy with a later date, or
- by voting by telephone or the Internet after you have given your proxy.

Discretionary Voting Authority

Unless otherwise specified in accordance with the instructions on the proxy, the persons named in the proxy will vote the shares of AbbVie common stock covered by proxies they receive to elect the four nominees named in Item 1 on the proxy card. If a nominee becomes unavailable to serve, the shares will be voted for a substitute designated by the Board of Directors or for fewer than four nominees if, in the judgment of the proxy holders, such action is necessary or desirable.

Where a stockholder has specified a choice for or against the proposals to be presented at the Annual Meeting or if the stockholder has chosen to abstain, the shares of AbbVie common stock represented by the proxy will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the ratification of Ernst & Young LLP as auditors, FOR the approval of executive compensation, FOR the management proposal to eliminate supermajority voting, and AGAINST the stockholder proposal.

The Board of Directors is not aware of any other issue that may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

Quorum

The presence of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors constitutes a quorum, which is required to hold and conduct business at the Annual Meeting. Shares are counted as present at the Annual Meeting if:

- You are represented in person at the Annual Meeting; or
- Your shares are represented by a properly authorized and submitted proxy (submitted by mail, by telephone, or over the internet)

Abstentions and broker non-votes will count towards shares present at the Annual Meeting for the purpose of determining a quorum. In the absence of a quorum, the Annual Meeting may be adjourned, from time to time, by the Chairman of the Board of Directors or the President, but no other business shall be transacted at such meeting.

Votes Required for Each Item

1. Election of Directors: In uncontested elections such as this one, the affirmative vote of a majority of the votes cast is required to elect each director. This means that the number of votes cast "FOR" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes will not be counted as a vote cast either "FOR" or "AGAINST" with respect to the director or directors indicated and therefore will have no effect on this proposal. Brokers do not have discretionary authority to vote on this proposal.

2. Ratification of Independent Auditor: The affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter is required for the ratification of the appointment of Ernst & Young LLP as AbbVie's independent registered public accounting firm. Abstentions will be counted as votes "AGAINST" this proposal. A broker or other nominee may generally vote on routine matters such as this one, and therefore no broker non-votes are expected to exist in connection with this proposal.

3. Say on Pay: Advisory Vote on Executive Compensation: The affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter is required for the approval of the advisory vote to approve the compensation of AbbVie's named executive officers. Because your vote is advisory, it will not be binding upon AbbVie's Board of Directors. Abstentions will be counted as votes "AGAINST" this proposal and broker non-votes will have no effect on this proposal. Brokers do not have discretionary authority to vote on this proposal.

4. Management Proposal to Eliminate Supermajority Voting: The affirmative vote of shares representing not less than eighty percent (80%) of the outstanding shares of capital stock of AbbVie entitled to vote generally in the election of directors is required for the approval of the management proposal to eliminate supermajority voting pursuant to Article XI of AbbVie's Amended and Restated Certificate of Incorporation. Abstentions and broker non-votes will be counted as votes "AGAINST" this proposal. Brokers do not have discretionary authority to vote on this proposal.

5. Stockholder Proposal: The affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter is required for the approval of the stockholder proposal presented at the meeting. Abstentions will be counted as votes "AGAINST" this proposal and broker non-votes will have no effect on this proposal. Brokers do not have discretionary authority to vote on this proposal.

Inspectors of Election

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify stockholders are independent and are not AbbVie employees.

Cost of Soliciting Proxies

AbbVie will bear the cost of making solicitations from its stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of AbbVie and its subsidiaries.

AbbVie has retained Alliance Advisors LLC to aid in the solicitation of proxies, at an estimated cost of $23,500 plus reimbursement for reasonable out-of-pocket expenses.

AbbVie Savings Plan

Participants in the AbbVie Savings Plan will receive voting instructions for their shares of AbbVie common stock held in the AbbVie Savings Plan Trust. Broadridge Financial Solutions, Inc. will solicit the voting instructions from participants and, with respect to those shares of AbbVie common stock for which voting instructions are received, provide a voting tally to Empower Trust Company (the trustee of the AbbVie Savings Plan Trust) to vote the shares as directed by participants. The AbbVie Retirement Plans Investment Committee may use its own discretion with respect to those shares of AbbVie common stock for which no voting instructions are received.

Proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation of AbbVie Inc.

The text of the proposed amendment is marked to reflect the proposed changes.

AbbVie Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

1. Articles VIII and XI of AbbVie's Amended and Restated Certificate of Incorporation are amended to read as follows:

ARTICLE VIII
AMENDMENTS TO BY-LAWS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the By-laws of the Corporation (the "By-laws") may be altered, amended or repealed, in whole or in part, and new By-laws may be adopted, (i) by the affirmative vote of shares representing a majority of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors; provided, however, ~~that any proposed alteration, amendment or repeal of, or the adoption of any By-law inconsistent with, Sections 2.2, 2.12, 3.2, 3.3, 3.10 or 3.11, Article VII or Article X of the By-laws (in each case, as in effect on the date hereof), or the alteration, amendment or repeal of, or the adoption of any provision inconsistent with this sentence, may only be made by the affirmative vote of shares representing not less than eighty percent (80%) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors; and~~ provided further, however, that in the case of any such stockholder action at a meeting of stockholders, notice of the proposed alteration, amendment, repeal or adoption of the new By-law or By-laws must be contained in the notice of such meeting, or (ii) by action of the Board of Directors of the Corporation; provided, however, that the case of any such action at a meeting of the Board of Directors, notice of the proposed alteration, amendment, repeal or adoption of the new By-law or By-laws must be given not less than two days prior to the meeting.

* * *

ARTICLE XI
AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation. ~~In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware as they presently exist or may hereafter be amended, subject to any limitations contained elsewhere in this Amended and Restated Certificate of Incorporation, the Corporation may from time to time adopt, amend or repeal any provisions of this Amended and Restated Certificate of Incorporation; provided, however, that any proposed alteration, amendment or repeal of, or the adoption of any provision inconsistent with, Article VI and Article VII of this Amended and Restated Certificate of Incorporation (in each case, as in effect on the date hereof), or the alteration, amendment or repeal of, or the adoption of any provision inconsistent with this sentence, may only be made by the affirmative vote of shares representing not less than eighty percent (80%) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.~~

2. The foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, duly authorized, as of the   day of   2025.

AbbVie Inc.

By: _____
Name:
Title:

 

AbbVie Inc.
Reconciliation of GAAP Reported to Non-GAAP Adjusted Information
Year Ended December 31, 2024
(Unaudited) (In millions, except per share data)

Non-GAAP Financial Results

Financial results are presented on both a reported and a non-GAAP basis. Reported results were prepared in accordance with GAAP and include all revenues and expenses recognized during the period. Non-GAAP results adjust for certain non-cash items and for factors that are unusual or unpredictable, and exclude those costs, expenses, and other specified items. AbbVie's management believes non-GAAP financial measures provide useful information to investors regarding AbbVie's results of operations and assist management, analysts, and investors in evaluating the performance of the business. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP.

1. 2024 Net Revenue Growth compared to 2023

At actual currency rates (GAAP)	3.7%
Impact of foreign exchange	0.9%
Operational net revenue growth at constant currency rates (non-GAAP)	4.6%

2. Diluted Earnings Per Share since 2020

		2024		2023		2022		2021		2020
As reported (GAAP)	$	2.39	$	2.72	$	6.63	$	6.45	$	2.72
Adjusted for specified items:										
Intangible asset amortization		3.63		3.76		3.61		3.60		2.87
Pylera Divestiture		—		—		(0.07)		—		—
Acquisition related costs		0.55		0.07		0.43		0.12		1.81
Change in fair value of contingent consideration		2.07		2.81		1.55		1.50		3.43
Litigation matters		0.41		(0.22)		1.13		0.14		—
Intangible asset impairment		1.98		1.96		0.34		—		—
Income tax items		(1.02)		—		(0.18)		(0.15)		(1.14)
Other		0.11		0.01		0.33		0.17		0.07
As adjusted (non-GAAP)	$	10.12	$	11.11	$	13.77	$	11.83	$	9.76

3. R&D Expense since 2013 Inception

		2024		2023		2013 - 2022		Total
As reported (GAAP)	$	12,791	$	7,675	$	55,741	$	76,207
Adjusted for specified items:		(4,735)		(646)		(8,151)		(13,532)
As adjusted (non-GAAP)	$	8,056	$	7,029	$	47,590	$	62,675

 

4. Adjusted R&D Investment since 2013 Inception

	2024	2023	2013 - 2022	Total
R&D Expense as adjusted (non-GAAP)	$ 8,056	$ 7,029	$ 47,590	$ 62,675
Acquired IPR&D and milestones expense, as reported (GAAP)	2,757	778	6,008	9,543
Calico collaboration expense, as reported (GAAP)	—	—	1,750	1,750
Total adjusted R&D investment	$ 10,813	$ 7,807	$ 55,348	$ 73,968

2024 Performance Results for Financial Goals Reconciliations

	Net Revenues*	Income Before Taxes	Operating Margin	Net Earnings**
As reported (GAAP)	$ 56,334	$ 3,716	$ 9,137	$ 4,278
Adjusted for specified items:				
Intangible asset amortization	—	7,622	7,622	6,461
Acquisition and integration costs	—	1,061	1,037	978
Acquired IPR&D and milestones	—	2,757	2,757	2,704
Change in fair value of contingent consideration	—	3,771	—	3,673
Litigation matters	—	910	910	721
Intangible asset impairment	—	4,476	4,476	3,512
Income tax items	—	—	—	(1,819)
Other	—	256	158	197
Adjusted for Humira net revenues	(8,993)	—	—	—
Adjusted for foreign exchange	(3)	73	122	—
As adjusted (non-GAAP)	$ 47,338	$ 24,642	$ 26,219	$ 20,705

* Net revenues are adjusted as outlined in the table to calculate the Platform Revenue performance results.
** Represents net earnings attributable to AbbVie Inc.

Intangible asset impairment reflects a partial impairment charge related to the emraclidine intangible asset acquired as part of the Cerevel Therapeutics acquisition. Acquisition and integration costs primarily reflect costs related to the ImmunoGen and Cerevel Therapeutics acquisitions. Acquired IPR&D and milestones represents initial costs and subsequent development milestones incurred to acquire rights to in-process R&D projects through R&D collaborations, licensing arrangements or other asset acquisitions. Income tax items primarily reflect an income tax benefit related to the settlement of income tax examinations, partially offset by changes in income tax reserves. Litigation matters primarily include charges related to actual and potential settlements of litigation.

2023 Performance Results for Financial Goals Reconciliations

	Net Revenues*	Income Before Taxes	Operating Margin	Net Earnings**
As reported (GAAP)	$ 54,318	$ 6,250	$ 12,757	$ 4,863
Adjusted for specified items:				
Intangible asset amortization	—	7,946	7,946	6,685
Acquisition and integration costs	—	161	146	122
Acquired IPR&D and milestones	—	778	778	741
Change in fair value of contingent consideration	—	5,128	—	5,003
Litigation matters	—	(485)	(485)	(381)
Intangible asset impairment	—	4,229	4,229	3,455
Other	—	225	200	22
Adjusted for Humira net revenues	(14,404)	—	—	—
Adjusted for foreign exchange	120	201	156	—
As adjusted (non-GAAP)	$ 40,034	$ 24,433	$ 25,727	$ 20,510

* Net revenues are adjusted as outlined in the table to calculate the Platform Revenue performance results.
** Represents net earnings attributable to AbbVie Inc.

Intangible asset impairment primarily reflects partial impairment charges related to the U.S. Imbruvica and CoolSculpting intangible assets. Acquisition and integration costs primarily include costs related to the Allergan acquisition, including a one-time gain related to the termination of a development liability related to the Allergan acquisition. Acquired IPR&D and milestones represents initial costs and subsequent development milestones incurred to acquire rights to in-process R&D projects through R&D collaborations, licensing arrangements or other asset acquisitions. Litigation matters primarily includes income related to a favorable settlement of a litigation matter.



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